Filed Pursuant to Rule 424(b)(3)
Registration No. 333-202573

PROSPECTUS

(Proposed holding company for

Millington Savings Bank)

Up to 3,277,500 Shares of Common Stock

(Subject to increase to 3,769,125 Shares)

MSB Financial Corp., a newly formed Maryland corporation that is referred to as MSB Financial—Maryland throughout this prospectus, is offering common stock for sale in connection with the conversion of MSB Financial, MHC from the mutual holding company form of organization to the stock form of organization.

We are offering up to 3,277,500 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 2,422,500 shares to complete the offering. All shares are offered at a price of $10.00 per share. Purchasers will not pay a commission to purchase shares of common stock in the offering. The amount of capital being raised is based on an independent appraisal of MSB Financial—Maryland. Most of the terms of this offering are required by regulations of the Board of Governors of the Federal Reserve System. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, the independent appraiser determines that our market value has increased, we may sell up to 3,769,125 shares without giving you further notice or the opportunity to change or cancel your order.

The shares we are offering represent the 61.7% ownership interest in MSB Financial Corp, a federal corporation (“MSB Financial—Federal”), now owned by MSB Financial, MHC. The remaining 38.3% interest in MSB Financial—Federal currently owned by the public will be exchanged for shares of common stock of MSB Financial—Maryland. The 1,919,093 shares of MSB Financial—Federal currently owned by the public will be exchanged for between 1,404,162 shares and 1,899,748 shares of common stock of MSB Financial—Maryland (subject to increase to 2,184,710 shares if we sell 3,769,125 shares in the offering) so that MSB Financial—Federal’s existing public shareholders will own approximately the same percentage of MSB Financial—Maryland common stock as they owned of MSB Financial—Federal’s common stock immediately before the conversion as adjusted for assets of MSB Financial, MHC and dividends that it had previously waived.

We are offering the shares of common stock in a subscription offering to eligible depositors of Millington Savings Bank (“Millington Bank”) and Millington Bank’s tax-qualified employee stock ownership plan. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given to natural persons residing in Morris and Somerset Counties in New Jersey, and then to shareholders of MSB Financial—Federal. We also may offer for sale shares of common stock not purchased in the subscription or community offerings through a syndicate of broker-dealers, referred to in this prospectus as the syndicated offering. The syndicated offering may commence before the subscription and community offerings (including any extensions) have expired. The subscription, community and syndicated offerings are collectively referred to in this prospectus as the offering. Keefe, Bruyette & Woods will assist us in selling the shares on a best efforts basis in the subscription and community offerings, and will serve as sole book-running manager for any syndicated offering. Keefe, Bruyette & Woods is not required to purchase any shares of common stock that are sold in the subscription and community offerings.

The minimum order is 25 shares. The subscription offering will end at 2:00 p.m., Eastern time, on June 23, 2015. We expect that the community offering, if held, will terminate at the same time, although it may continue without notice to you until August 7, 2015 or longer if the Federal Reserve Board approves a later date. No single extension may exceed 90 days and the offering must be completed by July 1, 2017. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond

August 7, 2015, or the number of shares of common stock to be sold is increased to more than 3,769,125 shares or decreased to less than 2,422,500 shares. If we extend the offering beyond August 7, 2015, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Millington Bank’s statement savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 2,422,500 shares or more than 3,769,125 shares, we will promptly return all funds and set a new offering range. All subscribers will be resolicited and given the opportunity to place a new order. Funds received before the completion of the subscription and community offerings will be held in a segregated account at Millington Bank and will earn interest at Millington Bank’s statement savings rate, which is currently 0.15% per annum.

MSB Financial—Federal’s common stock currently trades on the Nasdaq Global Market under the symbol “MSBF,” and the shares of MSB Financial—Maryland’s common stock will also trade on the Nasdaq Global Market under the symbol “MSBF, although no market yet exists for these shares.”

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 18.

OFFERING SUMMARY

Price Per Share: $10.00

	Minimum	Midpoint	Maximum	Maximum, as Adjusted
Number of shares	2,422,500	2,850,000	3,277,500	3,769,125
Gross offering proceeds	$24,225,000	$28,500,000	$32,775,000	$37,691,250
Estimated offering expenses, excluding selling agent commissions and expenses	$855,000	$855,000	$855,000	$855,000
Estimated selling agent commissions and expenses (1)(2)	$380,260	$421,300	$462,340	$509,536
Estimated net proceeds	$22,989,740	$27,223,700	$31,457,660	$36,326,714
Estimated net proceeds per share	$9.49	$9.55	$9.60	$9.64

(1)	Includes $130,000 payable to Keefe, Bruyette & Woods for marketing expenses (including legal fees) and $30,000 payable to Keefe, Bruyette & Woods for records management services fees and expenses. In the event of a material delay in the offering, such expenses may be increased by mutual consent to a maximum of $155,000.
(2)	The amounts shown assume that 100% of the shares are sold in the subscription offering. The amounts shown further assume that Keefe, Bruyette & Woods will receive fees in the amount of: (i) 1.0% of the aggregate amount of common stock sold in the subscription offering (net of insider purchases and shares purchased by our employee stock ownership plan). See “The Conversion and Offering—Plan of Distribution; Selling Agent Compensation” for information regarding compensation to be received by Keefe, Bruyette & Woods in the subscription and community offerings and the compensation to be received by Keefe, Bruyette & Woods and the other broker-dealers that may participate in any syndicated offering. If all shares of common stock were sold in the syndicated underwritten offering, the selling agent and broker-dealers’ commissions would be approximately $1.5 million, $1.7 million, $2.0 million and $2.3 million at the minimum, midpoint, maximum and maximum, as adjusted levels of the offering, respectively.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (844) 265-9680

The date of this prospectus is May 14, 2015

Millington Savings Bank Est. 1911

NEW JERSEY
287
24
280
95
Basking Ridge
Newark
Jersey City
New York
Millington
78
Bernardsville
Brooklyn
78
287
Martinsville
78
Staten Island
Lower Bay
287
95
Raritan Bay
Sandy Hook Bay

NY
PA
NJ

**Millington Branch**
1902 Long Hill Road
Millington

**Martinsville Branch**
1924 Washington Valley Road
Martinsville

**Riverwalk Branch**
675 Martinsville Road
Basking Ridge

**Bernardsville Branch**
122 Morristown Road
Bernardsville

**Dewy Meadow Branch**
415 King George Road
Basking Ridge

SUMMARY

This summary highlights material information from this prospectus and may not contain all the information that is important to you. To understand the conversion and offering fully, you should read this entire document carefully. In this prospectus, the terms “we,” “us” and “our” refer to MSB Financial — Federal and its consolidated subsidiaries or its successor MSB Financial — Maryland, unless the context requires otherwise.

Our Company

MSB Financial Corp. MSB Financial – Federal is a federally chartered corporation organized in 2004 for the purpose of acquiring all of the capital stock that Millington Savings Bank issued in its mutual holding company reorganization. In January 2007, MSB Financial – Federal conducted its initial public offering and sold 2,529,281 shares including 202,342 shares acquired by the Millington Savings Bank employee stock ownership plan for net proceeds of approximately $24.5 million. At December 31, 2014, we had total assets of $340.3 million, total deposits of $266.1 million and total stockholders’ equity of $41.0 million. As of December 31, 2014, we had a total of 5,010,437 shares outstanding of which 3,091,344 shares, or approximately 61.7% of the outstanding shares, were owned by MSB Financial, MHC.

MSB Financial, MHC. MSB Financial, MHC is a federally chartered mutual holding company that was formed in 2004 in connection with the mutual holding company reorganization. MSB Financial, MHC has not engaged in any significant business since its formation. So long as MSB Financial, MHC is in existence, it will at all times own a majority of the outstanding stock of MSB Financial — Federal.

Millington Savings Bank. Millington Savings Bank is a New Jersey-chartered stock savings bank and its deposits are insured by the Federal Deposit Insurance Corporation. As of December 31, 2014, Millington Savings Bank had 57 full time equivalent employees. After the completion of the conversion, Millington Savings Bank intends to change its name to “Millington Bank,” although the name change will not be effective as of the same date as the conversion. References in this document to Millington Bank refer to Millington Savings Bank up until the name change is effective and Millington Bank thereafter.

Our primary business is attracting retail deposits from the general public and using those deposits, together with funds generated from operations, principal repayments on securities and loans and borrowed funds, for our lending and investing activities. Our loan portfolio consists of one- to four-family residential real estate mortgages, commercial real estate mortgages, construction loans, commercial and industrial loans, home equity loans and lines of credit, and other consumer loans. We also invest in U.S. Government obligations and mortgage-backed securities and, to a lesser extent, corporate bonds.

Millington Bank is regulated by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. MSB Financial, MHC and MSB Financial – Federal are regulated as savings and loan holding companies by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

MSB Financial — Maryland. MSB Financial — Maryland is a newly formed Maryland corporation. Following the completion of the conversion and offering, MSB Financial — Maryland will be the holding company for Millington Bank and will succeed MSB Financial — Federal as the publicly-traded holding company of Millington Bank. In connection with the completion of the conversion, Millington Bank will revoke its Section 10(l) election so that MSB Financial — Maryland will be a bank holding company under the Bank Holding Company Act of 1956, as amended, subject to supervision and regulation by the Federal Reserve Board. The shares of MSB Financial — Maryland’s common stock will also trade on the Nasdaq Global Market under the symbol “MSBF,” although no market yet exists for these shares.

Our principal executive offices are located at 1902 Long Hill Road, Millington, New Jersey 07946-0417 and our telephone number at that address is (908) 647-4000. Our web site address is www.millingtonsb.com. Information on our web site should not be considered a part of this prospectus.

Our Market Area

We are headquartered in Millington, New Jersey, which is located in Morris County, approximately 20 miles west of Newark. Our remaining four branch locations are located in Somerset County, New Jersey. Both Morris and Somerset Counties are among the top 10 wealthiest counties in the United States. The demographics of Morris County reflect the impact of nearly 50 of the nation’s Fortune 500 companies that are headquartered or have a major facility in Morris County, including finance, insurance, real estate, pharmaceuticals, technology and others. Somerset County is comprised of a balance between urban and suburban neighborhoods where pharmaceutical and technology companies represent major sources of employment. Both counties also serve as desired suburban locations for commuting into New York City.

Due to the attractiveness of the market area, our competition for deposits and loans is strong. Historically our competition has come from other insured financial institutions such as local and regional commercial banks, savings institutions, and credit unions located in our primary market area. We also compete with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans, and we face competition for funds from investment products such as mutual funds, short-term money funds and corporate and government securities. There are large competitors operating throughout our total market area, and we also face strong competition from other community-based financial institutions. Based on FDIC data, as of June 30, 2014, our deposits in Morris County represented less than 1% of total deposits in the county, while in Somerset County our deposits were slightly in excess of 1%.

Our Business Strategy

Our goal is to continue to evolve from a traditional thrift business model toward that of a full service, community bank profitably deploying capital and enhancing earnings through a variety of balance sheet growth and diversification strategies. The key strategic initiatives of our business plan are presented below accompanied by an overview of our activities and achievements in support of those initiatives:

Aggressive Growth Strategy. Our business plan calls for us to grow significantly in the next few years. In particular, we plan to significantly increase our loan portfolio, with an emphasis on commercial lending. To help accomplish this goal, in the first quarter of 2015, we hired a new chief lending officer. We plan on also hiring two commercial lending officers and a business development officer to actively seek out quality commercial real estate and multi-family real estate loans. In addition, so as to provide the necessary infrastructure to support this loan growth, we hired a chief operating officer in the first quarter of 2015. While our business plan calls for residential loans to decrease as a percentage of total loans in our portfolio, we will continue to originate these loans and plan on hiring a mortgage loan originator to increase residential loans on an absolute basis. As a complement to organic growth strategies, we expect to seek out opportunities to deploy capital, diversify our balance sheet mix, enter new markets and enhance earnings through mergers and acquisitions with other financial institutions, although there are no agreements or arrangements for any such acquisitions.

Expand Commercial Real Estate and Multifamily Mortgage Lending as Well as Commercial Business Lending to Increase Profitability. Historically, our loan portfolio has consisted primarily of one- to four-family real estate loans although we have conducted a limited amount of commercial real estate, multi-family and commercial business lending. At December 31, 2014, one-to four-family real estate loans totaled $145.0 million or 61.19% of our total loan portfolio with commercial and multi-family real estate and commercial and industrial loans representing 13.35% and 4.08% of our loan portfolio at December 31, 2014, respectively. We plan to continue to increase our portfolio of commercial mortgage loans by expanding commercial loan volume through all available channels, including loan participations, so as to diversify our portfolio and increase the overall yield. To assist us in achieving this goal, we have recently hired a new chief lending officer with significant experience in our market in these types of loans. So as not to incur undue risk from the diversification, we intend to continue to improve and strengthen our commercial lending infrastructure and resources, including through the hiring of additional personnel with commercial real estate lending expertise and have set internal limits on the amount and type of nonresidential lending we will undertake. In addition, we will attempt to expand our relationships with these borrowers to include commercial deposits and other products, with the goal of increasing our non-interest income.

Expand Funding Through Retail Deposits. We intend to expand our funding through retail deposit growth within our existing branch network, with the greatest emphasis on growth in our non-maturity/non-interest-bearing deposits. Our total deposits increased by $2.7 million to $266.1 million at December 31, 2014 from $263.4 million at June 30, 2014. We expect to place greater strategic emphasis on leveraging the opportunities to increase market share and expand the depth and breadth of customer relationships within our existing branch system rather than opening new branches. We continue to develop and deploy strategies to promote the “relationship banking” business model throughout our branch network with an emphasis on expanding relationships linked to our business lending initiatives. In addition, we have the ability to use other sources of deposit gathering including interbank deposit programs and other non-retail deposit sources. We may consider additional branching opportunities at a later date but we have no specific plans at this time.

Continue to Improve Asset Quality. Working through our problem assets remains one of our top priorities. Non-performing loans increased significantly during the recent recession from 2008 through 2010, reaching $16.8 million at June 30, 2012. Our efforts toward resolving these credits have reduced the level to $6.1 million at December 31, 2014. In addition, accruing loans that had been modified in troubled debt restructurings totaled $11.5 million at December 31, 2014. While the level of nonperforming loans has decreased substantially in the past five years, our level of troubled debt restructurings remain above average and continue to require an increased level of monitoring.

Increase Residential Mortgage Lending. We plan to continue to increase our portfolio of one- to four-family first mortgages so as to increase the overall ratio of loans as a percentage of assets while maintaining our conservative underwriting standards. To help accomplish this goal, we intend on hiring a mortgage loan originator.

See “Our Business” for additional information.

Description of the Conversion and Reorganization

Millington Savings Bank has been organized in the mutual holding company structure since 2004 and MSB Financial — Federal completed its initial public offering in 2007. Our current mutual holding company ownership structure is as follows:

The “second-step” conversion process that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of Millington Bank’s common stock will be owned by MSB Financial — Maryland, and all of MSB Financial — Maryland’s common stock will be owned by the public. We are conducting the conversion and offering under the terms of our plan of conversion and reorganization (which is referred to as the “plan of conversion”). Upon completion of the conversion and offering, MSB Financial — Federal and MSB Financial, MHC will cease to exist.

As part of the conversion, we are offering for sale common stock representing the 61.7% ownership interest of MSB Financial — Federal that is currently held by MSB Financial, MHC. At the conclusion of the conversion and offering, existing public shareholders of MSB Financial — Federal will receive shares of common stock in MSB Financial — Maryland in exchange for their existing shares of common stock of MSB Financial — Federal, based upon an exchange ratio of 0.7317 to 1.1384 at the minimum and maximum, as adjusted of the offering range, respectively. The actual exchange ratio will be determined at the conclusion of the conversion and the offering based on the total number of shares sold in the offering, and is intended to result in MSB Financial — Federal’s existing public shareholders owning approximately the same percentage interest, of MSB Financial — Maryland common stock as they currently own of MSB Financial — Federal common stock, as adjusted to reflect the assets of MSB Financial, MHC and dividends previously waived by MSB Financial, MHC, without giving effect to cash paid in lieu of issuing fractional shares or shares that existing shareholders may purchase in the offering. The adjustments described above will decrease MSB Financial – Federal’s shareholders’ ownership interest in MSB Financial – Maryland from 38.3% to 36.7% at December 31, 2014 after completion of the offering. See “Impact of MSB Financial, MHC’s Assets and Waived Dividends on Minority Stock Ownership.”

After the conversion and offering, our ownership structure will be as follows:

The normal business operations of Millington Bank will continue without interruption during the conversion and offering, and the same officers and directors who currently serve MSB Financial — Federal and Millington Bank in the mutual holding company structure will serve the new holding company and Millington Bank in the fully converted stock form.

Reasons for the Conversion and Offering

Our primary reasons for the conversion and offering are the following:

•	Eliminate the procedural limitations associated with the mutual holding company structure on the payment of dividends under financial reform legislation. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, which has resulted in changes in regulations applicable to MSB Financial, MHC and MSB Financial – Federal particularly changes with respect to the waiver of dividends by MSB Financial, MHC, which is a key component of our mutual holding company structure and impacts the value of MSB Financial-Federal’s common stock. The Federal Reserve currently requires “grandfathered” mutual holding companies, like MSB Financial, MHC, to obtain depositor approval and comply with other procedural requirements prior to waiving dividends, which makes dividend waivers more difficult and costly to obtain. As a result, MSB Financial — Federal has suspended its dividend during the past few years. The conversion will eliminate our mutual holding company structure, which will enable us to pay dividends without the limitations described above, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.”

•	Raise Additional Capital to Support our Growth Strategy. Our business plan contemplates significant growth in the next few years. The conversion will enable us to support additional growth and assist us in managing our interest rate risk in a rising interest rate environment.

•	Transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors. The stock holding company structure will also give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans or arrangements for any such offerings.

•	Improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market for MSB Financial — Maryland common stock. A more liquid and active market will make it easier for our shareholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

•	Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions as opportunities arise. The additional capital raised in the offering also will enable us to consider larger merger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit the acquisition of MSB Financial — Maryland for three years following completion of the conversion. Certain provisions in MSB Financial — Maryland’s articles of incorporation and bylaws, such as a prohibition on any beneficial owner voting in excess of 10% of MSB Financial — Maryland’s common stock and supermajority voting requirements, will also make it more difficult for companies or persons to exercise control of MSB Financial — Maryland without the consent of our board of directors. See “Risk Factors—The articles of incorporation and bylaws of MSB Financial – Maryland and certain laws and regulations may prevent or make more difficult certain transactions, including a sale or merger of MSB Financial — Maryland,” and “Restrictions on Acquisition of MSB Financial — Maryland.”

Terms of the Offering

We are offering between 2,422,500 and 3,277,500 shares of common stock in a subscription offering to eligible depositors of Millington Bank and to our tax-qualified employee stock ownership plan. To the extent shares remain available, we may offer shares in a community offering to natural persons residing in Morris and Somerset Counties in New Jersey, to our public shareholders as of May 5, 2015 and to the general public. We may also offer for sale shares of common stock not purchased in the subscription or community offering through a syndicate of broker dealers. With regulatory approval, we may increase the number of shares to be sold up to 3,769,125 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the Federal Reserve will consider the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations, and changes in financial market conditions. If necessary, we will also offer shares to the general public in a syndicated offering. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond August 7, 2015, or the number of shares of common stock to be sold is increased to more than 3,769,125 shares or decreased to less than 2,422,500 shares. We may terminate the conversion and offering with the concurrence of the Federal Reserve Board. If terminated, orders for common stock already submitted will be canceled, subscribers’ funds will be promptly returned with interest calculated at Millington Bank’s statement savings rate and all deposit account withdrawal authorizations will be canceled. If we extend the offering beyond August 7, 2015, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Millington Bank’s statement savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 2,422,500 shares or more than 3,769,125 shares, we will promptly return all funds and set a new offering range. All subscribers will be resolicited and given the opportunity to place a new order.

The purchase price is $10.00 per share. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. Keefe, Bruyette & Woods, our conversion advisor and marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock in the subscription and community offering. Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the subscription or the community offerings or the syndicated offering, if any.

How We Determined the Offering Range and Exchange Ratio

Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained RP Financial, which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. RP Financial has indicated that in its valuation as of February 6, 2015, the full market value of MSB Financial — Maryland’s common stock was $45.0 million, resulting in a range from $38.3 million at the minimum to $51.8 million at the maximum. Based on this valuation, we are selling the number of shares representing the 61.7% of MSB Financial — Federal currently owned by MSB Financial, MHC. This results in an offering range of $24.2 million to $32.8 million, with a midpoint of $28.5 million. RP Financial will receive fees totaling $55,000 for its appraisal report, plus $5,000 for any appraisal updates (of which there will be at least one) and reimbursement of out-of-pocket expenses.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:

•	the trading market for MSB Financial — Federal common stock and securities of comparable institutions and general conditions in the market for such securities;

•	our historical and projected operating results and financial condition, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of noninterest income, and the amount of noninterest expense;

•	the economic, demographic and competitive characteristics of our market area, including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, and deposit market share;

•	a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded banks and bank and savings and loan holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, credit and interest rate risk exposure; and

•	the effect of the capital raised in this offering on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the investment of the net proceeds of the offering, and the estimated impact on consolidated equity and earnings resulting from adoption of the proposed employee stock benefit plans.

Four measures that some investors use to analyze whether a stock might be a good investment are the ratios of the offering price to the issuer’s “book value” and “tangible book value” and the ratios of the offering price to the issuer’s earnings and “core earnings.” RP Financial considered these ratios in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference in value between the issuer’s assets and liabilities. Tangible book value is equal to total equity minus intangible assets. For purposes of the appraisal, core earnings is defined as net earnings after taxes, excluding the after-tax portion of income from non-recurring items.

The appraisal was based in part upon MSB Financial — Federal’s financial condition and results of operations, the effect of the additional capital that will be raised from the sale of common stock in this offering and an analysis of a peer group of eleven publicly traded thrift holding companies that RP Financial considered comparable to MSB Financial — Federal. The appraisal peer group consists of the companies listed below. Except as noted, total assets are as of December 31, 2014.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets
			(in millions)
Alliance Bancorp, Inc. of Pennsylvania	Nasdaq	Broomall, PA	$423	*
Cape Bancorp, Inc.	Nasdaq	Cape May Court House, NJ	$1,080
Fox Chase Bancorp, Inc.	Nasdaq	Hatboro, PA	$1,095
Georgetown Bancorp, Inc.	Nasdaq	Georgetown, MA	$271
Malvern Bancorp, Inc.	Nasdaq	Paoli, PA	$603
Ocean Shore Holding Co.	Nasdaq	Ocean City, NJ	$1,025
Oneida Financial Corp.	Nasdaq	Oneida, NY	$798
Prudential Bancorp, Inc.	Nasdaq	Philadelphia, PA	$527
Severn Bancorp, Inc.	Nasdaq	Annapolis, MD	$777
Wellesley Bancorp, Inc.	Nasdaq	Wellesley, MA	$535
WVS Financial Corp.	Nasdaq	Pittsburgh, PA	$295

*	Total assets as of September 30, 2014

In applying each of the valuation methods, RP Financial considered adjustments to our pro forma market value based on a comparison of MSB Financial — Maryland with the peer group. RP Financial made a downward adjustment for profitability, growth and viability of earnings and dividends and made an upward adjustment for our primary market area.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2014. Stock prices are as of February 6, 2015, as reflected in the appraisal report.

	Price to Earnings Multiple	Price to Core Earnings Multiple (1)	Price to Book Value Ratio	Price to Tangible Book Value Ratio
MSB Financial — Federal (pro forma):
Minimum	58.70x	58.70x	61.46%	61.46%
Midpoint	69.94x	69.94x	68.07	68.07
Maximum	81.47x	81.47x	73.91	73.91
Maximum, as adjusted	95.10x	95.10x	79.94	79.94

Peer group companies as of February 6, 2015:
Average	19.64x	20.09x	92.18%	97.44%
Median	21.12x	21.12x	95.52	95.52

(1)	Price to core earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of “core” or recurring earnings on a trailing twelve month basis through December 31, 2014. These ratios are different than presented in “Pro Forma Data.”

Compared to the average pricing ratios of the peer group, at the maximum of the offering range, our common stock would be priced at a premium of 314.8% to the peer group on a price-to-earnings basis, a discount of 19.8% to the peer group on a price-to-book basis and discount of 24.1% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings basis and less expensive than the peer group on a book value and tangible book value basis.

Compared to the average pricing ratios of the peer group, at the minimum of the offering range, our common stock would be priced at premium of 198.9% to the peer group on a price-to-earnings basis, a discount of 33.3% to the peer group on a price-to-book basis and at a discount of 36.9% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings basis and less expensive than the peer group on a book value and tangible book value basis.

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Based upon such formula and the offering range, the exchange ratio will range from a minimum of 0.7317 to a maximum of 0.9899 shares of MSB Financial — Maryland common stock (1.1384 shares if we sell 3,769,125 shares in the offering) for each current share of MSB Financial — Federal common stock, with a midpoint of 0.8608. Based upon this exchange ratio, we expect to issue between 1,404,162 and 2,184,710 shares of MSB Financial — Maryland common stock to the holders of MSB Financial — Federal common stock outstanding immediately before the completion of the conversion and offering.

Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you. The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The appraisal does not indicate market value. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

Our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock in the offering.

Possible Change in Offering Range

RP Financial will update its appraisal before we complete the conversion and offering. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, RP Financial determines that our estimated pro forma market value has increased, we may sell up to 3,769,125 shares without further notice to you. If our pro forma market value at that time is either below $38.2 million or above $59.5 million, then, after consulting with the Federal Reserve Board, we may: terminate the offering and promptly return all funds with interest; set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

Impact of MSB Financial, MHC’s Assets and Waived Dividends on Minority Stock Ownership

The public shareholders of MSB Financial — Federal will receive shares of common stock of MSB Financial — Maryland in exchange for their shares of common stock of MSB Financial — Federal pursuant to an exchange ratio that is designed to provide, subject to adjustment, that the shareholders will own the same percentage of the common stock of MSB Financial – Maryland after the conversion as they held in MSB Financial — Federal immediately prior to the conversion, without giving effect to new shares purchased in the offering or cash paid in lieu of any fractional shares. However, the exchange ratio will be adjusted downward to reflect assets held by MSB Financial, MHC (other than shares of stock of MSB Financial — Federal), which assets consist primarily of cash relating to dividends paid by MSB Financial — Federal. MSB Financial, MHC had net assets of $166,000 as of December 31, 2014, not including MSB Financial — Federal common stock. The appraisal also accounts for dividends that MSB Financial, MHC waived the receipt of during the years 2007 – 2012 as permitted under applicable law at the time. Waived dividends totaled $1.6 million. The adjustments described above will decrease MSB Financial — Federal’s pro forma shareholders’ ownership interest in MSB Financial — Maryland from 38.3% to 36.7% of common stock at December 31, 2014 after completion of the offering.

The Exchange of Existing Shares of MSB Financial — Federal Common Stock

If you are a shareholder of MSB Financial — Federal on the date we complete the conversion and offering, your existing shares will be canceled and exchanged for shares of MSB Financial — Maryland. The number of shares you will receive will be based on an exchange ratio, which will depend on our final appraised value and the percentage of shares owned by the public shareholders, as adjusted for the assets of MSB Financial MHC and its previously-waived dividends. The following table shows how the exchange ratio will vary based on the number of shares sold in our offering. The table also shows how many shares a hypothetical owner of 100 shares of MSB Financial — Federal common stock would receive in the exchange, based on the number of shares sold in the offering.

	Shares to be Sold in the Offering		Shares to be Exchanged for Existing Shares of MSB Financial — Federal		Total Shares of Common Stock to be Outstanding (1)	Exchange Ratio (1)	Equivalent per Share Value (2)	Equivalent Pro Forma Book Value Per Exchanged Share (3)	Shares to be Received For 100 Existing Shares (4)
	Amount	Percent	Amount	Percent
Minimum	2,422,500	63.3%	1,404,162	36.7%	3,826,662	0.7317	$7.32	$11.90	73
Midpoint	2,850,000	63.3%	1,651,955	36.7%	4,501,955	0.8608	$8.61	$12.65	86
Maximum	3,277,500	63.3%	1,899,748	36.7%	5,177,248	0.9899	$9.90	$13.39	98
Maximum, as adjusted	3,769,125	63.3%	2,184,710	36.7%	5,953,835	1.1384	$11.38	$14.24	113

(1)	Valuation and ownership ratios reflect dilutive impact of MSB Financial, MHC’s assets and previously-waived dividends upon completion of the conversion. See “—Impact of MSB Financial, MHC’s Assets and Waived Dividends On Minority Stock Ownership” for more information regarding the dilutive impact of MSB Financial, MHC’s assets and previously-waived dividends on the valuation and ownership ratios.
(2)	Represents the value of shares of MSB Financial — Maryland common stock received in the conversion by a holder of one share of MSB Financial — Federal common stock at the exchange ratio, assuming a market price of $10.00 per share.
(3)	Represents the pro forma book value per share at each level of the offering range multiplied by the respective exchange ratio.
(4)	Cash will be paid instead of issuing any fractional shares.

No fractional shares of MSB Financial — Maryland common stock will be issued in the conversion and offering. For each fractional share that would otherwise be issued, we will pay cash in an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share offering price.

We also will convert options previously awarded under the MSB Financial Corp. 2008 Stock Compensation and Incentive Plan into options to purchase MSB Financial — Maryland common stock. At December 31, 2014, there were outstanding options to purchase 275,410 shares of MSB Financial — Federal common stock, all of which had vested. The number of outstanding options and related per share exercise prices will be adjusted based on the exchange ratio. The aggregate exercise price, term and vesting period of the outstanding options will remain unchanged. If any options are exercised before we complete the offering, the number of shares of MSB Financial – Federal common stock outstanding will increase and the exchange ratio would be adjusted. Because federal regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised and funded with authorized but unissued shares of common stock following the conversion, stockholders would experience ownership dilution of approximately 6.0% at the minimum of the offering range.

How We Intend to Use the Proceeds of this Offering

The following table summarizes how we intend to use the proceeds of the offering, based on the sale of shares at the minimum and maximum of the offering range.

	2,422,500 Shares at $10.00 per Share	3,277,500 Shares at $10.00 per Share
	(In thousands)
Offering Proceeds	$24,225	$32,775
Less: offering expenses	1,235	1,317

Net offering proceeds	22,990	31,458
Less:
Proceeds contributed to Millington Bank	16,000	16,000
Proceeds used for loan to employee stock ownership plan	969	1,311

Proceeds remaining for MSB Financial — Maryland	$6,021	$14,147

In connection with the approval of our regulatory applications, we agreed to contribute to Millington Bank the greater of $16.0 million or 50% of the net proceeds from the offering. Initially, we intend to invest the proceeds of the offering in short-term investments. In the future, MSB Financial — Maryland may use the funds it retains to invest in securities, repurchase shares of its common stock (subject to regulatory restrictions), pay cash dividends or for general corporate purposes. Millington Bank intends to use the portion of the proceeds that it receives to fund new loans, to invest in securities or for general corporate purposes. However, we have not allocated specific dollar amounts to any particular area of our loan portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand. We may also use the proceeds of the offering to acquire other companies as opportunities arise, primarily in or adjacent to our existing market areas, although we have no specific understandings or agreements to do so at this time.

Purchases by Directors and Executive Officers

We expect that our directors and executive officers, together with their associates, will subscribe for approximately 123,000 shares, which is 4.32% of the midpoint of the offering. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in this prospectus. See “The Conversion and Offering – Subscription Offering and Subscription Rights.” Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering. Following the conversion and offering, and including shares received in exchange for shares of MSB Financial — Federal, our directors and executive officers, together with their associates, are expected to own 301,957 shares of MSB Financial — Maryland common stock, which would equal 6.71% of our outstanding shares if shares are sold at the midpoint of the offering range.

Persons Who Can Order Stock in the Offering

We are offering shares of MSB Financial — Maryland common stock first in a subscription offering to the following persons in the following order of priority:

1.	Persons with aggregate balances of $50 or more on deposit at Millington Bank as of the close of business on September 30, 2013.

2.	Our employee stock ownership plan.

3.	Persons with aggregate balances of $50 or more on deposit at Millington Bank as of the close of business on March 31, 2015 who are not eligible in category 1 above.

4.	Millington Bank’s depositors as of the close of business on May 5, 2015, who are not eligible under categories 1 or 3 above.

If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in this prospectus. See “The Conversion and Offering—Subscription Offering and Subscription Rights” for a description of the allocation procedure.

Shares of common stock not purchased in the subscription offering will be offered for sale to the general public in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in Morris and Somerset Counties in New Jersey, second to MSB Financial — Federal’s public shareholders as of May 5, 2015 and finally to members of the general public. The community offering may begin concurrently with, or any time after, the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated offering, which would be an offering to the general public on a best efforts basis by a syndicate of selected broker-dealers. We have the right to accept or reject, in our sole discretion, orders received in the community offering or in a syndicated offering. Any determination to accept or reject stock orders in the community offering or any syndicated offering will be based on the facts and circumstances available to management at the time of the determination.

Subscription Rights are Not Transferable

You are not allowed to transfer your subscription rights and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding with another person to sell or transfer subscription rights or the shares that you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. Eligible depositors who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution. On the order form, you cannot add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those who are eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

Purchase Limitations

Pursuant to our plan of conversion, our board of directors has established limitations on the purchase of common stock in the offering. These limitations include the following:

•	The minimum purchase is 25 shares.

•	No individual (or individuals exercising subscription rights through a single qualifying account held jointly) may purchase more than $300,000 of common stock (which equals 30,000 shares) in the offering. In addition, if any of the following persons purchase shares of common stock, their purchases, in all categories of the offering combined, when aggregated with your purchases, cannot exceed $1,000,000 of common stock (which equals 100,000 shares):

•	Any person who is related by blood or marriage to you and who either lives in your home or who is a director or officer of Millington Bank;

•	Companies or other entities in which you are an officer or partner or have a 10% or greater beneficial ownership interest; and

•	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.

No individual, together with any associates, and no group of persons acting in concert may purchase shares of common stock so that, when combined with shares of MSB Financial — Maryland common stock received in exchange for shares of MSB Financial — Federal common stock, such person or persons would hold more than 9.9% of the number of shares of MSB Financial — Maryland common stock outstanding upon completion of the conversion and offering. No person will be required to divest any shares of MSB Financial — Federal common stock or be limited in the number of shares of MSB Financial — Maryland to be received in exchange for shares of MSB Financial — Federal common stock as a result of this purchase limitation.

Subject to the Federal Reserve Board’s approval, we may increase or decrease the purchase limitations at any time. If we increase the maximum purchase limitation to 5.0% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10% of the shares sold in the offering, without regard to these purchase limitations.

How to Purchase Common Stock

In the subscription offering and the community offering, you may pay for your shares by:

•	personal check, bank check or money order made payable directly to “MSB Financial Corp.” (Checks will only be accepted subject to collection); or

•	authorizing us to withdraw money from the types of Millington Bank deposit accounts identified on the stock order form.

Millington Bank is not permitted to lend funds (including funds drawn on a Millington Bank line of credit) to anyone to purchase shares of common stock in the offering.

You may not designate on your stock order form a direct withdrawal from a retirement account at Millington Bank. Additionally, you may not designate on your stock order form a direct withdrawal from Millington Bank accounts with check-writing privileges. Instead, a check must be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount and we will immediately withdraw the amount from your checking account.

Personal checks will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. Subscription funds submitted by check or money order will be held in a segregated account at Millington Bank. We will pay interest calculated at Millington Bank’s statement savings rate from the date those funds are processed until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Millington Bank to purchase common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Millington Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

You may deliver your stock order form in one of three ways: by mail, using the stock order reply envelope provided; by overnight delivery to the address indicated on the stock order form or by hand-delivery to the main office of Millington Bank, which is located at 1902 Long Hill Road, Millington, New Jersey. Stock order forms will not be accepted at our other Millington Savings Bank offices and should not be mailed to Millington Savings Bank. Once submitted, your order is irrevocable. We are not required to accept copies or facsimiles of order forms.

Using IRA Funds to Purchase Shares in the Offering

You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. If you wish to use some or all of the funds in your Millington Bank IRA or other retirement account, the applicable funds must first be transferred to a self-directed retirement account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. An annual fee may be payable to the new trustee. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Our Stock Information Center can give you guidance if you wish to place an order for stock using funds held in a retirement account at Millington Bank or elsewhere. Because processing retirement account transactions takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the June 23, 2015 offering deadline. Whether you may use retirement funds for the purchase of shares in the offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Deadline for Ordering Stock in the Subscription and Community Offerings

The subscription offering will end at 2:00 p.m., Eastern time, on June 23, 2015. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received (not postmarked) no later than this time. We expect that the community offering, if held, will terminate at the same time, although it may continue until August 7, 2015, or longer if the Federal Reserve Board approves a later date. No single extension may be for more than 90 days. We are not required to provide notice to you of an extension unless we extend the offering beyond August 7, 2015, in which case all subscribers in the subscription and community offerings will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Millington Bank’s statement savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 2,422,500 shares or more than 3,769,125 shares, we will promptly return all funds and set a new offering range. All subscribers will be notified and given the opportunity to place a new order.

Conditions to Completing the Conversion and Offering

We cannot complete the conversion and offering unless:

•	the plan of conversion is approved by at least a majority of votes eligible to be cast by depositors of Millington Savings Bank;

•	the plan of conversion is approved by at least two-thirds of the outstanding shares of MSB Financial — Federal, including shares held by MSB Financial, MHC;

•	the plan of conversion is approved by at least a majority of the votes eligible to be cast by shareholders of MSB Financial — Federal, excluding shares held by MSB Financial, MHC;

•	we sell at least the minimum number of shares offered; and

•	we receive the final approval of the Federal Reserve Board to complete the conversion and offering.

MSB Financial, MHC, which owns 61.7% of the outstanding shares of MSB Financial — Federal, intends to vote these shares in favor of the plan of conversion. In addition, as of December 31, 2014, directors and executive officers of MSB Financial — Federal and their associates beneficially owned 439,247 shares (inclusive of options that may be exercised within 60 days) of MSB Financial — Federal or 8.06% of the outstanding shares.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

We must sell a minimum of 2,422,500 shares to complete the conversion and offering. Purchases by our directors and executive officers and by our employee stock ownership plan will count towards the minimum number of shares we must sell to complete the offering. If we do not receive orders for at least 2,422,500 shares of common stock in the subscription and community offerings or in any syndicated offering, we may increase the purchase limitations and/or seek regulatory approval to extend the offering beyond August 7, 2015 (provided that any such extension will require us to resolicit subscribers). Alternatively, we may terminate the offering, in which case we will promptly return your funds with interest calculated at Millington Bank’s statement savings rate, which is currently 0.15% per annum, and cancel all deposit account withdrawal authorizations.

Benefits of the Conversion to Management

We will recognize additional compensation expense related to the expanded employee stock ownership plan and the intended new equity incentive plan. The actual expense will depend on the market value of our common stock and will increase as the value of our common stock increases. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the intended new equity incentive plan would have been $371,000 for the fiscal year ended June 30, 2014 on an after-tax basis, assuming shares are sold at the maximum of the offering range. If awards under the intended new equity incentive plan are funded from authorized but unissued stock, your ownership interest would be diluted by up to approximately 8.2%. See “Pro Forma Data” for an illustration of the effects of each of these plans.

Employee Stock Ownership Plan. Our existing employee stock ownership plan intends to purchase an amount of shares equal to 4.0% of the shares sold in the offering. The plan will use the proceeds from a 20-year loan from MSB Financial — Maryland to purchase these shares. We reserve the right to purchase shares of common stock in the open market following the offering to fund all or a portion of the intended purchases. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants based on an individual’s compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

New Equity Incentive Plan. We intend to implement a new equity incentive plan in the future after completion of the conversion and offering, however, no determination has yet been made as to the timing of such plan implementation. We will submit this plan to our shareholders for their approval. We may elect to adopt a new equity incentive plan within 12 months following the completion of the conversion (but in no event earlier than six months following completion of the conversion), or we may determine to implement such plan at a date more than 12 months following the completion of the conversion. If we implement the proposed new equity incentive plan within 12 months following the completion of the conversion, such plan will be subject to the provisions and limitations of Regulation MM of the Federal Reserve Board, including that stock options may be granted in an amount up to 10.0% of the total number of shares issued in the conversion (including shares sold or exchanged) and restricted stock awards may be granted in an amount equal to up to 4.0% of the total shares issued in the conversion (including shares sold or exchanged). Such limits for stock option and restricted stock plans implemented within 12 months following completion of the conversion will include the options and restricted stock previously authorized under the 2008 Stock Compensation and Incentive Plan. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. Shares of restricted stock will be awarded at no cost to the recipient. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. The new equity incentive plan may award a greater number of options and restricted stock if the plan is adopted after 12 months from the date of the completion of the conversion. We have not yet determined the number of shares that would be reserved for issuance under this plan. The new equity incentive plan will comply with all applicable Federal Reserve Board regulations. The new equity incentive plan will supplement awards granted under our 2008 Stock Compensation and Incentive Plan, which will continue as a plan of MSB Financial — Maryland.

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the new equity incentive plan (assuming the equity incentive plan is implemented more than 12 months following the completion of the conversion); provided that the new equity incentive plan that we adopt more than 12 months following the conversion may award a greater or lesser number of options and restricted stock awards. If the new equity incentive plan is implemented within 12 months following the completion of the conversion, the total number of options and of restricted stock awards, at the maximum of the offering range, will be less than the numbers presented in the table below.

	Number of new shares or options to be granted (1)				Value of new available grants (2)
	At minimum of offering range	At maximum, as adjusted of offering range	As a percentage of common common stock to be issued in the offering (3)	Maximum dilution resulting from the issuance of shares for stock benefit plans	At minimum of offering range	At maximum, as adjusted of offering range
			(Dollars in thousands)
Employee stock ownership plan (1)	96,900	150,765	4.00%	0.00%	$969	$1,508
Restricted stock awards (1)	96,900	150,765	4.00%	2.47%	969	1,508
Stock options (2)	242,250	376,913	10.00%	5.95%	676	1,052

Total	436,050	678,443	18.00%	8.14%	$2,614	$4,068

(1)	Assumes the value of MSB Financial — Maryland common stock is $10.00 per share for determining the total estimated value.
(2)	Assumes the value of a stock option is $2.79, which was determined using the Black-Scholes option pricing formula. See “Pro Forma Data.”
(3)	At the minimum and the maximum, as adjusted, of the offering range, we will sell 2,422,500 shares and 3,769,125 shares.

We may fund our plans through open market purchases, as opposed to new issuances of authorized common stock; however, if any options previously granted under our 2008 Stock Compensation and Incentive Plan are exercised during the first year following completion of the offering, they will be funded with newly-issued shares as Federal Reserve Board regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or, with prior regulatory approval, under extraordinary circumstances. The Federal Reserve Board has previously advised that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance or a compelling business purpose for satisfying this test.

The following table presents information regarding our existing employee stock ownership plan, options and restricted stock previously awarded under our 2008 Stock Compensation and Incentive Plan, additional shares to be purchased by our employee stock ownership plan, and our proposed new equity incentive plan if it is implemented more than 12 months after the completion of the conversion. The table below assumes that 5,170,188 shares are outstanding after the offering, which includes the sale of 3,277,500 shares in the offering at the maximum of the offering range and the issuance of 1,892,688 shares in exchange for shares of MSB Financial — Federal using an exchange ratio of 0.9862. It is also assumed that the value of the stock is $10.00 per share.

Existing and New Stock Benefit Plans	Eligible Participants	Number of Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion and Offering
Employee Stock Ownership Plan:	Employees
Shares purchased in 2007 offering (1)		200,298	(2)	$2,002,983		3.87%
Shares to be purchased in this offering		131,100		1,311,000		2.53%

Total		331,398		3,313,983		6.40%

Restricted Stock Awards:	Directors and employees
2008 Stock Compensation and Incentive Plan (1)		109,051	(3)	1,090,511		2.11%
New shares of restricted stock		131,100		1,311,000	(4)	2.53	%(8)

Total		240,151		2,401,511		4.64	%(8)

Stock Options:	Directors and employees
2008 Stock Compensation and Incentive Plan (1)		272,628	(5)	760,633	(6)	5.27%
New stock options		327,750		914,423	(7)	6.33	%(8)

Total		600,378		1,675,056		11.60	%(8)

Total		1,171,928		$7,390,551		22.64%

(1)	Number of shares has been adjusted for the 0.9899 exchange ratio at the maximum of the offering range.
(2)	As of December 31, 2014, of these shares, 133,532 (134,895 before adjustment) have been allocated to the accounts of participants and 66,766 (67,447 before adjustment) remain unallocated.
(3)	As of December 31, 2014, of these shares, 108,176 (109,280 before adjustment) have been awarded and 875 shares (884 shares before adjustment) remain available for future awards. As of December 31, 2014, awards covering 109,280 shares have vested and the shares have been distributed.
(4)	The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share.
(5)	As of December 31, 2014, of these shares, options for 272,628 shares (275,410 shares before adjustment) have been awarded. As of December 31, 2014, none of these options had been exercised.
(6)	The fair value of stock options granted and outstanding under the 2008 Stock Compensation and Incentive Plan has been estimated using the Black-Scholes option pricing model. Before the adjustment for the exchange ratio, there were 275,410 outstanding options with a weighted-average fair value of $2.99 per option. Using this value and adjusting for the exchange ratio at the maximum of the offering range, the fair value of stock options granted or available for grant under the 2008 Stock Compensation and Incentive Plan has been estimated at $4.79 per option.
(7)	For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $2.79 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0.00%; expected life, 10 years; expected volatility, 14.56%; and risk-free interest rate, 2.17%.
(8)	If the new stock option plan and restricted stock plan are implemented within 12 months of the conversion, then the maximum number of options under both the new equity incentive plan and the 2008 Stock Compensation and Incentive Plan will not exceed ten percent of the aggregate shares of common stock issued in the conversion (including shares sold or exchanged) and the maximum number of restricted stock awards under both the new equity incentive plan and the 2008 Stock Compensation and Incentive Plan will not exceed more than 4% of the aggregate shares of common stock issued in the conversion (including shares sold or exchanged).

Market for MSB Financial — Maryland’s Common Stock

MSB Financial — Federal’s common stock currently trades on the Nasdaq Global Market under the symbol “MSBF,” and the shares of MSB Financial — Maryland’s common stock will also trade on the Nasdaq Global Market under the symbol “MSBF,” although no market yet exists for these shares. Once shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. Persons purchasing the common stock in the offering may not be able to sell their shares at or above the $10.00 offering price. Brokerage firms typically charge commissions related to the purchase or sale of securities.

Our Dividend Policy

MSB Financial — Federal does not currently pay a cash dividend on its common stock. Assuming completion of the conversion and offering, our board of directors will consider adopting a policy of paying regular cash dividends. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future. In determining the amount of any dividends, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements and alternative uses for capital, industry standards and economic conditions. See “Our Dividend Policy” in the prospectus for additional information.

Tax Consequences

MSB Financial, MHC, MSB Financial — Federal, Millington Bank and MSB Financial – Maryland have received an opinion of counsel, Jones Walker LLP, regarding the material federal income tax consequences of the conversion, and have received an opinion of BDO USA, LLP regarding the material New Jersey and Maryland state tax consequences of the conversion. As a general matter, (1) the conversion will not be a taxable transaction for purposes of federal or state income taxes to us or to existing shareholders of MSB Financial — Federal who receive MSB Financial — Maryland common stock in exchange for their MSB Financial — Federal common stock and (2) the conversion will not be a taxable transaction for purposes of federal or state income taxes to us or persons who receive or exercise subscription rights. Existing shareholders of MSB Financial — Federal who receive cash in lieu of fractional share interests in shares of MSB Financial — Maryland will recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share. Jones Walker LLP and BDO USA, LLP have issued us opinions to this effect, which are summarized under “The Conversion and Offering—Material Income Tax Consequences.”

Book Entry Delivery

All shares of common stock sold will be issued in book-entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings or in any syndicated offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of the completion of the conversion and offering or the next business day. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described above in “—Conditions to Completing the Conversion and Offering.” It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center at (844) 265-9680. The Stock Information Center will be open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern Time. The Stock Information Center will be closed on bank holidays.

RISK FACTORS

You should consider carefully the following risk factors before purchasing shares of MSB Financial — Maryland common stock.

Risks Related to Our Business

Our business strategy includes significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our business strategy includes significant growth plans; in particular, in our loan portfolio. We plan to experience growth in the amount of our assets, the level of our deposits and the scale of our operations. Achieving our growth targets requires us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed.

Continued low loan demand may negatively impact our earnings and results of operations.

The severe economic recession of 2008 and 2009 and the weak economic recovery since then have resulted in continued uncertainty in the financial markets and the expectation of weak general economic conditions, including higher than normal levels of unemployment. The resulting economic pressure on consumers and businesses has adversely affected our business, financial condition, and results of operations and has reduced loan demand in our market areas. As a result of this reduced loan demand, we have invested excess liquidity in low-yielding cash equivalent assets and low-yielding investment securities, which has negatively impacted our earnings. Prolonged low loan demand in our market area could require us to continue to invest excess liquidity in these types of low-yielding assets, which would continue to adversely affect our earnings and results of operations.

Our strategy of increasing the amount of commercial and construction loans we originate may expose us to increased lending risks.

At December 31, 2014, $31.6 million, or 13.35%, of our loan portfolio consisted of commercial and multi-family real estate loans, $12.7 million, or 5.34% consisted of construction loans, including loans for the acquisition and development of property, and $9.7 million, or 4.08%, of our loan portfolio consisted of commercial and industrial loans. At December 31, 2014, we had 11 land acquisition and development loans totaling $9.4 million included in commercial real estate and commercial construction loans, which consist of eight residential land acquisition and development loans totaling $4.2 million and three commercial land acquisition and development loans totaling $5.2 million. We are committed to growing our commercial banking business and we have recently hired a new chief lending officer with significant experience in our market area to expand our commercial real estate and commercial and industrial lending efforts. We expect to continue to look for additional qualified lenders to further accelerate our commercial loan growth.

Commercial real estate loans and commercial business loans generally expose a lender to a greater risk of loss than one- to four-family residential loans. Repayment of commercial real estate and commercial business loans generally is dependent, in large part, on sufficient income from the property or business to cover operating expenses and debt service. Commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Changes in economic conditions that are out of the control of the borrower and lender could impact the value of the security for the loan, the future cash flow of the affected property, or the marketability of a construction project with respect to loans originated for the acquisition and development of property. Additionally, any decline in real estate values may be more pronounced with respect to commercial real estate properties than residential properties. Also, many of our multi-

family and commercial real estate and commercial business borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgages or multi-family and commercial real estate loans, commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise and may be more susceptible to fluctuation in value at default.

Our growth strategy calls for hiring of several new officers, which will result in an increase in our non-interest expenses.

In the first quarter of 2015, we expanded our executive officer team by hiring a new chief operating officer and a new chief lending officer and our former chief lending officer was promoted and made chief credit officer. We anticipate the hiring of additional commercial lenders, a business development specialist and a mortgage loan originator during 2015. While we believe that these new and expected hires will benefit us in the long term by assisting in the achievement of our growth plans, we expect that it may take a period of time before their contributions will be reflected in increased income. During this period, the additional salaries and other related expenses may negatively affect our net income.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. Historically, we have been liability-sensitive which means liabilities generally reprice faster than assets. At December 31, 2014, in the event of a 200 basis point increase in interest rates, we would be expected to experience a 4.92% decrease in net interest income. Because the prospective effects of hypothetical interest rate changes are based on a number of assumptions, these computations should not be relied upon as indicative of actual results.

In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability. In addition, our deposits are subject to increases in interest rates and as interest rates rise we may lose these deposits if we do not pay competitive interest rates, which may affect our liquidity and profits.

If our allowance for loan losses is not sufficient to cover actual loan losses, earnings will decrease.

In determining the amount of the allowance for loan losses, we analyze our loss and delinquency experience by loan categories and we consider the effect of existing economic conditions. In addition, we make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If the results of our analyses are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance and would decrease our net income. Our emphasis on loan growth and on increasing our portfolio of commercial business and commercial real estate loans, as well as any future credit deterioration, could also require us to increase our allowance further in the future.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our results of operations and financial condition.

Strong competition within our market area could hurt our profits and slow growth.

We face substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages that we do not, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

In attracting business and consumer deposits, we face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages that we do not, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

Our banking subsidiary also competes with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies and governmental organizations, which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, such non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share, and adversely affect our earnings and financial condition.

In addition, our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and it is not uncommon for our competitors to directly target our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Our emphasis on residential mortgage loans and home equity loans, including loans secured by residential property owned by investors, exposes us to lending risks, and the geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

At December 31, 2014, $145.0 million, or 61.19% of our loan portfolio, was secured by one- to four-family real estate and $36.8 million, or 15.55% of our loan portfolio, was secured by home equity loans and lines of credit. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values as a result of the downturn in our local housing market has reduced the value of the real estate collateral securing these types of loans. Declines in real estate values could cause some of our residential mortgages and home equity loans to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral. In addition, at December 31, 2014, $32.4 million, or 22.40% of our one- to four-family loan portfolio, were loans made to individuals or other investors rather than individual homeowners. These loans generally are considered to be more risky than loans secured by a borrower’s permanent residence, since the borrower is typically more dependant on rental income to meet debt service obligations. Real estate values are affected by various factors, including supply and demand, changes in general or regional economic conditions, interest rates, governmental rules or policies and natural disasters. Future weakness in economic conditions also could result in reduced loan demand and a decline in loan originations. In particular, a significant decline in real estate values would likely lead to a decrease in new multi-family, commercial real estate, and home equity loan originations and increased delinquencies and defaults in our real estate loan portfolio.

A return to recessionary conditions could result in increases in our level of non-performing loans, cause troubled debt restructurings to return to nonperforming status and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Although economic conditions have improved since the end of the economic recession in June 2009, economic growth has been slow and uneven, unemployment remains higher than normal and concerns still exist over the federal deficit, New Jersey economy and government spending, which have all contributed to diminished expectations for the economy. A return of recessionary conditions locally or nationally and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes in our market may result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. It may also cause performing troubled debt restructurings to return to nonperforming status. As of December 31, 2014, our performing troubled debt restructurings totaled $11.5 million. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Because we intend to continue to increase our commercial business loans originations, our credit risk will increase.

Millington Bank historically has not had a significant portfolio of commercial business loans. However, we intend to increase our originations of commercial business loans which generally have more risk than one- to four-family residential mortgage loans. Since repayment of commercial business loans may depend on the successful operation of the borrower’s business, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Because we plan to continue to increase our origination of these loans, it may be necessary to increase the level of our allowance for loan losses because of the increased risk characteristics associated with these types of loans. Any such increase to our allowance for loan losses would adversely affect our earnings.

A significant percentage of our assets is invested in securities which typically have a lower yield than our loan portfolio.

At December 31, 2014, $86.0 million, or 25.3%, of our assets was invested in investment securities, overnight investments and cash and due from banks. Accordingly, our net interest margin is lower than it would have been if a higher proportion of our interest-earning assets consisted of loans. These investments yield substantially less than the loans we hold in our portfolio. While we intend to invest a greater proportion of our assets in loans with the goal of increasing our net interest income, we may not be able to increase originations of loans that are acceptable to us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities.

We are subject to the income tax laws of the U.S., its states and municipalities. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. We are subject to ongoing tax examinations and assessments in various jurisdictions.

As of December 31, 2014, we had net deferred tax assets totaling $2.5 million. These deferred tax assets can only be realized if we generate taxable income in the future. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We expect to realize our deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against our federal or state deferred tax assets as of December 31, 2014. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, a valuation allowance may become necessary and it could be material to our financial statements.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Deposit Insurance Corporation, as insurer of our deposits, and by the New Jersey Department of Banking and Insurance as our primary regulator. MSB Financial, MHC and MSB Financial — Federal are, and MSB Financial – Maryland will be, subject to regulation and supervision by the Federal Reserve Board. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Millington Bank rather than for holders of our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may increase our costs of operations and have a material impact on our operations.

Legislative financial reforms and future regulatory reforms required by such legislation could have a significant impact on our business, financial condition and results of operations.

The Dodd-Frank Act, which was signed into law in 2010, has had a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act are being implemented over time. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear, however, we expect that, at a minimum, our operating and compliance costs will increase and our interest expense could decrease as a result of new regulations.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies recently have begun to take stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the recent economic crisis. The actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or that would otherwise qualify the bank as being “well capitalized” under the Federal Deposit Insurance Corporation’s prompt corrective action regulations. If we were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on our ability to execute our business plans, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations. See “Regulation and Supervision—Regulation of Millington Bank — Regulatory Capital Requirements” for a discussion of regulatory capital requirements.

We are subject to more stringent capital requirements, which may adversely impact our return on equity, or constrain us from paying dividends or repurchasing shares.

In July 2013, the Federal Deposit Insurance Corporation and the Federal Reserve Board approved a new rule that substantially amends the regulatory risk-based capital rules applicable to Millington Bank and MSB Financial — Maryland. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The amended rules included more minimum risk based capital and leverage ratios, which became effective in January 2015, with certain requirements to be phased in beginning in 2016, and refined the definitions of what constitutes “capital” for purposes of calculating these ratios.

The new minimum capital level requirements applicable to MSB Financial – Federal and Millington Bank include: (1) a new common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 capital ratio of 6% (increased from 4%); (3) a total capital ratio of 8% (unchanged from current rules); and (4) a Tier 1 leverage ratio of 4% for all institutions. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

The application of more stringent capital requirements for Millington Bank and MSB Financial — Maryland could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions constraining us from paying dividends or repurchasing shares if we were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models and/or increase our holdings of liquid assets. Implementation of changes to asset risk weighting for risk-based capital calculations, items included or deducted in calculation regulatory capital and/or additional capital conversation buffers could result in management modifying its business strategy and could further limit our ability to make distributions, including paying dividends or buying back shares.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

We rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including, but not limited to, the risk of fraud by employees, customers or other persons outside of Millington Bank, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. Insurance may not be available for such losses, or where available, such losses may exceed insurance limits. During the quarter ended December 31, 2014, we incurred a fraud loss of $439,000 ($262,000 on an after-tax basis) due to the presentment of a fraudulent cashier’s check. The risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown of the internal control system, improper operations of systems or improper employee actions, we could suffer financial loss, face regulatory action, and suffer damage to our reputation.

A natural disaster could harm our business.

Natural disasters can disrupt our operations, result in damage to our properties, reduce or destroy the value or the collateral for our loans and negatively affect the local economies in which we operate, which could have a material adverse affect on our results of operations and financial condition. The occurrence of a natural disaster could result in one or more of the following: (1) an increase in loan delinquencies; (2) an increase in problem assets and foreclosures; (3) a decrease in the demand for our products and services; or (4) a decrease in the value of the collateral for loans especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

Acts of terrorism and other external events could impact our ability to conduct business.

Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems. Additionally, the metropolitan New York area and northern New Jersey remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

Our framework for managing risks may not be effective in mitigating risk and loss.

Our risk management framework seeks to mitigate risk and loss. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including liquidity risk, interest rate risk, credit risk, market risk and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies and there may exist, or develop in the future, risks that we have not anticipated or identified. If our risk management framework proves to be ineffective, we could suffer unexpected losses and could be materially adversely affected.

Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of popular financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.

Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of the information did occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party’s compliance with the terms of the agreement. Although we believe that we have adequate information security procedures and other safeguards in place, as information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

The failure of other companies to adequately provide key components of our business infrastructure could adversely affect our operations and revenues.

Third party vendors provide key components of our business infrastructure such as internet connections, network access and core processing systems. While we have selected these third party vendors carefully and our agreements include requirements regarding the levels of their service quality, we ultimately do not control their actions. Any problems caused by these third parties, including those that result from their failure to provide services for any reason or their poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. Replacing these third party vendors could also entail significant delay and expense.

Risks associated with system failures, interruptions or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships general ledger, securities investments, deposits and loans. We have established policies and procedures to prevent or limit the effect of our system failures, interruptions, and security breaches, but such events may still occur or may not be adequately addresses if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from security breaches.

The occurrence of any system failure, interruption, or breach of security could damage our reputation and result in a loss of customers and business thereby subjecting use to additional regulatory scrutiny, or could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering

We have broad discretion in allocating the proceeds of the offering. Our failure to effectively utilize such proceeds would reduce our profitability.

We intend to contribute the greater of $16.0 million or 50% of the net proceeds of the offering to Millington Bank and to use approximately 4.0% of the net proceeds at the maximum of the offering range to fund the loan to the employee stock ownership plan. We may use the proceeds retained by MSB Financial — Maryland to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Millington Bank may use the portion of the proceeds that it receives to fund new loans, invest in securities and expand its business activities. We may also use the proceeds of the offering to diversify our business and acquire other companies, although we have no specific acquisition understandings or agreements at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively would reduce our profitability.

Our share price may fluctuate, which may make it difficult for you to sell your common stock when you want or at prices you find attractive.

If you purchase shares in the offering, you might not be able to sell them later at or above the $10.00 purchase price. It many cases shares of common stock issued by newly-converted mutual holding companies or savings institutions have traded below the initial offering prices. The market price of our common stock will be determined by the marketplace and could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects that are outside of our control. Factors that may affect market sentiment include:

•	operating results that vary from the expectations of our management or of securities analysts and investors;

•	developments in our business or in the financial services sector generally;

•	regulatory or legislative changes affecting our industry generally or our business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to us;

•	changes in estimates or recommendations by securities analysts;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by us or our competitors; and

•	changes in financial markets and national and local economies and general market conditions, such as interest rates and stock, commodity, credit or asset valuations or volatility.

Price fluctuations in our common stock may be unrelated to our operating performance.

Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio used by many investors to compare the performance of a financial institution with its peers. Following the offering, we expect that our return on equity will remain low until we are able to leverage the additional capital that we will raise in the offering. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of the offering.

Issuance of shares for benefit programs may dilute your ownership interest.

We intend to adopt one or more stock-based benefit plans following the offering, subject to shareholder approval. We may fund these plans through the purchase of common stock in the open market (subject to regulatory restrictions) or by issuing new shares of common stock. If we fund the restricted stock awards under the new equity incentive plan with new shares of common stock, your ownership interest would be diluted by approximately 2.5%, assuming we award all of the shares available under the plan and all such awards vest. In addition, we currently have outstanding options under our 2008 Stock Compensation and Incentive Plan. If we issue new shares of stock upon the exercise of these options, your ownership interest would be diluted by approximately 6.0%, assuming all of the outstanding options are exercised. See “Pro Forma Data” and “Our Management.”

Additional compensation expenses following the offering from equity benefit plans will adversely affect our profitability.

We will recognize additional annual employee compensation expenses stemming from the implementation of a new equity incentive plan, if approved by shareholders, and from shares purchased by our employee stock ownership plan. These additional expenses will adversely affect our profitability. Although we cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that these expenses be based on the fair market value of the options or shares of common stock at the date of the grant with respect to the new equity incentive plan and the average market value of the shares during the year in which shares are committed to be released and allocated with respect to the employee stock ownership plan, we expect these expenses to be material. We recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts over the expected 20-year loan term and will recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients. Pro forma benefits expenses for the transition period ended December 31, 2014 were $186,000 at the maximum of the offering range on an after-tax basis, as set forth in the pro forma financial information under “Pro Forma Data” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock, the number of shares awarded under the plans and the timing of the implementation of the new equity incentive plan. For further discussion of these plans, see “Our Management.”

The articles of incorporation and bylaws of MSB Financial — Maryland and certain laws and regulations may prevent or make more difficult certain transactions, including a sale or merger of MSB Financial — Maryland.

Provisions of the articles of incorporation and bylaws of MSB Financial — Maryland, state corporate law and federal banking regulations may make it more difficult for companies or persons to acquire control of MSB Financial — Maryland. As a result, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. The factors that may discourage takeover attempts or make them more difficult include:

•	a limitation on the right to vote shares;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of shareholder proposals and nominations;

•	provisions restricting the calling of special meetings of shareholders;

•	the absence of cumulative voting by shareholders in the election of directors;

•	the removal of directors only for cause and with a supermajority vote; and

•	supermajority voting requirements for changes to some provisions of the articles of incorporation and bylaws.

•	A Maryland statutory provision that prohibits any person who acquires more than 10% of a Maryland corporation without prior approval of its board of directors is prohibited from engaging in any type of business combination with the corporation for a five-year period. Any business combination after the five-year period would be subject to supermajority shareholder approval or minimum price requirements.

•	Federal Reserve Board regulations prohibit, for three years following the completion of a mutual-to-stock conversion, including a second-step conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Federal Reserve Board. See “Restrictions on Acquisition of MSB Financial — Maryland.”

You may not revoke your decision to purchase MSB Financial – Maryland common stock in the subscription or community offerings after you send us your order.

Funds submitted or deposit withdrawals authorized in connection with a purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date and consummation of a syndicated offering. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC. among other factors, there may be one or more delays in the completion of the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond August 7, 2015, or the number of shares to be sold in the offering is increased to more than 3,769,125 shares or decreased to fewer than 2,422,500 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors of Millington Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Jones Walker LLP that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include, but are not limited to:

•	statements of our beliefs, goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins, reduce the fair value of financial instruments or reduce the demand for our loan products;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	changes in the quality and composition of our loan or investment portfolios;

•	changes in real estate market values in our market area;

•	decreased demand for loan products, deposit flows, competition, demand for financial services in our market area;

•	legislative or regulatory changes that adversely affect our business or changes in the monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board;

•	technological changes that may be more difficult or expensive than expected;

•	success or consummation of new business initiatives may be more difficult or expensive than expected;

•	adverse changes in the securities markets;

•	the inability of third party service providers to perform; and

•	changes in accounting policies and practices, as may be adopted by bank regulatory agencies or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Further information on other factors that could affect us are included in the section captioned “Risk Factors.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. Effective November 17, 2014, MSB Financial — Federal changed its fiscal year end from June 30 to December 31. References in this document to the “transition period” refer to the period from July 1, 2014 to December 31, 2014. The information as of December 31, 2014 and for the six-month transition period ended December 31, 2014 and for the fiscal years ended June 30, 2014 and 2013 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at June 30, 2012, 2011 and 2010 and for the years ended June 30, 2012, 2011 and 2010 is derived in part from our audited financial statements that do not appear in this prospectus. Information at or for the six months ended December 31, 2013 was not audited, but in the opinion of management reflects all adjustments necessary for a fair presentation of this period. The information presented below reflects MSB Financial – Federal on a consolidated basis and does not include the financial condition, results of operations or other data of MSB Financial MHC.

	At December 31, 2014	At June 30,
		2014	2013	2012	2011	2010
	(Dollars in thousands)
Balance Sheet Data:
Assets	$340,252	$345,124	$352,470	$347,225	$349,337	$358,621
Net loans receivable	231,449	230,275	223,256	240,520	253,251	265,814
Securities held to maturity	78,518	84,932	80,912	50,706	41,693	47,477
Trading securities	—	—	—	52	60	46
Cash and cash equivalents	7,519	7,308	24,755	33,757	30,976	21,144
Other real estate owned	1,283	409	530	—	861	1,067
Deposits	266,068	263,389	280,467	283,798	286,175	296,401
Borrowings	30,000	38,000	30,000	20,000	20,000	20,000
Total stockholders’ equity	41,025	40,688	39,391	40,756	40,558	39,846

	Six Months Ended December 31,		Year Ended June 30,
	2014	2013	2014	2013	2012	2011	2010
	(Dollars in thousands, except per share data)
Summary of Operations:
Interest income	$5,968	$5,970	$11,992	$12,032	$13,801	$15,127	$16,850
Interest expense	1,173	1,249	2,422	2,721	3,336	4,226	6,155

Net interest income	4,795	4,721	9,570	9,311	10,465	10,901	10,695
Provision for loan losses	100	300	600	4,044	2,217	1,686	1,600

Net interest income after provision for loan losses	4,695	4,421	8,970	5,267	8,248	9,215	9,095
Non-interest income	324	363	724	650	662	773	645
Non-interest expenses	4,744	4,024	8,158	8,289	8,130	8,767	8,449

Income (loss) before income taxes	275	760	1,536	(2,372)	780	1,221	1,291
Income tax expense (benefit)	57	261	548	(987)	283	515	485

Net income (loss)	$218	$499	$988	$(1,385)	$497	$706	$806

Share and Per Share Data:
Net income (loss) per share:
Basic	$0.04	$0.10	$0.20	$(0.28)	$0.10	$0.14	$0.16
Diluted	0.04	0.10	0.20	(0.28)	0.10	0.14	0.16
Weighted average number of common shares outstanding:
Basic	4,939	4,922	4,926	4,933	4,986	5,041	5,101
Diluted	4,939	4,922	4,926	4,933	4,986	5,041	5,101
Cash dividends per share (1)	N/A	N/A	N/A	N/A	0.07	0.06	0.05
Dividend payout ratio (2)	N/A	N/A	N/A	N/A	67%	42%	37%

(1)	Excludes dividends waived by MSB Financial, MHC.
(2)	Represents cash dividends paid divided by net income. The following table sets forth total cash dividends paid per period, which is calculated by multiplying the dividends declared per share by the number of shares outstanding as of the applicable record date.

	Six Months Ended December 31,		Year Ended June 30,
	2014	2013	2014	2013	2012	2011	2010
Dividends paid to public shareholders	$—	$—	$—	$—	$242,537	$249,969	$258,325
Dividends paid to MSB Financial, MHC	—	—	—	—	92,740	45,000	—

Total dividends paid	$—	$—	$—	$—	$335,277	$294,969	$258,325

Total dividends waived by MSB Financial, MHC	$—	$—	$—	$—	$278,221	$325,462	$370,961

Total dividends paid and total dividends waived	$—	$—	$—	$—	$613,498	$620,931	$629,286

	Six Months Ended December 31,		Year Ended June 30,
	2014	2013	2014	2013	2012	2011	2010
Performance Ratios:
Return (loss) on average assets	0.13%	0.29%	0.29%	(0.40)%	0.14%	0.20%	0.22%
Return (loss) on average equity	1.06	2.50	2.46	(3.45)	1.21	1.74	1.99
Interest rate spread (1)	2.87	2.84	2.86	2.90	3.22	3.33	3.03
Net interest margin (2)	3.00	2.94	2.97	2.98	3.32	3.42	3.20
Noninterest expense to average assets	2.76	2.31	2.36	2.39	2.34	2.49	2.34
Efficiency ratio (3)	92.67	79.15	79.25	83.21	73.07	75.10	74.51
Average interest-earning assets to average interest-bearing liabilities	117.28	112.67	114.09	109.33	109.22	107.25	109.04
Average equity to average assets	11.98	11.46	11.62	11.58	11.79	11.50	11.24
Equity to assets at period end	12.06	11.54	11.79	11.18	11.74	11.61	11.11
Capital Ratios at Period End: (4)
Tangible capital (to adjusted assets)	10.64%	10.16%	10.39%	9.93%	9.97%	9.68%	9.07%
Core capital (to adjusted assets)	10.64	10.16	10.39	9.93	9.97	9.68	9.07
Tier 1 risk-based	17.68	16.93	17.45	16.87	15.64	15.16	13.95
Total risk-based capital (to risk-weighted assets)	18.93	18.19	18.71	18.13	16.89	16.15	15.06
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.53%	1.51%	1.56%	1.87%	1.24%	0.84%	0.95%
Allowance for loan losses as a percent of nonperforming loans	59.75	43.81	44.34	30.30	18.29	13.25	16.53
Net charge-offs to average outstanding loans during the period (annualized)	0.13	0.86	0.51	1.19	0.53	0.80	0.30
Non-performing loans as a percent of total loans	2.59	3.45	3.51	6.16	6.81	6.32	5.74
Non-performing assets to total assets	2.16	2.69	2.53	4.15	4.82	4.93	4.66
Other Data:
Number of:
Full time equivalent employees	57	59	53	65	53	52	51
Offices	5	5	5	5	5	5	5

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Millington Bank.

RECENT DEVELOPMENTS

The following tables set forth selected historical consolidated financial and other data of MSB Financial – Federal at the dates and for the periods indicated. The information at December 31, 2014 is derived in part from, and should be read together with, our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected historical consolidated financial and other data at March 31, 2015 and for the three months ended March 31, 2015 and 2014, was not audited but, in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results of operations that may be expected for the entire year or any other period.

	At March 31, 2015	At December 31, 2014
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Assets	$347,455	$340,252
Net loans receivable	239,274	231,449
Securities held to maturity	78,228	78,518
Cash and cash equivalents	6,849	7,519
Other real estate owned	1,039	1,283
Deposits	265,760	266,068
Borrowings	37,100	30,000
Stockholders’ equity	41,290	41,025

	Three Months Ended March 31,
	2015	2014
	(Unaudited)
	(In thousands, except per share data)
Summary of Operations:
Interest income	$2,934	$3,038
Interest expense	554	585

Net interest income	2,380	2,453
(Credit)/Provision for loan losses	(52)	150

Net interest income after provision for loan losses	2,432	2,303
Non-interest income	163	184
Non-interest expense	2,258	2,117
Income before income taxes	337	370

Income tax expense	121	127

Net income	$216	$243

Share and Per Share Data:
Net income per share:
Basic	$0.04	$0.05
Diluted	0.04	0.05
Weighted number of common shares outstanding
Basic	4,946	4,928
Diluted	4,946	4,928

	As of and for the Three Months Ended March 31,
	2015	2014
	(Unaudited)
Performance Ratios:
Return on average assets	0.25%	0.28%
Return on average equity	2.10	2.41
Net interest rate spread (1)	2.88	2.93
Net interest margin (2)	3.00	3.04
Noninterest expense to average assets	2.65	2.44
Efficiency ratio (3)	88.79	80.28
Average interest-earning assets to average interest-bearing liabilities	117.22	115.18
Average equity to average assets	12.12	11.64
Equity to assets at period end	11.88	11.66
Capital Ratios at Period End: (4)
Tangible capital (to adjusted assets)	10.94%	10.29%
Core capital (to adjusted assets)	17.80	17.07
Tier 1 risk-based	17.80	17.07
Total risk-based capital (to risk-weighted assets)	19.05	18.33
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.47%	1.58%
Allowance for loan losses as a percent of nonperforming loans	47.45	40.82
Net charge-offs to average outstanding loans during the period (annualized)	0.01	0.00
Non-performing loans as a percent of total loans	3.10	3.88
Non-performing asset to total assets	2.47	2.99

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Millington Bank.

Comparison of Financial Condition at March 31, 2015 and December 31, 2014

General. Total assets were $347.5 million at March 31, 2015, compared to $340.3 million at December 31, 2014, an increase of $7.2 million or 2.1%. During the three months ended March 31, 2015, MSB Financial - Federal experienced a $7.8 million, or 3.4%, increase in loans receivable, net. Deposits decreased by $308,000, or 0.1%, while advances from the FHLB of New York increased by $7.1 million, or 23.7%, at March 31, 2015 compared to December 31, 2014.

The increase in the loans receivable, net balance was attributable to $7.1 million in commercial real estate loan participations that closed in the final month of the quarter. MSB Financial - Federal elected to match fund these participation loans purchased with an FHLB advance with a two-month term.

The ratio of average interest-earning assets to average-interest bearing liabilities declined to 117.2% for the three months ended March 31, 2015 as compared to 117.3% for the transition period ended December 31, 2014. Stockholders’ equity increased by $265,000, or 0.6%, to $41.3 million at March 31, 2015 compared to $41.0 million at December 31, 2014 primarily through the retention of earnings of $216,000 from the first quarter of 2015.

Loans. Loans receivable, net, increased by $7.8 million, or 3.4%, from $231.4 million at December 31, 2014 to $239.3 million at March 31, 2015. Loans receivable, net represent 68.9% of MSB Financial - Federal’s assets at March 31, 2015 compared to 68.0% at December 31, 2014. Millington Bank’s commercial and multi-family real estate loan portfolio grew by $7.8 million, or 24.7%, due to the closing of $7.1 million in participation loans. In addition, the commercial and industrial portfolio increased by $766,000 as a result of stronger loan demand and the construction loan portfolio grew approximately $304,000 over the first three months of 2015. All remaining portfolios were consistent to year-end levels with the exception of the one-to-four family portfolio which decreased $261,000.

Securities. Securities held to maturity totaled $78.2 million at March 31, 2015 as compared to $78.5 million at December 31, 2014. Maturities, calls and principal repayments during the three months ended March 31, 2015 totaled $757,000 and were partially offset by purchases of $490,000 of new securities during the first quarter of 2015.

Deposits. Total deposits at March 31, 2015 were $265.8 million compared with $266.1 million at December 31, 2014. Non-interest bearing balances increased by $1.9 million and largely offset a decline in interest bearing balances of $2.2 million. Most of the growth in non-interest bearing deposits was attributable to increases in business checking accounts. Savings and club account growth combined to offset some of the decrease in certificates of deposit during the quarter.

Borrowings. Total borrowings at March 31, 2015 were $37.1 million, compared to $30.0 million at December 31, 2014. The increase was attributable to a two-month term advance totaling $7.1 million that MSB Financial - Federal utilized to fund the commercial loan participations which closed during the quarter. There were no overnight advances with the FHLB of New York at March 31, 2015 or December 31, 2014.

Equity. Stockholders’ equity was $41.3 million at March 31, 2015 compared to $41.0 million at December 31, 2014, an increase of $265,000 or 0.6%. The increase in stockholders’ equity was due to a $216,000 increase in retained earnings resulting from net income from the period along with a $42,000 decrease in unallocated common stock held by the ESOP.

Comparison of Operating Results for the Three Months Ended March 31, 2015 and 2014

General. MSB Financial - Federal had net income of $216,000 for the quarter ended March 31, 2015 compared to net income of $243,000 for the quarter ended March 31, 2014. Lower levels of net interest income and non-interest income and increased non-interest expense were partially offset by a reduced loan loss provision.

Net Interest Income. Net interest income was $2.4 million for the quarter ended March 31, 2015 compared to $2.5 million for the same period a year ago. The decrease of $73,000 in net interest income was the result of a decrease in total interest income of $104,000, which was partially offset by a decrease in total interest expense of $31,000.

The decrease in interest income was due to a six basis point decrease in the average yield on interest earning assets and a $6.3 million decrease in the average balances of interest earning assets. The largest component of interest-earning assets, loans receivable, net, while experiencing a $1.5 million increase in average balances also had a 10 basis point decrease in the average yield and accounted for $41,000 of the overall decrease. The average balance of securities held to maturity declined by $7.2 million that, coupled with a 12 basis point decline in yield, resulted in lower interest income from securities of $62,000 when compared to the three months ended March 31, 2014.

Interest expense decreased by $31,000 for the three months ended March 31, 2015 from the three months ended March 31, 2014, due to a $10.2 million decrease in average interest-bearing deposit balances as well as a slight decrease in the average rate of one basis point during the period. Interest expense on deposits decreased $29,000, or 7.4%, as the average balance of deposits decreased by $7.8 million or 3.2%. The average cost of deposits was relatively unchanged at 0.61% for the quarter ended March 31, 2015 from 0.64% for the three months ended March 31, 2014. Total interest expense on borrowings was $189,000 for the three months ended March 31, 2015 compared to $191,000 for the three months ended March 31, 2014 and was a result of a $2.4 million decrease in average balances on FHLB advances, partially offset by an increase in the average cost of 14 basis points.

Provision for Loan Losses. We recorded a net credit to the provision for loan losses of $52,000 during the quarter ended March 31, 2015, compared to a provision for loan losses of $150,000 during the quarter ended March 31, 2014. During the quarter ended March 31, 2015, MSB Financial – Federal sold an OREO property that resulted in a loss of $77,000 which was charged to OREO expense. A special reserve within the allowance for loan losses that had previously been established in connection with this loan was reversed. This reversal, together with the $25,000 provision recorded to the general portion of the allowance for loan losses, resulted in a net credit to the provision for loan losses of $52,000. MSB Financial - Federal’s management reviews the level of the allowance for loan losses on a quarterly basis based on a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) MSB Financial - Federal’s level of loan growth and (5) the existing level of reserves for loan losses that are probable and estimable. MSB Financial - Federal had $7.5 million in non-performing loans as of March 31, 2015 compared to $9.1 million as of March 31, 2014. The allowance for loan losses to total loans ratio was 1.47% at March 31, 2015 compared to 1.58% at March 31, 2014, while the allowance for loan losses to non-performing loans ratio was 47.45% at March 31, 2015 compared to 40.82% at March 31, 2014. Non-performing loans to total loans and net charge-offs to average loans outstanding ratios were at 3.10% and 0.01%, respectively, at and for the quarter ended March 31, 2015 compared to 3.88% and less than 0.01% at and for the quarter ended March 31, 2014.

Non-Interest Income. Non-interest income was $163,000 for the quarter ended March 31, 2015 compared to $184,000 for the quarter ended March 31, 2014. The decrease of $21,000, or 11.4%, year over year resulted from a decrease of $26,000, or 23.6%, in fees and service charges, which was partially offset by an increase of $5,000, or 23.8%, in other non-interest income.

Non-Interest Expense. Non-interest expense was $2.3 million for the quarter ended March 31, 2015, an increase of $141,000 compared to $2.1 million for the quarter ended March 31, 2014. Salaries and benefits, professional fees and other non-interest expense increased by $133,000, $41,000 and $38,000, respectively, for the three months ended March 31, 2015 compared to the same three month period a year earlier. Correspondingly, occupancy and equipment, FDIC assessment, service bureau fees and advertising expense decreased by $29,000, $20,000, $17,000 and $9,000, respectively, for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The increase in other non-interest expense was primarily due to an increase in other real estate owned expense during the three-month period ended March 31, 2015, and the increase in salaries and benefits was primarily due to the addition of a Chief Operating Officer and Chief Lending Officer, both of whom started in the first quarter of 2015, as well as normal increases in salaries and benefits expenses. The increase in professional services was primarily the result of increased legal expenses related to the Bank’s collection efforts for its loan portfolio and expenses related to MSB Financial - Federal’s strategic growth plan. The decrease in the FDIC assessment was attributable to a decrease in factors used in calculating the assessment, while the decrease in service bureau fees was primarily a function of volume.

Income Taxes. The income tax expense for the three months ended March 31, 2015 was $121,000, or 35.9% of the reported income before income taxes, compared to tax expense of $127,000, or 34.3% of the reported income before income taxes, for the three months ended March 31, 2014.

USE OF PROCEEDS

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the actual expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Millington Bank will reduce Millington Bank’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		Maximum, as Adjusted of Offering Range
	2,422,500 Shares at $10.00 per Share	Percent of Net Proceeds	2,850,000 Shares at $10.00 per Share	Percent of Net Proceeds	3,277,500 Shares at $10.00 per Share	Percent of Net Proceeds	3,769,125 Shares at $10.00 per Share	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$24,225		$28,500		$32,775		$37,691
Less: offering expenses	1,235		1,276		1,317		1,365

Net offering proceeds	$22,990	100.0%	$27,224	100.0%	$31,458	100.0%	$36,326	100.0%

Less:
Proceeds contributed to Millington Bank	$16,000	69.6%	$16,000	58.8%	$16,000	50.8%	$18,163	50.0%
Proceeds used for loan to employee stock ownership plan	969	4.2%	1,140	4.2%	1,311	4.2%	1,508	4.2%

Proceeds remaining for MSB Financial — Maryland	$6,021	26.2%	$10,084	37.0%	$14,147	45.0%	$16,655	45.8%

In connection with the approval of our regulatory applications, we agreed to contribute to Millington Bank the greater of $16.0 million or 50% of the net proceeds of the offering. We initially intend to invest the proceeds retained from the offering at MSB Financial — Maryland in short-term investments, such as U.S. treasury and government agency securities and cash and cash equivalents. The actual amounts to be invested in different instruments will depend on the interest rate environment and MSB Financial — Maryland’s liquidity requirements. In the future, MSB Financial — Maryland may liquidate its investments and use those funds:

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to pay dividends to shareholders;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking as opportunities arise, primarily in or adjacent to our existing market areas; and

•	for general corporate purposes, including contributing additional capital to Millington Bank.

Under current Federal Reserve Board regulations, we may not repurchase shares of our common stock during the first year following completion of the conversion and offering, except to fund equity benefit plans other than stock options or, with prior regulatory approval, when extraordinary circumstances exist. For a discussion of our dividend policy and regulatory matters relating to the payment of dividends, see “Our Dividend Policy.”

Millington Bank initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Millington Bank, in short-term investments. Over time, Millington Bank may use the proceeds that it receives from the offering:

•	to fund new loans, primarily commercial real estate loans and commercial business loans;

•	to invest in securities, primarily of the type in which Millington Bank currently invests;

•	to finance the possible expansion of its business activities, including the acquisition of financial institutions or other businesses that are related to banking as opportunities arise, primarily in or adjacent to our existing market areas; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

We currently do not have any specific understandings or agreements for any expansion or diversification activities that would require funds from this offering. Consequently, we currently anticipate that the proceeds of the offering contributed to Millington Bank will be used to fund new loans and purchase investment securities. We expect that much of the loan growth will occur in our commercial loan portfolio, but we have not allocated specific dollar amounts to any particular area of our portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.

Except as described above, we have no specific plans for the investment of the proceeds of the offering and have not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Conversion and Offering—Reasons for the Conversion and Offering.”

OUR DIVIDEND POLICY

MSB Financial — Federal does not currently pay a cash dividend on its common stock. After the conversion and offering, our board of directors will consider adopting a policy of paying cash dividends. In determining whether to pay dividends and the amount of any dividends, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements and alternative uses for capital, industry standards and economic conditions. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

MSB Financial — Maryland is a Maryland corporation. Maryland law generally permits a corporation to pay dividends on its common stock unless, after giving effect to the dividend, the corporation would be unable to pay its debts as they become due in the usual course of its business or the total assets of the corporation would be less than its total liabilities. In addition, under Maryland law, a distribution may only be made from: (1) the net earnings of the corporation for the fiscal year; (2) the net earnings for the preceding fiscal year; or (3) the sum of the net earnings for the corporation for the preceding eight fiscal quarters. Pursuant to Federal Reserve Board regulations, MSB Financial — Maryland will not be required to obtain prior Federal Reserve Board approval to pay a dividend unless the declaration and payment of a dividend could raise supervisory concerns about the safe and sound operation of MSB Financial — Maryland and Millington Bank or where the dividend declared for a period is not supported by earnings for that period.

MSB Financial — Maryland’s ability to pay dividends to shareholders may depend, in part, upon capital distributions we receive from Millington Bank, earnings, if any, from our investment portfolio and other interest-earning assets, and earnings from the investment of the net proceeds from the offering that we retain. New Jersey law provides that dividends may be declared and paid by Millington Savings Bank only to the extent that the payment of the dividend would not impair its capital stock. In addition, a stock savings bank may not pay a dividend unless the savings bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus. In addition, any payment of dividends by Millington Bank to MSB Financial — Maryland that would be deemed to be drawn out of Millington Bank’s tax bad debt reserves would require the payment of federal income taxes by Millington Bank at the then current income tax rate on the amount deemed distributed. See “Federal and State Taxation—Federal Income Taxation” and note 11 of the notes to the consolidated financial statements included elsewhere in this prospectus. MSB Financial — Maryland does not contemplate any distribution by Millington Bank that would result in this type of tax liability.

Pursuant to Federal Reserve Board regulations, MSB Financial — Maryland may not make a distribution that would constitute a return of capital during the three years following the completion of the conversion and offering.

MARKET FOR THE COMMON STOCK

MSB Financial – Federal’s common stock trades on the NASDAQ Global Market under the symbol “MSBF”. Upon completion of the conversion and offering, the shares of common stock of MSB Financial — Maryland will replace MSB Financial — Federal’s common stock and will also trade on the Nasdaq Global Market under the symbol “MSBF,” although no market yet exists for these shares. To list on the Nasdaq Global Market, we are required to have at least three broker-dealers who will make a market in our common stock. MSB Financial — Federal currently has approximately nine registered market makers.

Persons purchasing the common stock may not be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should recognize that there are risks involved in their investment.

The table below shows the reported high and low closing prices of MSB Financial — Federal’s common stock reported by NASDAQ and dividends declared during the periods indicated. This should not be taken as an indication of the prices at which MSB Financial — Maryland will trade at after completion of the conversion and offering.

	High	Low	Dividends
2013
Quarter ended September 30, 2012	$6.09	$5.25	$—
Quarter ended December 31, 2012	$7.34	$4.26	$—
Quarter ended March 31, 2013	$7.72	$6.50	$—
Quarter ended June 30, 2013	$7.88	$6.06	$—

2014
Quarter ended September 30, 2013	$7.86	$7.01	$—
Quarter ended December 31, 2013	$8.82	$7.01	$—
Quarter ended March 31, 2014	$9.10	$7.00	$—
Quarter ended June 30, 2014	$8.30	$7.87	$—

Transition Period
Quarter ended September 30, 2014	$9.01	$8.00	$—
Quarter ended December 31, 2014	$10.50	$8.38	$—

2015
Quarter ended March 31, 2015	$11.50	$10.10	$—
Quarter ended June 30, 2015 (through May 5, 2015)	$11.75	$11.31	$—

Dividends. Declarations of dividends by the board of directors depend on a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, and general economic as well as stock market conditions. The timing, frequency and amount of dividends are determined by the Board of Directors.

Shareholders. As of May 5, 2015, there were approximately 501 shareholders of record of our common stock. This number does not include brokerage firms, banks and registered clearing agents acting as nominees for an indeterminate number of beneficial (“street name”) owners.

On November 14, 2014, the business day immediately preceding the public announcement of the conversion, and on May 20, 2015, the latest practicable day before the printing of this prospectus, the closing price of MSB Financial — Federal’s common stock was $8.74 per share and $11.75 per share, respectively. On the effective date of the conversion, all publicly held shares of MSB Financial — Federal common stock, including shares held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of MSB Financial — Maryland common stock based on the exchange ratio. See “The Conversion and Offering —Share Exchange Ratio for Current Shareholders.” The above table reflects actual prices and has not been adjusted to reflect the exchange ratio. Options to purchase shares of MSB Financial — Federal common stock will be converted into options to purchase a number of shares of MSB Financial — Maryland common stock adjusted based on the exchange ratio, for the same aggregate exercise price.

CAPITALIZATION

The following table presents the historical capitalization of MSB Financial — Federal at December 31, 2014 and the capitalization of MSB Financial — Maryland reflecting the offering (referred to as “pro forma capitalization”). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the 2008 Stock Compensation and Incentive Plan or the proposed new equity incentive plan.

		Pro Forma at December 31, 2014 Based upon the Sale in the Offering at $10.00 Per Share
	At December 31, 2014	Minimum of Offering Range 2,422,500 Shares at $10.00 per Share	Midpoint of Offering Range 2,850,000 Shares at $10.00 per Share	Maximum of Offering Range 3,277,500 Shares at $10.00 per Share	Maximum, as Adjusted Offering Range 3,769,125 Shares at $10.00 per Share
	(Dollars in thousands)
Deposits (1)	$266,068	$266,068	$266,068	$266,068	$266,068
Borrowed funds	30,000	30,000	30,000	30,000	30,000

Total deposits and borrowed funds	$296,068	$296,068	$296,068	$296,068	$296,068

Shareholders’ equity:
Preferred Stock, 1,000,000 shares (post conversion)
$0.01 par value per share authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common stock, 49,000,000 shares (post conversion):
49,000,000 shares, $0.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	562	38	45	52	60
Additional paid-in capital	24,689	42,959	47,186	51,413	56,273
MSB Financial, MHC capital consolidation	—	166	166	166	166
Retained earnings (3)	21,766	21,766	21,766	21,766	21,766
Accumulated other comprehensive loss	(74)	(74)	(74)	(74)	(74)
Less:
Treasury stock	(5,244)	—	—	—	—
Common stock to be acquired by employee stock ownership plan (4)	(674)	(1,643)	(1,814)	(1,985)	(2,182)
Common stock to be acquired by new equity incentive plan (5)	—	(969)	(1,140)	(1,311)	(1,508)

Total shareholders’ equity	$41,025	$62,243	$66,135	$70,027	$74,501

Total equity	$41,025	$62,243	$66,135	$70,027	$74,501

Pro forma shares outstanding
Shares offered for sale	—	2,422,500	2,850,000	3,277,500	3,769,125
Exchange shares issued	—	1,404,162	1,651,955	1,899,748	2,184,710

Total shares outstanding	—	3,826,662	4,501,955	5,177,248	5,953,835

Total shareholders’ equity as a percentage of total assets	12.06%	17.22%	18.10%	18.96%	19.93%
Tangible equity as a percent of assets	12.06%	17.22%	18.10%	18.96%	19.93%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.
(2)	As of December 31, 2014, MSB Financial — Federal had 10,000,000 authorized shares of common stock outstanding at a par value per share of $0.10 with 5,620,625 shares issued and 5,010,437 shares outstanding. On a pro forma basis, MSB Financial — Maryland will have total issued and outstanding shares of 3,826,662, 4,501,955, 5,177,248 and 5,953,835 at the minimum, midpoint, maximum and maximum, as adjusted of the offering range, respectively at a par value per share of $0.01.
(3)	Retained earnings are restricted by applicable regulatory capital requirements.
(4)	Assumes that 4.0% of the common stock sold in the offering will be acquired by the employee stock ownership plan with funds borrowed from MSB Financial — Maryland. Under U.S. generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and, accordingly, is reflected as a reduction of capital. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur. Since the funds are borrowed from MSB Financial — Maryland, the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the financial statements of MSB Financial — Maryland. See “Our Management — Employee Stock Ownership Plan.”
(5)	Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed new equity incentive plan, of a number of shares equal to 4.0% of the shares of common stock sold in the offering. The shares are reflected as a reduction of shareholders’ equity. The new equity incentive plan will be submitted to shareholders for approval at a meeting following the offering. See “Risk Factors—Issuance of shares for benefit programs may dilute your ownership interest,” “Pro Forma Data” and “Our Management — Future Equity Incentive Plan.”

REGULATORY CAPITAL COMPLIANCE

At December 31, 2014, Millington Bank exceeded all regulatory capital requirements and was considered “well-capitalized.” The following table presents Millington Bank’s capital position relative to its regulatory capital requirements at December 31, 2014, on a historical and a pro forma basis. Effective January 1, 2015, the well-capitalized threshold for the Tier 1 risk-based capital requirement was increased from 6.0% to 8.0%. Additionally, effective January 1, 2015, a new capital standard, common equity Tier 1 capital, was implemented with a 6.5% ratio requirement for a financial institution to be considered well-capitalized. The table below reflects these newly implemented regulatory capital requirements as if they were in effect at December 31, 2014. The table reflects receipt by Millington Bank of the greater of $16.0 million or 50% of the net proceeds of the offering. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan has been deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Federal Deposit Insurance Corporation. For a discussion of the capital standards applicable to Millington Bank, see “Regulation and Supervision — Regulatory Capital Requirements.”

	Pro Forma at December 31, 2014
	Historical at December 31, 2014		Minimum of Offering Range 2,422,500 Shares at $10.00 Per Share		Midpoint of Offering Range 2,850,000 Shares at $10.00 Per Share		Maximum of Offering Range 3,277,500 Shares at $10.00 Per Share		Maximum, as Adjusted of Offering Range 3,769,125 Shares at $10.00 Per Share
	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)
	(Dollars in thousands)
Total equity under generally accepted accounting principles (GAAP)	$36,778	10.81%	$50,840	14.27%	$50,498	14.17%	$50,156	14.08%	$51,925	14.48%
Tier 1 (leverage) capital:
Actual	$36,209	10.64%	$50,271	14.11%	$49,929	14.01%	$49,587	13.92%	$51,356	14.33%
Requirement	17,016	5.00	17,816	5.00	17,816	5.00	17,816	5.00	17,925	5.00

Excess	$19,193	5.64%	$32,455	9.11%	$32,113	9.01%	$31,771	8.92%	$33,431	9.33%

Tier 1 risk-based capital:
Actual (2)	$36,209	17.68%	$50,271	24.16%	$49,929	24.00%	$49,587	23.84%	$51,356	24.63%
Requirement	16,387	8.00	16,643	8.00	16,643	8.00	16,643	8.00	16,677	8.00

Excess	$19,822	9.68%	$33,628	16.16%	$33,286	16.00%	32,944	15.84%	$34,679	16.63%

Total risk-based capital:
Actual (2)	$38,783	18.93%	$52,845	25.40%	$52,503	25.24%	$52,161	25.07%	$53,930	25.87%
Requirement	20,483	10.00	20,804	10.00	20,804	10.00	20,804	10.00	20,847	10.00

Excess	$18,300	8.93%	$32,041	15.40%	$31,699	15.24%	$31,357	15.07%	$33,083	15.87%

Common Equity Tier 1 capital:
Actual	$36,209	17.68%	50,271	24.16%	49,929	24.00%	$49,587	23.84%	$51,356	24.63%
Common Equity Tier 1 Capital Requirement	13,314	6.50	13,522	6.50	13,522	6.50	13,522	6.50	13,550	6.50

Excess	$22,895	11.18%	36,749	17.66%	36,407	17.50%	$36,065	17.34%	$37,806	18.13%

Reconciliation of capital contributed to Millington Bank:
Net proceeds contributed to Millington Bank			$16,000		$16,000		$16,000		$18,613
Less common stock to be acquired by employee stock ownership plan			(969)		(1,140)		(1,311)		(1,508)
Less common stock to be acquired by new equity incentive plan			(969)		(1,140)		(1,311)		(1,508)

Pro forma increase in GAAP and regulatory capital			$14,062		$13,720		$13,378		$15,147

(footnotes on following page)

(1)	Core capital levels are shown as a percentage of adjusted total assets of $340.3 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $204.8 million.
(2)	Pro forma amounts and percentages include capital contributed to Millington Bank from the offering and assume net proceeds are invested in assets that carry a 20% risk-weighting.

IMPACT OF MSB FINANCIAL, MHC ASSETS AND

WAIVED DIVIDENDS ON MINORITY STOCK OWNERSHIP

The public shareholders of MSB Financial – Federal will receive shares of common stock of MSB Financial — Maryland in exchange for their shares of common stock of MSB Financial — Federal pursuant to an exchange ratio that is designed to provide, subject to adjustment, that the shareholders will own the same percentage of the common stock of MSB Financial – Maryland after the conversion as they held in MSB Financial – Federal immediately prior to the conversion, without giving effect to new shares purchased in the offering or cash paid in lieu of any fractional shares. However, the exchange ratio will be adjusted downward to reflect assets held by MSB Financial, MHC (other than shares of stock of MSB Financial – Federal), which assets consist primarily of cash relating to dividends paid by MSB Financial – Federal. MSB Financial, MHC had net assets of $166,000 as of December 31, 2014, not including MSB Financial – Federal common stock. The appraisal also accounts for dividends that MSB Financial, MHC waived the receipt of during the years 2007 – 2012 as permitted under applicable law at the time. Waived dividends totaled $1.6 million. The adjustments described above will decrease MSB Financial – Federal’s pro forma shareholders’ ownership interest in MSB Financial — Maryland from 38.3% to 36.7% of common stock at December 31, 2014 after completion of the offering.

PRO FORMA DATA

The following tables illustrate the pro forma impact of the conversion and offering on our net income and shareholders’ equity based on the sale of common stock at the minimum, the midpoint and the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions, although actual expenses may vary from these estimates:

•	100% of the shares of common stock will be sold in the subscription offering;

•	Our employee stock ownership plan will purchase a number of shares equal to 4.0% of the shares sold in the offering with a loan from MSB Financial — Maryland that will be repaid in equal installments over 20 years;

•	We will pay Keefe, Bruyette & Woods a fee equal to 1.0% of the aggregate amount of common stock sold in the subscription offering and 1.25% of the shares sold in the community offering, except that no fee will be paid with respect to shares purchased by our employee stock ownership plan and by our officers, directors and employees or members of their immediate families;

•	We will pay Keefe, Bruyette & Woods and any other broker-dealers participating in the syndicated offering an aggregate fee or underwriting discount, as applicable, of 6.0% of the aggregate dollar amount of the common stock sold in the syndicated offering; and

•	Total expenses of the offering, excluding selling agent commissions and expenses, will be approximately $855,000.

Pro forma net income for the transition period ended December 31, 2014 and the fiscal year ended June 30, 2014 has been calculated as if the offering were completed at the beginning of each period, and the net proceeds had been invested at 1.65%, which represents the rate of the five-year United States Treasury security at December 31, 2014. A pro forma after-tax return of 1.03% is used for the transition period ended December 31, 2014 and the fiscal year ended June 30, 2014, after giving effect to a combined federal and state income tax rate of 37.5%. The actual rate may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•	Since funds on deposit at Millington Bank may be withdrawn to purchase shares of common stock, those funds will not result in the receipt of new funds for investment. The pro forma tables do not reflect withdrawals from deposit accounts.

•	Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma shareholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering, the additional employee stock ownership plan expense or the proposed equity incentive plan.

•	Pro forma shareholders’ equity (“book value”) represents the difference between the stated amounts of assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to shareholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Millington Savings Bank’s special bad debt reserves for income tax purposes or liquidation accounts, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma shareholders’ equity per share do not represent possible future price appreciation of our common stock.

The following pro forma data, which is based on MSB Financial — Federal’s shareholders’ equity at December 31, 2014 and net income for the transition period ended December 31, 2014, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data relies exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data does not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to shareholders if we were to be liquidated after the conversion.

	At or For the Transition Period Ended December 31, 2014
	Minimum of Offering Range 2,422,500 Shares at $10.00 per Share	Midpoint of Offering Range 2,850,000 Shares at $10.00 per Share	Maximum of Offering Range 3,277,500 Shares at $10.00 per Share	Maximum, As Adjusted of Offering Range 3,769,125 Shares at $10.00 per Share
	(Dollars in thousands, except per share amounts)
Gross proceeds	$24,225	$28,500	$32,775	$37,691
Plus: shares issued in exchange for shares of MSB Financial — Federal	14,042	16,520	18,997	21,847

Pro forma market capitalization	$38,267	$45,020	$51,722	$59,538

Gross proceeds	$24,225	$28,500	$32,775	$37,691
Less: estimated expenses	1,235	1,276	1,317	1,365
Plus: Assets received from the MHC	166	166	166	166

Estimated net proceeds	23,156	27,390	31,624	36,492

Less: common stock to be acquired by employee stock ownership plan (1)	(969)	(1,140)	(1,311)	(1,508)
Less: common stock to be acquired by new equity incentive plan (2)	(969)	(1,140)	(1,311)	(1,508)

Net proceeds, as adjusted	$21,218	$25,110	$29,002	$33,476

Pro Forma Net Income:
Pro forma net income:
Historical	$218	$218	$218	$218
Pro forma income on net proceeds	109	130	150	173
Less: pro forma employee stock ownership plan expense (1)	(15)	(18)	(21)	(24)
Less: pro forma restricted stock award expense (2)	(61)	(71)	(82)	(94)
Less: pro forma stock option expense (3)	(61)	(72)	(83)	(95)

Pro forma net income	$190	$186	$182	$178

Pro forma net income per share:
Historical	$0.06	$0.05	$0.04	$0.04
Pro forma income on net proceeds	0.03	0.03	0.03	0.03
Less: pro forma employee stock ownership plan expense (1)	—	—	—	—
Less: pro forma restricted stock award expense (2)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma stock option expense (3)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share	$0.05	$0.04	$0.04	$0.03

Offering price as a multiple of pro forma net income per share	NM	NM	NM	NM
Number of shares used to calculate pro forma net income per share (4)	3,732,185	4,390,805	5,049,426	5,806,839

Pro Forma Shareholders’ Equity:
Pro forma shareholders’ equity (book value):
Historical	$41,025	$41,025	$41,025	$41,025
Estimated net proceeds	22,990	27,224	31,458	36,326
Assets received from MSB Financial, MHC	166	166	166	166
Less: common stock to be acquired by employee stock ownership plan (1)	(969)	(1,140)	(1,311)	(1,508)
Less: common stock to be acquired by new equity incentive plan (2)	(969)	(1,140)	(1,311)	(1,508)

Pro forma shareholders’ equity	$62,243	$66,135	$70,027	$74,501
Intangible assets	—	—	—	—

Pro forma tangible shareholders’ equity	$62,243	$66,135	$70,027	$74,501

	At or For the Transition Period Ended December 31, 2014
	Minimum of Offering Range 2,422,500 Shares at $10.00 per Share	Midpoint of Offering Range 2,850,000 Shares at $10.00 per Share	Maximum of Offering Range 3,277,500 Shares at $10.00 per Share	Maximum, As Adjusted of Offering Range 3,769,125 Shares at $10.00 per Share
	(Dollars in thousands, except per share amounts)
Pro forma shareholders’ equity per share:
Historical	$10.72	$9.11	$7.92	$6.89
Estimated net proceeds	6.01	6.04	6.08	6.10
Assets received from MSB Financial, MHC	0.04	0.04	0.03	0.03
Less: common stock acquired by employee stock ownership plan (1)	(0.25)	(0.25)	(0.25)	(0.25)
Less: common stock to be acquired by new equity incentive plan (2)	(0.25)	(0.25)	(0.25)	(0.25)

Pro forma shareholders’ equity per share	$16.27	$14.69	$13.53	$12.51
Intangible assets	—	—	—	—

Pro forma tangible shareholders’ equity per share	$16.27	$14.69	$13.53	$12.51

Offering price as a percentage of pro forma shareholders’ equity per share	61.46%	68.07%	73.91%	79.94%

Offering price as a percentage of tangible equity per share	61.46%	68.07%	73.91%	79.94%

Number of shares used to calculate pro forma shareholders’ equity per share (4)	3,826,662	4,501,955	5,177,248	5,953,835

	At or For the Year Ended June 30, 2014
	Minimum of Offering Range 2,422,500 Shares at $10.00 per Share	Midpoint of Offering Range 2,850,000 Shares at $10.00 per Share	Maximum of Offering Range 3,277,500 Shares at $10.00 per Share	Maximum, As Adjusted of Offering Range 3,769,125 Shares at $10.00 per Share
	(Dollars in thousands, except per share amounts)
Gross proceeds	$24,225	$28,500	$32,775	$37,691
Plus: shares issued in exchange for shares of MSB Financial — Federal	14,042	16,520	18,997	21,847

Pro forma market capitalization	$38,267	$45,020	$51,772	$59,538

Gross proceeds	$24,225	$28,500	$32,775	$37,691
Less: estimated expenses	1,235	1,276	1,317	1,365
Plus: Assets received from the MHC	166	166	166	166

Estimated net proceeds	23,156	27,390	31,458	36,492

Less: common stock to be acquired by employee stock ownership plan (1)	(969)	(1,140)	(1,311)	(1,508)
Less: common stock to be acquired by new equity incentive plan (2)	(969)	(1,140)	(1,311)	(1,508)

Net proceeds, as adjusted	$21,218	$25,110	$29,002	$33,476

Pro Forma Net Income:
Pro forma net income:
Historical	$988	$988	$988	$988
Pro forma income on net proceeds	219	259	299	345
Less: pro forma employee stock ownership plan expense (1)	(30)	(36)	(41)	(47)
Less: pro forma restricted stock award expense (2)	(121)	(143)	(164)	(189)
Less: pro forma stock option expense (3)	(123)	(144)	(166)	(191)

Pro forma net income	$933	$924	$916	$907

Pro forma net income per share:
Historical	$0.26	$0.22	$0.20	$0.17
Pro forma income on net proceeds	0.06	0.06	0.06	0.06
Less: pro forma employee stock ownership plan expense (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense (2)	(0.03)	(0.03)	(0.03)	(0.03)
Less: pro forma stock option expense (3)	(0.03)	(0.03)	(0.03)	(0.03)

Pro forma net income per share	$0.25	$0.21	$0.18	$0.16

Offering price as a multiple of pro forma net income per share	40.00x	47.62x	55.56x	62.50X
Number of shares used to calculate pro forma net income per share (4)	3,734,607	4,393,655	5,052,703	5,810,608

Pro Forma Shareholders’ Equity:
Pro forma shareholders’ equity (book value):
Historical	$40,688	$40,688	$40,688	$40,688
Estimated net proceeds	22,990	27,224	31,458	36,326
Assets received from MSB Financial, MHC	166	166	166	166
Less: common stock to be acquired by employee stock ownership plan (1)	(969)	(1,140)	(1,311)	(1,508)
Less: common stock to be acquired by new equity incentive plan (2)	(969)	(1,140)	(1,311)	(1,508)

Pro forma shareholders’ equity	$61,906	$65,798	$69,690	$74,164
Intangible assets	—	—	—	—

Pro forma tangible shareholders’ equity	$61,906	$65,798	$69,690	$74,164

	At or For the Year Ended June 30, 2014
	Minimum of Offering Range 2,422,500 Shares at $10.00 per Share	Midpoint of Offering Range 2,850,000 Shares at $10.00 per Share	Maximum of Offering Range 3,277,500 Shares at $10.00 per Share	Maximum, As Adjusted of Offering Range 3,769,125 Shares at $10.00 per Share
	(Dollars in thousands, except per share amounts)
Pro forma shareholders’ equity per share:
Historical	$10.63	$9.04	$7.86	$6.83
Estimated net proceeds	6.01	6.05	6.08	6.10
Assets received from MSB Financial, MHC	0.04	0.04	0.03	0.03
Less: common stock acquired by employee stock ownership plan (1)	(0.25)	(0.25)	(0.25)	(0.25)
Less: common stock to be acquired by new equity incentive plan (2)	(0.25)	(0.25)	(0.25)	(0.25)

Pro forma shareholders’ equity per share	$16.18	$14.62	$13.46	$12.46
Intangible assets	—	—	—	—

Pro forma tangible shareholders’ equity per share	$16.18	$14.62	$13.46	$12.46

Offering price as a percentage of pro forma shareholders’ equity per share	61.80%	68.40%	74.29%	80.26%

Offering price as a percentage of tangible equity per share	61.80%	68.40%	74.29%	80.26%

Number of shares used to calculate pro forma shareholders’ equity per share (4)	3,826,662	4,501,955	5,177,248	5,953,835

(NM)	Not meaningful.
(1)	Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 4.0% of the shares sold in the offering (96,900, 114,000, 131,100 and 150,765 shares at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the proceeds retained by MSB Financial — Maryland. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently 3.25%, which will be fixed at the time of the offering and be for a term of 20 years. Millington Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. As the debt is paid down, shares will be released for allocation to participants’ accounts and shareholders’ equity will be increased. The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. A number of shares equal to 5.0% of the total (based on a 20-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of the pro forma tables, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater. See “Our Management —Employee Stock Ownership Plan.”
(2)	Assumes that MSB Financial — Maryland will purchase in the open market a number of shares of common stock equal to 4.0% of the shares sold in the offering (96, 900, 114,000, 131,000 and 150,765 shares at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively), that will be reissued as restricted stock awards under a new equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at MSB Financial — Maryland or with dividends paid to MSB Financial — Maryland by Millington Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by up to approximately 2.5%. The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of MSB Financial — Maryland common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 37.5%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(3)	The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the new equity incentive plan to be adopted following the offering. This assumes that, if the new equity incentive plan is approved by shareholders, a number of shares equal to 10.0% of the number of shares sold in the offering (242,250, 285,000, 327,750 and 376,913 shares at the minimum, midpoint. maximum and maximum, as adjusted, of the offering range, respectively), will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Compensation cost relating to share-based payment transactions will be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $2.79 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0.00%; expected life, 10 years; expected volatility, 14.56%; and risk-free interest rate, 2.17%. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over the vesting period so that 20% of the value of the options awarded was an amortized expense during each year, that 25% of the options awarded are non-qualified options and that the combined federal and state income tax rate was 37.5%. We plan to use the Black-Scholes option-pricing formula; however, if the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by up to approximately 6.0%.
(4)	The number of shares used to calculate pro forma net income per share is equal to the number of shares sold in the offering less the number of shares purchased by the employee stock ownership plan not committed to be released within the 12 months year period following the offering as adjusted to effect a weighted average over the period. The total number of shares to be outstanding upon completion of the conversion and offering includes the number of shares sold in the offering plus the number of shares issued in exchange for outstanding shares of MSB Financial — Federal common stock held by persons other than MSB Financial, MHC. The number of shares used to calculate pro forma shareholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the business and financial information regarding MSB Financial — Federal contained in the consolidated financial statements and notes to the consolidated financial statements that appear at the end of this prospectus. Effective November 17, 2014, MSB Financial — Federal changed its fiscal year end from June 30 to December 31. References in this document to the “transition period” refer to the period from July 1, 2014 to December 31, 2014.

Overview

Our primary business is attracting retail deposits from the general public and using those deposits, together with funds generated from operations, principal repayments on securities and loans and borrowed funds, for our lending and investing activities. Our loan portfolio consists of one-to four-family residential real estate mortgages, commercial real estate mortgages, construction loans, commercial and industrial loans, home equity loans and lines of credit, and other consumer loans. We also invest in U.S. Government obligations and mortgage-backed securities and, to a lesser extent, corporate bonds.

Transition Period

During the transition period, net income for MSB Financial – Federal was $218,000 compared to $499,000 for the comparable six-month period ending December 31, 2013.

Net interest income for the transition period increased $74,000, or 1.6%, over the six months ended December 31, 2013. Non-interest expense increased $720,000, or 17.9%, primarily on increased professional services related to the change of fiscal year-end from June to December and a customer-related fraud loss during the current period of approximately $439,000. Our net interest rate spread and margin expanded slightly to 2.87% and 3.00%, respectively for the transition period versus 2.84% and 2.94%, respectively for the six months ended December 31, 2013.

Total assets as of December 31, 2014 were $340.3 million versus $345.1 million at June 30, 2014. The decline was due to reductions in securities held to maturity of $6.4 million and in FHLB stock of $480,000. These reductions were partially offset by increases in net loans and other real estate owned of $1.2 million and $874,000, respectively. Total liabilities at December 31, 2014 were $299.2 million compared to $304.4 million at June 30, 2014. Deposits increased $2.7 million, or 1.0%, to $266.1 million from $263.4 million, primarily due to an increase in non-interest bearing deposits of $2.6 million. FHLB advances decreased $8.0 million to $30.0 million at December 31, 2014 compared to $38.0 million as of June 30, 2014.

Stockholders’ equity at December 31, 2014 was $41.0 million compared to $40.7 million at June 30, 2014 with the increase due to the retention of earnings of $218,000 from the period. In addition, an aggregate of $158,000 was added to stockholders’ equity due to the recognition of stock-based compensation expense and ESOP shares earned. The accumulated other comprehensive loss balance increased by $39,000 during the transition period, while treasury stock remained unchanged. Our annualized return on average equity for the transition period was 1.06% versus 2.50% for the comparable period in 2013.

During the transition period, we determined that income taxes for the fiscal years ended June 30, 2011 and 2010 were misstated by an aggregate of $122,000. The misstatements related to the calculation of deferred income taxes. Accordingly, a restatement adjustment was made, effective June 30, 2011, to reduce both deferred income tax assets and stockholders’ equity by $122,000. For purposes of the audited consolidated financial statements, the restatement is reflected in the opening balances of the earliest year presented.

Overall, total assets declined as reductions in securities held to maturity of $6.4 million were utilized to reduce higher costing wholesale borrowings by $8.0 million. The growth in net loans of $1.2 million as well as growth in non-interest bearing deposits of $2.6 million coupled with the reduction in wholesale funding of $8.0 million is expected to produce a positive impact on the net interest spread and margin.

Year ended June 30, 2014

We reported net income of $988,000 for the fiscal year ended June 30, 2014 as compared to a net loss of $1.4 million for fiscal 2013.

Net interest income for fiscal 2014 was up approximately $259,000, or 2.8%, as compared to fiscal 2013. Non-interest expense decreased by $131,000, or 1.6%, while non-interest income increased by $74,000, or 11.4%, for the same comparative period. The net interest rate spread decreased in fiscal 2014 to 2.86%, compared to 2.90% for fiscal 2013, mainly as a result of a lower interest rate environment. For the year ended June 30, 2014, interest income decreased by $40,000, or 0.3%, while interest expense decreased by $299,000, or 11.0%, as compared to fiscal 2013.

Total assets were $345.1 million at June 30, 2014, a 2.1% decrease compared to $352.6 million at June 30, 2013. The decrease in assets occurred primarily as the result of a $17.4 million decrease in cash and cash equivalent balances, offset in part by a $7.0 million increase in loans receivable, net and a $4.0 million increase in securities held to maturity. Deposits were $263.4 million at June 30, 2014, compared to $280.5 million at June 30, 2013. FHLB advances were $38.0 million at June 30, 2014 compared to $30.0 million at June 30, 2013.

Stockholders’ equity at June 30, 2014 was $40.7 million compared to our stockholders’ equity at the prior fiscal year-end of $39.4 million. We had net income of $988,000 for the fiscal year ended June 30, 2014. In addition, $311,000 was added to stockholders’ equity through the recognition of stock-based compensation expense as a result of the vesting of restricted stock awards and ESOP shares earned. The accumulated other comprehensive loss balance increased by $2,000 for the year ended June 30, 2014, while treasury stock remained unchanged. Our return on average equity for fiscal 2014 was 2.46% compared to (3.45%) for fiscal 2013.

We experienced a reduction in deposits during the year ended June 30, 2014, primarily due to an extended low interest rate environment.

Critical Accounting Policies

Our accounting policies are integral to understanding the results reported and are described in Note 2 to our consolidated financial statements beginning on page F-1. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses.

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date that are both probable and reasonable to estimate. Management’s periodic evaluation of the adequacy of the allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, the composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

The allowance calculation methodology includes segregation of the total loan portfolio into segments. Our loans receivable portfolio is comprised of the following segments: residential mortgage, commercial real estate; construction; consumer; and commercial and industrial. Some segments of our loan receivable portfolio are further disaggregated into classes which allows management to better monitor risk and performance.

The residential mortgage loan segment is disaggregated into two classes: one- to four-family loans, which are primarily first liens, and home equity loans, which consist of first and second liens. The commercial real estate loan segment consists of both owner and non-owner occupied loans, which have medium risk due to historical activity on these type loans. The construction loan segment is further disaggregated into two classes: one-to four-family owner occupied, which includes land loans, whereby the owner is known and there is less risk, and other, whereby the property is generally under development and tends to have more risk than the one- to four-family owner occupied loans. The commercial and industrial loan segment consists of loans made for the purpose of financing the activities of commercial customers. The majority of commercial and industrial loans are secured by real estate and thus carry a lower risk than traditional commercial and industrial loans. The consumer loan segment consists primarily of installment loans (direct and indirect) and overdraft lines of credit connected with customer deposit accounts.

The allowance consists of specific, general and unallocated components. The specific component is related to loans that are classified as impaired. For loans classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class and is based on historical loss experience adjusted for qualitative factors. These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Experience, ability, and depth of lending management and staff.

5.	Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.

6.	Quality of our loan review system, and the degree of oversight by our Board of Directors.

7.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

8.	Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation.

The unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Management evaluates individual loans in all of the loan segments (including loans in residential mortgage and consumer segments) for possible impairment if the loan is greater than $200,000 and if the loan is either on nonaccrual status or is risk rated Substandard or worse or has been modified in a troubled debt restructuring. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Loans the terms of which are modified are classified as troubled debt restructurings if we grant such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a reduction in interest rate below market rate given the associated credit risk, or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired until they are ultimately repaid in full or foreclosed and sold.

Once the determination has been made that a loan is impaired, impairment is measured by comparing the recorded investment in the loan to one of the following: (a) present value of expected cash flows (discounted at the loan’s effective interest rate); (b) loan’s observable market price; or (c) fair value of collateral adjusted for expected selling costs. The method is selected on a loan by loan basis with management primarily utilizing the fair value of collateral method.

The estimated fair values of the real estate collateral are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The estimated fair values of the non-real estate collateral, such as accounts receivable, inventory and equipment, are determined based on the borrower’s financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

The evaluation of the need and amount of the allowance for impaired loans and whether a loan can be removed from impairment status is made on a quarterly basis. Our policy for recognizing interest income on impaired loans does not differ from our overall policy for interest recognition.

Comparison of Financial Condition at December 31, 2014 and June 30, 2014

General. Total assets at December 31, 2014 were $340.3 million versus $345.1 million at June 30, 2014. The decline of $4.9 million, or 1.4%, was due to a reduction in securities held to maturity of $6.4 million, or 7.6%, as well as a decrease in FHLB stock of $480,000, or 21.9%. These reductions were partially offset by increases in net loans, other real estate owned and cash and cash equivalents of $1.2 million, $874,000 and $211,000, respectively. Total deposits increased $2.7 million, or 1.0%, to $266.1 million from $263.4 million due to an increase in non-interest bearing deposits of $2.6 million. FHLB advances decreased $8.0 million to $30.0 million at December 31, 2014 compared to $38.0 million as of June 30, 2014. We chose to utilize the proceeds from maturing securities and the growth in deposits to fund loan growth and the repayment of FHLB advances.

Total liabilities declined $5.2 million, or 1.7%, at December 31, 2014 from June 30, 2014. The ratio of average interest-earning assets to average interest-bearing liabilities improved to 117.28% for the six months ended December 31, 2014 as compared to 114.09% for the year ended June 30, 2014 and 112.67% for the six months ended December 31, 2013, respectively. Stockholders’ equity increased $337,000, or 0.83%, to $41.0 million at December 31, 2014 from $40.7 million as of June 30, 2014.

Loans. Loans receivable, net, increased $1.2 million, or 0.5%, from $230.3 million at June 30, 2014 to $231.4 million at December 31, 2014. As a percentage of assets, loans increased to 68.0% from 66.7% at June 30, 2014. Our one- to four-family, consumer and construction loans grew by $1.7 million, $320,000 and $134,000 or 1.2%, 38.5% and 1.1%, respectively. Home equity and commercial real estate loans decreased by $1.6 million and $399,000, or 4.3% and 1.2%, respectively. Within consumer loans, deposit account loans increased 51.4%, or $310,000 while all remaining consumer loans remained relatively unchanged.

Securities. The securities held to maturity portfolio totaled $78.5 million at December 31, 2014 compared to $84.9 million at June 30, 2014. Maturities, calls and principal repayments during the transition period totaled $6.4 million as compared to $3.3 million during the six months ended December 31, 2013. No securities were purchased during the Transition Period compared to $8.4 million during the corresponding period of the prior year.

Deposits. Total deposits at December 31, 2014 rose to $266.1 million from $263.4 million at June 30, 2014, reflecting a $2.7 million increase. Demand deposits, in aggregate, increased by $8.3 million, while certificates of deposit and savings and club accounts decreased by $4.6 million and $1.0 million, respectively.

Borrowings. Total borrowings were $30.0 million at December 31, 2014 compared to $38.0 million at June 30, 2014. We repaid $8.0 million of short-term borrowings during the Transition Period and did not repay any long-term borrowings during the period.

Equity. Stockholders’ equity was $41.0 million at December 31, 2014 compared to $40.7 million at June 30, 2014, an increase of $337,000 or 0.8%. We had net income of $218,000 for the transition period. In addition, an aggregate of $158,000 was added to stockholders’ equity due to the recognition of stock-based compensation expense and ESOP shares earned. The accumulated other comprehensive loss balance increased by $39,000 at December 31, 2014 compared to June 30, 2014, while treasury stock remained unchanged. During the transition period, we determined that income taxes for the fiscal years ended June 30, 2011 and 2010 were misstated by an aggregate $122,000. The misstatements related to the calculation of deferred income taxes. Accordingly, a restatement adjustment was made, effective June 30, 2011, to reduce both deferred income tax assets and stockholders’ equity by $122,000. For purposes of the audited consolidated financial statements, the restatement adjustment is reflected in the opening balances of the earliest year presented.

Comparison of Financial Condition at June 30, 2014 and 2013

General. Total assets were $345.1 million at June 30, 2014, compared to $352.5 million at June 30, 2013. We experienced a $17.4 million, or 70.5%, decrease in cash and cash equivalent balances and a $1.1 million, or 26.2%, decrease in other asset balances, while loans receivable, net, and securities held to maturity balances increased by $7.0 million and $4.0 million or 3.1% and 5.0%, respectively. Deposits decreased $17.1 million, or 6.1%, while advances from the Federal Home Loan Bank of New York increased by $8.0 million or 26.7%. The decrease in cash and cash equivalent balances was primarily due to the decrease in deposit balances, while the increase in loans receivable, net and securities held to maturity balances was primarily funded through increases in borrowings from the Federal Home Loan Bank of New York during this period.

Total assets decreased by $7.3 million, or 2.1%, between years, as did total liabilities by $8.6 million, or 2.8%, and the ratio of average interest-earning assets to average-interest bearing liabilities increased to 114.09% for fiscal 2014 as compared to 109.33% for fiscal 2013. Stockholders’ equity increased $1.3 million, or 3.3%, to $40.7 million at June 30, 2014 compared to $39.4 million at June 30, 2013.

Loans. Loans receivable, net, increased $7.0 million, or 3.1%, from $223.3 million at June 30, 2013 to $230.3 million at June 30, 2014. As a percentage of assets, loans increased to 66.7% from 63.3%. Our one- to four-family and construction loans grew by $6.6 million and $3.6 million or 4.8% and 40.7%, respectively, as did commercial and industrial loans by $399,000, or 4.3%. Home equity and commercial real estate loans decreased by $2.2 million and $135,000 or 5.4% and 0.4%, respectively, as did consumer loans, which decreased by $97,000, or 104%, between June 30, 2013 and June 30, 2014.

Securities. Our portfolio of securities held to maturity was $84.9 million at June 30, 2014 as compared to $80.9 million at June 30, 2013. Maturities, calls and principal repayments during the year totaled $4.3 million as compared to $41.6 million during the prior year. We purchased $8.4 million of new securities during the year ended June 30, 2014 compared to $71.8 million during the year ended June 30, 2013.

Deposits. Total deposits at June 30, 2014 were $263.4 million, a $17.1 million decrease as compared to $280.5 million at June 30, 2013. Demand deposits, in aggregate, increased by $4.5 million, and certificates of deposit accounts decreased by $11.4 million, while savings and club accounts decreased by $10.1 million.

Borrowings. Total borrowings were $38.0 million at June 30, 2014 compared to $30.0 million at June 30, 2013. We borrowed $8.0 million in overnight funds at June 30, 2014 from the Federal Home Loan Bank of New York and did not have any short-term borrowings at June 30, 2013. We did not repay any long-term borrowings during the fiscal year ended June 30, 2014.

Equity. Stockholders’ equity was $40.7 million at June 30, 2014 compared to $39.4 million at June 30, 2013, an increase of $1.3 million or 3.3%. We had net income of $988,000 for the fiscal year ended June 30, 2014. In addition, an aggregate of $311,000 was added to stockholders’ equity due to the recognition of stock-based compensation expense and ESOP shares earned. The accumulated other comprehensive loss balance increased by $2,000 at June 30, 2014 compared to June 30, 2013, while treasury stock remained unchanged for the same comparative period end dates.

Comparison of Operating Results for the Six Months Ended December 31, 2014 and 2013

General. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. It is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our results of operations are also affected by our provision for loan losses, non-interest income and non-interest expense. Non-interest income includes service fees and charges, and income on bank owned life insurance. Non-interest expense includes salaries and employee benefits, occupancy and equipment expense and other general and administrative expenses such as service bureau fees and advertising costs.

We reported net income of $218,000 for the transition period compared to net income of $499,000 for the six months ended December 31, 2013, representing a decrease of $281,000 or 56.3%. This decrease was largely driven by the $439,000 customer fraud loss incurred during the current period, which when tax-effected, contributed to a reduction of net income of approximately $263,000. Offsetting this was an increase in net interest income of approximately $74,000 and a reduction of the provision for loan losses of $200,000. Non-interest income was down approximately $39,000 primarily as a result of lower fees and service charges earned. Non-interest expense was $720,000 higher due in part to the $439,000 customer fraud loss noted above in addition to certain costs incurred related to the fiscal year change from June to December, which were primarily reflected in a $139,000 increase in professional fees. Salary and benefit expense was up $154,000, or 8.2%, period over period. Partially offsetting these increases was a $104,000 reduction in FDIC assessments. Income tax expense was down $204,000 for the transition period versus the six months ended December 31, 2013 due to the decrease in pre-tax income.

Net Interest Income. Net interest income for the transition period totaled $4.8 million compared to $4.7 million of the six months ended December 31, 2013. Interest income for both periods was $6.0 million while interest expense for the transition period decreased by $76,000 to $1.2 million from the same period a year earlier.

Average earning assets declined $1.2 million to $319.9 million period to period while the average rate on interest earning assets expanded by one basis point to 3.73% for the transition period. The result of those variances was a decline in interest income of $2,000 for the transition period compared to the six months ended December 31, 2013. Total interest income for both periods was $6.0 million. Interest income on loans receivable grew by $62,000 to $5.0 million as additional volume during the 2014 period more than offset the decrease in the average yield of four basis points. Average loans were $235.3 million and $230.4 million for the six months ended December 31, 2014 and 2013, respectively. Average securities held to maturity declined by $4.4 million to $81.3 million from $85.7 million. The average rate earned on the portfolio decreased four basis points to 2.15% from 2.19% a year earlier and resulted in a reduction of $63,000 in interest income. Other interest-earning assets, consisting of FHLB stock and other interest-bearing deposits with other financial institutions, declined by $1.7 million on average, to $3.3 million for the six months ended December 31, 2014 compared with $5.0 million for the six months ended December 31, 2013. Offsetting this decline was an increase of the average interest yield of 86 basis points to 2.67%. The combined impact was a reduction of interest income on other interest-earning assets of $1,000.

Total interest expense declined by $76,000 to $1.2 million for the transition period as a result of lower volumes and rates. Overall, average interest-bearing liabilities declined $12.2 million, or 4.3%, to $272.8 million for the transition period as compared to $285.0 million for the six months ended December 31, 2013. Interest expense on certificates of deposit declined $81,000 as average balances were approximately $8.3 million lower for the six months ended 2014 period totaling $96.9 million compared to $105.2 million for the six months ended December 31, 2013. The average cost also declined by five basis points. Savings and club accounts averaged $101.0 million for the six months ended December 31, 2014 versus $110.2 million for the six months ended December 31, 2013. Lower volume of $9.2 million accounted for nearly all of the decline of $11,000 in interest expenses for these accounts in the transition period as compared to the same period in 2013. Partially offsetting these reductions was an increase in interest expense of $8,000 for NOW, super NOW and money market accounts. Average balances increased $3.7 million to $42.1 million from $38.4 million for the same period a year earlier while the average interest cost rose three basis points to 0.16% from 0.13%. Interest expense on FHLB advances rose by $8,000 to $389,000 from $381,000 a year earlier. The average cost of advances declined by six basis points to 2.37% from 2.43% but this decline was more than offset by higher average balances. Average FHLB advances were $32.8 million for the transition period versus $31.3 million for the six months ended December 31, 2013.

Our net interest spread and margin showed improvement over the periods and were 2.87% and 3.00%, respectfully for the six months ended December 31, 2014 compared to 2.84% and 2.94%, respectfully for the six months ended December 31, 2013.

Provision for Loan Losses. The loan loss provision for the transition period was $100,000 compared to $300,000 for the six months ended December 31, 2013. Management reviews the level of the allowance for loan losses on a quarterly basis based on a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) our level of loan growth and (5) the existing level of reserves for loan losses that are probable and estimable. This analysis resulted in a lower provision for loan loss being required for the period ended December 31, 2014. The reduction in the level of provision for loan loss primarily reflects lower levels of specific reserves related to non-performing loans individually evaluated for impairment. Also, there was a stabilization of the quantitative and qualitative factors during the six months ended December 31, 2014 compared to upward-trending factors during the six months ended December 31, 2013. We had $418,000 in charge-offs and $266,000 in recoveries for the transition period compared to $1.0 million in charge-offs and $19,000 in recoveries for the six months ended December 31, 2013. We had $6.1 million in non-performing loans as of December 31, 2014, compared to $8.3 million at June 30, 2014 and $8.2 million as of December 31, 2013. The allowance for loan losses as a percentage of total loans was 1.53%, 1.56% and 1.51% at December 31, 2014, June 30, 2014 and December 31, 2013, respectively. while the allowance for loan losses as a percentage of non-performing loans improved to 59.75% at December 31, 2014 from 44.34% at June 30, 2014 and 43.81% at December 31, 2013, as a result of lower total non-performing loans. Non-performing loans to total loans were 2.57% at December 31, 2014 compared to 3.51% and 3.45% at June 30, 2014 and December 31, 2013, respectively. Annualized net charge-offs to average loans outstanding ratios were 0.13% for the transition period compared to 0.51% and 0.86% for the year ended June 30, 2014 and the six months ended December 31, 2013.

Non-Interest Income. This category includes fees derived from checking accounts, ATM transactions, debit card use and mortgage related fees. It also includes increases in the cash-surrender value of our bank owned life insurance. Overall, non-interest income was $324,000 for the transition period compared to $363,000 for the six months ended December 31, 2013, a decrease of $39,000 or 10.7%.

Income from fees and service charges totaled $170,000 for the transition period compared to $200,000 for the six months ended December 31, 2013, a decrease of $30,000 or 15.0%. The decrease was partially attributable to lower certificate of deposit and demand deposit account services fees.

Income on bank owned life insurance was $110,000 and $109,000 for the six month periods ended December 31, 2014 and 2013.

Other non-interest income was $44,000 and $54,000 for the six months ended December 31, 2014 and 2013, respectively. The decrease was primarily attributable to lower levels of income from late charges.

Non-Interest Expenses. Total non-interest expenses increased by $720,000, or 17.9%, during the Transition Period and totaled $4.7 million as compared to $4.0 million for the six months ended December 31, 2013.

We incurred a customer-related fraud loss of $439,000 during the current period compared to none for the six months ended December 31, 2013 or for the years ended June 30, 2014 and 2013. After taxes, the loss reduced earnings by approximately $262,000. The loss resulted from the deposit by a customer of a fraudulent cashier’s check. The day after the funds were deposited, the customer requested that the funds be wired to another party. Millington Bank did not learn that the check was fraudulent until the day after the wire transfer. Millington Bank is pursuing all legal remedies to collect the funds and has instituted legal action against the depositor. However, given the uncertainty that it would be successful in recouping these funds, it was determined that the loss needed to be recognized during the period.

Salaries and employee benefits expense increased by $154,000, or 8.2%, to $2.0 million for the transition period compared to $1.9 million for the six months ended December 31, 2013. Salary and benefits increased as a result of aligning performance evaluations to coincide with the change in the fiscal year end. Professional services increased $139,000 totaling $412,000 for the transition period compared with $273,000 for the six-months ended December 31, 2013. The increase is largely attributable to the timing of additional professional services related to our change in fiscal year-end from June 30 to December 31 and the announced planned decision to move forward with the second step conversion.

Occupancy and equipment expense increased slightly by $16,000, or 2.4%, to $678,000 for the six-months ended December 31, 2014 compared to $662,000 for the same period a year earlier. The increase in occupancy and equipment expense was primarily due to slightly higher maintenance and repair expense. Directors’ compensation expense totaled $239,000 for the transition period compared to $227,000 for the six months ended December 31, 2013, representing an increase of $12,000 or 5.3%. The increase was primarily due to an increase in stock-based compensation expense.

FDIC assessment expense totaled $144,000 for the transition period compared to $248,000 for the comparable period a year earlier. The reduction in FDIC assessment expense was attributable to lower consolidated assets and lower assessment rates during the transition period versus the six months ended December 31, 2013. Service bureau fees decreased by $44,000, or 14.3%, to $264,000 for the six months ended December 31, 2014 compared to $308,000 for the comparable period ended December 31, 2013.

Other non-interest expense totaled $457,000 for the transition period, compared to $350,000 for the comparable period a year earlier, reflecting an increase of $107,000 or 30.6%. Excluding real estate owned activity, other non-interest expense was comparable period-to-period. We also recorded $97,000 of income on other real estate owned during the six months ended December 31, 2013 versus expense of $19,000 during the transition period.

Income Taxes. The income tax expense for the transition period was $57,000, or 20.7%, of income before taxes as compared to tax expense of $261,000, or 34.3%, of the reported income before income taxes for the six-month period ended December 31, 2013. The decreased effective tax rate was attributable to non-taxable income, primarily income from bank owned life insurance, making up a larger portion of pre-tax income in the current period.

Average Balance Sheet. The following tables set forth certain information at December 31, 2014 and for the six months ended December 31, 2014 and 2013. The average yields and costs are derived by dividing interest income and expense by the average daily balance of assets and liabilities, respectively, for the periods presented.

	At		Six Months Ended December 31,
	December 31, 2014		2014			2013
	Actual Balance	Average Rate	Average Balance	Interest Earned/Paid	Average Yield/ Cost	Average Balance	Interest Earned/Paid	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$235,083	4.27%	$235,327	$5,049	4.29%	$230,425	$4,987	4.33%
Securities	78,518	2.04%	81,301	875	2.15%	85,711	938	2.19%
Other interest-earning assets (2)	3,084	2.56%	3,291	44	2.67%	4,973	45	1.81%

Total interest-earning assets	311,685	3.70%	319,919	5,968	3.73%	321,109	5,970	3.72%

Non-interest-earning assets	23,567		23,717			27,048

Total assets	$340,252		$343,636			$348,157

Interest-bearing liabilities:
NOW, super NOW & money market demand	$46,099	0.14%	$42,067	33	0.16%	$38,374	25	0.13%
Savings and club deposits	101,210	0.22%	101,011	109	0.22%	110,166	120	0.22%
Certificates of deposit	93,938	1.30%	96,904	642	1.33%	105,157	723	1.38%

Total interest-bearing deposits	241,247	0.63%	239,982	784	0.65%	253,697	868	0.68%
Federal Home Loan Bank of New York advances	30,000	2.60%	32,799	389	2.37%	31,297	381	2.43%

Total interest-bearing liabilities	271,247	0.83%	272,781	1,173	0.86%	284,994	1,249	0.88%

Non-interest-bearing deposits	24,821		26,770			20,438
Other non-interest-bearing liabilities	3,159		2,920			2,821

Total liabilities	299,227		302,471			308,253
Stockholders’ equity	41,025		41,165			39,904

Total liabilities and stockholders’ equity	$340,252		$343,636			$348,157

Net interest income/net interest rate spread (3)				$4,795	2.87%		$4,721	2.84%

Net interest margin (4)					3.00%			2.94%

Ratio of interest-earning assets to interest-bearing liabilities	116.75%		117.28%			112.67%

(1)	Non-accruing loans have been included, and the effect of such inclusion was not material. The allowance for loan losses is excluded, while construction loans in process and deferred fees are included.
(2)	Includes Federal Home Loan Bank of New York stock at cost and term deposits with other financial institutions.
(3)	Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by past rate); (2) changes in rate (changes in rate multiplied by past volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Six Months Ended December 31, 2014 vs. 2013
	Increase (Decrease) Due to
	Volume	Rate	Net
Interest and dividend income:
Loans receivable	$105	$(43)	$62
Securities	(47)	(16)	(63)
Other interest-earning assets	(18)	17	(1)

Increase (decrease) in total interest income	40	(42)	(2)

Interest expense:
NOW and money market accounts	2	6	8
Savings and club	(10)	(1)	(11)
Certificates of deposit	(56)	(25)	(81)

Total interest-bearing deposits	(64)	(20)	(84)
Federal Home Loan Bank of New York advances	18	(10)	8

(Decrease) increase in total interest expense	(46)	(30)	(76)

Change in net interest income	$86	$(12)	$74

Comparison of Operating Results for the Years Ended June 30, 2014 and June 30, 2013

General. We reported net income of $988,000 for the year ended June 30, 2014 compared to a net loss of $1.4 million for the year ended June 30, 2013, representing a $2.4 million or 171.3% increase. This increase was primarily due to a decrease in the provision for loan losses, an increase in net interest income and non-interest income and, a decrease in non-interest expenses offset by an increase in income taxes.

Net Interest Income. Net interest income for the year ended June 30, 2014 amounted to $9.6 million, 2.8% higher than net interest income for the year ended June 30, 2013 of $9.3 million. Interest income decreased by $40,000, or 0.3%, and interest expense decreased by $299,000, or 11.0%, for the year ended June 30, 2014.

Average earning assets increased by $9.3 million, or 3.0%, for the year ended June 30, 2014, compared to the year ended June 30, 2013, while the average rate on earning assets decreased by 13 basis points to 3.72% for the year ended June 30, 2014, resulting in a decrease of $40,000 or 0.3% in total interest income compared to the year ended June 30, 2013. Interest income on loans decreased by $402,000, or 3.9%, for the year ended June 30, 2014, compared to the year ended June 30, 2013, as a result of decreases in both the average yield on loans receivable and the average balance of loans outstanding. The average yield decreased by 7 basis points to 4.32%. Average loans receivable balances decreased $5.6 million, or 2.4%, to $232.1 million for the year ended June 30, 2014, compared to $237.8 million for the year ended June 30, 2013. Interest income on securities held to maturity increased by $366,000, or 24.3%, for the year ended June 30, 2014, compared to the year ended June 30, 2013. Average securities held to maturity balances increased $16.6 million, or 24.0%, for the year ended June 30, 2014, compared to the year ended June 30, 2013 and, the yield increased one basis point to 2.19% for the year ended June 30, 2014, compared to the year ended June 30, 2013. Interest income on other interest-earning assets decreased by $4,000, or 4.3%, for the year ended June 30, 2014, compared to the year ended June 30, 2013 due to a $1.7 million, or 28.3%, decrease in average balance, offset by a 52 basis point increase in yield to 2.08%.

Total interest expense decreased $299,000, or 11.0%, for the year ended June 30, 2014, compared to the year ended June 30, 2013. Average interest-bearing liabilities decreased $3.8 million, or 1.3%, from $286.0 million for the year ended June 30, 2013, to $282.2 million for the year ended June 30, 2014, and the average rate on interest-bearing liabilities decreased by 9 basis points to 0.86% for the year ended June 30, 2014. Interest expense on deposits decreased $352,000, or 17.5%, for the year ended June 30, 2014, compared to the year ended June 30, 2013, as a result of a 10 basis point reduction to 0.66% in the average rate on interest-bearing deposits, and a $13.6 million, or 5.2%, decrease in average balance of interest-bearing deposits. The average balance of NOW, super NOW and money market demand account balances increased $2.4 million, or 6.6%, while the average balance of savings balances decreased $3.0 million, or 2.7%, and the average balance of certificates of deposit decreased by $13.1 million, or 11.4%, for the year ended June 30, 2014 compared to the same period ended June 30, 2013. The average rate on savings and club deposits, NOW, super NOW and money market demand accounts and certificates of deposit decreased by one basis point, one basis point, and 13 basis points, respectively, for the year ended June 30, 2014 compared to the year ended June 30, 2013. Total interest expense on FHLB advances was $767,000 for the year ended June 30, 2014 compared to $714,000 for the year ended June 30, 2013. Average FHLB advances were $33.1 million for the year ended June 30, 2014 compared to $23.3 million for the year ended June 30, 2013, an increase of $9.8 million, or 41.9%. The average rate on FHLB advances decreased by 74 basis points to 2.32% for the year ended June 30, 2014 compared to the year ended June 30, 2013.

Our net interest rate spread was 2.86% for the year ended June 30, 2014 compared to 2.90% for the year ended June 30, 2013. The spread decreased during the year ended June 30, 2014 as our average yield on interest-earning assets decreased by 13 basis points to 3.72% from 3.85%, offset in part by a decrease in the cost of interest-bearing liabilities of 9 basis points to 0.86% from 0.95%, compared to the same period ended June 30, 2013.

Provision for Loan Losses. The loan loss provision for the year ended June 30, 2014 was $600,000 compared to $4.0 million for the year ended June 30, 2013. The provision for loan losses for the year ended June 30, 2013 included an additional provision of $2.0 million deemed necessary to support our planned asset disposition strategy approved by our Board of Directors during the quarter ended December 31, 2012, the goal of which was to rapidly reduce (through strategies such as short sales, cash for keys, deeds in lieu of foreclosure and/or bulk sales) the dollar amount of non-performing loans in our loan portfolio and thereby reduce the costs associated with the foreclosure process. Our management reviews the level of the allowance for loan losses on a quarterly basis based on a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) our level of loan growth and (5) the existing level of reserves for loan losses that are probable and estimable. This analysis resulted in a lower provision for loan loss being required for the year ended June 30, 2014. The reduction in the level of provision for loan loss primarily reflects lower levels of specific reserves related to non-performing loans individually evaluated for impairment which continued to decrease as a result of various above mentioned disposition activities. Also, there was a stabilization of the quantitative and qualitative factors during the twelve months ended June 30, 2014 compared to upward-trending factors during the twelve period ended June 30, 2013, thus further reducing the need for additional provisions as of June 30, 2014. We had $1.2 million in charge-offs and $57,000 in recoveries for the year ended June 30, 2014 compared to $2.9 million in charge-offs and $56,000 in recoveries for the year ended June 30, 2013. We had $8.3 million in non-performing loans as of June 30, 2014, compared to $14.1 million as of June 30, 2013. The allowance for loan losses as a percentage of total loans was 1.56% at June 30, 2014, compared to 1.87% at June 30, 2013, while the allowance for loan losses as a percentage of non-performing loans ratio increased from 30.30% at June 30, 2013 to 44.34% at June 30, 2014, due to decreases in total non-performing loans at June 30, 2014 compared to June 30, 2013. Non-performing loans to total loans and net charge-offs to average loans outstanding ratios were 3.51% and 0.51%, respectively, at and for the year ended June 30, 2014 compared to 6.16% and 1.19% at and for the year ended June 30, 2013.

Non-Interest Income. This category includes fees derived from checking accounts, ATM transactions, debit card use and mortgage related fees. It also includes increases in the cash-surrender value of our bank owned life insurance. Overall, non-interest income was $724,000 for the year ended June 30, 2014 compared to $650,000 for the year ended June 30, 2013, an increase of $74,000 or 11.4%.

Income from fees and service charges totaled $407,000 for the year ended June 30, 2014 compared to $329,000 for the year ended June 30, 2013, an increase of $78,000 or 23.7%. The increase was due in part to an increase in certificate of deposit and demand deposit account services fees, an increase in ATM fees, and a $22,000 penalty fee received on the early prepayment of a mortgage-backed security that Millington Bank had held in its held to maturity investment portfolio.

The unrealized loss on Millington Bank’s trading security portfolio was $1,000 for the year ended June 30, 2013. Millington Bank had liquidated its trading security portfolio during the year ended June 30, 2013.

Income on bank owned life insurance was $217,000 in each of the years ended June 30, 2014 and 2013.

Other non-interest income was $100,000 and $103,000 for the years ended June 30, 2014 and 2013, respectively. The decrease was primarily attributable to a decrease in miscellaneous operating income, offset by an increase in income from late charges.

Non-Interest Expenses. Total non-interest expenses decreased by $131,000 or 1.6% during the year ended June 30, 2014 and amounted to $8.2 million as compared to $8.3 million for the year ended June 30, 2013.

Other non-interest expense totaled $860,000 for the year ended June 30, 2014, compared to $983,000 for the year ended June 30, 2013, a decrease of $123,000 or 12.5%. The decrease in other non-interest expense was primarily attributable to decreases in other real estate and non-operating expenses. Salaries and employee benefits expense decreased by $75,000, or 1.9%, to $3.8 million for the year ended June 30, 2014 compared to $3.9 million for the year ended June 30, 2013. The decrease in salaries and employee benefits expense was primarily due a decrease in stock-based compensation expense. Occupancy and equipment expense decreased by $60,000, or 4.3%, to $1.3 million for the year ended June 30, 2014 compared to $1.4 million for the year ended June 30, 2013. The decrease in occupancy and equipment expense was primarily due to a decrease in depreciation expense. Directors’ compensation expense totaled $444,000 for the year ended June 30, 2014 compared to $495,000 for the year ended June 30, 2013, representing a reduction of $51,000 or 10.3%. The decrease in directors’ compensation expense was primarily due a decrease in stock-based compensation expense. Advertising expense totaled $144,000 for the year ended June 30, 2014 compared to $162,000 for the year ended June 30, 2013, representing a reduction of $18,000 or 11.1%. The decrease in advertising expense was attributable to a reduction in spending. FDIC assessment expense totaled $410,000 for the year ended June 30, 2014 compared to $291,000 for the year ended June 30, 2013, an increase of $119,000 or 40.9%. The increase in FDIC assessment expense related to the increase in factors used in calculation of the assessment. Service bureau fees increased by $73,000, or 13.2%, to $626,000 for the year ended June 30, 2014 compared to $553,000 for the year ended June 30, 2013. The increase in service bureau fees was related to the expansion of services. Professional services expense increased slightly by $4,000, or 0.7%, to $547,000 for the year ended June 30, 2014 compared to $543,000 for the year ended June 30, 2013.

Income Taxes. The income tax expense for the year ended June 30, 2014 was $548,000 or 35.7% of income before taxes as compared to a tax benefit of $987,000 or 41.6% of the reported loss before income taxes for the year ended June 30, 2013.

Average Balance Sheet. The following tables set forth certain information for the years ended June 30, 2014, 2013 and 2012. The average yields and costs are derived by dividing interest income and expense by the average daily balance of assets and liabilities, respectively, for the periods presented.

	Year Ended June 30,
	2014			2013			2012
	Average Balance	Interest Earned/Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost
				(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$232,148	$10,033	4.32%	$237,776	$10,435	4.39%	$248,124	$11,783	4.75%
Securities	85,561	1,870	2.19%	68,978	1,504	2.18%	60,710	1,929	3.18%
Other interest-earning assets(2)	4,276	89	2.08%	5,963	93	1.56%	6,572	89	1.35%

Total interest-earning assets	321,985	11,992	3.72%	312,717	12,032	3.85%	315,406	13,801	4.38%

Non-interest-earning assets	24,258			33,567			32,443

Total assets	$346,243			$346,284			$347,849

Interest-bearing liabilities:
NOW, super NOW & money market demand	$39,356	50	0.13%	$36,918	51	0.14%	$34,012	60	0.18%
Savings and club deposits	107,960	233	0.22%	110,916	251	0.23%	112,901	417	0.37%
Certificates of deposit	101,801	1,372	1.35%	114,876	1,705	1.48%	121,858	2,175	1.78%

Total interest-bearing deposits	249,117	1,655	0.66%	262,710	2,007	0.76%	268,771	2,652	0.99%
Federal Home Loan Bank of New York advances	33,108	767	2.32%	23,329	714	3.06%	20,000	684	3.42%

Total interest-bearing liabilities	282,225	2,422	0.86%	286,039	2,721	0.95%	288,771	3,336	1.16%

Non-interest-bearing deposits	21,598			18,691			16,094
Other non-interest-bearing liabilities	2,198			1,438			1,964

Total liabilities	306,021			306,168			306,829
Stockholders’ equity	40,222			40,116			41,020

Total liabilities and stockholders’ equity	$346,243			$346,284			$347,849

Net interest income/net interest rate spread (3)		$9,570	2.86%		$9,311	2.90%		$10,465	3.22%

Net interest margin (4)			2.97%			2.98%			3.32%

Ratio of interest-earning assets to interest-bearing liabilities	114.09%			109.33%			109.22%

(1)	Non-accruing loans have been included, and the effect of such inclusion was not material. The allowance for loan losses is excluded, while construction loans in process and deferred fees are included.
(2)	Includes Federal Home Loan Bank of New York stock at cost and term deposits with other financial institutions.
(3)	Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by past rate); (2) changes in rate (changes in rate multiplied by past volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended June 30, 2014 vs. 2013 Increase (Decrease) Due to			Year Ended June 30, 2013 vs. 2012 Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
			(In thousands)
Interest and dividend income:
Loans receivable	$(240)	$(162)	$(402)	$(478)	$(870)	$(1,348)
Securities	359	7	366	238	(663)	(425)
Other interest-earning assets	(30)	26	(4)	(9)	13	4

Increase (decrease) in total interest income	89	(129)	(40)	(249)	(1,520)	(1,769)

Interest expense:
NOW and money market accounts	3	(4)	(1)	5	(14)	(9)
Savings and club	(6)	(11)	(17)	(7)	(159)	(166)
Certificates of deposit	(189)	(145)	(334)	(119)	(351)	(470)

Total interest-bearing deposits	(192)	(160)	(352)	(121)	(524)	(645)
Federal Home Loan Bank of New York advances	253	(200)	53	107	(77)	30

Increase in total interest expense	61	(360)	(299)	(14)	(601)	(615)

Change in net interest income	$28	$231	$259	$(235)	$(919)	$(1,154)

Liquidity, Commitments and Capital Resources

We must be capable of meeting our customer obligations at all times. Potential liquidity demands include funding loan commitments, cash withdrawals from deposit accounts and other funding needs as they present themselves. Accordingly, liquidity is measured by our ability to have sufficient cash reserves on hand, at a reasonable cost and/or with minimum losses.

Senior management is responsible for managing our overall liquidity position and risk and is responsible for ensuring that our liquidity needs are being met on both a daily and long-term basis. The Financial Review Committee, comprised of senior management and chaired by the President and Chief Executive Officer, is responsible for establishing and reviewing our liquidity procedures, guidelines, and strategy on a periodic basis.

Our approach to managing day-to-day liquidity is measured through our daily calculation of investable funds and/or borrowing needs to ensure adequate liquidity. In addition, senior management constantly evaluates our short-term and long-term liquidity risk and strategy based on current market conditions, outside investment and/or borrowing opportunities, short and long-term economic trends, and anticipated short and long-term liquidity requirements. Our loan and deposit rates may be adjusted as another means of managing short and long-term liquidity needs. We do not at present participate in derivatives or other types of hedging instruments to meet liquidity demands, as we take a conservative approach in managing liquidity.

At December 31, 2014, we had outstanding commitments to originate loans of $2.9 million, unused lines of credit of $20.0 million (including $16.7 million for home equity lines of credit), and standby letters of credit of $347,000. Certificates of deposit scheduled to mature in one year or less at December 31, 2014, totaled $56.7 million.

We had contractual obligations related to the long-term operating leases for the three branch locations that we lease (Dewy Meadow, RiverWalk and Martinsville). For additional information regarding Millington Savings Bank’s lease commitments as of December 31, 2014 and June 30, 2014, see Note 10 to our consolidated financial statements beginning on page F-1.

We have access to cash through borrowings from the Federal Home Loan Bank, as needed, to meet our day-to-day funding obligations. At December 31, 2014, our total loans to deposits ratio was 86.99%. At December 31, 2014, our collateralized borrowing limit with the Federal Home Loan Bank was $69.0 million, of which $30.0 million was outstanding. As of December 31, 2014, we also had a $20.0 million line of credit with a financial institution for reverse repurchase agreements (which is a form of borrowing) that we could access if necessary.

Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain our status as a well-capitalized institution in accordance with regulatory standards. As of December 31, 2014, our exceeded all applicable regulatory capital requirements. See Note 14 to our consolidated financial statements beginning at page F-1 for more information about the Millington Bank’s regulatory capital compliance.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving our facilities. These financial instruments include significant purchase commitments such as commitments to purchase investment securities or mortgage-backed securities and commitments to extend credit to meet the financing needs of our customers. At December 31, 2014, our significant off-balance sheet commitments consisted of commitments to originate loans of $2.9 million, construction loans in process of $1.5 million, unused lines of credit of $20.0 million (including $16.7 million for home equity lines of credit) and standby letters of credit of $347,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Since a number of commitments typically expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding our outstanding lending commitments at December 31, 2014, see Note 15 to our consolidated financial statements beginning on page F-1.

Impact of Inflation

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of non-interest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

Note 19 to the consolidated financial statements is incorporated herein by reference.

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates.

We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

Several years ago market interest rates were at historically low levels. From June 2004 through June 2007, the U.S. Federal Reserve increased its target federal funds rate 17 times, from 1.00% to 5.25%. The Federal Reserve subsequently reduced its target federal fund rate 3 times during the fiscal year ended June 30, 2009 from 0 to 1/4%. A normalization of the prior year’s inverted yield occurred during that year as a result of the Federal Reserve’s policy. The Federal Reserve did not make any further changes to the federal funds rate during the transition period ended December 31, 2014 or during the fiscal year ended June 30, 2014. The federal funds rate and other short-term market interest rates, which we use as a guide to our deposit pricing, have decreased, while intermediate-and long-term market interest rates have remained stable, which we use as a guide to our loan pricing. Millington Bank has begun to realize a reduction in its deposit portfolio average rate more recently.

Quantitative Analysis. The quantitative analysis regularly conducted by management uses simulation modeling to measure interest rate risk from both a net interest income sensitivity and a capital perspective under various interest rate scenarios. With regard to net interest income, our model is a static projection of what net interest income would be under multiple rate shocks to evaluate income sensitivity to changes in interest rates. With regard to capital, our internal interest rate risk analysis calculates the sensitivity of our economic value of equity (“EVE”) ratio to movements in interest rates. EVE represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts. The EVE ratio represents the dollar amount of our EVE divided by the present value of our total assets for a given interest rate scenario. In essence, EVE attempts to quantify our economic value using a discounted cash flow methodology while the EVE ratio reflects that value as a form of capital ratio. The degree to which the EVE ratio changes for any hypothetical interest rate scenario from its “base case” measurement is a reflection of an institution’s sensitivity to interest rate risk.

Our EVE ratio is first calculated in a “base case” scenario that assumes no change in interest rates as of the measurement date. The model then measures the change in the EVE ratio throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve up and down 100, 200 and 300 basis points with additional scenarios modeled where appropriate. The model requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain “down rate” scenarios during periods of lower market interest rates. Our interest rate risk management policy establishes acceptable floors for the EVE ratio.

As illustrated in the table below, both our net interest income and our EVE ratio would be negatively impacted by an increase in interest rates. This result is expected given our liability sensitivity noted earlier. Specifically, based upon the comparatively shorter maturity and/or re-pricing characteristics of our interest-bearing liabilities compared with that of our interest-earning assets, an upward movement in interest rates would have a disproportionately adverse impact on net interest income and on the present value of our assets compared to the beneficial impact arising from the reduced present value of our liabilities. Hence, our net interest income and EVE ratio decline in the increasing interest rate scenarios. Historically low interest rates at December 31, 2014 precluded the modeling of certain scenarios as parallel downward shifts in the yield curve of 100 basis points or more would result in negative interest rates for many points along that curve.

The following tables present the results of our internal EVE analysis as of December 31, 2014.

Change in Interest Rates (basis points)	% Change in Pretax Net Interest Income	Economic Value of Equity Ratio
+400	(10.76%)	12.18%
+300	(7.77%)	13.60%
+200	(4.92%)	14.94%
+100	(1.38%)	15.99%
0	—	16.19%
-100	(7.97%)	16.74%

Future interest rates or their effect on EVE or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Notwithstanding the discussion above, the quantitative interest rate analysis presented above indicates that a rapid increase or decrease in interest rates would adversely affect our net interest margin and earnings.

OUR BUSINESS

General

MSB Financial – Maryland is a Maryland corporation that was organized in November 2014. Upon completion of the conversion, MSB Financial — Maryland will become the holding company of Millington Bank and will succeed to all of the business and operations of MSB Financial — Federal and each of MSB Financial — Federal and MSB Financial, MHC will cease to exist.

Initially following the completion of the conversion, MSB Financial — Maryland will have approximately $361.5 million in assets comprised of the net proceeds it retains from the offering at the maximum of the offering range, part of which will be used to make a loan to the Millington Savings Bank Employee Stock Ownership Plan and to make the equity investment in Millington Bank; cash, securities and the ESOP loan currently held by MSB Financial — Federal; and cash currently held by MSB Financial, MHC. MSB Financial — Maryland will have no significant liabilities. MSB Financial — Maryland intends to use the support staff and offices of Millington Bank and will pay Millington Bank for these services. If MSB Financial – Maryland expands or changes its business in the future, it may hire its own employees.

MSB Financial – Maryland intends to invest the net proceeds it retains in the offering as discussed under “Use the Proceeds.” In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.

MSB Financial – Federal is a federally chartered corporation organized in 2004 for the purpose of acquiring all of the capital stock that Millington Bank issued in its mutual holding company reorganization. During the fiscal year ended June 30, 2007, MSB Financial – Federal conducted its initial public offering and sold 2,529,281 shares including 202,342 shares acquired by the employee stock ownership plan for net proceeds of approximately $24.5 million. At December 31, 2014, we had total assets of $340.3 million, total deposits of $266.1 million and total stockholders’ equity of $41.0 million. As of December 31, 2014, we had a total of 5,010,437 shares outstanding of which 3,091,344 shares, or approximately 61.7% of the outstanding shares, were owned by MSB Financial, MHC. Our principal executive offices are located at 1902 Long Hill Road, Millington, New Jersey 07946-0417 and our telephone number at that address is (908) 647-4000.

MSB Financial, MHC is a federally chartered mutual holding company that was formed in 2004 in connection with the mutual holding company reorganization. MSB Financial, MHC has not engaged in any significant business since its formation. So long as MSB Financial, MHC is in existence, it will at all times own a majority of the outstanding stock of MSB Financial — Federal.

Our primary business is attracting retail deposits from the general public and using those deposits, together with funds generated from operations, principal repayments on securities and loans and borrowed funds, for our lending and investing activities. Our loan portfolio consists of one-to four-family residential real estate mortgages, commercial real estate mortgages, construction loans, commercial and industrial loans, home equity loans and lines of credit, and other consumer loans. We also invest in U.S. Government obligations and mortgage-backed securities and, to a lesser extent, corporate bonds.

Millington Bank is a New Jersey-chartered stock savings bank and its deposits are insured by the Federal Deposit Insurance Corporation. As of December 31, 2014, Millington Bank had 57 full time equivalent employees. Millington Bank maintains a website at www.millingtonsb.com. Information on Millington Bank’s website should not be treated as part of this Prospectus.

Millington Bank is regulated by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. MSB Financial, MHC and the MSB Financial — Federal are regulated as savings and loan holding companies by the Federal Reserve, as successor to the Office of Thrift Supervision under the Dodd-Frank Act.

Competition

We operate in a market area with a high concentration of banking and other financial institutions, and we face substantial competition in attracting deposits and in originating loans. A number of our competitors are significantly larger institutions with greater financial and managerial resources and lending limits. Our ability to compete successfully is a significant factor affecting our growth potential and profitability.

Our competition for deposits and loans historically has come from other insured financial institutions such as local and regional commercial banks, savings institutions, and credit unions located in our primary market area. We also compete with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans, and we face competition for funds from investment products such as mutual funds, short-term money funds and corporate and government securities. There are large competitors operating throughout our total market area, and we also face strong competition from other community-based financial institutions.

Lending Activities

We have traditionally focused on the origination of one- to four-family loans and home equity loans and lines of credit, which together comprise a substantial portion of the total loan portfolio. We also provide financing for commercial real estate, including multi-family dwellings/apartment buildings, service/retail and mixed-use properties, churches and non-profit properties, medical and dental facilities and other commercial real estate. Additionally, we originate residential and commercial construction loans and commercial and industrial loans. Our consumer loans are comprised of automobile loans, personal loans, account loans and overdraft lines of credit.

Loan Portfolio Composition. The following tables analyze the composition of our loan portfolio by loan category at the dates indicated. Except as set forth below, there were no concentrations of loans exceeding 10% of total loans.

	At December 31,		At June 30,
	2014		2014		2013		2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Type of Loans:
One- to four-family real estate	$144,966	61.19%	$143,283	60.50%	$136,704	59.79%	$141,927	57.65%	$149,399	57.66%	$155,241	56.94%
Commercial and multi-family real estate	31,637	13.35	32,036	13.53	32,171	14.07	32,181	13.07	32,559	12.57	33,776	12.39
Construction	12,651	5.34	12,517	5.29	8,895	3.89	11,669	4.74	16,633	6.42	16,639	6.10
Home equity	36,847	15.55	38,484	16.25	40,682	17.79	49,224	19.99	50,240	19.39	56,862	20.86
Commercial and industrial	9,663	4.08	9,666	4.08	9,267	4.05	10,092	4.10	9,325	3.60	9,190	3.37
Consumer	1,152	0.49	832	0.35	929	0.41	1,107	0.45	941	0.36	918	0.34

Total loans receivable	236,916	100.00%	236,818	100.00%	228,648	100.00%	246,200	100.00%	259,097	100.00%	272,626	100.00%

Less:
Construction loans in process	(1,499)		(2,491)		(745)		(2,261)		(3,452)		(4,027)
Allowance for loan losses	(3,634)		(3,686)		(4,270)		(3,065)		(2,170)		(2,588)
Deferred loan fees	(334)		(366)		(377)		(354)		(224)		(197)

Total loans receivable, net	$231,449		$230,275		$223,256		$240,520		$253,251		$265,814

Loan Maturity Schedule. The following table sets forth the maturity of our loan portfolio at December 31, 2014. Demand loans, loans having no stated maturity, and overdrafts are presented as due in one year or less. The construction loans presented in the table as of December 31, 2014 are net of $1.5 million of undistributed amounts. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

	At December 31, 2014
	One-to Four- Family Real Estate	Commercial and Multi- Family Real Estate	Construction	Consumer	Home Equity	Commercial and Industrial	Total
	(In thousands)
Amounts Due:
Within 1 Year	$8,079	$1,935	$8,959	$826	$1,985	$2,712	$24,496

After 1 year:
1 to 5 years	10,567	14,096	2,193	234	10,898	6,020	44,008
5 to 10 years	8,047	4,164	—	92	11,361	649	24,313
After 10 years	118,273	11,442	—	—	12,603	282	142,600

Total due after one year	136,887	29,702	2,193	326	34,862	6,951	210,921

Total	$144,966	$31,637	$11,152	$1,152	$36,847	$9,663	$235,417

The following table sets forth the dollar amount of all loans at December 31, 2014 due after December 31, 2015, which have fixed interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
One- to four-family real estate	$104,075	$32,812	$136,887
Commercial and multi-family real estate	26,343	3,359	29,702
Construction	2,155	38	2,193
Consumer	326	—	326
Home equity	13,591	21,271	34,862
Commercial and industrial	1,996	4,955	6,951

Total	$148,486	$62,435	$210,921

One- to Four-Family Real Estate Mortgages. Our primary lending activity consists of the origination of one- to four-family first mortgage loans. We offer fixed rate, conventional mortgage loans with terms from 5 to 30 years.

We originate adjustable rate mortgages, or ARMs, with up to 30-year terms at rates based upon the U.S. Treasury One Year Constant Maturity as an index. Our ARMs currently reset on an annual basis, beginning with the first year, and have a 200 basis point annual increase cap and a 600 basis point lifetime adjustment cap. We do not originate “teaser” rate or negative amortization loans.

We are also offering a loan program whereby we offer an initial rate for a fixed period of time, normally 7 to 10 years, and thereafter there is one preset interest rate adjustment based on competitive rates.

Substantially all residential mortgages include “due on sale” clauses, which are provisions giving us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party. Property appraisals on real estate securing one- to four-family residential loans are made by state certified or licensed independent appraisers and are performed in accordance with applicable regulations and policies. We require title insurance policies on all first lien one- to four-family residential loans and all home equity loans over $250,000. Homeowners, liability, fire and, if applicable, flood insurance policies are also required.

We provide financing on residential investment properties with 5 to 30 year fixed duration mortgages. Our investment property lending product is available to individuals or proprietorships, partnerships, limited liability corporations, and corporations with personal guarantees. All investment property is underwritten on its ability substantially to carry itself, unless the property is a two-family residence with the mortgagor living in one of the units. Preference is given to those loans where rental income covers all operating expenses, including but not limited to principal and interest, real estate taxes, hazard insurance, utilities, maintenance, and reserve. The cash coverage ratio to cover operating expenses must be at least 1.25 times. Any negative cash flow will be included in the borrower’s total debt ratio. At December 31, 2014, investor property loans totaled $32.4 million.

We generally originate one- to four-family first mortgage loans for primary residences with loan-to-value ratios up to 80% depending on the collateral value and investment properties with loan-to-value ratios up to 80%.

Commercial and Multi-Family Real Estate Mortgages. Our commercial real estate lending includes multi-family dwellings/apartment buildings, service/retail and mixed-use properties, churches and non-profit properties, medical and dental facilities and other commercial real estate. Our commercial real estate mortgage loans are typically a 3 to 10 year balloon mortgage. Multi-family loans can be amortized over 30 years with periodic rate resets and all other commercial properties have a maximum amortization period of 25 years or 15 year fixed duration mortgages on all types of commercial properties. This type of lending is made available to proprietorships, partnerships, limited liability companies and corporations with personal guarantees. All commercial property is underwritten on its ability substantially to provide satisfactory cash flows. A cash flow and lease analysis is performed for each property. Preference is given to those loans where rental income covers all operating expenses, including but not limited to principal and interest, real estate tax, hazard insurance, utilities, maintenance, and reserve. The cash coverage ratio to cover operating expenses must be at least 1.20 times for multi-family and 1.25 times for all other commercial loans. Any negative cash flow will be included in the limit on the borrower’s total debt ratio. Cash from other assets of the borrower, who may own multiple properties and generate a surplus, can be made available to cover debt-service shortages of the financed property. Maximum loan-to-value ratios on commercial real estate loans range from 65% to 75%.

The management skills of the borrower are judged on the basis of his/her professional experience and must be documented to meet our satisfaction in relation to the desired project. The assets of the borrower must indicate his/her ability to support the proposed investment, both in terms of liquidity and net worth, and tangible history of the borrower’s capability and experience must be evident.

Unlike single-family residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income, and which are secured by real property the value of which tends to be more easily ascertainable, multi-family and commercial real estate loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business or rental income. As a result, the availability of funds for the repayment of commercial real estate and multi-family loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial real estate and multi-family loans, therefore, have greater credit risk than one- to four-family residential mortgages or consumer loans. In addition, commercial real estate and multi-family loans generally result in larger balances to single borrowers, or related groups of borrowers and also generally require substantially greater evaluation and oversight efforts.

Construction Loans. We originate construction loans for an owner-occupied residence or to a builder with a valid contract of sale. With prior Board of Director approval, we also provide financing for speculative residential or commercial construction and development. Individual consideration is given to builders based on their past performance, workmanship, and financial worth. Our construction lending includes loans for construction or major renovations or improvements of owner-occupied residences. The portfolio consists primarily of properties held by real estate developers.

Construction loans are mortgages up to 18 months in duration. Funds are disbursed periodically upon inspections made by our inspectors on the percentage of work completed, as per the approved budget. Funds disbursed may not exceed 60% of the loan-to-value of land and up to 80% of the loan-to-value of improvements any time during construction. Interest rates on disbursed funds are based on the rates and terms set at the time of closing. The majority of our construction loans are variable rate loans with rates tied to the prime rate published in The Wall Street Journal, plus a premium. Millington Bank also has established a floor rate on all transactions. A minimum of interest-only payments on disbursed funds must be made on a monthly basis.

Construction lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. If the estimate of construction cost proves to be inaccurate, we may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.

Consumer Loans. Our consumer lending products consist of new and used automobile loans, secured and unsecured personal loans, account loans and overdraft lines of credit. The maximum term for a loan on a new or used automobile is six years and four years, respectively. We will lend up to 80% of retail value or dealer invoice on a car loan. We offer a reduction on the interest rate for car loans if payments are automatically deducted from a Millington Bank checking or statement savings account.

Our personal loans have terms of up to four years with a minimum and maximum balance of $1,000 and $5,000, respectively. A reduction to the interest rate is offered for loans with automatic debit repayment from a Millington Bank checking or statement savings account. Our account loans permit a depositor to borrow up to 90% of his or her funds on deposit with us in certificate of deposit accounts. The interest rate is the current rate paid to the depositor, plus a premium. A minimum payment of interest only is required. We offer an overdraft line of credit with a minimum of $500 and up to a maximum of $5,000 and an interest rate tied to the prime rate published in The Wall Street Journal, plus a premium.

Consumer lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. Consumer loan repayment is dependent on the borrower’s continuing financial stability and can be adversely affected by job loss, divorce, illness, personal bankruptcy and other factors. The application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on consumer loans in the event of a default. Account loans are fully secured.

Home Equity Loans and Lines of Credit. We offer fixed rate home equity loans and variable rate home equity lines of credit with a minimum credit limit of $5,000. Collateral valuation is established through a variety of methods, including an on-line appraisal valuation estimator, drive by appraisals, recent assessed tax value, purchase price or consideration value as evidenced by a deed or property search report or a report of comparable real estate properties from a licensed realtor. Loan requests over $50,000, however, require a drive-by appraisal and amounts over $100,000 require full appraisals. Loan requests over $500,000 require Loan Committee approval and loan requests over $3.0 million require Board approval. The loan-to-value limit on home equity lending varies depending on the collateral value and ranges from 65% up to 80%. The variable rate on home equity lines of credit is adjusted monthly and is currently set at prime for owner occupied properties and prime plus a premium for investment properties. The fixed rate loans on investment property are also higher than fixed rate owner occupied home equity loans. We generally provide home equity financing only for a first or second lien position.

Our fixed rate home equity loans have terms of 5 to 30 years. All new variable rate home equity lines of credit have terms of 10 years, interest only draw period and a 15-year repayment period with a loan to value of up to 80%. Our existing portfolio of home equity lines of credit is also comprised of interest only home equity lines of credit based on a 10-year and 15-year term with principal and interest repayments based on a 15-year period. The loan-to-value limit on interest only home equity financing is 70% on owner-occupied property and 60% on investment property. We also offer bridge loans with a variable rate and a 70% loan-to-value limit on owner-occupied property and 60% on investment property.

Commercial and Industrial Loans. We offer revolving lines of credit to businesses to finance short-term working capital needs like accounts receivable and inventory. These lines of credit may be unsecured or secured by accounts receivable and inventory or real estate. We generally provide such financing for no more than a 3-year term and with a variable rate.

We also originate commercial term loans to fund longer-term borrowing needs such as purchasing equipment, property improvements or other fixed asset needs. These loans are secured by new and used machinery, equipment, fixtures, furniture or other long-term fixed assets and have terms of 1 to 15 years. We originate commercial term loans for other general long-term business purposes, and these loans are secured by real estate. Principal and interest on commercial term loans is payable monthly.

The normal minimum amount for our commercial term loans and lines of credit is $5,000. The maximum amount is based on the loan to value limits set in our policy. We typically do not provide working capital loans to businesses outside our normal market area or to new businesses where repayment is dependent solely on future profitable operation of the business. We avoid originating loans for which the primary source of repayment could be liquidation of the collateral securing the loan in light of poor repayment prospects. We typically require personal guarantees on all commercial loans, regardless of other collateral securing the loan.

The loan-to-value limits on commercial lending vary according to the collateral. Loans secured by real estate may be originated for up to an 80% loan-to-value ratio. Other limits are as follows: Savings accounts-90% of the deposit amount; new equipment-75% of purchase price; and used equipment-the lesser of 75% of the purchase price or current market value.

Loans to One Borrower. Millington Bank’s regulatory limit on total loans to any borrower or attributed to any one borrower is 15% of unimpaired capital and surplus. Accordingly, as of December 31, 2014, our loans to one borrower legal limit was approximately $6.0 million.

The Bank’s lending policies require Board approval before any borrower’s existing and/or committed borrowings from the Bank may exceed $4.5 million in the aggregate. Any single loan in excess of $3.0 million also requires prior Board approval.

At December 31, 2014, Millington Bank’s largest lending relationship with a single borrower totaled $5.2 million, consisting of a $4.1 million commercial real estate loan, a $920,000 one- to four-family loan and a $163,000 commercial real estate loan. Two of the loans were secured by commercial properties and the other loan was secured by a single family residence and all were performing according to their terms.

Loan Originations, Purchases, Sales, Solicitation and Processing. Our customary sources of loan applications include repeat customers, referrals from realtors and other professionals and “walk-in” customers. Our residential loan originations are driven by Millington Bank’s reputation, as opposed to being advertising driven.

We normally do not sell loans into the secondary mortgage market and did not sell any loans in the five-year period ended December 31, 2014. It is our policy to retain the loans we originate in our portfolio. We have not uniformly originated our real estate mortgage loans to meet the documentation standards to sell loans in the secondary mortgage market. We may do so, however, in the future if we find it desirable in connection with interest rate risk management to sell longer term fixed rate mortgages into the secondary mortgage market.

We did not purchase any whole loans in the five-year period ended December 31, 2014. We did, however, purchase insignificant participation interests in loans originated by other banks during this period. After the conversion, we may increase the number of and dollar size of loan participations we purchase as part of our growth strategy. As of December 31, 2014, approximately $7.0 million in participations of commercial real estate loans were under consideration.

Loan Approval Procedures and Authority. Lending policies and loan approval limits are approved and adopted by the Board of Directors. Lending authority is vested primarily in the President and Chief Executive Officer, Senior Vice President and Chief Lending Officer and Senior Vice President and Chief Credit Officer. Each of these officers may approve loans within the following limits: first mortgage real estate and construction loans up to $500,000; home equity loans up to $500,000; consumer loans up to $500,000; and commercial loans up to $500,000. Loans in excess of $500,000 but under $3.0 million require the approval of the Loan Committee consisting of the Chief Executive Officer, Chief Operating Officer, Chief Lending Officer and Chief Credit Officer. Prior Board approval is required for all loans in excess of $3.0 million and all loans with any exception to loan policies. The board must also give prior approval for any aggregation of existing and/or committed loans to one borrower that exceeds $4.5 million. Certain other Bank employees also have limited lending authority.

Asset Quality

Loan Delinquencies and Collection Procedures. Our procedures for delinquent loans are as follows:

  15 days delinquent:   late charge added, first delinquent notice mailed

  30 days delinquent:   second delinquent notice mailed

  45 days delinquent:   additional late charge, third delinquent notice mailed, telephone contact made

  60 days delinquent:   telephone contact made, separate letter mailed

  90 days delinquent:   decision made to refer to attorney to send demand letter

120 days delinquent:   attorney to file complaint to begin legal action

When a loan is 90 days delinquent, the Senior Vice President and Chief Credit Officer or the President may determine to refer it to an attorney to send demand letter. After 120 days, attorney is able to start the foreclosure proceedings by filing a complaint with the court. All reasonable attempts are made to collect from borrowers prior to referral to an attorney for collection. In certain instances, we may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs, and we attempt to work with the borrower to establish a repayment schedule to cure the delinquency.

As to mortgage loans, if a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which we may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold or otherwise disposed of. When real estate owned is acquired, it is recorded at the lower of cost or its fair market value less estimated selling costs. The initial write-down of the property is charged to the allowance for loan losses. Adjustments to the carrying value of the property that result from subsequent declines in value are charged to operations in the period in which the declines occur. At December 31, 2014, we had $1.3 million in other real estate owned.

As to commercial loans, we request updated financial statements when the loan becomes 90 days delinquent. As to account loans, the outstanding balance is collected from the related account along with accrued interest when the loan is 180 days delinquent.

Loans are reviewed on a regular basis, and all delinquencies of 60 days or more are reported to the Board of Directors. Loans are placed on non-accrual status when they are more than 90 days delinquent, except for such loans which are “well secured” and “in the process of collection.” In addition, a loan may be placed on non-accrual status at any time if, in the opinion of management, the collection of the loan in full is doubtful. An asset is “well secured” if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financially responsible party. An asset is “in process of collection” if collection of the asset is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or its restoration to a current status in the near future.

Loans with interest accrued and unpaid during the year are placed on non-accrual status and are charged against interest income. Interest accrued and unpaid in prior years is charged against the allowance for loan losses. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan. At December 31, 2014, we had approximately $5.7 million of loans that were held on a non-accrual basis, all of which were classified as impaired with $544,000 subject to specific loss allowances totaling $7,000.

Non-Performing Assets. The following table provides information regarding our non-performing loans and other non-performing assets as of the dates indicated.

	At December 31,	At June 30,
	2014	2014	2013	2012	2011	2010
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
One- to four-family real estate	$3,360	$4,346	$7,955	$9,003	$8,317	$6,764
Commercial and multi-family real estate	1,239	1,248	2,587	2,337	3,132	3,465
Construction	65	137	601	1,258	1,027	864
Consumer	—	—	802	—	2	9
Home equity	430	1,586	1,502	923	950	2,281
Commercial and industrial	628	635	—	1,064	642	514

Total (1)	5,722	7,952	13,447	14,585	14,070	13,897

Accruing loans contractually past due 90 days or more:
One- to four-family real estate	360	310	501	1,263	1,369	1,439
Commercial and multi-family real estate	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Consumer	—	—	—	1	—	2
Home equity	—	51	146	906	934	321
Commercial and industrial	—	—	—	—	—	—

Total	360	361	647	2,170	2,303	1,762

Total non-performing loans	$6,082	$8,313	$14,094	$16,755	$16,373	$15,659

Total non-performing assets (2)	$7,365	$8,722	$14,624	$16,755	$17,234	$16,726

Accruing loans modified in troubled debt restructuring	$12,666	$13,439	$11,848	$7,061	$543	$6,555

Total non-performing loans to total loans	2.57%	3.51%	6.16%	6.81%	6.32%	5.74%
Total non-performing loans to total assets	1.79%	2.41%	4.00%	4.82%	4.69%	4.36%
Total non-performing assets to total assets	2.16%	2.53%	4.15%	4.82%	4.93%	4.66%

(1)	Includes $3.4 million, $3.2 million, $6.2 million, $5.1 million, $2.4 million and $2.9 million in troubled debt restructurings at December 31, 2014 and June 30, 2014, 2013, 2012, 2011 and 2010, respectively.
(2)	Total non-performing assets consist of total non-performing loans and other real estate owned of $1.3 million, $409,000, $530,000, $-, $861,000 and $1.1 million at December 31, 2014 and June 30, 2014, 2013, 2012, 2011 and 2010, respectively.

At December 31, 2014, there were no loans not disclosed in the table above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

During the transition period ended December 31, 2014 and the year ended June 30, 2014, gross interest income of $158,000 and $400,000, respectively, would have been recorded on loans accounted for on a non-accrual basis and $282,000 and $533,000, respectively, would have been recorded on troubled debt restructurings if those loans had been current in accordance with their original terms, and $118,000, $275,000, $282,000 and $585,000, respectively, of interest collected on such loans was included in income.

Classified Assets. We are in compliance with the Uniform Credit Classification and Account Management Policy adopted by the Federal Deposit Insurance Corporation, and MSB Financial – Federal has an internal loan review program, whereby non-performing loans are classified as special mention, substandard, doubtful or loss. It is our policy to review the loan portfolio, in accordance with regulatory classification procedures, on at least a quarterly basis. When a loan is classified as substandard or doubtful, management is required to evaluate the loan for impairment. When management classifies a portion of a loan as loss, a reserve equal to 100% of the loss amount is required to be established or the loan is to be charged-off, if a conforming loss event has occurred.

An asset that does not currently expose us to a sufficient degree of risk to warrant an adverse classification, but which possesses credit deficiencies or potential weaknesses that deserve management’s close attention is classified as “special mention.”

An asset classified as “substandard” is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. Assets so classified have well-defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

An asset classified as “doubtful” has all the weaknesses inherent in a “substandard” asset with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of a loss on a doubtful asset is high.

That portion of an asset classified as “loss” is considered uncollectible and of such little value that its continuance as an asset, without charge-off, is not warranted. This classification does not necessarily mean that an asset has absolutely no recovery or salvage value; but rather, it is not practical or desirable to defer writing off a basically worthless asset even though partial recovery may be affected in the future.

Management’s classification of assets is reviewed by the Board on a regular basis and by the regulatory agencies as part of their examination process.

The following tables disclose our classification of loans as of the dates shown.

	At December 31, 2014	At June 30, 2014	At June 30, 2013
	(In thousands)
Special Mention	$3,852	$3,612	$6,649
Substandard	7,391	11,321	15,856
Doubtful	—	—	601
Loss	—	73	352

Total	$11,243	$15,006	$23,458

At December 31, 2014, June 30, 2014 and June 30, 2013, other real estate owned totaled $1.3 million, $409,000 and $530,000.

At December 31, 2014, 14 out of the 22 loans adversely classified totaling $1.9 million are included as non-performing loans in the non-performing assets table.

Allowance for Credit Losses. The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded credit commitments. The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the statement of financial condition date and is recorded as a reduction to loans. The reserve for unfunded credit commitments represents management’s estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated statement of financial condition. The allowance for credit losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. All, or part, of the principal balance of loans receivable that are deemed uncollectible are charged against the allowance when management determines that the repayment of that amount is highly unlikely. Any subsequent recoveries are credited to the allowance. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible.

Management, in determining the allowance for loan losses, considers our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price of the impaired loan) is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these classes of loans, adjusted for qualitative factors. Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. The unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The allowance calculation methodology includes segregation of the total loan portfolio into segments. Our loans receivable portfolio is comprised of the following segments: residential mortgage, commercial real estate, construction, consumer and commercial and industrial. Some segments of our loan receivable portfolio are further disaggregated into classes which allows management to better monitor risk and performance.

The residential mortgage loan segment is disaggregated into two classes: one-to four-family loans, which are primarily first liens, and home equity loans, which consist of first and second liens. The commercial real estate loan segment consists of both owner and non-owner occupied loans, and are further disaggregated into owner-occupied loans and investor properties, which have medium risk due to historical activity on these type loans. The construction loan segment is further disaggregated into two classes: one-to four-family owner occupied, which includes land loans, whereby the owner is known and there is less risk, and other, whereby the property is generally under development and tends to have more risk than the one-to four-family owner occupied loans. The commercial and industrial loan segment consists of loans made for the purpose of financing the activities of commercial customers. The majority of commercial and industrial loans are secured by real estate and thus carry a lower risk than traditional commercial and industrial loans. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

Management evaluates individual loans in all of the loan segments (including loans in residential mortgage and consumer segments) for possible impairment if the recorded investment in the loan is greater than $200,000 and if the loan is either in nonaccrual status or risk rated Substandard or worse or has been modified in a troubled debt restructuring. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Loans whose terms are modified are classified as troubled debt restructurings if we grant such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a reduction in interest rate, a below market interest rate based on risk, or an extension of a loan’s stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

The evaluation of the need and amount of the allowance for impaired loans and whether a loan can be removed from impairment status is made on a quarterly basis. Our policy for recognizing interest income on impaired loans does not differ from our overall policy for interest recognition.

In addition, the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation, as an integral part of their examination processes, periodically review our loan and real estate owned portfolios and the related allowance for loan losses and valuation allowance for real estate owned. They may require the allowance for loan losses or the valuation allowance for real estate owned to be increased based on their review of information available at the time of the examination, which would negatively affect our earnings.

The following table sets forth information with respect to our allowance for loan losses for the periods indicated:

	Six Months Ended December 31,		Year Ended June 30,
	2014	2013	2014	2013	2012	2011	2010
	(Dollars in thousands)
Allowance balance at beginning of period	$3,686	$4,270	$4,270	$3,065	$2,170	$2,588	$1,808
Provision for loan losses	100	300	600	4,044	2,217	1,686	1,600
Charge-offs:
One- to four-family real estate	57	498	522	1,574	857	1,134	6
Commercial and multi-family real estate	—	340	340	348	5	155	166
Construction	73	118	119	333	—	34	487
Consumer	2	—	9	5	17	8	14
Home equity	285	—	15	293	443	759	148
Commercial and industrial	1	54	236	342	2	14	—

Total charge-offs	418	1,010	1,241	2,895	1,324	2,104	821

Recoveries:
Consumer	—	—	—	—	2	—	1
One- to four-family real estate	6	11	35	42	—	—	—
Construction	229	—	14	14	—	—	—
Home equity	31	—	—	—	—	—	—
Commercial and industrial	—	8	8	—	—	—	—

Total recoveries	266	19	57	56	2	—	1

Net charge-offs	152	991	1,184	2,839	1,322	2,104	820

Allowance balance at end of period	$3,634	$3,579	$3,686	$4,270	$3,065	$2,170	$2,588

Total loans outstanding at end of period	$236,916	$236,962	$236,818	$228,648	$246,200	$259,097	$272,626

Average loans outstanding during period	$235,327	$230,425	$232,148	$237,776	$248,124	$264,476	$277,379

Allowance for loan losses as a percentage of non-performing loans	59.75%	43.81%	44.34%	30.30%	18.29%	13.25%	16.53%
Allowance for loan losses as a percentage of total loans	1.53%	1.51%	1.56%	1.87%	1.24%	0.84%	0.95%
Net loans charged-off as a percentage of average loans (six-month periods annualized)	0.13%	0.86%	0.51%	1.19%	0.53%	0.80%	0.30%

Allocation of Allowance for Loan Losses. The following table sets forth the allocation of our allowance for loan losses by loan category and the percent of loans in each category to total loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses that may occur within the loan category since the total loan loss allowance is a valuation allocation applicable to the entire loan portfolio.

	At December 31,		At June 30,
	2014		2014		2013		2012		2011		2010
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
One- to-four family real estate	$1,786	61.19%	$1,851	60.50%	$2,474	59.79%	$1,251	57.65%	$733	57.66%	$969	56.94%
Commercial and multi-family real estate	885	13.35	860	13.53	706	14.07	445	13.07	303	12.57	507	12.39
Construction	317	5.34	379	5.29	252	3.89	527	4.74	514	6.42	272	6.10
Home equity	323	15.55	332	16.25	548	17.79	557	19.99	397	19.39	665	20.86
Commercial and industrial	290	4.08	256	4.08	276	4.05	272	4.10	211	3.60	164	3.37
Consumer	6	0.49	8	0.35	11	0.41	13	0.45	12	0.36	11	0.34
Unallocated	27	—	—	—	3	—	—	—	—	—	—	—

Total allowance	$3,634	100.00%	$3,686	100.00%	$4,270	100.00%	$3,065	100.00%	$2,170	100.00%	$2,588	100.00%

Securities Portfolio

Our investment policy is designed to manage cash flows and foster earnings within prudent interest rate risk and credit risk guidelines. The portfolio mix is governed by our short term and long term liquidity needs. Rate-of-return, cash flow, rating and guarantor-backing are also considered when making investment decisions. The purchase of principal only and stripped coupon interest only security instruments is specifically not authorized by our investment policy. Furthermore, other than government related securities which may not be rated, we only purchase securities with a rating of AAA or AA. We invest primarily in mortgage-backed securities, U.S. Government obligations, U.S. Government agency issued securities and to a lesser extent in Corporate Bonds and Certificates of Deposits.

Mortgage-backed securities represent a participation interest in a pool of mortgages issued by U.S. government agencies or government-sponsored enterprises, such as Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Government National Mortgage Association (“Ginnie Mae”), and the Federal National Mortgage Association (“Fannie Mae”), as well as non-government, private corporate issuers. Mortgage-backed securities are pass-through securities and generally yield less than the mortgage loans underlying the securities. The characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder.

Mortgage-backed securities issued or sponsored by U.S. government agencies and government-sponsored entities are guaranteed as to the payment of principal and interest to investors.

Corporate bonds often pay higher rates than government or municipal bonds, because they tend to be riskier. The bond holder receives interest payments (yield) and principal and is repaid on a fixed maturity date. Corporate bonds can mature anywhere between 1 to 30 years and changes in interest rates are generally reflected in the bond prices. Corporate bonds carry no claims to ownership and do not pay a dividend, but are considered to be less risky than stocks, since the company has to pay off all of its debts (including bonds) before it handles its obligations to stockholders. Corporate bonds have a wide range of ratings and yields because the financial health of the issuers can vary widely,

Accounting standards require that securities be categorized as “held to maturity,” “trading securities” or “available for sale,” based on management’s intent as to the ultimate disposition of each security. These standards allow debt securities to be classified as “held to maturity” and reported in financial statements at amortized cost if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, or other similar factors cannot be classified as “held to maturity.”

At December 31, 2014, our entire securities portfolio was classified as held to maturity. All securities are purchased with the intent to hold each security until maturity. Securities not classified as “held to maturity” or as “trading securities” are classified as “available for sale” and are reported at fair value with unrealized gains and losses on the securities impacting equity. We held no available for sale or trading securities during or as of the transition period ended December 31, 2014 and the six-months ended December 31, 2013.

Individual securities are considered impaired when their fair values are less than their amortized cost. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary” in accordance with applicable accounting guidance. Accordingly, we account for temporary impairments based upon security classification as either trading, available for sale or held to maturity. Temporary impairments on available for sale securities would be recognized, on a tax-effected basis, through other comprehensive income with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements; however, information concerning the amount and duration of impairments on held to maturity securities is disclosed in the notes to the consolidated financial statements. The carrying value of securities held in a trading portfolio would be adjusted to fair value through earnings on a quarterly basis.

Other-than-temporary impairments on securities that we have decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level equal to or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred taxes, in other comprehensive income.

At December 31, 2014, our securities portfolio did not contain securities of any issuer, other than the U.S. Government agencies and government-sponsored enterprises, having an aggregate book value in excess of 10% of stockholders’ equity. We do not currently participate in hedging programs, interest rate caps, floors or swaps, or other activities involving the use of off-balance sheet derivative financial instruments, however, we may in the future utilize such instruments if we believe it would be beneficial for managing our interest rate risk.

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of our held to maturity securities portfolio at December 31, 2014. Our held to maturity securities portfolio is carried at amortized cost. This table shows contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities of the securities held by us may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Callable securities pose reinvestment risk because we may not be able to reinvest the proceeds from called securities at an equivalent or higher interest rate.

	At December 31, 2014
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Securities
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Market Value
	(Dollars in thousands)
U.S. Government Agency Obligations	$—	—%	$19,000	1.31%	$13,180	1.93%	$12,000	2.97%	$44,180	1.95%	$43,213

Mortgage-Backed Securities:
Government National Mortgage Association	—	—	1	9.21	12	1.97	—	—	13	2.57	13
Federal Home Loan Mortgage Corporation	—	—	45	2.08	15	3.58	2,675	1.88	2,735	1.90	2,717
Federal National Mortgage Association	—	—	995	1.21	19,357	2.62	2,326	2.09	22,678	2.50	23,079
Corporate bonds	—	—	3,111	1.81	1,500	1.17	—	—	4,611	1.60	4,636
Certificate of deposits	1,380	0.98	2,921	1.11	—	—	—	—	4,301	1.07	4,317

Total	$1,380	0.98%	$26,073	1.34%	$34,064	2.29%	$17,001	2.68%	$78,518	2.04%	$77,975

The following table sets forth the carrying value of our held to maturity securities portfolio at the dates indicated. All securities are classified as held to maturity and, therefore, are shown at our amortized cost.

	At December 31,	At June 30,
	2014	2014	2013	2012
	(In thousands)
U.S. Government Agency Obligations	$44,180	$49,177	$46,194	$37,018
Government National Mortgage Association	13	14	17	20
Federal Home Loan Mortgage Corporation	2,735	2,926	3,397	325
Federal National Mortgage Association	22,678	23,149	21,354	9,775
Corporate bonds	4,611	4,630	4,669	2,143
Certificates of deposits	4,301	5,036	5,281	1,425

Total securities held to maturity	$78,518	$84,932	$80,912	$50,706

Sources of Funds

General. Deposits are our major source of funds for lending and other investment purposes. To the extent that our loan originations may exceed the funding available from deposits, we have borrowed funds from the Federal Home Loan Bank to supplement the amount of funds for lending and funding daily operations.

In addition, we derive funds from loan and mortgage-backed securities principal repayments, interest, and proceeds from the maturity and call of investment securities. Loan and securities payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by pricing strategies and money market conditions.

Deposits. Our current deposit products include checking and savings accounts, certificates of deposit and fixed or variable rate individual retirement accounts (IRAs). Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time, if any, that the funds must remain on deposit and the applicable interest rate. Our savings account menu includes regular passbook, statement, money market and club accounts. We also offer a six-level tiered savings account. Our certificates of deposit currently range in terms from 6 months to 10 years. Our IRAs are available with the same maturities as certificates of deposit accounts, with the exception of the 30-month term. We offer a two year certificate of deposit that permits the depositor to increase the interest rate to the current two year rate once during the term.

Deposits are obtained primarily from within New Jersey. Millington Bank may also utilize brokered deposits or other listing securities as a funding source. As of December 31, 2014, Millington Savings Bank did not have any brokered deposits. Premiums or incentives for opening accounts are sometimes offered. We periodically select particular certificate of deposit maturities for promotion in connection with asset/liability management and interest rate risk concerns.

The determination of deposit and certificate interest rates is based upon a number of factors, including: (1) need for funds based on loan demand, current maturities of deposits and other cash flow needs; (2) a current survey of a selected group of competitors’ rates for similar products; (3) economic conditions; and (4) business plan projections.

A large percentage of our deposits are in certificates of deposit. The inflow of certificates of deposit and the retention of such deposits upon maturity are significantly influenced by general interest rates and money market conditions, making certificates of deposit traditionally a more volatile source of funding than core deposits. Our liquidity could be reduced if a significant amount of certificates of deposit maturing within a short period of time were not renewed. To the extent that such deposits do not remain with us, they may need to be replaced with borrowings which could increase our cost of funds and negatively impact our net interest rate spread and our financial condition.

The following table sets forth the distribution of average deposits for the periods indicated and the weighted average nominal interest rates for each period on each category of deposits presented.

	Six Months Ended December 31,
	2014			2013
	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate
	(Dollars in thousands)
Non-interest-bearing demand	$26,770	10.04%	—%	$20,438	7.46%	—%
Interest-bearing demand	42,067	15.77	0.16	38,374	14.00	0.13
Savings and club	101,011	37.86	0.22	110,166	40.18	0.22
Certificates of deposit	96,904	36.33	1.33	105,157	38.36	1.38

Total deposits	$266,752	100.00%	0.59%	$274,135	100.00%	0.63%

	For the Year Ended June 30,
	2014			2013			2012
	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate
	(Dollars in thousands)
Non-interest-bearing demand	$21,598	7.98%	—%	$18,691	6.64%	—%	$16,094	5.65%	—%
Interest-bearing demand	39,356	14.54	0.13	36,918	13.12	0.14	34,012	11.94	0.18
Savings and club	107,960	39.88	0.22	110,916	39.42	0.23	112,901	39.63	0.37
Certificates of deposit	101,801	37.60	1.35	114,876	40.82	1.48	121,858	42.78	1.78

Total deposits	$270,715	100.00%	0.61%	$281,401	100.00%	0.71%	$284,865	100.00%	0.93%

The following table sets forth certificates of deposit classified by interest rate categories as of the dates indicated.

	At December 31, 2014		At June 30,
			2014		2013		2012
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Interest Rate:
Under - 1.00%	$53,795	57.28%	$57,698	58.56%	$54,101	49.21%	$46,094	38.52%
1.00% - 1.99%	20,608	21.94	19,758	20.05	31,737	28.86	44,694	37.35
2.00% - 2.99%	7,153	7.61	7,618	7.73	9,575	8.71	10,728	8.97
3.00% - 3.99%	6,119	6.51	6,055	6.15	6,774	6.16	7,225	6.04
4.00% - 4.99%	1,018	1.08	1,188	1.21	1,414	1.29	3,177	2.65
5.00% - 5.99%	5,245	5.58	6,211	6.30	6,347	5.77	7,712	6.45
6.00% +	—	—	—	—	—	—	26	0.02

Total	$93,938	100.00%	$98,528	100.00%	$109,948	100.00%	$119,656	100.00%

The following table sets forth the amount and maturities of certificates of deposit at December 31, 2014.

	Amount Due Year Ended December 31,
	2015	2016	2017	2018	2019	After 2019	Total
	(Dollars in thousands)
Interest Rate:
Under - 1.00%	$43,083	$10,543	$169	$—	$—	$—	$53,795
1.00% - 1.99%	3,907	4,561	8,663	1,791	953	733	20,608
2.00% - 2.99%	2,784	3,202	—	—	103	1,064	7,153
3.00% - 3.99%	5,426	—	—	84	325	284	6,119
4.00% - 4.99%	134	—	—	847	37	—	1,018
5.00% - 5.99%	1,358	1,199	1,815	873	—	—	5,245
6.00% +	—	—	—	—	—	—	—

Total	$56,692	$19,505	$10,647	$3,595	$1,418	$2,081	$93,938

The following table shows the amount of our certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2014.

Certificates of Deposit
(In thousands)
Remaining Time Until Maturity:
Within three months	$8,465
Three through six months	7,494
Six through twelve months	8,774
Over twelve months	16,722

Total	$41,455

Borrowings. To supplement our deposits as a source of funds for lending or investment, we have borrowed funds in the form of advances from the Federal Home Loan Bank of New York. At December 31, 2014, our collateralized borrowing limit with the Federal Home Loan Bank was $69.0 million and our outstanding borrowings with the Federal Home Loan Bank totaled $30.0 million. Information regarding our total borrowings as of December 31, 2014 is set forth in the following table.

	At December 31, 2014
	Balance	Rate	Maturity
	(Dollars in thousands)
Total Borrowings:
Three year fixed rate advance	$5,000	0.780%	February 2016
Three year fixed rate advance	$5,000	0.780%	March 2016
Ten year fixed rate convertible advance	$10,000	3.272%	November 2017
Ten year fixed rate convertible advance	$10,000	3.460%	March 2018

Overnight advances with the FHLB of NY were $ —, $8.0 million and $3.5 million as of December 31, 2014, June 30, 2014 and December 31, 2013, respectively.

Advances from the Federal Home Loan Bank of New York are typically secured by the Federal Home Loan Bank stock and a portion of our residential mortgage loans and by other assets, mainly securities which are obligations of or guaranteed by the U.S. government. Additional information regarding our borrowings is included under Note 9 to our consolidated financial statements beginning on page F-1.

Subsidiary Activity

We have no direct subsidiaries other than Millington Bank. Millington Bank has one wholly owned subsidiary, Millington Savings Service Corp., formed in 1984. The service corporation is currently inactive.

REGULATION AND SUPERVISION

We operate in a highly regulated industry. This regulation establishes a comprehensive framework of activities in which we may engage and is intended primarily for the protection of the Deposit Insurance Fund and depositors. Set forth below is a brief description of certain laws that relate to the regulation of Millington Bank and that will relate to MSB Financial — Maryland upon consummation of the conversion. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and the adequacy of the allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, including changes in the regulations governing mutual holding companies, could have a material adverse impact on MSB Financial — Maryland and Millington Bank. The adoption of regulations or the enactment of laws that restrict our operations or impose burdensome requirements upon one or both of them could reduce their profitability and could impair the value of our franchise, resulting in negative effects on the trading price of our common stock.

Holding Company Regulation

General. Upon consummation of the conversion, MSB Financial — Maryland will be a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”), as administered by the Federal Reserve. As such, it will be subject to examination and supervision by the Federal Reserve pursuant to the BHCA and will be required to file reports and other information regarding our business operations and the business operations of our subsidiaries with the Federal Reserve.

The BHCA provides for “umbrella” regulation of bank holding companies by the Federal Reserve and functional regulation of holding company subsidiaries by applicable regulatory agencies. The BHCA, however, requires the Federal Reserve to examine any subsidiary of a bank holding company, other than a depository institution, that is engaged in activities permissible for a depository institution. The Federal Reserve is also granted the authority, in certain circumstances, to require reports of and to examine and adopt rules applicable to any holding company subsidiary.

Consolidated Capital Requirements. MSB Financial — Federal currently is, and MSB Financial — Maryland upon consummation of the conversion will be, subject to the Federal Reserve’s consolidated regulatory capital requirements. The Dodd-Frank Act required the Federal Reserve to promulgate consolidated capital requirements for bank and savings and loan holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to their subsidiary depository institutions. In July 2013, the Federal Reserve issued a final rule implementing the Dodd-Frank Act’s directives as to holding company capital requirements, which implemented major changes to such requirements and applied consolidated regulatory capital requirements to savings and loan holding companies effective January 1, 2015. The Federal Reserve’s regulatory capital rules for bank and savings and loan holding companies are essentially the same as those imposed on Millington Bank by the FDIC. See “Regulation of Millington Bank – Regulatory Capital Requirements.”

In December 2014, federal legislation was enacted that requires the Federal Reserve to revise its “Small Bank Holding Company Policy Statement” to exempt bank holding companies and savings and loan holding companies having less than $1 billion of consolidated assets from its holding company capital requirements, provided that such companies are not engaged in significant nonbanking activities, do not conduct significant off-balance sheet activities and do not have a material amount of debt or equity securities outstanding that are registered with the Securities and Exchange Commission. Currently, the small bank holding company exemption applies only to bank holding companies and savings and loan holding companies with less than $500 million in consolidated assets. The Federal Reserve has issued a proposed rule implementing the recent legislation’s increase in the size threshold for qualification for the small holding company exemption. Although our asset size would qualify for the exemption provided by the Small Bank Holding Company Policy Statement, we believe that MSB Financial — Maryland will be subject to consolidated regulatory capital requirements because its equity securities will be registered with the Securities and Exchange Commission.

Source of Strength Doctrine. As a matter of policy, which has been codified by the Dodd-Frank Act, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under this source of strength doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank. The Federal Reserve may charge the bank holding company with engaging in unsafe and unsound practices if it fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize its ability to commit resources to such subsidiary bank.

In addition, the Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy statement provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Federal Reserve guidance provides for consultation with a holding company’s Federal Reserve Bank as to capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with its capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary depository institution becomes undercapitalized. The Federal Reserve guidance also provides for regulatory review of certain stock redemption and repurchase proposals by holding companies. These regulatory policies could affect the ability of MSB Financial — Maryland to pay dividends, engage in stock redemptions or repurchases or otherwise engage in capital distributions.

Activities Restrictions. As a bank holding company, MSB Financial — Maryland will be subject to statutory and regulatory restrictions on its business activities. A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve has determined by regulation to be so closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings association. In addition, the Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

Mergers and Acquisitions. Prior Federal Reserve approval would be required for MSB Financial — Maryland to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of Millington Bank or bank holding company. In addition to the approval of the Federal Reserve, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over Millington Bank to be acquired. In evaluating an application for MSB Financial — Maryland to acquire control of a bank or other financial institution, the Federal Reserve would consider the financial and managerial resources and future prospects of MSB Financial — Maryland and the target institution, the effect of the acquisition on the risk to the insurance funds, the convenience and the needs of the community and competitive factors.

Acquisition of Control. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire direct or indirect “control” of a bank holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a bank holding company or as otherwise defined by the Federal Reserve. Under the Change in Bank Control Act, the Federal Reserve has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control is then subject to regulation as a bank holding company.

Regulation of Millington Bank

General. As a New Jersey chartered, FDIC-insured bank, Millington Bank is regulated by the New Jersey Department of Banking and Insurance and the FDIC. Millington Bank’s operations are subject to extensive regulation, including restrictions or requirements with respect to loans to one borrower, the percentage of non-mortgage loans or investments to total assets, capital distributions, permissible investments and lending activities, liquidity, transactions with affiliates and community reinvestment. Millington Bank must file regulatory reports concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into certain transactions, such as mergers with or acquisitions of other financial institutions. The New Jersey Department of Banking and Insurance and the FDIC regularly examine Millington Bank and prepare reports to Millington Bank’s Board of Directors on deficiencies, if any, found in its operations. The regulatory authorities have substantial discretion to impose enforcement action on an institution that fails to comply with applicable regulatory requirements, particularly with respect to its capital requirements.

Federal Deposit Insurance. Millington Bank’s deposits are insured to applicable limits by the FDIC. The maximum deposit insurance amount is $250,000. The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based on their examination ratings and capital ratios. The assessment base is the institution’s average consolidated assets less average tangible equity. Insured banks with more than $1.0 billion in assets must calculate quarterly average assets based on daily balances while smaller banks and newly chartered banks may use weekly averages. In the case of a merger, the average assets of the surviving bank for the quarter must include the average assets of the merged institution for the period in the quarter prior to the merger. Average assets would be reduced by goodwill and other intangibles. Average tangible equity equals Tier 1 capital. For institutions with more than $1.0 billion in assets average tangible equity must be calculated on a weekly basis while smaller institutions may use the quarter-end balance. The base assessment rate for insured institutions in Risk Category I ranges from 5 to 9 basis points and for institutions in Risk Categories II, III, and IV, the base assessment rate is 14, 23 and 35 basis points, respectively. An institution’s assessment rate is reduced based on the amount of its outstanding unsecured long-term debt and for institutions in Risk Categories II, III and IV may be increased based on their brokered deposits.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Millington Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation. The FICO assessment rates, which are determined quarterly, averaged 0.62 basis points of insured deposits on an annualized basis in fiscal year 2014. These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirements. Under the capital regulations of the FDIC, savings banks such as Millington Bank are required to comply with minimum capital requirements. Through December 31, 2014, Millington Bank was required to meet three minimum capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) “Tier 1” or “core” capital equal to at least 4% (3% if the institution had received the highest possible rating on its most recent examination) of total adjusted assets, and (3) total capital equal to 8% of total risk-weighted assets. Tangible capital is defined as core capital less all intangible assets except for certain mortgage servicing rights. Tier 1 or core capital is defined as common stockholders’ equity, non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries, and certain non-withdrawable accounts and pledged deposits of mutual banks. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, subordinated debentures and certain other capital instruments, and a portion of the net unrealized gain on equity securities. An institution’s risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance-sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. The risk weights imposed by the regulations effective through December 31, 2014 ranged from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and certain other assets.

In July 2013, the FDIC and the other federal bank regulatory agencies issued a final rule to revise the risk-based and leverage capital requirements and the method for calculating risk-weighted assets, to make them consistent with the agreements that were reached by the international Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies (“banking organizations”). The final rule became effective for Millington Bank and MSB Financial — Federal on January 1, 2015 and will apply to MSB Financial — Maryland and Millington Bank following the conversion.

Among other things, the final capital rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), sets the minimum leverage ratio for all institutions at a uniform 4% of total assets, increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt out is exercised, establishes new limitations on the inclusion in regulatory capital of deferred tax assets and mortgage servicing rights, and expands the recognition of collateral and guarantors in determining risk-weighted assets.

In addition to higher capital requirements, the final capital rule requires banking organizations to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement will be phased in over four years beginning January 1, 2016. The fully phased-in capital buffer requirement will effectively raise the minimum required risk-based capital ratios to 7% common equity Tier 1 capital, 8.5% Tier 1 capital and 10.5% total capital on a fully phased-in basis.

At December 31, 2014, Millington Savings Bank was in compliance with the then-effective minimum capital standards and qualified as “well capitalized.” In addition, Millington Bank will comply with the new regulatory capital standards on a pro forma basis following the conversion. For Millington Bank’s compliance with the current and previously effective regulatory capital standards, see Note 14 to the consolidated financial statements. In assessing an institution’s capital adequacy, the FDIC takes into consideration not only these numeric factors but also qualitative factors, and has the authority to establish higher capital requirements for individual institutions where necessary.

Prompt Corrective Regulatory Action. Under applicable federal statute, the federal bank regulatory agencies are required to take “prompt corrective action” with respect to institutions that do not meet specified minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the FDIC’s prompt corrective action regulations in effect through December 31, 2014, an institution was deemed to be “well capitalized” if it had a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution was “adequately capitalized” if it had a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution was “undercapitalized” if it had a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution was deemed to be “significantly undercapitalized” if it had a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution was considered to be “critically undercapitalized” if it had a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%

The prompt corrective action regulations provide for the imposition of a variety of requirements and limitations on institutions that fail to meet the above capital requirements. In particular, the FDIC may require any savings institution that is not “adequately capitalized” to take certain action to increase its capital ratios. If the savings institution’s capital is significantly below the minimum required levels of capital or if it is unsuccessful in increasing its capital ratios, the institution’s activities may be restricted.

The final regulatory capital rule adopted by the federal banking agencies in July 2013 adjusted the prompt corrective action categories effective January 1, 2015. As amended, the prompt corrective action rules incorporate a common equity Tier 1 capital requirement and increase the requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is now required to have at least an 8% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, a 4.5% common equity Tier 1 risk based capital ratio and a 4% Tier 1 leverage ratio. To be well-capitalized, a banking organization is required to have at least a 10% total risk-based capital ratio, an 8% Tier 1 risk-based capital ratio, a 6.5% common equity Tier 1 risk based capital ratio and a 5% Tier 1 leverage ratio.

Community Reinvestment Act. Under the Community Reinvestment Act, every insured depository institution, including Millington Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the depository institution’s record of meeting the credit needs of its community to be assessed and taken into account in the evaluation of certain applications by such institution, such as a merger or the establishment of a branch office by Millington Bank. An unsatisfactory Community Reinvestment Act examination rating may be used as the basis for the denial of an application. Millington Bank received a “satisfactory” rating in its most recent Community Reinvestment Act examination.

Affiliate Transactions. Transactions between a bank and its related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Section 23A of the Federal Reserve Act and Regulation W limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such institution’s capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution’s capital stock and surplus. The term “covered transaction” includes an extension of credit, purchase of assets, issuance of a guarantee or letter of credit and similar transactions. In addition, covered transactions are required to be collateralized in accordance with specified requirements.

Section 23B and Regulation W prohibit, among other things, a bank from engaging in transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

Millington Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

Federal Home Loan Bank System. Millington Bank is a member of the Federal Home Loan Bank of New York, which is one of twelve regional federal home loan banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by financial institutions and proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members pursuant to policies and procedures established by its board of directors.

As a member, Millington Bank is required to purchase and maintain stock in the Federal Home Loan Bank of New York in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding Federal Home Loan Bank advances. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member’s capital and limiting total advances to a member.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of Federal Home Loan Bank dividends paid and could continue to do so in the future. In addition, these requirements could result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members.

Other Regulations. Interest and other charges collected or contracted for by Millington Bank are subject to state usury laws and federal laws concerning interest rates. Millington Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Millington Bank also are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which establishes the rights, liabilities and responsibilities of consumers who use electronic fund transfer (EFT) services and financial institutions that offer these services; its primary objective is the protection of individual consumers in their dealings with these services;

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which allows banks to create and receive “substitute checks” (paper reproduction of the original check), and discloses the customers rights regarding “substitute checks” pertaining to these items having the “same legal standing as the original paper check”;

•	Title III of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the “USA PATRIOT Act”), and related regulations that require savings associations operating in the United States to develop new anti-money laundering compliance programs (including a customer identification program that must be incorporated into the anti-money laundering compliance program), due diligence policies and controls to ensure the detection and reporting of money laundering;

•	Gramm-Leach-Bliley Act, which prohibits a financial institution from disclosing non-public personal information about a consumer to non-affiliated third parties, unless the institution satisfies various notice and opt-out requirements;

•	Fair and Accurate Reporting Act of 2003, as an amendment to the Fair Credit Reporting Act, as noted previously, which includes provisions to help reduce identity theft by providing procedures for the identification, detection, and response to patterns, practices, or specific activities—known as “red flags”; and

•	Truth in Savings Act, which establishes the requirement for clear and uniform disclosure of terms and conditions regarding interest and fees to help promote economic stability, competition between depository institutions, and allow the consumer to make informed decisions.

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. Historically, we reported our income on a fiscal year basis using the accrual method of accounting. Since we have changed our fiscal year end to December 31, we will begin filing on a calendar-year basis. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. The tax years 2011 through 2014 remain subject to examination by the Internal Revenue Service and by New Jersey taxing authorities. The 2011-2014 tax years remain subject to examination by New Jersey taxing authorities. For 2014, our maximum federal income tax rate was 34%.

MSB Financial — Maryland and Millington Bank will enter into a tax allocation agreement. Because MSB Financial — Maryland will own 100% of the issued and outstanding capital stock of Millington Bank, MSB Financial — Maryland and Millington Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group MSB Financial — Maryland is the common parent corporation. As a result of this affiliation, Millington Bank may be included in the filing of a consolidated federal income tax return with MSB Financial — Maryland and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for non-qualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves as of December 31, 1987. Approximately $1.5 million of income tax related to our accumulated bad debt reserves would not be recognized unless Millington Bank makes a “non-dividend distribution” to MSB Financial — Federal as described below.

Distributions. If Millington Bank makes “non-dividend distributions” to MSB Financial — Federal, the distributions will be considered to have been made from Millington Bank’s un-recaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the “non-dividend distributions,” and then from Millington Bank’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Millington Bank’s taxable income. Non-dividend distributions include distributions in excess of Millington Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Millington Bank’s current or accumulated earnings and profits will not be so included in Millington Bank’s taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Millington Savings Bank makes a non-dividend distribution to MSB Financial — Federal, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. Millington Savings Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

New Jersey Taxation. MSB Financial MHC, MSB Financial — Federal and Millington Bank are subject to the New Jersey corporate franchise (income) tax. MSB Financial — Federal and its subsidiaries file separate New Jersey corporate business tax returns on an unconsolidated basis. Generally, the income of savings institutions in New Jersey, which is calculated based on federal taxable income, subject to certain adjustments, is subject to New Jersey tax. MSB Financial — Federal and its subsidiaries are not currently under audit with respect to their New Jersey income tax returns nor have they been audited within the past five years. MSB Financial — Federal is required to file a New Jersey income tax return and is generally subject to a state income tax at a 9% rate.

New Jersey tax law does not and has not allowed for a taxpayer to file a tax return on a combined or consolidated basis with another member of the affiliated group where there is common ownership. However, under recent tax legislation, if the taxpayer cannot demonstrate by clear and convincing evidence that the tax filing discloses the true earnings of the taxpayer on its business carried on in the State of New Jersey, the New Jersey Director of the Division of Taxation may, at the director’s discretion, require the taxpayer to file a consolidated return for the entire operations of the affiliated group or controlled group, including its own operations and income.

Maryland Taxation. As a Maryland business corporation, MSB Financial — Maryland is required to file an annual report with and pay annual franchise taxes to the State of Maryland.

Properties

At December 31, 2014, our investment in property and equipment, net of depreciation and amortization, totaled $8.3 million, including leasehold improvements and construction in progress. The following table lists our offices.

Office Location	Year Facility Opened		Leased or Owned
Millington Main Office	1994	(1)	Owned
1902 Long Hill Road
Millington, NJ
Dewy Meadow Branch Office	2002		Leased
415 King George Road
Basking Ridge, NJ
RiverWalk Branch Office	2005	(2)	Leased
675 Martinsville Road
Basking Ridge, NJ
Martinsville Branch Office	2006		Leased
1924 Washington Valley Road
Martinsville, NJ
Bernardsville Branch Office	2008		Owned
122 Morristown Road
Bernardsville, NJ

(1)	Millington Bank’s main office opened in 1911 in Millington, New Jersey. Millington Savings Bank moved into its current main office in 1994.
(2)	Millington Bank’s first branch office opened in 1998 in Liberty Corner, New Jersey. This office was relocated in 2005.

Legal Proceedings

Millington Bank, from time to time, is a party to routine litigation which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans, and other issues incident to our business. There were no lawsuits pending or known to be contemplated against us at December 31, 2014 that would have a material effect on operations or income.

OUR MANAGEMENT

Board of Directors

The board of directors of MSB Financial — Maryland is comprised of seven persons who are elected for terms of three years, approximately one-third of whom will be elected annually. The directors of MSB Financial — Maryland are the same individuals that comprise the boards of directors of MSB Financial – Federal, MSB Financial, MHC and Millington Bank. All of our directors are independent under the listing requirements of the Nasdaq Stock Market, Inc., except for Michael A. Shriner whom we currently employ as President and Chief Executive Officer.

Information regarding our directors is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of December 31, 2014. The indicated period of service as a director includes the period of service as a director of Millington Bank.

The following directors have terms ending in 2016:

E. Haas Gallaway, Jr., age 74; director since 1987, served as president of Gallaway and Crane Funeral Home with principal offices located in Basking Ridge and a branch location located in Bernardsville, New Jersey until his retirement in September 2012. Mr. Gallaway remains with the company as a Vice President. This firm was founded by his father, E. Haas Gallaway, Sr., in Millington in 1935 and moved to its present location in Basking Ridge in 1936. Mr. Gallaway has been associated with the firm since 1960, purchased a minority position in the firm in 1963 and the remainder of the corporation in 1976. He is a licensed funeral director in the states of New Jersey and Florida. Mr. Gallaway is a member and past president of the Morris County Funeral Directors’ Association, member of The New Jersey State Funeral Directors’ Association, member of National Funeral Directors’ Association, and past president of the Bernardsville Rotary Club, former director and past president of the Somerset Hills YMCA, and a past president of the Board of Directors of Honesty House formerly of Stirling. He is the brother of Mr. W. Scott Gallaway. With his extensive business background and knowledge of and stature in the communities in which we do business, Mr. Gallaway has been a significant contributor to the board of directors of MSB Financial – Federal for the past 28 years.

W. Scott Gallaway, age 69; director since 2000, founded Gallaway Associates, a real estate brokerage and appraisal firm in 1975 and sold the brokerage portion to Remax Properties Unlimited in 2000. He is an equity partner with ReMax Alliance Realtors of Basking Ridge and spent many years as a broker, salesperson and licensed appraiser in the State of New Jersey. Mr. Gallaway is Past President of the Somerset County Board of Realtors, the Northern New Jersey Chapter of Homes for Living, the New Jersey Chapter of Certified Residential Brokers (CRB), and the Bernardsville Rotary Club. He has also served as Third District Vice President of the New Jersey Association of Realtors and Charter Scoutmaster of Troop 150, BSA, Bernardsville, N.J. He has also served on the board of directors of the Patriots Path Council, BSA and the Somerset Hills YMCA. Mr. Gallaway is Past Master of Congdon Overlook Lodge F&AM and Past President of the Masters, Wardens and Past Masters Association of the Eleventh District of New Jersey. Mr. Gallaway was honored as “Outstanding Citizen Volunteer of the Year” by the Borough of Bernardsville in 1993. He is the brother of E. Haas Gallaway, Jr. Mr. Gallaway’s real estate and appraisal experience and his stature in the community have made him a valuable member of the board of directors.

Michael A. Shriner, age 50; director since 1999, has been employed by Millington Bank since 1987 and became a vice president in 1990, a senior vice president in 1997, the executive vice president in 2002 and the chief operating officer in 2006. In January 2012 he became President and Chief Executive Officer. He was appointed to the board of directors in 1999. Mr. Shriner currently serves and a member of the Enterprise Risk Management Committee with the New Jersey Bankers Association. He has previously served as chairman of the Mortgage Steering Committee of the New Jersey League of Community Bankers and was a member of the Residential Lending and Affordable Housing Committee, Consumer Lending and CRA Committee and Operations and Technology Committee. Mr. Shriner is a graduate of The National School of Banking (Fairfield University). He also serves as a trustee for HomeSharing, Inc. a non-profit organization located in central New Jersey. Mr. Shriner’s 27 years of banking experience, knowledge of Millington Bank and MSB Financial – Federal and leadership skills make him an integral part of the board of directors.

The following directors have terms ending in 2017:

Dr. Thomas G. McCain, age 77; director since 1992, became principal of the Fairmount Avenue School in Chatham, New Jersey in 1964 after having taught in Berlin, Connecticut. He left Chatham nine years later to become assistant superintendent of schools in Freeport, New York and in 1978 was appointed superintendent of schools in Bernardsville, New Jersey, the district from which he retired from public education in 1988. In 1991, Dr. McCain founded Learning Builders, a firm that provides planning and training services to schools and businesses in several states. After twenty-two years as president and sole owner of the firm, Dr. McCain retired and closed the firm in 2013. Dr. McCain’s many years of management experience at the highest levels of public education together with his entrepreneurial experience make him a valued member of the Board of Directors.

Ferdinand (Fred) J. Rossi, age 73; director since 1975, has recently retired as the township administrator for the Township of Morris in Morris County, New Jersey and had held that office since 1995. Previously, Mr. Rossi served as the county administrator for Morris County, New Jersey for 15 years, and the township clerk and then administrator for the Township of Long Hill (formerly Passaic Township) for 13 years. Mr. Rossi is a lifelong resident of Long Hill Township and has served as a member of the Board for nearly 40 years. He has also served as president of the New Jersey Association of County Administrators and Managers, is a former member and president of the Bernardsville Rotary Club and is a current member of the Long Hill Township Historic Preservation Advisory Committee. Mr. Rossi has gained critical knowledge about the communities in which we operate through the positions he has held, both elected and appointed and is an important contributor to the board of directors.

The following directors have terms ending in 2018:

Gary T. Jolliffe, age 71; director since 1992, served as President and Chief Executive Officer of MSB Financial – Federal and Millington Bank until his retirement on December 31, 2011. Mr. Jolliffe joined Millington Bank in 1986 as its executive vice president and was appointed as its president in 1990. In 1992, he was also appointed to the position of chief executive officer and became a director. Mr. Jolliffe was a member of the Board of Governors of the New Jersey League of Community Bankers from 1999 through 2007 serving in numerous positions, including chairman of the New Jersey League of Community Bankers from 2004 to 2005. Mr. Jolliffe is a past member of the Board of Trustees of Freedom House Foundation, Glen Gardner, New Jersey. After 30 years as a member of the Bernardsville Rotary Club where he held the positions of director, president, vice president and treasurer, Mr. Jolliffe is now an honorary member. Mr. Jolliffe’s 49 years of banking experience including nearly 27 years with Millington Bank and MSB Financial – Federal combined with his knowledge of the communities make him an integral member of our board of directors.

Donald J. Musso, age 55; director since 2013, is President of FinPro, Inc., a consulting and financial advisory firm that he founded in 1987. FinPro, Inc., which is located in New Jersey, specializes in providing financial advisory services to the financial institutions industry. In 2012, Mr. Musso also formed FinPro Capital Advisors, Inc. as a wholly owned subsidiary of FinPro to conduct investment banking activities. Mr. Musso has a broad background in strategic planning, asset/liability management, market feasibility assessments, de novo bank formations and investment banking. He has significant experience as a founder, significant stockholder and board member of de novo financial institutions. Mr. Musso is on the faculty of Stonier Graduate School of Banking, the Graduate School of Bank Investments and Financial Management at the University of South Carolina, the Graduate School of Banking at Colorado and the Pacific Coast Banking School. Mr. Musso’s extensive experience in all aspects of banking as well as his knowledge of the market in which MSB Financial – Federal operates makes him an extremely valuable member of the board.

Executive Officers

Our executive officers are elected annually by the board of directors and serve at the board’s discretion. The following individuals currently serve as executive officers and will serve in the same positions following the conversion and the offering:

Name	Position
Michael A. Shriner	President and Chief Executive Officer
Jeffrey E. Smith	Senior Vice President and Chief Financial Officer
Nancy E. Schmitz	Senior Vice President, Chief Credit Officer and Corporate Secretary
Robert G. Russell, Jr.	Senior Vice President; Chief Operating Officer and Acting Chief Financial Officer
John J. Bailey	Senior Vice President and Chief Lending Officer

Below is information regarding our executive officers who are not also directors. Each executive officer has held his or her current position for the period indicated below. Ages presented are as of December 31, 2014.

Jeffrey E. Smith, age 65, has been employed by Millington Savings Bank since 1996. He was appointed as controller for Millington Savings Bank in 1998, became a Vice President in 2002, and in 2006 became Chief Financial Officer. He was named a Senior Vice President in 2015. Mr. Smith previously served as a vice president and the comptroller for United National Bank in Plainfield, New Jersey where he was employed for 12 years.

Nancy E. Schmitz, age 59, joined Millington Savings Bank in 1997 as a Commercial Lending Officer and Corporate Secretary. She was promoted to Vice President - Lending in 2006 and to Senior Vice President and Chief Credit Officer in 2015. Ms. Schmitz currently serves as a member of Lending Steering Committee with the New Jersey Bankers. She previously served on the Consumer Lending Committee of the New Jersey League of Community Bankers. Ms. Schmitz was previously employed by Lloyds Bank California for six years, where she completed a formal bank training program in Lending. She also worked at HomeFed Bank, headquartered in San Diego, California in the National Accounts group and with Imperial Corporation of America in their San Diego Corporate Banking Group. She also was a volunteer with the US Agency for International Development in the Republic of Kyrgyzstan.

Robert G. Russell, Jr., age 48, serves as Senior Vice President and Chief Operating Officer of Millington Savings Bank. He is also serving as Acting Chief Financial Officer while Mr. Smith is on medical leave. Prior to being hired by Millington Savings Bank in January 2015, Mr. Russell served as President and Chief Executive Officer of NJM Bank from 2013 up to its merger with Spencer Savings Bank. Prior to serving as President, Mr. Russell had served as Chief Financial Officer of NJM Bank from 2003 to 2013.

John J. Bailey, age 60, was hired by Millington Savings Bank in February 2015 as Senior Vice President and Chief Lending Officer. Prior to being hired by Millington Savings Bank, Mr. Bailey served as Senior Vice President – Credit Administration at Union Center National Bank from 2013-2014 up to its merger with ConnectOne Bank. Prior to joining Union Center National Bank, Mr. Bailey served as Managing Member and owner of Bailey Financial Consulting, LLC, a provider of consulting services to commercial banks, including loan review, credit marks and development of complex credit-based work-out scenarios. Prior to forming his own company, Mr. Bailey had served in various lending capacities at other New Jersey-based financial institutions. Currently, he also serves on the board of Colonial Financial Services, Inc., headquartered in Vineland, New Jersey.

Board Leadership Structure and Board’s Role in Risk Oversight

Director Michael A. Shriner serves as President and Chief Executive Officer of MSB Financial – Federal and Director W. Scott Gallaway serves as Chairman of the Board. The board of directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance Board independence and oversight. Moreover, the separation of the Chairman of the Board and President and Chief Executive Officer will allow the President and Chief Executive Officer to better focus on his growing responsibilities of running MSB Financial — Federal, enhancing stockholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management.

We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, in particular the Audit Committee, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. In addition, the Board has appointed a Chief Risk Officer who reports to the Board at each meeting on risk management issues. Other members of senior management attend the Board meetings and are available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of our management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Meetings and Committees of the Board of Directors

The Board of Directors conducts its business through meetings of the Board and through activities of its committees. The Board maintains an Audit Committee, an Asset/Liability Management Committee, an Asset/Quality Committee, a Compensation Committee and a Nominating Committee. During the transition period ended December 31, 2014, the Board of Directors held six meetings. No director attended fewer than 75% of the total meetings of the Board and committees on which such director served during the transition period ended December 31, 2014.

The following table identifies the members of the members of MSB Financial — Federal’s audit, compensation and nominating committees and their members. All members of each committee are independent in accordance with the listing requirements of the Nasdaq Stock Market, Inc. Each committee operates under a written charter that is approved by the board of directors that governs its composition, responsibilities and operation. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in on our website (www.millingtonsb.com/about-us/investor-relations.html.).

Director	Audit Committee		Compensation Committee		Nominating Committee
W. Scott Gallaway	X	*
Thomas G. McCain			X	*	X
Ferdinand J. Rossi	X				X
Gary T. Jolliffe	X				X
E. Haas Gallaway, Jr.			X		X
Donald J. Musso			X		X
W. Scott Gallaway					X

Number of Meetings in Transition Period Ended December 31, 2014	3		3		—

*	Denotes chairperson.

The Audit Committee does not have an “audit committee financial expert.” However, the Board of Directors believes that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the committee. The committee has the authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities.

The Compensation Committee meets annually to review management’s recommendations for management salaries and bonuses.

The Nominating Committee recommends to the full Board of Directors persons for selection as the Board’s nominees for election as directors. Members of the Nominating Committee who are nominees did not participate in their selection as nominees.

MSB Financial — Federal does not pay fees to any third party to identify or evaluate or assist in identifying or evaluating potential nominees. The process for identifying and evaluating potential nominees of the Board includes soliciting recommendations from directors and officers of MSB Financial — Federal and Millington Bank. Additionally, the Board will consider persons recommended by stockholders of MSB Financial — Federal in selecting nominees of the Board for election as directors. In the Board’s selection of nominees of the Board, there is no difference in the manner of evaluation of potential nominees who have been recommended by directors or officers of MSB Financial – Federal and Millington Bank versus evaluation of potential nominees who have been recommended by stockholders. The Committee seeks nominees with excellent decision-making ability, business experience, personal integrity and reputation who are knowledgeable about the business activities and market areas in which MSB Financial — Federal and Millington Bank engage. The Board does not have a specific policy regarding diversity of board nominees although it may consider diversity in market knowledge, experience, background, employment and other factors in selecting nominees.

To be considered in the Committee’s selection of individuals the Committee recommends to the Board for selection as the Board’s nominees, recommendations from stockholders must be received by MSB Financial — Federal in writing by at least 120 days prior to the date the proxy statement for the previous year’s annual meeting was first distributed to stockholders. Recommendations should identify the submitting stockholder, the person recommended for consideration and the reasons the submitting stockholder believes such person should be considered.

Director Compensation

The following table sets forth information regarding the compensation of MSB Financial – Federal’s directors for the fiscal year ended June 30, 2014 and the transition period ended December 31, 2014. Mr. Shriner also serves as a director, and his compensation is detailed under “Executive Compensation.” He does not receive any separate compensation for service as a director. There were no stock or option awards granted during the fiscal year ended June 30, 2014 or the transition period ended December 31, 2014.

Transition Period (July 1, 2014 – December 31, 2014)

Director (1)(2)	Board Fees	All Other Compensation (3)	Total
Gary T. Jolliffe	$21,000	$—	$21,000
E. Haas Gallaway, Jr.	$22,500	$18,612	$41,112
W. Scott Gallaway	$45,000	$—	$45,000
Thomas G. McCain	$25,500	$7,457	$32,957
Donald J. Musso	$22,500	$—	$22,500
Ferdinand J. Rossi	$24,000	$31,811	$55,811

Fiscal Year (July 1, 2013 – June 30, 2014)

Director (1)(2)	Board Fees	All Other Compensation (3)	Total
Gary T. Jolliffe	$34,500	$61,632	$96,132
E. Haas Gallaway, Jr.	$37,800	$3,811	$41,611
W. Scott Gallaway	$57,900	$33,561	$91,461
Thomas G. McCain	$41,400	$1,702	$43,102
Donald J. Musso	$34,300	$—	$34,300
Ferdinand J. Rossi	$39,300	$8,765	$48,065

(1)	As of December 31, 2014, none of the directors held any shares of restricted common stock. As of June 30, 2014, each director listed on the table above, other than Gary T. Jolliffe and Donald J. Musso, held 1,543 shares of restricted common stock. Gary T. Jolliffe held 4,848 shares of restricted common stock. Donald J. Musso did not hold any shares of restricted common stock.
(2)	As of December 31, 2014, the aggregate number of options held by these individuals (each with an exercise price of $10.75 per share) was as follows: Gary T. Jolliffe 60,590; E. Haas Gallaway, Jr. 19,279; W. Scott Gallaway 19,279; Thomas G. McCain 19,279; Donald J. Musso 0, and Ferdinand J. Rossi 19,279. As of June 30, 2014, the aggregate number of options held by these individuals (each with an exercise price of $10.75 per share) was as follows: Gary T. Jolliffe 60,590; E. Haas Gallaway, Jr. 19,279; W. Scott Gallaway 19,279; Thomas G. McCain 19,279; Donald J. Musso 0, and Ferdinand J. Rossi 19,279.
(3)	For the transition period ended December 31, 2014, All Other Compensation consisted of Millington Bank’s contribution under the Directors Consultation and Retirement Plan. For the year ended June 30, 2014, All Other Compensation for all directors other than Director Musso consists of Millington Bank’s contributions under the Directors Consultation and Retirement Plan as follows: Gary T. Jolliffe $36,632; E. Haas Gallaway, Jr. $3,811; W. Scott Gallaway $33,561; Thomas G. McCain $1,702; Ferdinand J. Rossi $8,765. For Director Jolliffe, for the year ended June 30, 2014, All Other Compensation includes $25,000 paid pursuant to the Non-Solicitation and Non-Competition Agreement entered into between Mr. Jolliffe and MSB Financial – Federal. Director Musso is not a participant in the Directors Consultation and Retirement Plan.

Board Fees. Directors currently are compensated only for their service as directors of Millington Bank, and no additional compensation is paid for serving on the boards of MSB Financial — Federal or MSB Financial, MHC. For the year ended June 30, 2014, Millington Bank paid a fee of $2,700 per board meeting. The chairman of the board of directors was paid a fee of $4,200 per board meeting. The board has regular meetings on a monthly basis for a total of 12 meetings per year. During the fiscal year ended June 30, 2014, directors were paid a flat monthly fee of $300 for their committee participation. Directors who serve on the Audit Committee and/or the Compensation Committee also received an additional payment of $300 per meeting. The Chairmen of the Audit Committee and the Compensation Committee received a payment of $600 per meeting.

Effective July 1, 2014, the board fees were increased. Directors continue to be compensated only for service on the Millington Bank board. Directors receive a fee of $3,500 per board meeting with the Chairman receiving a fee of $7,000 per board meeting. Directors will no longer receive a flat monthly fee of $300 for their committee participation on the Asset Liability and Asset Quality Committees. The Chairmen of the Audit and Compensation Committees receive an additional payment of $1,000 per meeting with members of the Audit and Compensation Committees receiving an additional payment of $500 per meeting.

Directors Consultation and Retirement Plan (the “DCRP”). This plan provides retirement benefits to certain directors of Millington Savings Bank based upon the number of years of service to Millington Bank’s board. All of the current members of the Board, with the exception of Director Musso, are eligible to participate in the plan. To be eligible to receive benefits under the DCRP, a director must have completed at least 10 years of service and may not begin receiving payments prior to reaching 65 years of age. If a director agrees to become a consulting director to Millington Bank’s board upon retirement, he will receive a monthly payment equal to 30% to 60% of the highest Millington Bank’s board fee and retainer in effect during the three-year period prior to the date of retirement based on the number of years of service as a director but in no event greater than $3,500. Benefits under the DCRP begin upon a director’s retirement and are paid for 120 months; provided, however, that in the event of a director’s death prior to the receipt of all monthly payments, payments shall continue to the director’s surviving spouse or estate until 120 payments have been made. The retirement benefit amount is payable to the participant for an additional period of 24 months for each additional period of five years of service completed by the director in excess of twenty years of service as of their actual retirement date. In the event there is a change in control (as defined in the DCRP), all directors will be presumed to have a minimum of 20 years of service and attained age 65 under the DCRP and each director will receive a lump sum payment equal to the present value of future benefits payable. All payments under the plan need to be in accordance with Code Section 409A. Benefits under the DCRP are unvested and forfeitable until retirement with at least 10 years of service, termination of service following a change in control, disability following at least 10 years of service or death.

Executive Compensation

Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to or earned during the last two fiscal years and the transition period ended December 31, 2014 by the Chief Executive Officer and the two other executive officers whose total compensation during the fiscal year ended June 30, 2014 exceeded $100,000 for services rendered in all capacities to MSB Financial — Federal, Millington Bank and MSB Financial, MHC. We refer to these individuals in this prospectus as the “named executive officers.”

Name and Principal Position	Year (1)	Salary	Bonus	Stock Awards	Option Award	Non-Equity Incentive Plan Compensation (2)	Non-Qualified Deferred Compensation Earnings (3)	All Other Compensation		Total
Michael A. Shriner	Dec. 2014	$125,000	$—	$—	$—	$—	$328	$23,634	(4)	$148,962
President, Chief Executive Officer and Director	June 2014 June 2013	199,004 181,480	— 7,500	— —	— —	32,479 —	170 738	40,150 34,419		271,803 224,137

Jeffrey E. Smith	Dec. 2014	$76,778	$2,000	$—	$—	$—	$235	$3,463	(5)	$82,476
Senior Vice President and Chief Financial Officer	June 2014 June 2013	139,074 129,064	— —	— —	— —	22,363 —	123 533	13,131 10,637		174,691 140,234

Nancy E. Schmitz	Dec. 2014	$66,448	$2,000	$—	$—	$—	$189	$2,593	(6)	$71,230
Senior Vice President, Chief Credit Officer and Corporate Secretary	June 2014 June 2013	117,546 108,524	— —	— —	— —	18,985 —	98 318	10,747 8,581		147,376 117,423

(1)	Effective November 17, 2014, MSB Financial – Federal changed its fiscal year end from June 30 to December 31. Compensation shown for Dec. - 2014 is for the six month transition period ended December 31, 2014. Compensation shown as June – 2014 and June – 2013 is for the fiscal years ending June 30, 2014 and 2013, respectively.
(2)	For June 2014, consists of awards made in July 2014 under the Executive Incentive Retirement Plan with respect to the attainment of performance metrics applicable to fiscal year 2014. Such awards equal 15% of the named executive officer’s base salary based upon achieving an increase in Millington Bank’s net income in fiscal year 2014 as compared to the prior fiscal year.
(3)	For the transition period ended December 31, 2014, consists of the excess of the earnings rate on the accrued benefits under the Executive Incentive Retirement Plan of 4.0% over 120% of the long-term applicable federal rate (AFR) of 3.29% in effect as of December 31, 2014. For June 2014, consists of the excess of the earnings rate on the accrued benefits under the Executive Incentive Retirement Plan of 4.0% over 120% of the long-term applicable federal rate (AFR) of 3.77% in effect as of June 30, 2014. For June 2013, consists of the excess of the earnings rate on the accrued benefits under the Executive Incentive Retirement Plan of 4.0% over 120% of the long-term AFR of 2.96% in effect as of June 30, 2013.
(4)	For the transition period ended December 31, 2014, consists of $498 for life insurance, $11,777 for reimbursed auto expense, an employer contribution to the 401(k) plan of $3,750 and director pension expense in the amount of $7,609. Annual ESOP allocation had not yet been determined. For June 2014, All Other Compensation for Mr. Shriner consists of $385 for life insurance, $10,398 for reimbursed auto expense, an employer contribution to the 401(k) Plan in the amount of $5,970 the value of shares allocated to Mr. Shriner’s account under the ESOP in the amount of $11,282 and Director Pension expense in the amount of $12,115.
(5)	For the transition period ended December 31, 2014, consists of $1,160 for life insurance and an employer contribution to the 401(k) plan of $2,303. Annual ESOP allocation had not yet been determined. For June 2014, All Other Compensation for Mr. Smith consists of $935 for life insurance, an employer contribution to the 401(k) Plan in the amount of $4,172 and the value of shares allocated to Mr. Smith’s account under the ESOP in the amount of $8,023.
(6)	For the transition period ended December 31, 2014, consists of $600 for life insurance and an employer contribution to the
401(k) plan of $1,993. Annual ESOP allocation had not yet been determined. For June 2014, All Other Compensation for Ms. Schmitz consists of $474 for life insurance, an employer contribution to the 401(k) Plan in the amount of $3,526, and the value of shares allocated to Ms. Schmitz’s account under the ESOP in the amount of $6,747.

Outstanding Equity Awards at Fiscal Year End. The following tables set forth information on an award-by-award basis with respect to options and restricted stock awards held at the end of the transition period and at fiscal year end by each of the named executive officers, as well as the value of such awards held by such persons at the end of the fiscal year.

At December 31, 2014

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (1)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2)	Market Value of Shares or Units of Stock That Have Not Vested
Michael A. Shriner	55,082	0	$10.75	05/18/19	0	$0
Jeffrey E. Smith	22,023	0	$10.75	05/18/19	0	$0
Nancy E. Schmitz	16,524	0	$10.75	05/18/19	0	$0

(1)	The named executive officers received an option grant on May 9, 2008. All options outstanding vested in 20% increments beginning May 9, 2009.
(2)	The named executive officers received a grant of restricted stock on December 14, 2009. All awards of restricted stock vest in 20% equal annual increments beginning December 14, 2010.

At June 30, 2014

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (1)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2)	Market Value of Shares or Units of Stock That Have Not Vested (3)
Michael A. Shriner	55,082	0	$10.75	05/18/19	4,409	$35,625
Jeffrey E. Smith	22,023	0	$10.75	05/18/19	1,765	$14,261
Nancy E. Schmitz	16,524	0	$10.75	05/18/19	1,322	$10,682

(1)	The named executive officers received an option grant on May 9, 2008. All options outstanding vested in 20% increments beginning May 9, 2009.
(2)	The named executive officers received a grant of restricted stock on December 14, 2009. All awards of restricted stock vest in 20% equal annual increments beginning December 14, 2010.
(3)	The market value of the shares of restricted stock that have not yet vested is calculated using the closing sale price for the common stock on June 30, 2014 of $8.08.

Executive Incentive Retirement Plan. Millington Bank’s executive incentive retirement plan provides for equal annual installments for a period of 15 years commencing on the first day of the calendar month following the termination of employment due to retirement, resignation, disability or death. All payments under the plan are in accordance with Internal Revenue Code Section 409A. The amount payable is based on the vested balance of the executive’s accumulated awards plus interest at the prime rate published in The Wall Street Journal, credited quarterly, but no less than 4% or greater than 12%. The annual awards are based upon the executive’s base salary in effect at the beginning of the plan year and Millington Bank’s attainment of net income targets for the completed fiscal year as compared to the prior fiscal year. The executive incentive plan provides that no award will be made with respect to any fiscal year unless net income for Millington Bank exceeds $1.0 million. The percentage vested is based on the sum of the executive’s age and years of service. The participant becomes fully vested if still employed at age 65 or upon death, or upon a change in control of Millington Bank. Upon the death of the participant, the beneficiary shall receive the remaining balance paid in a lump sum. The plan has been frozen with interest being paid on previous balances.

Split Dollar Life Insurance Agreement. Millington Bank has entered into Life Insurance Agreements with Messrs. Shriner and Smith and Ms. Schmitz, which provide a death benefit equal to the following: if the executive is: (1) employed by Millington Bank at the time of his or her death, (2) has retired from employment with Millington Bank after completion of not less than twenty (20) years of service with Millington Bank, or (3) has retired from employment with Millington Savings Bank and at such date of retirement the sum of the executive’s age and years of service equals not less than 70, then the executive’s beneficiary is entitled to payment of an amount equal to 200% of the executive’s highest annual base salary (not including bonus, equity compensation, deferred compensation or any other forms of compensation) in effect at Millington Bank at any time during the three calendar years prior to the date of retirement or death of the executive. The maximum death benefits for Messrs. Shriner and Smith and Ms. Schmitz are approximately $500,000, $307,000 and $265,794, respectively.

If a change in control of Millington Bank shall occur prior to the executive’s termination of employment or retirement, then the death benefit coverage shall remain in effect until the executive’s death, unless the agreement is otherwise terminated pursuant to its terms prior to such date of a change in control. Coverage under the agreement for the executive who terminates employment with Millington Bank (for reasons other than death or a change in control of Millington Bank) prior to completion of at least ten years of service with Millington Bank (and prior to the occurrence of a change of control) will cease on his or her last day of employment with Millington Bank.

Millington Bank Savings Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified defined contribution savings plan with a profit sharing component for the benefit of all eligible employees. Pursuant to the 401(k) Plan, employees may also voluntarily elect to defer between 1% and 80% of their compensation as 401(k) savings under the 401(k) Plan, not to exceed applicable limits under federal tax laws. In addition, the 401(k) Plan had previously provided for a profit-sharing component and an annual contribution is made by Millington Bank to the 401(k) Plan for all employees who have completed twelve months of service. This profit-sharing component was suspended effective January 1, 2012. The 401(k) Plan also provides for matching contributions up to a maximum of 50% of the first 6% of a person’s deferred salary for each participant. Employee contributions are immediately fully vested. Matching contributions and any annual profit-sharing contribution are vested after three years of service. Each participant has an individual account under the 401(k) Plan and may direct the investment of his or her account among a variety of investment options or vehicles available. In connection with the conversion, each participant will be eligible to purchase MSB Financial — Maryland common stock through the 401(k) Plan.

Employee Stock Ownership Plan. Millington Bank has established the Millington Bank ESOP for the exclusive benefit of participating employees of Millington Bank. Participating employees are salaried, full-time employees who have completed at least one year of service and have attained the age of 21. Benefits may be paid either in shares of the common stock or in cash. Contributions to the ESOP and shares released from the suspense account will be allocated annually among participants on the basis of compensation. Participants become vested in their ESOP benefits at the rate of twenty percent per year of service beginning after two years of service and are fully vested in their accounts upon six years of service. Employment service before the adoption of the ESOP is credited for the purposes of vesting. Contributions to the ESOP by Millington Bank are discretionary, but are anticipated to be sufficient in amount necessary for the ESOP to meet the debt service obligations on the ESOP loan. As of December 31, 2014 and June 30, 2014, 134,895 and 126,464 shares, respectively, had been allocated under the ESOP.

The ESOP borrowed funds from MSB Financial — Federal pursuant to a loan agreement and used those funds to purchase 202,342 shares of MSB Financial — Federal common stock for the ESOP in connection with MSB Financial — Federal’s minority stock offering in 2007. The purchased shares serve as collateral for the loan. The loan is being repaid principally through quarterly contributions to the ESOP by Millington Savings over the 12-year loan term. The loan is currently scheduled to be paid off on December 31, 2018. Shares purchased by the ESOP are held in a suspense account for allocation among the participants’ accounts as the loan is repaid on a pro-rata basis.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated to each eligible participant’s plan account, based on the ratio of each participant’s compensation to the total compensation of all eligible participants. Vested benefits will be payable generally upon the participants’ termination of employment, and will be paid in the form of common stock. Pursuant to FASB ASC Topic 718-40, we are required to record a compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account.

In connection with the conversion, the ESOP is expected to purchase 4% of the shares of MSB Financial — Maryland common stock sold in the stock offering. We anticipate that the ESOP will fund its stock purchase with a loan from MSB Financial — Maryland equal to the aggregate purchase price of the common stock. This loan will be repaid principally through Millington Bank’s contribution to the ESOP and dividends payable on the MSB Financial — Maryland common stock held by the ESOP over the anticipated 20-year term of the loan. The interest rate for the ESOP loan is expected to be a fixed-rate loan with the rate equal to the prime rate, as published in The Wall Street Journal, on the closing date of the offering. It is expected that the original ESOP loan from MSB Financial — Federal to the ESOP in connection with the minority stock offering will be refinanced and rolled into the loan to be received by the ESOP from MSB Financial — Maryland in connection with the conversion.

The trustee will hold the shares purchased by the ESOP in an unallocated suspense account, and shares will be released to the participants’ accounts as the loan is repaid, on a pro-rata basis. The trustee will allocate the shares released among the participants’ accounts on the basis of each participant’s proportional share of eligible plan compensation relative to all participants’ proportional share of eligible plan compensation. Following the consummation of the conversion, all shares of MSB Financial — Federal common stock currently held by the ESOP will automatically be converted to shares of MSB Financial — Maryland common stock pursuant to the exchange ratio.

Future Equity Incentive Plan. Following the stock offering, we intend to adopt a new equity incentive plan that will provide for grants of stock options and restricted stock awards. If adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plan is expected to be limited to 10% and 4%, respectively, of the total shares sold or exchanged in the stock offering, including shares previously authorized under the 2008 Stock Compensation and Incentive Plan. We have not yet determined the number of shares that will be reserved for issuance under the new plan. If the new equity incentive plan is implemented more than 12 months following the conversion and we reserved 10% of the shares sold in the offering for options and 4% for restricted stock grants, the total number of shares reserved for issuance under the new plan would range from 339,150 to 527,678 assuming shares are sold at the minimum or the maximum, as adjusted of the offering range.

The new equity incentive plan will not be established until at least six months after the stock offering and if adopted within one year after the stock offering would require the approval of a majority of the votes eligible to be cast by stockholders. If the new equity incentive plan is established more than one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast. The new equity incentive plan will comply with all applicable regulatory restrictions, unless waived by the Federal Reserve Board.

Employment Agreements. Millington Bank has entered into employment agreements with Messrs. Shriner and Smith and Ms. Schmitz. As of January 1, 2015, Mr. Shriner’s, Mr. Smith’s and Ms. Schmitz’s current base salaries are $250,000, $153,557 and $132,897, respectively. Messrs. Shriner’s and Smith’s employment agreements have terms of three years and Ms. Schmitz’s agreement has a two-year term. Each of the agreements provides for an annual one-year extension of the term of the agreement upon determination of the Board of Directors that the executive’s performance has met the requirements and standards of the Board, so that the remaining term of the agreement continues to be three years in the case of Messrs. Shriner and Smith, and two years in the case of Ms. Schmitz. If Millington Bank terminates Messrs. Shriner or Smith or Ms. Schmitz without “just cause” as defined in the agreement, they will be entitled to a continuation of their salary from the date of termination through the remaining term of their agreement, but in no event for a period of less than 12 months and during the same period, the cost of obtaining all health, life, disability, and other benefits at levels substantially equal to those being provided on the date of termination of employment. All of the employment agreements provide that if their employment is terminated without just cause or if they terminate for “good reason” as defined in the agreement within twenty-four months following a change in control, they will be paid a lump sum amount equal to approximately three times their five year average annual compensation in the case of Mr. Shriner and Mr. Smith and two times her five year average annual compensation in the case of Ms. Schmitz. Each of the employment agreements provides that the payment will be reduced to the extent necessary so that no payment made under the agreement, when aggregated with all other payments to the individual will constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code. If change in control payments had been made under the agreements as of December 31, 2014, the payments would have equaled approximately $619,375, $385,635 and

$98,017 to Mr. Shriner, Mr. Smith and Ms. Schmitz, respectively. Ms. Schmitz’s payment amount has been increased to a two times compensation amount as of January 1, 2015, which would increase this payment amount to $196,034 as of January 1, 2015.

Transactions with Related Persons

No directors, executive officers or their immediate family members were engaged, directly or indirectly, in transactions with MSB Financial – Federal or any subsidiary during the transition period ended December 31, 2014 or any of the three fiscal years ended June 30, 2014 that exceeded $120,000 (excluding loans with Millington Bank).

Millington Bank makes loans to its officers, directors and employees in the ordinary course of business. All directors and employees are offered a 50 basis point reduction on interest rates for consumer loans or primary residence mortgage loans. Such loans do not include more than the normal risk of collectibility or present other unfavorable features. Set forth below is a schedule of all loans to directors and executive officers for which a discount on the interest rate has been given:

Name of Related Person	Nature of Relationship	Net Interest Rate	Largest Amount Outstanding During Transition Period Ended 12/31/14 (1)	Current Balance as of 12/31/2014 (1)	Amount of Principal repaid	Secured or Not Secured
Gary T. Jolliffe	Director and past CEO & President	3.75%	$170,062	$166,611	$3,450	Secured
Thomas G. McCain	Director	6.75%	$0	$0	$0	Unsecured
Ferdinand J. Rossi	Director	2.75%	$0	$0	$0	Secured
Michael A. Shriner	Director and current CEO & President	6.75%	$0	$0	$0	Unsecured
Michael A. Shriner	Director and current CEO & President	2.75%	$0	$0	$0	Secured
Michael A. Shriner	Director and current CEO & President	2.75%	$268,117	$260,153	$7,963	Secured
Donald J. Musso	Director	2.75%	$416,134	$416,134	$0	Secured
Jeffrey E. Smith	Executive Officer	2.75%	$0	$0	$0	Secured
Jeffrey E. Smith	Executive Officer	5.00%	$22,142	$20,440	$1,702	Secured
Jeffrey E. Smith	Executive Officer	2.75%	$63,031	$61,159	$1,872	Secured
Nancy E. Schmitz	Executive Officer	6.75%	$2,187	$1,537	$1,076	Unsecured
Nancy E. Schmitz	Executive Officer	6.75%	$0	0	$0	Unsecured

(1)	Loans shown with a zero current balance represent home equity lines of credit (secured loans) or overdraft protection lines of credit (unsecured) on which there has been no activity during the transition period.

Indemnification for Directors and Officers

MSB Financial — Maryland’s articles of incorporation provide that MSB Financial — Maryland must indemnify all directors and officers of MSB Financial — Maryland against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of MSB Financial — Maryland. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party. Except insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MSB Financial — Maryland pursuant to its articles of incorporation or otherwise, MSB Financial — Maryland has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

STOCK OWNERSHIP

The following table sets forth, as of May 5, 2015, certain information as to those persons who were known to be the beneficial owners of more than five percent (5%) of MSB Financial – Federal’s outstanding shares of common stock and as to the shares of common stock beneficially owned by all executive officers and directors of MSB Financial – Federal as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Shares of Common Stock Outstanding
PL Capital Group
20 E. Jefferson Avenue
Naperville, Illinois 60540	428,208	(2)	8.55%

MSB Financial, MHC
1902 Long Hill Road
Millington, New Jersey 07946	3,091,344		61.70%

(1)	For purposes of this table, a person is deemed to be the beneficial owner of shares of common stock if he or she has or shares voting or investment power with respect to such shares or has a right to acquire beneficial ownership at any time within 60 days from May 5, 2015. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct, and the named persons or group exercise sole voting and investment power over the shares of the common stock.
(2)	Based on a Schedule 13D/A dated December 5, 2014 and filed on December 10, 2014.

The following table provides information about the shares of MSB Financial — Federal common stock that may be considered to be owned by each director of MSB Financial — Federal, each executive officer named in the summary compensation table and by all directors and executive officers of MSB Financial — Federal as a group as of May 5, 2015. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned (1)(2)		Number of Shares That May Be Acquired Within 60 Days by Exercising Options (3)	Total	Percent of Shares of Common Stock Outstanding (3)
Directors:
E. Haas Gallaway, Jr.	30,421		19,279	49,700	*
W. Scott Gallaway	19,423		19,279	38,702	*
Gary T. Jolliffe	56,348		60,590	116,938	2.31%
Thomas G. McCain	27,875		19,279	47,154	*
Donald J. Musso	1,100		—	1,100	*
Ferdinand J. Rossi	17,711		19,279	36,990	*
Michael A. Shriner	39,854		55,082	94,936	1.87%

Executive Officers Who Are Not Also Directors:
Jeffrey E. Smith	11,305		22,033	33,338	—
Nancy E. Schmitz	7,710		16,524	24,234	—
Robert G. Russell, Jr.	—		—	—	—
John J. Bailey	—		—	—	—

All Executive Officers and Directors as a Group (11 persons)	211,747	(4)	231,345	443,092	8.45%

*	Less than 1%.
(1)	For purposes of this table, a person is deemed to be the beneficial owner of shares of common stock if he or she has or shares voting or investment power with respect to such shares or has a right to acquire beneficial ownership at any time within 60 days from May 5, 2015. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct, and the named persons or group exercise sole voting and investment power over the shares of the common stock.
(2)	This column includes the following.

Shares Held or Allocated Under the Millington Savings Bank Employee Stock Ownership Plan
Michael A. Shriner	10,745
Jeffrey E. Smith	7,541
Nancy E. Schmitz	6,388
Robert G. Russell, Jr.	—
John J. Bailey	—

(3)	In calculating the percentage ownership of an individual or group, the number of shares outstanding is deemed to include any shares which the individual or group have the right to acquire through the exercise of options or otherwise within 60 days of May 5, 2015.
(4)	Includes 24,674 shares allocated to the accounts of executive officers under the ESOP.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

The table below sets forth, for each of our directors and executive officers and for all of the director and executive officers as a group, the following information:

•	the number of shares of MSB Financial — Maryland common stock to be received in exchange for shares of MSB Financial — Federal common stock upon consummation of the conversion and the offering, based upon their beneficial ownership of MSB Financial — Federal common stock as of May 5, 2015;

•	the proposed purchases of MSB Financial — Maryland common stock, assuming sufficient shares are available to satisfy their subscriptions; and

•	the total amount of MSB Financial — Maryland common stock to be held upon consummation of the conversion and the offering.

In each case, it is assumed that shares are sold and the exchange ratio is calculated at the midpoint of the offering range. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 29.0% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. See “The Conversion and Offering—Limitations on Purchases of Shares.”

Name of Beneficial Owner	Number of Shares Received in Exchange for Shares of MSB Financial - Federal (1)	Proposed Purchases of Stock in the Offering		Total Common Stock to be Held
		Number of Shares	Dollar Amount	Number of Shares (1)	Percentage of Total Outstanding (2)
Directors:
E. Haas Gallaway, Jr.	26,186	2,000	$20,000	28,186	*
W. Scott Gallaway	16,719	2,500	$25,000	19,219	*
Gary T. Jolliffe	48,504	2,500	$25,000	51,004	1.13%
Thomas G. McCain	23,994	1,000	$10,000	24,994	*
Donald J. Musso	946	100,000	$1,000,000	100,946	2.24%
Ferdinand J. Rossi	15,245	2,500	$25,000	17,745	*
Michael A. Shriner	34,306	12,500	$125,000	46,806	1.04%

Executive Officers Who are Not Also Directors:
Jeffrey E. Smith	9,731	—	—	9,731	*
Nancy E. Schmitz	6,637	—	—	6,637	*
Robert G. Russell, Jr.	—	—	—	—	*
John J. Bailey	—	—	—	—	*

All Directors and Executive Officers as a Group (11 persons)	182,268	123,000	$1,230,000	305,268	6.78%

*	Less than 1.0%.
(1)	Based on information presented in “Stock Ownership.” Excludes shares that may be acquired upon the exercise of outstanding stock options.
(2)	If shares are sold and the exchange ratio is calculated at the minimum of the offering range, all directors and officers as a group would own 7.26% of the outstanding shares of MSB Financial — Maryland common stock.

THE CONVERSION AND OFFERING

This conversion is being conducted pursuant to a plan of conversion approved by the boards of directors of MSB Financial, MHC, MSB Financial — Federal and Millington Savings Bank. The Federal Reserve Board has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by such agency.

General

On November 17, 2014, the boards of directors of MSB Financial, MHC, MSB Financial — Federal and Millington Savings Bank unanimously adopted the plan of conversion. The second-step conversion that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. Under the plan of conversion, Millington Savings Bank will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of MSB Financial — Maryland, a newly formed Maryland corporation. Current shareholders of MSB Financial — Federal, other than MSB Financial, MHC, will receive shares of MSB Financial — Maryland common stock in exchange for their shares of MSB Financial — Federal common stock. Following the conversion and offering, MSB Financial — Federal and MSB Financial, MHC will no longer exist.

The conversion to a stock holding company structure also includes the offering by MSB Financial – Maryland of its common stock in a subscription offering to eligible depositors of Millington Bank, our tax-qualified employee stock benefit plans and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. The amount of capital being raised in the offering is based on an independent appraisal of MSB Financial — Maryland. Most of the terms of the offering are required by the regulations of the Federal Reserve Board.

Consummation of the conversion and offering requires the approval of the Federal Reserve Board. In addition, pursuant to Federal Reserve Board regulations, the consummation of the conversion and offering are each conditioned upon the approval of the plan of conversion by (1) at least a majority of the total number of votes eligible to be cast by depositors of Millington Bank, (2) the holders of at least two-thirds of the outstanding shares of MSB Financial — Federal common stock and (3) the holders of at least a majority of the outstanding shares of common stock of MSB Financial — Federal, excluding shares held by MSB Financial, MHC.

The Federal Reserve Board approved our plan of conversion, subject to, among other things, approval of the plan of conversion by Millington Bank’s depositors and MSB Financial — Federal’s shareholders. Meetings of Millington Bank’s depositors and MSB Financial — Federal’s shareholders have been called for this purpose on July 1, 2015.

Funds received before completion of the subscription and community offerings will be maintained in a segregated account at Millington Bank. If we fail to receive the necessary shareholder or depositor approval, or if we terminate the conversion and offering for any reason, orders for common stock already submitted will be canceled, subscribers’ funds will be returned promptly with interest calculated at Millington Bank’s statement savings rate and all deposit account withdrawal holds will be canceled. We will not make any deduction from the returned funds for the costs of the offering.

The following is a brief summary of the pertinent aspects of the conversion and offering. A copy of the plan of conversion is available from Millington Bank upon request and is available for inspection at the offices of Millington Bank and at the Federal Reserve Board. The plan of conversion is also filed as an exhibit to the registration statement, of which this prospectus forms a part, that MSB Financial — Maryland has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Reasons for the Conversion and Offering

After considering the advantages and disadvantages of the conversion and offering, the boards of directors of MSB Financial, MHC, MSB Financial — Federal and Millington Bank unanimously approved the conversion and offering as being in the best interests of MSB Financial — Federal and Millington Bank and their respective shareholders and customers. The boards of directors concluded that the conversion and offering provides a number of advantages that will be important to our future growth and performance and that outweigh the disadvantages of the conversion and offering.

The conversion and offering will result in the raising of additional capital that will support Millington Bank’s future lending and operational growth and may also support the acquisition of other financial institutions or financial service companies or their assets. Although Millington Bank is categorized as “well-capitalized” and does not require additional capital to meet its regulatory capital requirements, the board of directors has determined that opportunities for continued growth (both organic and otherwise) make pursuing the conversion and offering at this time desirable.

After completion of the conversion and offering, the unissued common and preferred stock authorized by MSB Financial — Maryland’s articles of incorporation will permit us to raise additional capital through further sales of securities. Although MSB Financial — Federal currently has the ability to raise additional capital through the sale of additional shares of MSB Financial — Federal common stock, that ability is limited by the mutual holding company structure, which, among other things, requires that MSB Financial, MHC hold a majority of the outstanding shares of MSB Financial — Federal common stock.

As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. Our current mutual holding company structure, by its nature, limits our ability to offer our common stock as consideration in a merger or acquisition because we cannot now issue stock in an amount that would cause MSB Financial, MHC to own less than a majority of the outstanding shares of MSB Financial — Federal. Our new stock holding company structure will enhance our ability to compete with other bidders when acquisition opportunities arise by better enabling us to offer stock or cash consideration, or a combination of the two.

Under the Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, which has resulted in changes in regulations applicable to MSB Financial, MHC and MSB Financial — Federal. The conversion will eliminate our mutual holding company structure.

If MSB Financial — Federal had undertaken a standard conversion in 2007 rather than a minority stock offering, applicable regulations would have required a greater amount of MSB Financial — Federal common stock to be sold than the amount that was sold in the minority offering. If a standard conversion had been conducted in 2007, management of MSB Financial — Federal believed that it would have been difficult to prudently invest the larger amount of capital that would have been raised, when compared to the net proceeds raised in connection with the minority offering. In addition, a standard conversion in 2007 would have immediately eliminated all aspects of the mutual form of organization.

The disadvantage of the conversion and offering considered by the board of directors is the fact that operating in the stock holding company form of organization could subject Millington Bank to contests for corporate control. The board of directors determined that the advantages of the conversion and offering outweighed this disadvantage.

Description of the Conversion

MSB Financial — Maryland has been incorporated under Maryland law as a first-tier wholly owned subsidiary of MSB Financial — Federal. To effect the conversion, the following will occur:

•	MSB Financial, MHC will convert to stock form and simultaneously merge with and into MSB Financial — Federal, with MSB Financial — Federal as the surviving entity; and

•	MSB Financial — Federal will merge with and into MSB Financial — Maryland, with MSB Financial — Maryland as the surviving entity.

As a result of the series of mergers described above, Millington Bank will become a wholly owned subsidiary of MSB Financial — Maryland and the outstanding shares of MSB Financial — Federal common stock held by persons other than MSB Financial, MHC (i.e., “public shareholders”) will be converted into a number of shares of MSB Financial — Maryland common stock based upon the exchange ratio.

Share Exchange Ratio for Current Shareholders

Federal Reserve Board regulations provide that in a conversion from mutual holding company to stock holding company form, the public shareholders will be entitled to exchange their shares for common stock of the stock holding company, provided that the mutual holding company demonstrates to the satisfaction of the Federal Reserve Board that the basis for the exchange is fair and reasonable. Under the plan of conversion, each publicly held share of MSB Financial — Federal common stock will, on the effective date of the conversion and offering, be converted automatically into and become the right to receive a number of new shares of MSB Financial — Maryland common stock. The number of new shares of common stock will be determined pursuant to an exchange ratio that ensures that the public shareholders of MSB Financial — Federal common stock will own approximately the same percentage of common stock in MSB Financial — Maryland after the conversion and offering as they held in MSB Financial — Federal immediately before the conversion and offering, before giving effect to (1) the payment of cash in lieu of fractional shares and (2) their purchase of additional shares in the offering. However, the exchange ratio will be adjusted downward to reflect the assets of MSB Financial, MHC and to take into account previously-waived dividends. The adjustments described above will decrease MSB Financial — Federal’s shareholders ownership interest in MSB Financial — Maryland from 38.3% to 36.7% after completion of the offering. At December 31, 2014, there were 5,010,437 shares of MSB Financial — Federal common stock outstanding, of which 1,919,093 were held by persons other than MSB Financial, MHC. The exchange ratio is not dependent on the market value of MSB Financial — Federal common stock. It will be calculated based on the percentage of MSB Financial — Federal common stock held by shareholders other than MSB Financial, MHC, the appraisal of MSB Financial — Maryland prepared by RP Financial and the number of shares sold in the offering.

The following table shows how the exchange ratio will vary based on the number of shares sold in the offering. The table also shows how many shares an owner of 100 shares of MSB Financial — Federal common stock would receive in the exchange, based on the number of shares sold in the offering.

	Shares to be Sold in the Offering		Shares to be Exchanged for Existing Shares of MSB Financial — Federal		Total Shares of Common Stock to be Outstanding (1)	Exchange Ratio (1)	Equivalent per Share Value (2)	Equivalent Pro Forma Book Value Per Exchanged Share (3)	Shares to be Received For 100 Existing Shares (4)
	Amount	Percent	Amount	Percent
Minimum	2,422,500	63.3%	1,404,162	36.7%	3,826,662	0.7317	$7.32	$11.90	73
Midpoint	2,850,000	63.3%	1,651,955	36.7%	4,501,955	0.8608	$8.61	$12.65	86
Maximum	3,277,500	63.3%	1,899,748	36.7%	5,177,248	0.9899	$9.90	$13.39	98
Maximum, as adjusted	3,769,125	63.3%	2,184,710	36.7%	5,953,835	1.1384	$11.38	$14.24	113

(1)	Valuation and ownership ratios reflect dilutive impact of MSB Financial, MHC’s assets and previously- waived dividends upon completion of the conversion. See “—Impact of MSB Financial, MHC’s Assets and Waived Dividends On Minority Stock Ownership” for more information regarding the dilutive impact of MSB Financial, MHC’s assets and previously waived dividends on the valuation and ownership ratios.
(2)	Represents the value of shares of MSB Financial — Maryland common stock received in the conversion by a holder of one share of MSB Financial — Federal common stock at the exchange ratio, assuming a market price of $10.00 per share.
(3)	Represents the pro forma book value per share at each level of the offering range multiplied by the respective exchange ratio.
(4)	Cash will be paid instead of issuing any fractional shares.

How We Determined the Offering Range and the $10.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an appraisal by an independent person experienced and expert in corporate appraisal. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of business entities, to prepare the appraisal. RP Financial will receive fees totaling $55,000 for its appraisal report, plus $5,000 for each appraisal update (of which there will be at least one) and reasonable out-of-pocket expenses not to exceed $7,000 in the aggregate without prior approval. We have agreed to indemnify RP Financial under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering. RP Financial has not received any other compensation from us in the past two years other than $10,000 paid for financial advisory services.

RP Financial prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, RP Financial undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial reviewed our conversion application as filed with the Federal Reserve Board and our registration statement as filed with the Securities and Exchange Commission. Furthermore, RP Financial visited our facilities and had discussions with our management. RP Financial did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on RP Financial in connection with its appraisal.

In connection with its appraisal, RP Financial reviewed the following factors, among others:

•	the economic make-up of our primary market area;

•	our financial performance and condition in relation to publicly traded, fully converted financial institution holding companies that RP Financial deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the offering;

•	our proposed dividend policy;

•	conditions of securities markets in general;

•	the market for thrift institution common stock in particular; and

•	the amount of waived dividends

RP Financial’s independent valuation also utilized certain assumptions as to the pro forma earnings of MSB Financial — Maryland after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, and expenses related to the stock-based benefit plans of MSB Financial — Maryland, including the employee stock ownership plan and the new equity incentive plan. The employee stock ownership plan and new equity incentive plan are assumed to purchase 4% and 4%, respectively, of the shares of MSB Financial — Maryland common stock sold in the offering. The new equity incentive plan is assumed to grant options to purchase the equivalent of 10% of the shares of MSB Financial — Maryland common stock sold in the offering. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

Consistent with Federal Reserve Board appraisal guidelines, RP Financial applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and estimated core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by RP Financial to be comparable to us, subject to valuation adjustments applied by RP Financial to account for differences between MSB Financial — Maryland and the peer group.

In applying each of the valuation methods, RP Financial considered adjustments to our pro forma market value based on a comparison of MSB Financial — Maryland with the peer group. RP Financial made downward adjustments for profitability, growth and viability of earnings and dividends and made a slight upward adjustment for the market area. The valuation adjustment for stock market conditions took into consideration the prevailing stock market environment for the common stock of thrifts and their holding companies, which has been relatively volatile and has underperformed in relation to the U.S. stock market generally.

The peer group is comprised of publicly-traded thrifts all selected based on asset size, market area and operating strategy. In preparing its appraisal, RP Financial placed emphasis on the price-to-earnings and the price-to-book approaches and placed lesser emphasis on the price-to-assets approaches in estimating pro forma market value. The peer group consisted of (1) Mid-Atlantic institutions with assets between $250 million and $1.25 billion, tangible equity-to-assets ratios of greater than 8.0% and positive core earnings; and (2) Northeast institutions with assets between $250 million and $1.25 billion, tangible equity-to-assets ratios of greater than 8.0% and positive core earnings.

The appraisal peer group consists of the companies listed below. Except as noted, total assets are as of December 31, 2014.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets
			(in millions)
Alliance Bancorp, Inc. of Pennsylvania	Nasdaq	Broomall, PA	$423	*
Cape Bancorp, Inc.	Nasdaq	Cape May Court House, NJ	$1,080
Fox Chase Bancorp, Inc.	Nasdaq	Hatboro, PA	$1,095
Georgetown Bancorp, Inc.	Nasdaq	Georgetown, MA	$271
Malvern Bancorp, Inc.	Nasdaq	Paoli, PA	$603
Ocean Shore Holding Co.	Nasdaq	Ocean City, NJ	$1,025
Oneida Financial Corp.	Nasdaq	Oneida, NY	$798
Prudential Bancorp, Inc.	Nasdaq	Philadelphia, PA	$527
Severn Bancorp, Inc.	Nasdaq	Annapolis, MD	$777
Wellesley Bancorp, Inc.	Nasdaq	Wellesley, MA	$535
WVS Financial Corp.	Nasdaq	Pittsburgh, PA	$295

*	Assets as of September 30, 2014

In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above our pro forma market value. RP Financial has indicated that in its valuation as of February 6, 2015, our common stock’s estimated full market value was $45.0 million, resulting in a range from $38.2 million at the minimum to $51.7 million at the maximum. The aggregate offering price of the shares of common stock will be equal to the valuation range multiplied by the 61.7% ownership interest that MSB Financial, MHC has in MSB Financial — Federal as adjusted to reflect the assets held by MSB Financial, MHC (other than shares of MSB Financial — Federal). The number of shares offered will be equal to the aggregate offering price divided by the price per share. Based on the valuation range, the percentage of MSB Financial — Federal common stock owned by MSB Financial, MHC and the $10.00 price per share, the minimum of the offering range is 2,422,500 shares, the midpoint of the offering range is 2,850,000 shares, the maximum of the offering range is 3,277,500 shares and the maximum, as adjusted of the offering range is 3,769,125 shares. RP Financial will update its independent valuation before we complete our offering.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2014. Stock prices are as of February 6, 2015, as reflected in the appraisal report.

	Price to Earnings Multiple	Price to Core Earnings Multiple (1)	Price to Book Value Ratio	Price to Tangible Book Value Ratio
MSB Financial — Federal (pro forma):
Minimum	58.70x	58.70x	61.46%	61.46%
Midpoint	69.94x	69.94x	68.07	68.07
Maximum	81.47x	81.47x	73.91	73.91
Maximum, as adjusted	95.10x	95.10x	79.94	79.94

Peer group companies as of February 6, 2015:
Average	19.64x	20.09x	92.18%	97.44%
Median	21.12x	21.12x	95.52	95.52

(1)	Price to core earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of “core” or recurring earnings on a trailing twelve month basis through December 31, 2014. These ratios are different than presented in “Pro Forma Data.”

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Our board of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.7317 shares to a maximum of 0.9899 shares of MSB Financial — Maryland common stock (or up to 1.1384 shares at the maximum, as adjusted of the offering range) for each current share of MSB Financial — Maryland common stock, with a midpoint of 0.8606 shares. Based upon this exchange ratio, we expect to issue between 1,404,162 and 1,899,745 shares of MSB Financial — Maryland common stock (or 2,184,710 shares if we sell 3,769,125 shares in the offering) to the holders of MSB Financial — Maryland common stock, other than MSB Financial, MHC, outstanding immediately before the completion of the conversion and offering.

Our board of directors considered the appraisal when recommending that shareholders of MSB Financial — Federal and depositors of Millington Bank approve the plan of conversion. However, our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Federal Reserve Board, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon expiration of the offering, at least the minimum number of shares are subscribed for, RP Financial, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value. If, as a result of regulatory considerations, demand for shares or change in market conditions, RP Financial determines that the pro forma market has increased, we may sell up to 3,769,125 shares without any further notice to you.

No shares will be sold unless RP Financial confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, a new offering range may be set, in which case all funds would be promptly returned and holds funds authorized for withdrawal from deposit accounts will be released and all subscribers would be given the opportunity to place a new order. If the offering is terminated, all subscriptions will be canceled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If RP Financial establishes a new valuation range, it must be approved by the Federal Reserve Board.

In formulating its appraisal, RP Financial relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. RP Financial also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While RP Financial believes this information to be reliable, RP Financial does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of RP Financial, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Subscription Offering and Subscription Rights

Under the plan of conversion, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with aggregate balances of $50 or more on deposit at Millington Bank as of the close of business on September 30, 2013 (“eligible account holders”).

2.	Our employee stock ownership plan.

3.	Persons with aggregate balances of $50 or more on deposit at Millington Bank as of the close of business on March 31, 2015 who are not eligible in category 1 above (“supplemental eligible account holders”).

4.	Millington Bank’s depositors as of the close of business on May 5, 2015 who are not eligible under categories 1 or 3 above (“other depositors”).

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion. See “—Limitations on Purchases of Shares.” All persons on a joint deposit account will be counted as a single subscriber to determine the maximum amount that may be subscribed for by an individual in the offering.

Priority 1: Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:

•	$300,000 of common stock (which equals 30,000 shares); or

•	one-tenth of 1% of the total offering of common stock; or

•	15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders.

If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Subscription rights of eligible account holders who are also executive officers or directors of MSB Financial — Federal or Millington Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Millington Bank in the one year period preceding September 30, 2013.

To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts at Millington Bank in which such eligible account holder had an ownership interest at September 30, 2013. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 2: Tax-Qualified Employee Benefit Plans. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” our tax-qualified employee benefit plans (other than our 401(k) plan) have the right to purchase up to 10% of the shares of common stock issued in the offering. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase 4.0% of the shares sold in the offering. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of conversion. If we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to the amount of its subscription. If the plan’s subscription is not filled in its entirety due to oversubscription or by choice, the employee stock ownership plan may purchase shares after the offering in the open market or directly from us, with the approval of the Federal Reserve Board.

Priority 3: Supplemental Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:

•	$300,000 of common stock (which equals 30,000 shares); or

•	one-tenth of 1% of the total offering of common stock; or

•	15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders.

If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at March 31, 2015. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 4: Other Depositors. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each other depositor has the right to purchase up to the greater of $300,000 of common stock (which equals 30,000 shares) or one-tenth of 1% of the total offering of common stock. If eligible account holders, the employee stock ownership plan and supplemental eligible account holders subscribe for all of the shares being sold, no shares will be available for other depositors. If shares are available for other depositors but there are not sufficient shares to satisfy all subscriptions by other depositors, shares first will be allocated so as to permit each subscribing other depositor, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing other depositors whose subscriptions remain unfilled in the proportion that each other depositor’s subscription bears to the total subscriptions of all such subscribing other depositors whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each other depositor must list on his or her stock order form all deposit accounts in which such other depositor had an ownership interest at May 5, 2015. Failure to list an account or providing incomplete or incorrect information could result in the loss of all or part of a subscriber’s stock allocation.

Expiration Date for the Subscription Offering. The subscription offering, and all subscription rights under the plan of conversion, will terminate at 2:00 p.m., Eastern Time, on June 23, 2015. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.

If the sale of the common stock is not completed by August 7, 2015 and regulatory approval of an extension has not been granted, all funds received will be returned promptly in full with interest calculated at Millington Bank’s statement savings rate and without deduction of any fees and all withdrawal authorizations will be canceled. If we receive approval of the Federal Reserve Board to extend the time for completing the offering, we will notify all subscribers of the duration of the extension, and subscribers will have the right to confirm, change or cancel their purchase orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest and withdrawal authorizations will be canceled. No single extension can exceed 90 days. The offering must be completed no later than 24 months after Millington Bank’s depositors approve the plan of conversion.

Restrictions on Transfer of Subscription Rights and Shares. Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of conversion or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. When registering your stock purchase on the order form, you should not add the name(s) of persons who have no subscription rights or who qualify in a lower purchase priority than you do. If you exercise your subscription rights, you will be required to certify on the order form that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or a subscriber’s shares of common stock before the completion of the offering.

If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Federal Reserve Board or another agency of the U.S. Government. Illegal transfers of subscription rights, including agreements made before completion of the offering to transfer shares after the offering, have been subject to enforcement actions by the Securities and Exchange Commission as violations of Rule 10b-5 of the Securities Exchange Act of 1934.

We intend to report to the Federal Reserve Board and the Securities and Exchange Commission anyone who we believe sells or gives away their subscription rights. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may, in our discretion, offer shares to the general public in a community offering. In the community offering, preference will be given first to natural persons and trusts of natural persons who are residents of Morris and Somerset Counties, New Jersey (“community residents”), second to shareholders of MSB Financial — Federal as of May 5, 2015 and finally to members of the general public.

We will consider a person to be resident of a particular county if he or she occupies a dwelling in the county, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.

Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” purchasers in the community offering are eligible to purchase up to $300,000 of common stock (which equals 30,000 shares). If shares are available for community residents in the community offering but there are insufficient shares to satisfy all of their orders, the available shares will be allocated first to each community resident whose order we accept in an amount equal to the lesser of 100 shares or the number of shares ordered by each such subscriber, if possible. After that, unallocated shares will be allocated among the remaining community residents whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated. If, after filling the orders of community residents in the community offering, shares are available for shareholders of MSB Financial — Federal in the community offering but there are insufficient shares to satisfy all orders, shares will be allocated in the same manner as for community residents. The same allocation method would apply if oversubscription occurred among the general public.

The community offering, if held, may commence simultaneously with, during or subsequent to the completion of the subscription offering and is expected to terminate at the same time as the subscription offering, although it may continue without notice to you until August 7, 2015, or longer if the Federal Reserve Board approves a later date. No single extension may exceed 90 days. If we receive regulatory approval for an extension beyond August 7, 2015, all subscribers will be notified of the duration of the extension, and will have the right to confirm, change or cancel their orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest.

The opportunity to subscribe for shares of common stock in the community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Syndicated Offering

If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated offering is held, Keefe, Bruyette & Woods will serve as sole book-running manager. In the event that shares of common stock are sold in a syndicated offering, we will pay fees not to exceed 6% of the aggregate amount of common stock sold in the syndicated offering to Keefe, Bruyette & Woods and any other broker-dealers included in the syndicated offering. The shares of common stock will be sold at the same price per share ($10.00 per share), that the shares are sold in the subscription offering and the community offering.

In the event of a syndicated offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of order forms and the submission of funds directly to Millington Bank for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Millington Bank or wire transfers). See “—Procedure for Purchasing Shares in Subscription and Community Offerings.”

If for any reason we cannot affect a syndicated offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.

Limitations on Purchases of Shares

In addition to the purchase limitations described above under “—Subscription Offering and Subscription Rights” and “—Community Offering,” the plan of conversion provides for the following purchase limitations:

•	Except for our employee stock ownership plan, no individual (or individuals exercising subscription rights through a single qualifying account held jointly) may purchase more than $300,000 of common stock (which equals 30,000 shares), subject to increase as described below.

•	Except for our employee stock ownership plan, no individual, together with any associates, and no group of persons acting in concert may purchase in all categories of the stock offering combined more than $1.0 million of common stock (which equals 100,000 shares), subject to increase as described below.

•	Each subscriber must subscribe for a minimum of 25 shares.

•	Our directors and executive officers, together with their associates, may purchase in the aggregate up to 29.0% of the common stock sold in the offering.

•	The maximum number of shares of MSB Financial — Maryland common stock that may be subscribed for or purchased in all categories of the stock offering combined by any person, together with associates of, or persons acting in concert with, such person, when combined with any shares of MSB Financial — Maryland common stock to be received in exchange for shares of MSB Financial — Federal common stock, may not exceed 9.9% of the total shares of MSB Financial — Maryland common stock outstanding upon completion of the conversion and offering. This means that if you already own a significant number of shares, you may not be permitted to purchase the maximum number of shares in the offering. However, existing shareholders of MSB Financial — Federal will not be required to sell any shares of MSB Financial — Federal common stock or be limited from receiving any shares of MSB Financial — Maryland common stock in exchange for their shares of MSB Financial — Federal common stock or have to divest themselves of any shares of MSB Financial — Maryland common stock received in exchange for their shares of MSB Financial — Federal common stock as a result of this limitation.

We may, in our sole discretion, increase the individual and/or aggregate purchase limitations to up to 5.0% of the shares of common stock sold in the offering. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed in the subscription offering for the maximum number of shares of common stock and indicate on their stock order forms to be resolicited in the event of an increase, will be permitted to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights.

If we increase the maximum purchase limitation to 5.0% of the shares of common stock sold in the offering, we may, subject to the receipt of Federal Reserve Board approval, further increase the maximum purchase limitation to 9.9%, provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering.

The plan of conversion defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that persons reside at the same address or may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of conversion, our directors are not deemed to be acting in concert solely by reason of their board membership.

The plan of conversion defines “associate,” with respect to a particular person, to mean:

•	a corporation or organization other than MSB Financial, MHC, MSB Financial — Federal or Millington Bank or a majority-owned subsidiary of MSB Financial, MHC, MSB Financial — Federal or Millington Bank if the person is a senior officer or partner or beneficially owns 10% or more of any class of equity securities of such corporation or organization;

•	a trust or other estate in which the person has a substantial beneficial interest or as to which the person serves as a trustee or a fiduciary (other than any tax-qualified employee stock benefit plan of MSB Financial, MHC, MSB Financial — Federal or Millington Bank in which such a person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity); and

•	any person who is related by blood or marriage to such person and who lives in the same home as such person or who is a director or senior officer of MSB Financial, MHC, MSB Financial — Federal or Millington Bank or any of their subsidiaries.

For example, a corporation of which a person serves as a senior officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the purchase limitations described above. In addition, joint account relationships and common addresses will be taken into account in applying the overall purchase limitations. Persons having the same address or exercising subscription rights through qualifying accounts registered to the same address generally will be assumed to be associates of, and acting in concert with, each other. We have the right to determine, in our sole discretion, whether purchasers are associates or acting in concert. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of conversion. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”

Plan of Distribution; Selling Agent Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained Keefe, Bruyette & Woods, which is a broker-dealer registered with the Financial Industry Regulatory Authority. Keefe, Bruyette & Woods will assist us on a best efforts basis in the subscription and community offerings by:

•	consulting as to the financial and securities market implications of the plan of conversion and reorganization;

•	reviewing with our board of directors the financial effect of the offering on us, based on the independent appraiser’s appraisal of the shares of common stock;

•	reviewing all offering documents, including this prospectus and any prospectus related to a syndicated offering, stock order forms and related offering materials;

•	assisting in the design and implementation of a marketing strategy for the offering;

•	assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering; and

•	providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offerings.

For these services, Keefe, Bruyette & Woods will receive a fee of 1.0% of the dollar amount of all shares of common stock sold in the subscription offering and 1.25% of any shares sold in the community offering. No fee will be payable to Keefe, Bruyette & Woods with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans, and no sales fee will be payable with respect to the shares issued in the exchange.

Syndicated Offering. In the event that shares of common stock are sold in a syndicated offering, we will pay fees in an amount not to exceed 6.0% of the aggregate amount of common stock sold in the syndicated offering. All fees payable with respect to the syndicated offering will be in addition to fees payable with respect to the subscription and community offerings. If all shares of common stock were sold in the syndicated offering, the fees received by the selling agent would be approximately $1.5 million, $1.7 million, $2.0 million and $2.3 million at the minimum, midpoint, maximum and maximum, as adjusted levels of the offering, respectively.

Expenses. Keefe, Bruyette & Woods will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with its services as marketing agent, including attorneys’ fees, regardless of whether the subscription, community or syndicated offering are consummated, up to a maximum of $130,000. If the offering is completed, Keefe, Bruyette & Woods and any other broker-dealers included in the syndicated offering will not be reimbursed separately for expenses. In addition, we have separately agreed to pay Keefe, Bruyette & Woods up to $30,000 in fees and expenses for records management services, as described below. The expenses may be increased by mutual consent of Keefe, Bruyette & Woods and MSB Financial — Maryland and MSB Financial — Federal, including in the event of a material delay in the offering which would require an update of the financial information in the prospectus to a period later than the original filing. Under such circumstances, Keefe, Bruyette & Woods may be reimbursed for additional allowable expenses up to $10,000 for out-of-pocket expenses and $15,000 for additional fees and expenses of legal counsel. In no event will total expenses exceed $155,000.

Records Management

We have also engaged Keefe, Bruyette & Woods as records management agent in connection with the conversion and the subscription and community offerings. In its role as records management agent, Keefe, Bruyette & Woods, will assist us in the offering in the:

•	consolidation of deposit accounts and development of a central file;

•	design and preparation of proxy and stock order forms;

•	organization and supervision of the Stock Information Center;

•	proxy solicitation and other services for our special meeting of depositors; and

•	preparation and processing of other documents related to the stock offering.

Keefe, Bruyette & Woods will receive fees and expenses of up to $30,000 for these services.

Indemnity

We will indemnify Keefe, Bruyette & Woods against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Keefe, Bruyette & Woods has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor have they prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the conversion and offering. Keefe, Bruyette & Woods does not express any opinion as to the prices at which common stock to be issued may trade.

Solicitation by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Millington Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. Sales activity will be conducted in a segregated area of Millington Bank’s main office. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Lock-up Agreements

We and each of our directors and executive officers have agreed, for a period beginning on the date of this prospectus and ending 90 days after completion of the offering and conversion, without the prior written consent of Keefe, Bruyette & Woods, directly or indirectly, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise. The restricted period described above is subject to extension under limited circumstances. If either (1) during the period that begins on the date that is 15 calendar days plus three (3) business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) before the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions set forth herein will continue to apply until the expiration of the date that a 15 calendar days plus three (3) business days after the date on which the earnings release is issued or the material news or event related to us occurs.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Use of Order Forms. To purchase shares of common stock in the subscription offering or the community offering, you must submit a properly completed original stock order form and remit full payment. Incomplete stock order forms or stock order forms that are not signed are not required to be accepted. We are not required to accept stock orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) before 2:00 p.m. Eastern Time, on June 23, 2015. We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without submitting full payment or without appropriate deposit account withdrawal instructions. We are not required to notify purchasers of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but we do not represent that we will do so.

You may submit your stock order form and payment by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center or hand-delivered to Millington Bank’s main office located at 1902 Long Hill Road, Millington, New Jersey. Stock order forms will not be accepted at our other Millington Bank offices and should not be mailed to Millington Bank. Once tendered, a stock order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the offering.

If you are ordering shares in the subscription offering, by signing the stock order form you are representing that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Millington Bank or any federal or state government, and that you received a copy of this prospectus. However, signing the stock order form will not cause you to waive your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:

•	Personal check, bank check or money order made payable directly to “MSB Financial Corp.”; or

•	Authorization of withdrawal from the types of Millington Bank deposit accounts provided for on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Millington Bank are provided on the order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the applicable contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock during the offering; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest calculated at the current statement savings rate subsequent to the withdrawal.

If payment is made by personal check, funds must be available in the account. Payments made by check or money order will be immediately cashed and placed in a segregated account at Millington Bank and will earn interest calculated at Millington Bank’s statement savings rate from the date payment is received until the offering is completed, at which time a subscriber will be issued a check for interest earned.

You may not remit Millington Bank line of credit checks, and we will not accept wire transfers or third-party checks, including those payable to you and endorsed over to MSB Financial Corp. You may not designate on your stock order form a direct withdrawal from a Millington Bank retirement account. See “—Using Retirement Account Funds to Purchase Shares” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Millington Savings Bank deposit accounts with check-writing privileges. Instead, a check should be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account(s).

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by August 7, 2015, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

Regulations prohibit Millington Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

The employee stock ownership plan will not be required to pay for shares at the time it subscribes, but rather may pay for shares upon the completion of the offering; provided that there is in force, from the time of its subscription until the completion of the offering, a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed. In addition, if our 401(k) plan purchases shares in the offering, it will not be required to pay for such shares until the completion of the offering.

We may, in our sole discretion, permit institutional investors to submit irrevocable orders accompanied by a legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time before the 48 hours before the completion of the offering. This payment may be made by wire transfer.

Using Retirement Account Funds To Purchase Shares. A depositor interested in using funds in his or her individual retirement account(s) (IRAs) or any other retirement account at Millington Bank to purchase common stock must do so through a self-directed retirement account. Since we do not offer those accounts, before placing a stock order, a depositor must make a transfer of funds from Millington Bank to a trustee (or custodian) offering a self-directed retirement account program (such as a brokerage firm). There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s IRA funds. An annual administrative fee may be payable to the new trustee. Subscribers interested in using funds in a retirement account held at Millington Bank or elsewhere to purchase common stock should contact the Stock Information Center for assistance at least two weeks before the June 23, 2015 offering expiration date, because processing such transactions takes additional time. Whether or not you may use retirement funds for the purchase of shares in the offering depends on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Termination of Offering. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest calculated at Millington Bank’s statement savings rate from the date of receipt of such funds.

Effects of Conversion on Depositors and Borrowers

General. Each depositor in Millington Bank currently has both a deposit account in the institution and a pro rata ownership interest in the net worth of MSB Financial, MHC based upon the balance in his or her account. However, this ownership interest is tied to the depositor’s account and has no value separate from such deposit account. Furthermore, this ownership interest may only be realized in the unlikely event that MSB Financial, MHC is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of MSB Financial, MHC after other claims are paid. Any depositor who opens a deposit account at Millington Bank obtains a pro rata ownership interest in the net worth of MSB Financial, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his or her ownership interest in the net worth of MSB Financial, MHC, which is lost to the extent that the balance in the account is reduced. When a mutual holding company converts to stock holding company form, depositors lose all rights to the net worth of the mutual holding company, except the right to claim a pro rata share of funds representing the liquidation account established in connection with the conversion.

Continuity. While the conversion and offering are being accomplished, the normal business of Millington Bank will continue without interruption, including being regulated by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. After the conversion and offering, Millington Bank will continue to provide services for depositors and borrowers under its current policies by its present management and staff.

The directors of Millington Bank at the time of conversion will serve as directors of Millington Bank after the conversion and offering. The board of directors of MSB Financial — Maryland is composed of the individuals who serve on the board of directors of MSB Financial — Federal. All officers of Millington Savings Bank at the time of conversion will retain their positions after the conversion and offering.

Deposit Accounts and Loans. The conversion and offering will not affect any deposit accounts or borrower relationships with Millington Savings Bank. All deposit accounts in Millington Bank after the conversion and offering will continue to be insured up to the legal maximum by the Federal Deposit Insurance Corporation in the same manner as such deposit accounts were insured immediately before the conversion and offering. The conversion and offering will not change the interest rate or the maturity of deposits at Millington Bank.

After the conversion and offering, all loans of Millington Bank will retain the same status that they had before the conversion and offering. The amount, interest rate, maturity and security for each loan will remain as they were contractually fixed before the conversion and offering.

Effect on Liquidation Rights. If MSB Financial, MHC were to liquidate, all claims of MSB Financial, MHC’s creditors would be paid first. Thereafter, if there were any assets remaining, depositors of Millington Bank would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Millington Bank immediately before liquidation. In the unlikely event that Millington Bank were to liquidate after the conversion and offering, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the “liquidation account” to certain depositors (see “—Liquidation Rights” below), with any assets remaining thereafter distributed to MSB Financial — Maryland as the holder of Millington Bank’s capital stock.

Liquidation Rights

Liquidation Before the Conversion. In the unlikely event of a complete liquidation of MSB Financial, MHC or MSB Financial — Federal before the conversion, all claims of creditors of MSB Financial — Federal, including those of depositors of Millington Savings Bank (to the extent of their deposit balances), would be paid first. Thereafter, if there were any assets of MSB Financial — Federal remaining, these assets would be distributed to shareholders, including MSB Financial, MHC. Then, if there were any assets of MSB Financial, MHC remaining, depositors of Millington Bank would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Millington Bank immediately before liquidation.

Liquidation Following the Conversion. In the unlikely event that MSB Financial — Maryland and Millington Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” maintained by MSB Financial — Maryland pursuant to the plan of conversion to certain depositors, with any assets remaining thereafter distributed to MSB Financial — Maryland as the holder of Millington Bank capital stock.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a liquidation account by MSB Financial — Maryland for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to MSB Financial, MHC’s ownership interest in the shareholders’ equity of MSB Financial — Federal as of the date of its latest balance sheet contained in this prospectus. The plan of conversion also provides that Millington Bank will establish a similar liquidation account.

The liquidation account established by MSB Financial — Maryland is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of MSB Financial — Maryland and Millington Bank or of Millington Bank. Specifically, in the unlikely event that MSB Financial — Maryland and Millington Bank were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of September 30, 2013 and March 31, 2015 of the liquidation account maintained by MSB Financial — Maryland. In a liquidation of both entities, or of Millington Bank, when MSB Financial — Maryland has insufficient assets to fund the distribution due to eligible account holders and Millington Savings Bank has positive net worth, Millington Savings Bank will pay amounts necessary to fund MSB Financial — Maryland’s remaining obligations under the liquidation account. The plan of conversion also provides that if MSB Financial — Maryland is sold or liquidated apart from a sale or liquidation of Millington Bank, then the rights of eligible account holders in the liquidation account maintained by MSB Financial — Maryland will be surrendered and treated as a liquidation account in Millington Bank. Depositors will have an equivalent interest in the bank liquidation account and the bank liquidation account will have the same rights and terms as the liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, MSB Financial — Maryland will eliminate or transfer the liquidation account and the interests in such account to Millington Bank and the liquidation account shall thereupon become the liquidation account of Millington Bank and not be subject in any manner or amount to MSB Financial — Maryland’s creditors.

Also, under the rules and regulations of the Federal Reserve Board, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which MSB Financial — Maryland or Millington Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

Each eligible account holder and supplemental eligible account holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Millington Bank on September 30, 2013 or March 31, 2015, as applicable. Each eligible account holder and supplemental eligible account holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on September 30, 2013 or March 31, 2015 bears to the balance of all deposit accounts in Millington Bank on such date.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on September 30, 2013 or March 31, 2015 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of eligible account holders and supplemental eligible account holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to MSB Financial — Maryland as the sole shareholder of Millington Bank.

Book Entry Delivery

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings or in any syndicated offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of the completion of the conversion and offering or the next business day. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described above in “Summary—Conditions to Completing the Conversion and Offering.” It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center at (844) 265-9680. The Stock Information Center is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern time. The Stock Information Center will be closed on bank holidays.

Restrictions on Repurchase of Stock

Under Federal Reserve Board regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all shareholders to repurchase the common stock on a pro rata basis, approved by the Federal Reserve Board, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Federal Reserve Board may approve the open market repurchase of up to 5% of our common stock during the first year following the conversion and offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Federal Reserve Board. Based on the foregoing restrictions, we anticipate that we will not repurchase any shares of our common stock in the year following completion of the conversion and offering.

Restrictions on Transfer of Shares Applicable to Officers and Directors

Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers.

Shares of common stock purchased by our directors and executive officers may not be sold for a period of one year following the offering, except upon the death of the shareholder or unless approved by the Federal Reserve Board. Shares purchased by these persons in the open market after the offering will be free of this restriction. Shares of common stock issued to directors and executive officers and their associates will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to restricted common stock will be similarly restricted.

Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their accounts with Millington Bank as account holders. While this aspect of the offering makes it difficult, if not impossible, for insiders to purchase stock for the explicit purpose of meeting the minimum of the offering, any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Federal Reserve Board regulations restrict sales of common stock purchased in the offering by directors and executive officers for a period of one year following the offering.

Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of conversion, and their associates, during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under stock benefit plans.

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

Accounting Treatment

The conversion will be accounted for as a change in legal organization and form and not a business combination. Accordingly, the carrying amount of the assets and liabilities of Millington Bank will remain unchanged from their historical cost basis.

Material Income Tax Consequences

Although the conversion may be effected in any manner approved by the Federal Reserve Board that is consistent with the purposes of the plan of conversion and applicable law, regulations and policies, it is intended that the conversion will be effected through various mergers. Completion of the conversion and offering is conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to New Jersey and Maryland tax laws, that no gain or loss will be recognized by Millington Bank, MSB Financial — Federal or MSB Financial, MHC as a result of the conversion or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to Millington Bank, MSB Financial — Federal, MSB Financial, MHC, MSB Financial — Maryland, persons receiving subscription rights and shareholders of MSB Financial — Federal.

Jones Walker LLP has issued an opinion to MSB Financial — Federal, MSB Financial, MHC and MSB Financial — Maryland that, for federal income tax purposes:

1. The merger of MSB Financial, MHC with and into MSB Financial — Federal (the mutual holding company merger) will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. (Section 368(a)(l)(A) of the Internal Revenue Code.)

2. MSB Financial, MHC will not recognize any gain or loss on the transfer of its assets to MSB Financial — Federal and MSB Financial — Federal’s assumption of its liabilities, if any, in constructive exchange for a liquidation interest in MSB Financial — Federal or on the constructive distribution of such liquidation interest to Millington Bank depositors who remain depositors of Millington Savings Bank. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

3. No gain or loss will be recognized by MSB Financial — Federal upon the receipt of the assets of MSB Financial, MHC in the mutual holding company merger in exchange for the constructive transfer to the depositors of Millington Bank of a liquidation interest in MSB Financial — Federal (Section 1032(a) of the Internal Revenue Code.)

4. Persons who have an interest in MSB Financial, MHC will recognize no gain or loss upon the constructive receipt of a liquidation interest in MSB Financial — Federal in exchange for their voting and liquidation rights in MSB Financial, MHC.
(Section 354(a) of the Internal Revenue Code.)

5. The basis of the assets of MSB Financial, MHC (other than stock in MSB Financial — Federal) to be received by MSB Financial — Federal will be the same as the basis of such assets in the hands of MSB Financial, MHC immediately before the transfer. (Section 362(b) of the Internal Revenue Code.)

6. The holding period of the assets of MSB Financial, MHC (other than the stock in MSB Financial – Federal) in the hands of MSB Financial — Federal will include the holding period of those assets in the hands of MSB Financial, MHC. (Section 1223(2) of the Internal Revenue Code.)

7. The merger of MSB Financial — Federal with and into MSB Financial — Maryland (the holding company merger) will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. (Section 368(a)(1)(F) of the Internal Revenue Code.)

8. MSB Financial — Federal will not recognize any gain or loss on the transfer of its assets to MSB Financial — Maryland and MSB Financial — Maryland’s assumption of its liabilities in exchange for shares of common stock in MSB Financial — Maryland or on the constructive distribution of such stock to shareholders of MSB Financial — Federal other than MSB Financial, MHC and the constructive distribution of the liquidation accounts to the eligible account holders and supplemental eligible account holders. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

9. No gain or loss will be recognized by MSB Financial — Maryland upon the receipt of the assets of MSB Financial — Federal in the merger of MSB Financial – Federal with MSB Financial — Maryland. (Section 1032(a) of the Internal Revenue Code.)

10. The basis of the assets of MSB Financial — Federal to be received by MSB Financial — Maryland will be the same as the basis of such assets in the hands of MSB Financial — Federal immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)

11. The holding period of the assets of MSB Financial — Federal to be received by MSB Financial — Maryland will include the holding period of those assets in the hands of MSB Financial — Federal immediately prior to the transfer. (Section 1223(2) of the Internal Revenue Code.)

12. MSB Financial — Federal shareholders will not recognize any gain or loss upon their exchange of MSB Financial — Federal common stock for MSB Financial — Maryland common stock, except for cash paid in lieu of fractional shares. (Section 354 of the Internal Revenue Code.)

13. Eligible account holders and supplemental eligible account holders will not recognize any gain or loss upon n their constructive exchange of their liquidation interests in MSB Financial — Federal for the liquidation accounts in MSB Financial — Maryland (Section 354 of the Internal Revenue Code.)

14. The payment of cash to shareholders of MSB Financial — Federal in lieu of fractional shares of MSB Financial — Maryland common stock will be treated as though the fractional shares were distributed as part of the merger of MSB Financial – Federal with MSB Financial — Maryland and then redeemed by MSB Financial — Maryland. The cash payments will be treated as distributions in full payment for the fractional shares deemed redeemed under Section 302(a) of the Internal Revenue Code, with the result that such shareholders will have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares. (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.)

15. It is more likely than not that the fair market value of the nontransferable subscription rights to purchase MSB Financial — Federal common stock is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders, supplemental eligible account holders and other depositors upon distribution to them of nontransferable subscription rights to purchase shares of MSB Financial – Maryland common stock. (Section 356(a) of the Internal Revenue Code.) Eligible account holders, supplemental eligible account holders and other voting depositors will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights. (Rev. Rul. 56-572, 1956-2 C.B. 182.)

16. It is more likely than not that the fair market value of the benefit provided by the bank liquidation account supporting the payment of the liquidation account in the event MSB Financial — Maryland lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders and supplemental eligible account holders upon the constructive distribution to them of such rights in the bank liquidation account as of the effective date of the merger of MSB Financial – Federal with MSB Financial — Maryland. (Section 356(a) of the Internal Revenue Code.)

17. It is more likely than not that the basis of MSB Financial — Maryland common stock purchased in the offering by the exercise of the nontransferable subscription rights will be the purchase price thereof. (Section 1012 of the Internal Revenue Code.)

18. Each shareholder’s holding period in his or her MSB Financial — Maryland common stock received in the exchange will include the period during which the MSB Financial — Federal common stock surrendered was held, provided that the MSB Financial — Federal common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange. (Section 1223(1) of the Internal Revenue Code.)

19. Each shareholder’s aggregate basis in his or her MSB Financial — Maryland common stock received in the exchange will equal the aggregate basis of the common stock surrendered in exchange therefor. (Section 358(a) of the Code.)

20. The holding period of the common stock purchased pursuant to the exercise of subscriptions rights shall commence on the date on which the right to acquire such stock was exercised. (Section 1223(5) of the Internal Revenue Code.)

21. No gain or loss will be recognized by MSB Financial — Maryland on the receipt of money in exchange for common stock sold in the offering. (Section 1032 of the Internal Revenue Code.)

The statements set forth in paragraph (15) above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. The firm further noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

The statements set forth in paragraph (16) above are based on the position that the benefit provided by the bank liquidation account supporting the payment of the liquidation account if MSB Financial — Maryland lacks sufficient net assets has a fair market value of zero. According to our counsel: (1) there is no history of any holder of a liquidation account receiving any payment attributable to a liquidation account; (2) the interests in the liquidation account and bank liquidation account are not transferable; (3) the amounts due under the liquidation account with respect to each eligible account holder and supplemental eligible account holder will be reduced as their deposits in Millington Bank are reduced as described in the plan of conversion; and (4) the bank liquidation account payment obligation arises only if MSB Financial — Maryland lacks sufficient net assets to fund the liquidation account. If such bank liquidation account rights are subsequently found to have an economic value, income may be recognized by each eligible account holder and supplemental eligible account holder in the amount of such fair market value as of the effective date of the holding company merger. In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Millington Bank liquidation account supporting the payment of the liquidation account in the event MSB Financial — Maryland lacks sufficient net assets does not have any economic value at the time of the conversion. Based on the foregoing, Jones Walker LLP believes it is more likely than not that such rights in the Millington Bank liquidation account have no value. If such rights are subsequently found to have an economic value, income may be recognized by each eligible account holder or supplemental eligible account holder in the amount of such fair market value as of the date of the conversion.

BDO USA, LLP has issued an opinion to us to the effect that, more likely than not, the income tax consequences under New Jersey and Maryland law of the conversion are not materially different than for federal tax purposes.

Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

The opinions of Jones Walker LLP and BDO USA, LLP are filed as exhibits to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Interpretation, Amendment and Termination

All interpretations of the plan of conversion by our board of directors will be final, subject to the authority of the Federal Reserve Board. The plan of conversion provides that, if deemed necessary or desirable by the board of directors, the plan of conversion may be substantively amended by a majority vote of the board of directors as a result of comments from regulatory authorities or otherwise, at any time before the submission of proxy materials to the depositors of Millington Bank and shareholders of MSB Financial — Federal. Amendment of the plan of conversion thereafter requires a majority vote of the board of directors, with the concurrence of the Federal Reserve Board. The plan of conversion may be terminated by a majority vote of the board of directors at any time before the earlier of the date of the special meeting of shareholders and the date of the special meeting of depositors of Millington Bank, and may be terminated by the board of directors at any time thereafter with the concurrence of the Federal Reserve Board. The plan of conversion will terminate if the conversion and offering are not completed within 24 months from the date on which the depositors of Millington Bank approved the plan of conversion, and may not be extended by us or the Federal Reserve Board.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the conversion, current holders of MSB Financial — Federal common stock will become shareholders of MSB Financial — Maryland. There are certain differences in shareholder rights arising from distinctions between the charter and bylaws of MSB Financial — Federal and the articles of incorporation and bylaws of MSB Financial — Maryland and from distinctions between laws with respect to federally chartered savings and loan holding companies and Maryland law.

In some instances, the rights of shareholders of MSB Financial — Maryland will be less than the rights shareholders of MSB Financial — Federal currently have. The decrease in shareholder rights under the Maryland articles of incorporation and bylaws are not mandated by Maryland law but have been chosen by management as being in the best interest of MSB Financial — Maryland. In some instances, the differences in shareholder rights may increase management rights. In other instances, the provisions in MSB Financial — Maryland’s articles of incorporation and bylaws described below may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult. We believe that the provisions described below are prudent and will enhance our ability to remain an independent financial institution and reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the conversion proceeds into productive assets and allow us to implement our business plan during the initial period after the conversion. We believe these provisions are in the best interests of MSB Financial — Maryland and its shareholders.

The following discussion is not intended to be a complete statement of the differences affecting the rights of shareholders, but rather summarizes the more significant differences and certain important similarities. The discussion herein is qualified in its entirety by reference to the charter and bylaws of MSB Financial – Federal and the articles of incorporation and bylaws of MSB Financial — Maryland.

Authorized Capital Stock. The authorized capital stock of MSB Financial — Federal consists of 10,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, par value $0.10 per share. The authorized capital stock of the MSB Financial — Maryland will consist of 49,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share.

MSB Financial — Federal’s charter and MSB Financial — Maryland’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. Although neither board of directors has any intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt.

Issuance of Capital Stock. Currently, pursuant to applicable laws and regulations, MSB Financial, MHC is required to own not less than a majority of the outstanding common stock of MSB Financial — Federal. There will be no such restriction applicable to MSB Financial — Maryland following consummation of the conversion, as MSB Financial, MHC will cease to exist.

MSB Financial — Maryland’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to the directors, officers or controlling persons of MSB Financial — Maryland, whereas MSB Financial — Federal’s charter provides that no shares may be issued to directors, officers or controlling persons other than as part of a general public offering, or to directors for purposes of qualifying for service as directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. Thus, MSB Financial — Maryland could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of the capital stock of MSB Financial — Maryland could be issued directly to directors or officers without shareholder approval. However, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations. We plan to submit the stock compensation plan discussed in this prospectus to shareholders for their approval.

Neither the charter and bylaws of MSB Financial — Federal nor the articles of incorporation and bylaws of MSB Financial — Maryland provide for preemptive rights to shareholders in connection with the issuance of capital stock.

Voting Rights. Neither the charter of MSB Financial — Federal nor the articles of incorporation of MSB Financial — Maryland permits cumulative voting in the election of directors. Cumulative voting entitles you to a number of votes equaling the number of shares you hold multiplied by the number of directors to be elected. Cumulative voting allows you to cast all your votes for a single nominee or apportion your votes among any two or more nominees. For example, when two directors are to be elected, cumulative voting allows a holder of 100 shares to cast 200 votes for a single nominee, apportion 100 votes for each nominee, or apportion 200 votes in any other manner.

Payment of Dividends. The ability of Millington Bank to pay dividends on its capital stock is restricted by the New Jersey Department of Banking and Insurance, Federal Deposit Insurance Corporation and Federal Reserve Board regulations and by tax considerations related to savings banks. Millington Bank will continue to be subject to these restrictions after the conversion, and such restrictions will indirectly affect MSB Financial — Maryland because dividends from Millington Bank will be a primary source of funds for the payment of dividends to the shareholders of MSB Financial — Maryland.

Maryland law generally provides that, unless otherwise restricted in a corporation’s articles of incorporation, a corporation’s board of directors may authorize and a corporation may pay dividends to shareholders. However, a distribution may not be made if, after giving effect thereto, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend. In addition, under Maryland law, a distribution may only be made from (1) the net earnings of the corporation for the fiscal year; (2) the net earnings for the preceding fiscal year; or (3) the sum of the net earnings for the corporation for the preceding eight fiscal quarters.

Board of Directors. The bylaws of MSB Financial — Federal and the articles of incorporation of MSB Financial — Maryland each require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Under both the bylaws of MSB Financial — Federal and the bylaws of MSB Financial — Maryland, any vacancy occurring in the board of directors, however caused, may be filled by an affirmative vote of the majority of the directors then in office, whether or not a quorum is present. Any director of MSB Financial — Federal so chosen shall hold office until the next annual meeting of shareholders, and any director of MSB Financial — Maryland so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified.

The bylaws of MSB Financial — Maryland provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

Under the bylaws of MSB Financial — Federal, directors may be removed only for cause at a meeting of shareholders called for such purpose by the vote of the holders of a majority of the shares of stock entitled to vote at an election of directors. The articles of MSB Financial — Maryland provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the shares of stock entitled to vote.

Limitations on Liability. The articles of incorporation of MSB Financial — Maryland provide that, to the fullest extent permitted under Maryland law, the directors and officers of MSB Financial — Maryland shall have no personal liability to MSB Financial — Maryland or its shareholders for money damages, except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (3) to the extent otherwise provided by the Maryland General Corporation Law.

Currently, federal law does not permit federally chartered savings and loan holding companies like MSB Financial — Federal to limit the personal liability of directors in the manner provided by Maryland law and the laws of many other states.

Indemnification of Directors, Officers, Employees and Agents. Federal regulations provide that MSB Financial — Federal must indemnify its directors, officers and employees for any costs incurred in connection with any action involving any such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of MSB Financial — Federal or its shareholders. MSB Financial — Federal also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, MSB Financial — Federal is required to notify the Federal Reserve Board of its intention and such payment cannot be made if the Federal Reserve Board objects thereto.

The articles of incorporation of MSB Financial — Maryland provide that it will indemnify its directors and officers, whether serving it or at its request any other entity, to the fullest extent required or permitted under Maryland law. Such indemnification includes the advancement of expenses. The articles of incorporation of MSB Financial — Maryland also provide that MSB Financial — Maryland will indemnify its employees and agents to such extent as shall be authorized by the board of directors and be permitted by law.

Special Meetings of Shareholders. The bylaws of MSB Financial — Federal provide that special meetings of the shareholders of MSB Financial — Federal may be called by the Chairman, the President, a majority of the board of directors or at the written request of the holders of not less than one-tenth of the outstanding capital stock of MSB Financial — Federal entitled to vote at the meeting. The bylaws of MSB Financial — Maryland provide that special meetings of shareholders may be called by the Chairman, the President or by two-thirds of the total number of directors. In addition, Maryland law provides that a special meeting of shareholders shall be called by the Secretary upon written request of the holders of a majority of all the shares outstanding and entitled to vote on the business to be transacted at such meeting.

Shareholder Nominations and Proposals. The bylaws of MSB Financial — Federal provide an advance notice procedure for shareholders to nominate directors or bring other business before an annual or special meeting of shareholders of MSB Financial — Federal. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the MSB Financial — Federal board of directors or by a shareholder who has given appropriate notice to MSB Financial — Federal before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given MSB Financial — Federal appropriate notice of its intention to bring that business before the meeting.

MSB Financial — Maryland’s bylaws establish a similar advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders of MSB Financial — Maryland. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the

MSB Financial — Maryland board of directors or by a shareholder who has given appropriate notice to MSB Financial — Maryland before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given MSB Financial — Maryland appropriate notice of its intention to bring that business before the meeting. MSB Financial — Maryland’s Secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder who desires to raise new business must provide certain information to MSB Financial — Maryland concerning the nature of the new business, the shareholder, the shareholder’s ownership in MSB Financial – Maryland, if such shareholder is acting with or on behalf of another person and the identity of any such person, and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide MSB Financial — Maryland with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives MSB Financial — Maryland’s board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform shareholders and make recommendations about those matters.

Shareholder Action Without a Meeting. Under Maryland law, action may be taken by shareholders of MSB Financial — Maryland without a meeting if all shareholders entitled to vote on the action give written consent to taking such action without a meeting. Similarly, the bylaws of MSB Financial — Federal provide that action may be taken by shareholders without a meeting if all shareholders entitled to vote on the matter consent in writing to the taking of such action without a meeting.

Shareholder’s Right to Examine Books and Records. A federal regulation, which is currently applicable to MSB Financial — Federal, provides that shareholders holding of record at least $100,000 of stock or at least 1% of the total outstanding voting shares may inspect and make extracts from specified books and records of a federally chartered savings and loan association after proper written notice for a proper purpose.

Under Maryland law, a shareholder who has been a shareholder of record for at least six months or who holds, or is authorized in writing by holders of, at least 5% of the outstanding shares of any class or series of stock of a corporation has the right upon written request, to inspect in person or by agent, the corporation’s books of account and its stock ledger. In the case of such request, a corporation must prepare and make available such documents within 20 days after such request is made. In addition, under Maryland law, any shareholder or his agent, upon written notice, may inspect and copy during usual business hours, the corporation’s bylaws, minutes of the proceedings of shareholders, annual statements of affairs and voting trust agreements. In the case of any such request, a corporation must make available such documents within seven days after such request is made.

Limitations on Voting Rights. The articles of incorporation of MSB Financial — Maryland provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of MSB Financial — Maryland or any subsidiary or a trustee of a plan.

In addition, Federal Reserve Board regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of MSB Financial — Maryland’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

Mergers, Consolidations and Sales of Assets. Federal regulations currently require the approval of two-thirds of the board of directors of MSB Financial — Federal and the holders of two-thirds of the outstanding stock of MSB Financial — Federal entitled to vote thereon for mergers, consolidations and sales of all or substantially all of its assets. Such regulation permits MSB Financial — Federal to merge with another corporation without obtaining the approval of its shareholders if:

•	it does not involve an interim savings institution;

•	the charter of MSB Financial — Federal is not changed;

•	each share of MSB Financial — Federal stock outstanding immediately before the effective date of the transaction is to be an identical outstanding share or a treasury share of MSB Financial — Federal after such effective date; and

•	either: (a) no shares of voting stock of MSB Financial — Federal and no securities convertible into such stock are to be issued or delivered under the plan of combination or (b) the authorized unissued shares or the treasury shares of voting stock of MSB Financial — Federal to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of MSB Financial — Federal outstanding immediately before the effective date of the transaction.

Under Maryland law, a merger or consolidation of MSB Financial — Maryland requires approval of two-thirds of all votes entitled to be cast by shareholders, except that no approval by shareholders is required for a merger if:

•	the plan of merger does not make an amendment of the articles of incorporation that would be required to be approved by the shareholders;

•	each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•	the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of shares of the class or series of stock outstanding immediately before the merger.

The articles of incorporation of MSB Financial — Maryland establish that the vote required for a merger or consolidation is a majority of the total shares outstanding.

In addition, under certain circumstances the approval of the shareholders shall not be required to authorize a merger with or into a 90% owned subsidiary of MSB Financial — Maryland.

Under Maryland law, a sale of all or substantially all of MSB Financial — Maryland’s assets other than in the ordinary course of business, or a voluntary dissolution of MSB Financial — Maryland, requires the approval of its board of directors and the affirmative vote of two-thirds of the votes entitled to be cast on the matter.

Business Combinations with Interested Shareholders. Under Maryland law, “business combinations” between MSB Financial — Maryland and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of MSB Financial — Maryland’s voting stock after the date on which MSB Financial — Maryland had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of

MSB Financial — Maryland at any time after the date on which MSB Financial — Maryland had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of MSB Financial — Maryland. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between MSB Financial — Maryland and an interested shareholder generally must be recommended by the board of directors of MSB Financial — Maryland and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of MSB Financial — Maryland and (2) two-thirds of the votes entitled to be cast by holders of voting stock of MSB Financial — Maryland other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if MSB Financial — Maryland’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Neither the charter or bylaws of MSB Financial — Federal nor the federal laws and regulations applicable to MSB Financial — Federal contain a provision that restricts business combinations between MSB Financial — Federal and any interested shareholder in the manner set forth above.

Dissenters’ Rights of Appraisal. Under Maryland law, shareholders of MSB Financial — Maryland have the right to dissent from any plan of merger or consolidation to which MSB Financial — Maryland is a party, and to demand payment for the fair value of their shares unless the articles of incorporation provide otherwise. Pursuant to MSB Financial — Maryland’s articles of incorporation, holders of MSB Financial — Maryland common stock are not entitled to exercise the rights of an objecting shareholder.

Evaluation of Offers; Other Corporate Constituencies. The articles of incorporation of MSB Financial — Maryland provide that its directors, in discharging their duties to MSB Financial — Maryland and in determining what they reasonably believe to be in the best interest of MSB Financial — Maryland, may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the economic effect, both immediate and long-term, upon MSB Financial — Maryland’s shareholders, including shareholders, if any, choosing not to participate in the transaction; (b) effects, including any social and economic effects on the employees, suppliers, creditors, depositors and customers of, and others dealing with, MSB Financial — Maryland and its subsidiaries and on the communities in which MSB Financial — Maryland and its subsidiaries operate or are located; (c) whether the proposal is acceptable based on the historical and current operating results or financial condition of MSB Financial — Maryland; (d) whether a more favorable price could be obtained for MSB Financial — Maryland’s stock or other securities in the future; (e) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees; (f) the future value of the stock or any other securities of MSB Financial — Maryland; and (g) any antitrust or other legal and regulatory issues that are raised by the proposal. If on the basis of these factors the board of directors determines that any proposal or offer to acquire MSB Financial — Maryland is not in the best interest of MSB Financial — Maryland, it may reject such proposal or offer. If the board of directors determines to reject any such proposal or offer, the board of directors shall have no obligation to facilitate, remove any barriers to, or refrain from impeding the proposal or offer.

By having these standards in the articles of incorporation of MSB Financial — Maryland, the board of directors may be in a stronger position to oppose such a transaction if the board of directors concludes that the transaction would not be in the best interest of MSB Financial — Maryland, even if the price offered is significantly greater than the market price of any equity security of MSB Financial — Maryland.

Amendment of Governing Instruments. No amendment of the charter of MSB Financial — Federal may generally be made unless it is first proposed by the board of directors, then preliminarily approved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of MSB Financial — Maryland generally may be amended by the holders of a majority of the shares entitled to vote, provided that any amendment of Section C of Article SIXTH (limitation on common stock voting rights), Sections B and D of Article SEVENTH (classification of board of directors and removal of directors from office), Sections F and J of Article EIGHTH (amendment of bylaws and elimination of director and officer liability) and Article TENTH (amendment of certain provisions of the articles of incorporation), must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the shareholders to the fullest extent allowed under Maryland law.

The bylaws of MSB Financial — Federal may be amended in a manner consistent with regulations of the Federal Reserve Board and shall be effective after (1) approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the shareholders of MSB Financial — Federal at any legal meeting and (2) receipt of applicable regulatory approval. The bylaws of MSB Financial — Maryland may be amended by the affirmative vote of a majority of the directors or by the vote of the holders of not less than 75% of the votes entitled to be cast by holders of the capital stock of MSB Financial — Maryland entitled to vote generally in the election of directors (considered for this purpose as one class) at a meeting of the shareholders called for that purpose at which a quorum is present (provided that notice of such proposed amendment is included in the notice of such meeting).

RESTRICTIONS ON ACQUISITION OF MSB FINANCIAL – MARYLAND

General

Certain provisions in the articles of incorporation and bylaws of MSB Financial — Maryland may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Articles of Incorporation and Bylaws of MSB Financial — Maryland

Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal and state regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our articles of incorporation and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

Limitation on Voting Rights. Our articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of MSB Financial — Maryland or any subsidiary or a trustee of a plan.

Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of MSB Financial — Maryland.

Filling of Vacancies; Removal. Our bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled only by a vote of a majority of the directors then in office. A person elected to fill a vacancy on the board of directors will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified. Our articles provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of 75% of the shares entitled to vote. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

Qualification. Our bylaws provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. These provisions contained in our bylaws may prevent shareholders from nominating themselves or persons of their choosing for election to the board of directors.

Elimination of Cumulative Voting. Our articles of incorporation provide that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.

Special Meetings of Shareholders. Our shareholders must act only through an annual or special meeting. Special meetings of shareholders may only be called by the Chairman, the President, by two-thirds of the total number of directors or by the Secretary upon the written request of the holders of a majority of all the shares entitled to vote at a meeting. The limitations on the calling of special meetings of shareholders may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Amendment of Articles of Incorporation. Our articles of incorporation provide that certain amendments to our articles of incorporation relating to a change in control of us must be approved by at least 75% of the outstanding shares entitled to vote.

Advance Notice Provisions for Shareholder Nominations and Proposals. Our bylaws establish an advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a shareholder who has given appropriate notice to us before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given us appropriate notice of the shareholder’s intention to bring that business before the meeting. Our Secretary must receive notice of the nomination or proposal not less than 90 days before the date of the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder who desires to raise new business must provide us with certain information concerning the nature of the new business, the shareholder, the shareholder’s ownership of MSB Financial — Maryland and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about those matters.

Authorized but Unissued Shares of Capital Stock. Following the offering, we will have authorized but unissued shares of common and preferred stock. Our articles of incorporation authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates, and liquidation preferences. Such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Business Combinations with Interested Shareholders. Under Maryland law, “business combinations” between MSB Financial — Maryland and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of MSB Financial — Maryland’s voting stock after the date on which MSB Financial — Maryland had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of MSB Financial — Maryland at any time after the date on which MSB Financial — Maryland had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of MSB Financial — Maryland. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between MSB Financial — Maryland and an interested shareholder generally must be recommended by the board of directors of MSB Financial — Maryland and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of MSB Financial — Maryland and (2) two-thirds of the votes entitled to be cast by holders of voting stock of MSB Financial — Maryland other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if MSB Financial — Maryland’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Regulatory Restrictions

Federal Reserve Board Regulations. Federal Reserve Board regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

The acquisition of 10% or more of our outstanding common stock may trigger provisions of the Bank Holding Company Act, the Change in Bank Control Act of 1978, the Federal Reserve Board’s Regulation Y and FDIC regulations. The Federal Reserve Board and the FDIC also require persons who at any time intend to acquire control of a state savings bank or its holding company to provide 60 days prior written notice and certain financial and other information to the Federal Reserve Board and the FDIC.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Federal Reserve Board and FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Federal Reserve Board and the FDIC to disapprove a proposed acquisition on certain specified grounds.

DESCRIPTION OF MSB FINANCIAL — MARYLAND CAPITAL STOCK

The common stock of MSB Financial — Maryland represents nonwithdrawable capital, is not an account of any type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

General

MSB Financial — Maryland is authorized to issue 49,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01. Each share of MSB Financial — Maryland’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. MSB Financial — Maryland will not issue any shares of preferred stock in the conversion and offering.

Common Stock

Dividends. MSB Financial — Maryland can pay dividends if, as and when declared by its board of directors. The payment of dividends by MSB Financial — Maryland is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of MSB Financial — Maryland will be entitled to receive and share equally in dividends declared by the board of directors of MSB Financial — Maryland. If MSB Financial — Maryland issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Unless MSB Financial — Maryland issues preferred stock, the holders of common stock of MSB Financial — Maryland will possess exclusive voting rights in MSB Financial — Maryland. They will elect MSB Financial — Maryland’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of MSB Financial — Maryland,” delete extra space each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If MSB Financial — Maryland issues preferred stock, holders of MSB Financial — Maryland preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Millington Bank, MSB Financial — Maryland, as the sole holder of Millington Bank’s capital stock, would be entitled to receive all of Millington Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Millington Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of MSB Financial — Maryland, the holders of its common stock would be entitled to receive all of the assets of MSB Financial — Maryland available for distribution after payment or provision for payment of all its debts and liabilities. If MSB Financial — Maryland issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of MSB Financial — Maryland will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

MSB Financial — Maryland will not issue any preferred stock in the conversion and offering and it has no current plans to issue any preferred stock after the conversion and offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors may, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock of MSB Financial — Maryland will be Computershare, Highlands Ranch, Colorado.

REGISTRATION REQUIREMENTS

In connection with the conversion and offering, we will register our common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the conversion and offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

LEGAL AND TAX OPINIONS

The legality of our common stock has been passed upon for us by Jones Walker LLP. The federal income tax consequences of the conversion have been opined upon by Jones Walker LLP. BDO USA, LLP has provided an opinion to us regarding the New Jersey and Maryland income tax consequences of the conversion. Jones Walker LLP and BDO USA, LLP have consented to the references to their opinions in this prospectus. Certain legal matters will be passed upon for Keefe, Bruyette & Woods by Kilpatrick Townsend & Stockton, LLP.

EXPERTS

The consolidated financial statements of MSB Financial — Federal and subsidiary as of December 31, 2014 and June 30, 2014 and 2013, and for the transition period ended December 31, 2014 and the fiscal years ended June 30, 2014 and 2013, included in this prospectus and in the registration statement have been so included in reliance upon the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in accounting and auditing.

RP Financial has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

MSB Financial, MHC has filed an application for approval of the plan of conversion with the Federal Reserve Board. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Board of Governors of the Federal Reserve System, 20 th Street and Constitution Avenue, NW, Washington, DC 20551 and at the Federal Reserve Bank of Philadelphia, Ten Independence Mall, Philadelphia, Pennsylvania 19106.

A copy of the plan of conversion is available without charge from Millington Bank by contacting the Stock Information Center.

The appraisal report of RP Financial has been filed as an exhibit to our registration statement and to our application to the Federal Reserve Board. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its Web site as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Federal Reserve Board as described above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

MSB FINANCIAL — FEDERAL

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Financial Condition as of December 31, 2014 and June 30, 2014 and 2013	F-2
Consolidated Statements of Comprehensive Income (Loss) For the Transition Period Ended December 31, 2014 and the Years Ended June 30, 2014 and 2013	F-3
Consolidated Statements of Changes in Stockholders’ Equity for the Transition Period Ended December 31, 2014 and the Years Ended June 30, 2014 and 2013	F-5
Consolidated Statements of Cash Flows for the Transition Period Ended December 31, 2014 and the Years Ended June 30, 2014 and 2013	F-6
Notes to Consolidated Financial Statements	F-8

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for MSB Financial — Maryland have not been included in this prospectus because MSB Financial — Maryland, which has engaged only in organizational activities to date, has no significant ssets, contingent or other liabilities, revenues or expenses.

Tel: 732 750-0900 Fax: 732 750-1222 www.bdo.com	90 Woodbridge Center Drive 4th Floor Woodbridge, NJ 07095

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

MSB Financial Corp.

Millington, New Jersey

We have audited the accompanying consolidated statements of financial condition of MSB Financial Corp. and Subsidiaries (collectively the “Company”) as of December 31, 2014, June 30, 2014 and June 30, 2013 and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for the six-month period ended December 31, 2014, and the years ended June 30, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MSB Financial Corp. and Subsidiaries at December 31, 2014, June 30, 2014 and June 30, 2013, and the results of their operations and their cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Woodbridge, New Jersey

March 3, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BOO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

	At December 31, 2014	At June 30,
		2014	2013
(Dollars in thousands)		(Restated)
Assets
Cash and due from banks	$6,145	$6,432	$19,941
Interest-earning demand deposits with banks	1,374	876	4,814

Cash and Cash Equivalents	7,519	7,308	24,755

Securities held to maturity (fair value of $77,975, $83,636 and $78,367, respectively)	78,518	84,932	80,912
Loans receivable, net of allowance for loan losses of $3,634, $3,686 and $4,270, respectively	231,449	230,275	223,256
Other real estate owned	1,283	409	530
Premises and equipment	8,298	8,486	8,882
Federal Home Loan Bank of New York stock, at cost	1,710	2,190	1,827
Bank owned life insurance	7,246	7,136	6,919
Accrued interest receivable	1,251	1,318	1,229
Other assets	2,978	3,070	4,160

Total Assets	$340,252	$345,124	$352,470

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$24,821	$22,206	$18,559
Interest bearing	241,247	241,183	261,908

Total Deposits	266,068	263,389	280,467

Advances from Federal Home Loan Bank of New York	30,000	38,000	30,000
Advance payments by borrowers for taxes and insurance	575	494	132
Other liabilities	2,584	2,553	2,480

Total Liabilities	299,227	304,436	313,079

Stockholders’ Equity
Common stock, par value $0.10; 10,000,000 shares authorized; 5,620,625 issued; 5,010,437 shares outstanding	562	562	562
Paid-in capital	24,689	24,616	24,473
Retained earnings	21,766	21,548	20,560
Unallocated common stock held by ESOP (67,447, 75,878 and 92,740 shares, respectively)	(674)	(759)	(927)
Treasury stock, at cost, 610,188 shares	(5,244)	(5,244)	(5,244)
Accumulated other comprehensive loss	(74)	(35)	(33)

Total Stockholders’ Equity	41,025	40,688	39,391

Total Liabilities and Stockholders’ Equity	$340,252	$345,124	$352,470

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Six Months Ended December 31,		Year Ended June 30,
	2014	2013	2014	2013
(in thousands except per share amounts)		(Unaudited)
Interest Income
Loans receivable, including fees	$5,049	$4,987	$10,033	$10,435
Securities held to maturity	875	938	1,870	1,504
Other	44	45	89	93

Total Interest Income	5,968	5,970	11,992	12,032

Interest Expense
Deposits	784	868	1,655	2,007
Borrowings	389	381	767	714

Total Interest Expense	1,173	1,249	2,422	2,721

Net Interest Income	4,795	4,721	9,570	9,311

Provision for Loan Losses	100	300	600	4,044

Net Interest Income after Provision for Loan Losses	4,695	4,421	8,970	5,267

Non-Interest Income
Fees and service charges	170	200	407	329
Income from bank owned life insurance	110	109	217	217
Unrealized gain on trading securities	—	—	—	1
Other	44	54	100	103

Total Non-Interest Income	324	363	724	650

Non-Interest Expenses
Salaries and employee benefits	2,039	1,885	3,784	3,859
Directors compensation	239	227	444	495
Occupancy and equipment	678	662	1,343	1,403
Service bureau fees	264	308	626	553
Advertising	72	71	144	162
FDIC assessment	144	248	410	291
Professional services	412	273	547	543
Fraud loss	439	—	—	—
Other	457	350	860	983

Total Non-Interest Expenses	4,744	4,024	8,158	8,289

Income (Loss) before Income Taxes	275	760	1,536	(2,372)
Income Tax Expense (Benefit)	57	261	548	(987)

Net Income (Loss)	$218	$499	$988	$(1,385)

Weighted average number of shares of common stock outstanding-basic and diluted	4,939	4,922	4,926	4,933

Earnings (Loss) per common share-basic and diluted	$0.04	$0.10	$0.20	$(0.28)

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss) – (Continued)

	Six Months Ended December 31,		Year Ended June 30,
(Dollars in thousands)	2014	2013	2014	2013
		(Unaudited)
Other comprehensive (loss) income, net of tax

Defined benefit pension plans:

Actuarial loss arising during period, net of tax of $24 and $— for the six months ended December 31, 2014 and 2013, respectively and ($1) and ($36) for the year ended June 30, 2014 and 2013, respectively	$(37)	$—	$2	$50

Reclassification adjustment for prior service cost included in net income, net of tax of $— and( $1) for the six months ended December 31, 2014 and 2013, respectively and ($2) and ($4) for the year ended June 30, 2014 and 2013, respectively [Note A]	—	1	2	7

Reclassification adjustment for net actuarial (gain) loss included in net income, net of tax $2 and $3 for the six months ended December 31, 2014 and 2013, respectively, and $5 and ($6) for the year ended June 30, 2014 and 2013, respectively [Note B]	(2)	(3)	(6)	11

Other comprehensive (loss) income	(39)	(2)	(2)	68

Comprehensive income (loss)	$179	$497	$986	$(1,317)

Note A: The gross amount of prior service cost amortization is recorded in Directors’ Compensation. The related tax impact is recorded in income tax expense.

Note B: The gross amount of actuarial (gain) loss amortization is recorded in Salaries and Benefits, ($15), ($14), ($28) and ($16), respectively, and Directors’ Compensation, $11, $8, $17 and $33, respectively. The related tax expense is recorded in income tax expense.

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Dollars in thousands)	Common Stock	Paid-In Capital	Retained Earnings	Unallocated Common Stock Held by ESOP	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance - June 30, 2012 (as originally presented)	$562	$24,214	$22,067	$(1,096)	$(4,768)	$(101)	$40,878
Restatement adjustment			(122)				(122)

Balance - June 30, 2012 (as restated)			21,945				40,756
Net loss			(1,385)				(1,385)
Other comprehensive income, net of tax						68	68
Allocation of ESOP stock		(58)		169			111
Treasury stock repurchased (74,855 Shares)					(476)		(476)
Stock-based compensation		317					317

Balance - June 30, 2013 (as restated)	$562	$24,473	$20,560	$(927)	$(5,244)	$(33)	$39,391

Net income			988				988
Other comprehensive loss, net of tax						(2)	(2)
Allocation of ESOP stock		(37)		168			131
Stock-based compensation		180					180

Balance - June 30, 2014 (as restated)	$562	$24,616	$21,548	$(759)	$(5,244)	$(35)	$40,688

Net income			218				218
Other comprehensive loss, net of tax						(39)	(39)
Allocation of ESOP stock		(9)		85			76
Stock-based compensation		82					82

Balance – December 31, 2014	$562	$24,689	$21,766	$(674)	$(5,244)	$(74)	$41,025

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Six Months Ended December 31,		Year Ended June 30,
(Dollars in thousands)	2014	2013	2014	2013
		(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$218	$499	$988	$(1,385)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net amortization (accretion) of securities premiums and discounts and deferred loan fees and costs	(16)	3	(13)	(263)
Depreciation and amortization of premises and equipment	238	253	496	567
Stock based compensation and allocation of ESOP stock	158	153	311	428
Provision for loan losses	100	300	600	4,044
Loss on impairment of other real estate owned	—	—	—	64
Gain on sale of other real estate owned	(1)	(123)	(142)	(62)
Deferred income taxes	178	—	448	(494)
Income from bank owned life insurance	(110)	(109)	(217)	(217)
Unrealized gain on trading securities	—	—	—	(1)
Decrease (increase) in accrued interest receivable	67	(71)	(89)	112
(Increase) decrease in other assets	(60)	(181)	644	257
(Decrease) increase in other liabilities	(34)	66	69	77

Net Cash Provided by Operating Activities	738	790	3,095	3,127

Cash Flows from Investing Activities
Activity in held to maturity securities:
Purchases	—	(8,379)	(8,380)	(71,755)
Maturities, calls and principal repayments	6,371	3,251	4,262	41,622
Net (increase) decrease in loans receivable	(2,113)	(9,441)	(9,203)	10,674
Purchase of bank premises and equipment	(50)	(59)	(100)	(49)
Purchase of bank owned life insurance	—	—	—	(588)
Purchase of Federal Home Loan Bank of New York stock	—	(202)	(565)	(462)
Redemption of Federal Home Loan Bank of New York stock	480	45	202	—
Capitalized improvements of other real estate owned	(64)	(74)	(87)	(72)
Proceeds from the sale of other real estate owned	89	1,178	2,045	2,276
Proceeds from the sale of trading securities	—	—	—	53

Net Cash Used in Investing Activities	4,713	(13,681)	(11,826)	(18,301)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	2,679	(10,034)	(17,078)	(3,331)
Advances from Federal Home Loan Bank of New York	—	3,500	11,500	10,000
Repayment of advances from Federal Home Loan Bank of New York	(8,000)	315	(3,500)	—
Increase in advance payments by borrowers for taxes and insurance	81	—	362	35
Cash dividends paid to minority shareholders	—	—	—	(56)
Purchase of treasury stock	—	—	—	(476)

Net Cash (Used in) Provided by Financing Activities	(5,240)	(6,219)	(8,716)	6,172

Net Increase (decrease) in Cash and Cash Equivalents	211	(19,110)	(17,447)	(9,002)
Cash and Cash Equivalents – Beginning	7,308	24,755	24,755	33,757

Cash and Cash Equivalents – Ending	$7,519	$5,645	$7,308	$24,755

See notes to consolidated financial statements.

MSB Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	Six Months Ended December 31,		Year Ended June 30,
(Dollars in thousands)	2014	2013	2014	2013
		(Unaudited)
Supplementary Cash Flows Information
Interest paid	$1,164	$1,251	$2,425	$2,723

Income taxes paid	$3	$1	$1	$239

Loan receivable transferred to other real estate	$898	$1,618	$1,695	$2,736

See notes to consolidated financial statements.

Note 1 – Organization and Business

MSB Financial Corp. (the “Company”) is a federally-chartered corporation organized in 2004 for the purpose of acquiring all of the capital stock that Millington Savings Bank (the “Bank”) issued in its mutual holding company reorganization. The Company’s principal business is the ownership and operation of the Bank.

MSB Financial, MHC (the “MHC”) is a federally-chartered mutual holding company that was formed in 2004 in connection with the mutual holding company reorganization. The MHC has not engaged in any significant business other than its ownership interest in the Company since its formation. So long as the MHC is in existence, it will at all times own a majority of the outstanding stock of the Company. At December 31, 2014, the MHC owned 61.7% of the Company’s outstanding common shares.

The Bank is a New Jersey chartered stock savings bank and its deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). The primary business of the Bank is attracting retail deposits from the general public and using those deposits together with funds generated from operations, principal repayments on securities and loans and borrowed funds, for its lending and investing activities. The Bank’s loan portfolio primarily consists of one-to-four family and home equity residential loans, commercial loans, and construction loans. It also invests in U.S. government obligations and mortgage-backed securities. The Bank is regulated by the New Jersey Department of Banking and Insurance and the FDIC. The Board of Governors of the Federal Reserve System (the “Federal Reserve”) regulates the MHC and the Company as savings and loan holding companies.

The primary business of Millington Savings Service Corp (the “Service Corp”) was the ownership and operation of a single commercial rental property, which was sold during the year ended June 30, 2007. Currently the Service Corp is inactive.

Note 2 - Summary of Significant Accounting Policies

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and the Bank’s wholly owned subsidiary, the Service Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses all available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the Bank’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

The Company has evaluated events and transactions occurring subsequent to the consolidated statement of financial condition date of December 31, 2014 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Note 2 - Summary of Significant Accounting Policies (Continued)

Effective November 17, 2014, the Company changed its fiscal year end from June 30 to December 31. The six month period ended December 31, 2014 is the Company’s transitional period for its change in fiscal year end.

Prior Period Adjustment

During the Transition Period, we determined that income taxes for the fiscal years ended June 30, 2011 and 2010 were misstated by an aggregate of $122,000. The misstatements related to the calculation of deferred income taxes. Accordingly, a restatement adjustment was made, effective June 30, 2011, to reduce both deferred income tax assets and stockholders’ equity by $122,000. For purposes of the audited consolidated financial statements, the restatement is reflected in the opening balances of the earliest year presented.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits with banks with original maturities of three months or less.

Securities

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of being sold in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities or as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable income taxes, reported in a separate component of stockholders’ equity. The Company had no trading or available for sale securities as of December 31, 2014, June 30, 2014 or June 30, 2013.

Individual securities are considered impaired when their fair value is less than amortized cost. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary” in accordance with applicable accounting guidance. Accordingly, the Company accounts for temporary impairments based upon a security’s classification as trading, available for sale or held to maturity. Temporary impairments on available for sale securities are recognized, on a tax-effected basis, through other comprehensive income (loss) with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements; however, information concerning the amount and duration of impairments on held to maturity securities is disclosed in the notes to the consolidated financial statements. The carrying value of securities held in the trading portfolio is adjusted to fair value through earnings on a monthly basis.

Other-than-temporary impairments on securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level equal to or exceeding amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. The credit-related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit-related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred taxes, in other comprehensive income (loss).

Note 2 - Summary of Significant Accounting Policies (Continued)

The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value of a security has been lower than the cost, and the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer. The Company also assesses its intent with regard to selling or holding each security as well as any conditions which may require the sale of security prior to the recovery of fair value to a level which equals or exceeds amortized cost.

Discounts and premiums on securities are accreted/amortized to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Risk

The Bank’s lending activities are concentrated in loans secured by real estate located in the State of New Jersey.

Loans Receivable

Loans are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or when management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Certain loans may remain on accrual status if they are in the process of collection and are either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Credit Losses

The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the statement of financial condition date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management’s estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities, when required, on the consolidated statement of financial condition. The allowance for credit losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. All, or part, of the principal balance of loans receivable that are deemed uncollectible are charged against the allowance for loan losses when management determines that the repayment of that amount is highly unlikely. Any subsequent recoveries are credited to the allowance for loan losses. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible.

Note 2 - Summary of Significant Accounting Policies (Continued)

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, the composition of the loan portfolio, current economic conditions and other relevant factors.

This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

The allowance calculation methodology includes segregation of the total loan portfolio into segments. The Company’s loans receivable portfolio is comprised of the following segments: residential mortgage, commercial real estate, construction, commercial and industrial and consumer. Some segments of the Company’s loan receivable portfolio are further disaggregated into classes which allow management to more accurately monitor risk and performance.

The residential mortgage loan segment is disaggregated into two classes: one-to-four family loans, which are primarily first liens, and home equity loans, which consist of first and second liens. The commercial real estate loan segment includes owner and non-owner occupied loans which have medium risk based on historical experience with these type of loans. The construction loan segment is further disaggregated into two classes: one-to-four family owner-occupied, which includes land loans, whereby the owner is known and there is less risk, and other, whereby the property is generally under development and tends to have more risk than the one-to-four family owner-occupied loans. The commercial and industrial loan segment consists of loans made for the purpose of financing the activities of commercial customers. The majority of commercial and industrial loans are secured by real estate and thus carry a lower risk than traditional commercial and industrial loans. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these classes of loans, adjusted for qualitative factors. These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Experience, ability, and depth of lending management and staff.

5.	Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.

6.	Quality of the Company’s loan review system, and the degree of oversight by the Company’s Board of Directors.

7.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

8.	Effect of external factors, such as competition and legal and regulatory requirements.

Note 2 - Summary of Significant Accounting Policies (Continued)

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation.

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Impaired Loans

Management evaluates individual loans in all of the loan segments (including loans in the residential mortgage and consumer segments) for possible impairment if the recorded investment in the loan is greater than $200,000 and if the loan is either in nonaccrual status or is risk rated Substandard or worse or has been modified in a troubled debt restructuring. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Loans whose terms are modified are classified as a troubled debt restructuring (“TDR”) if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a TDR generally involve a reduction in interest rate below market rate given the associated credit risk, or an extension of a loan’s stated maturity date or capitalization of interest and/or escrow. Nonaccrual TDRs are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as TDRs are designated as impaired until they are ultimately repaid in full or foreclosed and sold. The nature and extent of impairment of TDRs, including those which experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

Once the determination has been made that a loan is impaired, impairment is measured by comparing the recorded investment in the loan to one of the following: (a) the present value of expected cash flows (discounted at the loan’s effective interest rate), (b) the loan’s observable market price or (c) the fair value of collateral adjusted for expected selling costs. The method is selected on a loan by loan basis with management primarily utilizing the fair value of collateral method.

The estimated fair values of the real estate collateral are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

Note 2 - Summary of Significant Accounting Policies (Continued)

The estimated fair values of the non-real estate collateral, such as accounts receivable, inventory and equipment, are determined based on the borrower’s financial statements, inventory reports, accounts receivable aging schedules or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

The evaluation of the need and amount of the allowance for impaired loans and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

Other Real Estate Owned (“OREO”)

Other real estate owned represents real estate acquired through formal foreclosure or by taking possession of the real estate and is initially recorded at the lower of cost or fair value, less estimated selling costs establishing a new cost basis. Write-downs required at the time of acquisition are charged to the allowance for loan losses establishing a new cost basis. Thereafter, the Company maintains an allowance for decreases in the properties’ estimated fair value, through charges to earnings. Such charges are included in other non-interest expense along with any additional property maintenance. OREO totaled $1,283,000, $409,000 and $530,000, respectively, at December 31, 2014, June 30, 2014 and June 30, 2013.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

Years
Building and improvements	5 - 50
Furnishings and equipment	3 – 7
Leasehold improvements	Shorter of useful life
or term of lease

Significant renewals and betterments are capitalized to the premises and equipment account. Maintenance and repairs are charged to operations in the year incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (“FHLB”) system to hold restricted stock of its district’s FHLB according to a predetermined formula based on advances available and outstanding. The restricted stock is carried at cost. Management’s determination of whether these shares are impaired is based on an assessment of the ultimate recoverability of its cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge was necessary related to the FHLB restricted stock during the six months ended December 31, 2014 or the fiscal years ended June 30, 2014 or 2013.

Note 2 - Summary of Significant Accounting Policies (Continued)

Bank Owned Life Insurance

Bank owned life insurance is carried at net cash surrender value. The change in the net cash surrender value is recorded as a component of non-interest income.

Defined Benefit Plans

In accordance with applicable guidance prescribed in FASB ASC 715, “Compensation – Retirement Benefits”, the Company recognizes the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in the consolidated statement of financial condition, with changes in the funded status recorded through other comprehensive income (loss) in the year in which those changes occur. The funded status of the plan is calculated using actuarial concepts which involve making assumptions regarding discount rate, mortality, expected rate of compensation increases and others.

Stock-based Compensation Plans

In accordance with FASB ASC 718, “Compensation – Stock Compensation”, the Company recognizes compensation expense for the total of the fair value of all share-based compensation awards granted over the requisite service periods. In addition, ASC 718 requires that cash flow activity be reported on a financing rather than an operating cash flow basis for the benefits, if any, of realized tax deductions in excess of previously recognized tax benefits on compensation expense.

Advertising

The Company expenses advertising and marketing costs as incurred.

Income Taxes Expense (Benefit)

The Company and its subsidiaries file a consolidated federal income tax return with the MHC. Federal income taxes are allocated based on the contribution of their respective income or loss to the consolidated income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided in these consolidated financial statements on the basis of reported income (loss). The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items of income and expense for financial reporting and income tax reporting purposes. Deferred income taxes are recorded to recognize such temporary differences.

The Company follows the provisions of FASB ASC 740, “Income Taxes”, formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN48”). ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation under ASC 740, no significant income tax uncertainties have been identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the six months ended December 31, 2014 or the years ended June 30, 2014 and 2013. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income (loss). The Company did not recognize any interest and penalties for the six months ended December 31, 2014 or the years ended June 30, 2014 and 2013. The tax years subject to examination by the taxing authorities are the years ended June 30, 2014, 2013, 2012, and 2011.

Note 2 - Summary of Significant Accounting Policies (Continued)

Off-Balance Sheet Credit-Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding, exclusive of the Employee Stock Ownership Plan (“ESOP”) shares not yet committed to be released. Diluted earnings per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable (such as stock options) or which could be converted into common stock, if dilutive, using the treasury stock method. Diluted earnings (loss) per share did not differ from basic earnings (loss) per share for the six months ended December 31, 2014 and 2013 (unaudited) or the years ended June 30, 2014 and 2013, as the 275,410 weighted average number of outstanding stock options for the six months ended December 31, 2014 and 2013 (unaudited) or the years ended June 30, 2014 and 2013, were all anti-dilutive and the Company incurred a net loss during the year ended June 30, 2013.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes benefit plans amounts recognized under ASC 715, “Compensation-Retirement Benefits”. This item of other comprehensive income (loss) reflects, net of tax, prior service costs and unrealized net losses that had not been recognized in the consolidated financial statements prior to the implementation of ASC 715 along with actuarial losses arising during the current period.

Interest Rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to purchase securities and to make loans primarily secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of the Bank’s interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising rate environment, liabilities will generally reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank’s assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Note 3 - Stock Offering and Stock Repurchase Program

A Registration Statement on Form S-1 (File No. 333-137294), as amended, was filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the offer for sale of up to 2,199,375 shares (subject to increase to 2,529,281 shares) of its common stock at $10.00 per share. The offering closed on January 4, 2007 and 2,529,281 shares were sold for gross proceeds of $25,292,810, including 202,342 shares sold to the Bank’s newly established ESOP. Net proceeds of the offering totaled approximately $24.5 million. Concurrent with the closing of the offering, the MHC received 3,091,344 shares of Company common stock in exchange for the 10,000 shares previously owned. At June 30, 2014, the MHC is the majority stockholder of the Company owning 61.7% of the Company’s outstanding common stock. Prior to January 4, 2007, the MHC owned 100% of the Company’s outstanding 10,000 shares of common stock.

Note 3 - Stock Offering and Stock Repurchase Program (Continued)

Since the first repurchase program authorized by the Company’s Board of Directors on January 29, 2008, the Company has repurchased 610,188 shares of the Company’s common stock through several repurchase programs. The Company did not repurchase any shares during the six months ended December 31, 2014 or the year ended June 30, 2014.

The Company did not declare or pay any cash dividends during the six months ended December 31, 2014, or the years ended June 30, 2014 and 2013.

Note 4 - Securities Held to Maturity

The amortized cost of securities held to maturity and their fair values are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
December 31, 2014:
U.S. Government agencies	$44,180	$—	$967	$43,213
Mortgage-backed securities	25,426	567	184	25,809
Corporate bonds	4,611	37	12	4,636
Certificates of deposits	4,301	17	1	4,317

	$78,518	$621	$1,164	$77,975

June 30, 2014:
U.S. Government agencies	$49,177	$49	$1,551	$47,675
Mortgage-backed securities	26,089	464	338	26,215
Corporate bonds	4,630	56	5	4,681
Certificates of deposits	5,036	30	1	5,065

	$84,932	$599	$1,895	$83,636

June 30, 2013:
U.S. Government agencies	$46,194	$84	$2,131	$44,147
Mortgage-backed securities	24,768	297	754	24,311
Corporate bonds	4,669	15	72	4,612
Certificates of deposits	5,281	17	1	5,297

	$80,912	$413	$2,958	$78,367

All mortgage-backed securities at December 31, 2014 and June 30, 2014 and 2013 have been issued by FNMA, FHLMC or GNMA and are secured by 1-4 family residential real estate.

Note 4 - Securities Held to Maturity (Continued)

The amortized cost and fair value of securities held to maturity at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
U.S. Government agencies:
Due after one year through five years	$19,000	$18,730
Due after five years through ten years	13,180	12,877
Due thereafter	12,000	11,606

	44,180	43,213

Mortgage-backed securities
Due after one year through five years	1,042	1,025
Due after five years through ten years	19,383	19,807
Due thereafter	5,001	4,977

	25,426	25,809

Corporate Bonds
Due after one year through five years	3,111	3,137
Due after five years through ten years	1,500	1,499

	4,611	4,636

Certificates of Deposits
Due within one year	1,380	1,383
Due after one year through five years	2,921	2,934

	4,301	4,317

	$78,518	$77,975

There were no sales of securities held to maturity during the six months ended December 31, 2014 or the years ended June 30, 2014 and 2013. At December 31, 2014 and June 30, 2014 and 2013 securities held to maturity with a fair value of approximately $992,300, $764,000 and $782,000, respectively, were pledged to secure public funds on deposit.

Note 4 - Securities Held to Maturity (Continued)

The following table provides the gross unrealized losses and fair value of securities in an unrealized loss position, by the length of time that such securities have been in a continuous unrealized loss position:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
December 31, 2014:
U.S. Government agencies	$—	$—	$43,213	$967	$43,213	$967
Mortgage-backed securities	12	—	13,499	184	13,511	184
Corporate bonds	998	3	1,020	9	2,018	12
Certificates of deposits	489	1	—	—	489	1

	$1,499	$4	$57,732	$1,160	$59,231	$1,164

June 30, 2014:
U.S. Government agencies	$36,339	$1,341	$6,290	$210	$42,629	$1,551
Mortgage-backed securities	17,022	325	816	13	17,838	338
Corporate bonds	1,031	5	—	—	1,031	5
Certificates of deposits	489	1	—	—	489	1

	$54,881	$1,672	$7,106	$223	$61,987	$1,895

June 30, 2013:
U.S. Government agencies	$42,048	$2,131	$—	$—	$42,048	$2,131
Mortgage-backed securities	18,401	754	—	—	18,401	754
Corporate bonds	2,980	72	—	—	2,980	72
Certificates of deposits	246	1	—	—	246	1

	$63,675	$2,958	$—	$—	$63,675	$2,958

At December 31, 2014, management concluded that the unrealized losses above (which related to thirty-one U.S. Government agency bonds, fourteen mortgage-backed securities, three corporate bonds and two certificates of deposit compared to thirty-one U.S. Government agency bonds, twenty-two mortgage-backed securities, two corporate bonds and two certificates of deposit, as of June 30, 2014 and thirty-one U.S. Government agency bonds, fourteen mortgage-backed securities, five corporate bonds and one certificate of deposit, as of June 30, 2013) were temporary in nature since they were not related to the underlying credit quality of the issuer. The Company does not intend to sell these securities and it is not more-likely-than-not that the Company would be required to sell these securities prior to the full recovery of fair value to a level which equals or exceeds amortized cost. The losses above are primarily related to market conditions and are considered noncredit related and temporary.

Note 5 - Loans Receivable and Allowance for Loan Losses

The composition of total loans receivable at December 31, 2014 and June 30, 2014 and 2013 was as follows:

	At December 31, 2014	At June 30,
(in thousands)		2014	2013
Residential mortgage:
One-to-four family	$144,966	$143,283	$136,704
Home equity	36,847	38,484	40,682

	181,813	181,767	177,386

Commercial and multi-family real estate	31,637	32,036	32,171
Construction	12,651	12,517	8,895
Commercial and industrial	9,663	9,666	9,267

	53,951	54,219	50,333

Consumer:
Deposit accounts	913	602	611
Automobile	30	33	111
Personal	32	36	32
Overdraft protection	177	161	175

	1,152	832	929

Total Loans Receivable	236,916	236,818	228,648

Loans in process	(1,499)	(2,491)	(745)
Deferred loan fees	(334)	(366)	(377)

	$235,083	$233,961	$227,526

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

The following tables present impaired loans by class, segregated by those for which a related allowance was required and those for which a related allowance was not necessary as of December 31, 2014 and 2013, June 30, 2014 and 2013 and the average recorded investment in and interest income recognized on impaired loans during the six months ended December 31, 2014 and 2013 and the years ended June 30, 2014 and 2013.

	December 31, 2014			Six Months Ended December 31, 2014
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage
One-to-four family	$14,479	$15,168	$—	$15,228	$317
Home equity	734	828	—	1,082	17
Commercial and multi-family real estate	1,328	1,386	—	1,727	15
Construction
One-to-four family owner-occupied	—	—	—	1,138	24
Other	564	638	—	604	14
Commercial and industrial	727	1,266	—	676	17

	17,832	19,286	—	20,455	404

With an allowance recorded:
Residential mortgage
One-to-four family	—	—	—	—	—
Home equity	—	—	—	—	—
Commercial and multi-family real estate	544	943	7	181	19
Construction
One-to-four family owner-occupied	—	—	—	—	—
Other	—	—	—	92	—
Commercial and industrial	—	—	—	26	—

	544	943	7	299	19

Total:
Residential mortgage
One-to-four family	14,479	15,168	—	15,228	317
Home equity	734	828	—	1,082	17
Commercial and multi-family real estate	1,872	2,329	7	1,908	34
Construction
One-to-four family owner-occupied	—	—	—	1,138	24
Other	564	638	—	696	14
Commercial and industrial	727	1,267	—	702	17

	$18,376	$20,229	$7	$20,754	$423

(1)	As of December 31, 2014, impaired loans listed above include $16.1 million of loans previously modified in TDRs and as such are considered impaired under GAAP. As of December 31, 2014, $11.5 million of these loans have been performing in accordance with their modified terms for an extended period of time and as such were removed from non-accrual status and considered performing.

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

	Six Months Ended December 31, 2013 (unaudited)
(in thousands)	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage
One-to-four family	$14,384	$313
Home equity	2,239	28
Commercial and multi-family real estate	1,303	20
Construction
One-to-four family owner-occupied	1,138	48
Other	1,033	22
Commercial and industrial	848	18
Consumer	—	—

	20,945	449

With an allowance recorded:
Residential mortgage
One-to-four family	963	—
Home equity	445	—
Commercial and multi-family real estate	1,067	18
Construction
One-to-four family owner-occupied	569	—
Other	92	1
Commercial and industrial	13	1
Consumer	1	—

	3,150	20

Total:
Residential mortgage
One-to-four family	15,347	313
Home equity	2,684	28
Commercial and multi-family real estate	2,370	38
Construction
One-to-four family owner-occupied	1,707	48
Other	1,125	23
Commercial and industrial	861	19
Consumer	1	—

	$24,095	$469

As of December 31, 2013 (unaudited), impaired loans listed above include $15.9 million of loans previously modified in TDRs and as such are considered impaired under GAAP. As of December 31, 2013 (unaudited), $12.6 million of these loans have been performing in accordance with their modified terms for an extended period of time and as such were removed from non-accrual status and considered performing.

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

	June 30, 2014			Year Ended June 30, 2014
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage
One-to-four family	$15,975	$16,667	$—	$14,982	$620
Home equity	1,740	1,756	—	2,019	41
Commercial and multi-family real estate	1,973	2,431	—	1,404	76
Construction
One-to-four family owner-occupied	1,707	1,936	—	1,365	97
Other	750	750	—	920	36
Commercial and industrial	648	1,187	—	813	36

	22,793	24,727	—	21,503	906

With an allowance recorded:
Residential mortgage
One-to-four family	—	—	—	632	—
Home equity	—	—	—	294	—
Commercial and multi-family real estate	—	—	—	752	—
Construction
One-to-four family owner-occupied	—	—	—	341	—
Other	137	138	73	110	3
Commercial and industrial	—	—	—	—	—

	137	138	73	2,129	3

Total:
Residential mortgage
One-to-four family	15,975	16,667	—	15,614	620
Home equity	1,740	1,756	—	2,313	41
Commercial and multi-family real estate	1,973	2,431	—	2,156	76
Construction
One-to-four family owner-occupied	1,707	1,936	—	1,706	97
Other	887	888	73	1,030	39
Commercial and industrial	648	1,187	—	813	36

	$22,930	$24,865	$73	$23,632	$909

(1)	As of June 30, 2014, impaired loans listed above include $16.7 million of loans previously modified in TDRs and as such are considered impaired under GAAP. As of June 30, 2014, $13.4 million of these loans have been performing in accordance with their modified terms for an extended period of time and as such were removed from non-accrual status and considered performing.

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

	June 30, 2013			Year Ended June 30, 2013
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgage
One-to-four family	$13,817	$14,747	$—	$11,978	$437
Home equity	3,376	3,406	—	3,399	127
Commercial and multi-family real estate	1,796	1,867	—	1,742	65
Construction
One-to-four family owner-occupied	—	—	—	387	—
Other	1,601	1,510	—	671	16
Commercial and industrial	750	1,103	—	536	29

	21,340	22,633	—	18,713	674

With an allowance recorded:
Residential mortgage
One-to-four family	1,469	1,720	58	3,219	34
Home equity	891	1,214	233	737	7
Commercial and multi-family real estate	1,444	1,804	88	1,512	17
Construction
One-to-four family owner-occupied	1,707	1,936	23	1,230	87
Other	—	—	—	646	—
Commercial and industrial	150	100	31	449	5

	5,661	6,774	433	7,793	150

Total:
Residential mortgage
One-to-four family	15,286	16,467	58	15,197	471
Home equity	4,267	4,620	233	4,136	134
Commercial and multi-family real estate	3,240	3,671	88	3,254	82
Construction
One-to-four family owner-occupied	1,707	1,936	23	1,617	87
Other	1,601	1,510	—	1,317	16
Commercial and industrial	900	1,203	31	985	34

	$27,001	$29,407	$433	$26,506	$824

(1)	As of June 30, 2013, impaired loans listed above included $18.1 million of loans previously modified in TDRs and as such are considered impaired under GAAP. As of June 30, 2013, $11.8 million of these loans have been performing in accordance with their modified terms for an extended period of time and as such were removed from nonaccrual status and considered performing.

Credit Quality Indicators

Management uses an eight point internal risk rating system to monitor the credit quality of the loans in the Company’s commercial real estate, construction and commercial and industrial loan segments. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually or when credit deficiencies, such as delinquent loan payments, arise. The criticized rating categories utilized by management generally follow bank regulatory definitions. The first six risk rating categories are considered not criticized, and are aggregated as “Pass” rated. The “Special Mention” category includes assets that are currently protected, but are potentially weak, resulting in increased credit risk and deserving management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified “Substandard” have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified “Doubtful” have all the weaknesses inherent in loans classified “Substandard” with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a “Loss” are considered uncollectible and subsequently charged off.

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

The following table presents the classes of the loans receivable portfolio summarized by the aggregate “Pass” and the criticized categories of “Special Mention”, “Substandard”, “Doubtful” and “Loss” within the internal risk rating system as of December 31, 2014 and June 30, 2014 and 2013:

As of December 31, 2014	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Residential mortgage
One-to-four family	$139,946	$465	$4,332	$—	$—	$144,743
Home equity	36,243	—	602	—	—	36,845
Commercial and multi-family real estate	27,616	2,345	1,613	—	—	31,574
Construction
One-to-four family owner-occupied	1,760	—	—	—	—	1,760
Other	8,351	940	64	—	—	9,355
Commercial and industrial	8,781	102	771	—	—	9,654
Consumer	1,143	—	9	—	—	1,152

Total	$223,840	$3,852	$7,391	$—	$—	$235,083

As of June 30, 2014	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Residential mortgage
One-to-four family	$137,784	$—	$5,326	$—	$—	$143,110
Home equity	36,597	—	1,816	—	—	38,413
Commercial and multi-family real estate	27,280	3,062	1,621	—	—	31,963
Construction
One-to-four family owner-occupied	850	—	1,707	—	—	2,557
Other	6,851	445	64	—	73	7,433
Commercial and industrial	8,769	105	778	—	—	9,652
Consumer	824	—	9	—	—	833

Total	$218,955	$3,612	$11,321	$—	$73	$233,961

As of June 30, 2013	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(In thousands)
Residential mortgage
One-to-four family	$124,185	$2,908	$9,325	$—	$28	$136,446
Home equity	38,946	126	1,393	—	216	40,681
Commercial and multi-family real estate	27,025	2,491	2,516	—	72	32,103
Construction
One-to-four family owner-occupied	2,845	—	1,693	—	14	4,552
Other	1,980	988	—	60	—	3,569
Commercial and industrial	8,188	112	923	—	22	9,246
Consumer	899	23	7	—	—	929

Total	$204,068	$6,649	$15,856	$60	$352	$227,526

Management further monitors the performance and credit quality of the loan receivable portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due.

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

The following table represents the classes of the loans receivable portfolio summarized by aging categories of performing loans and non-accrual loans as of December 31, 2014 and June 30, 2014 and 2013:

As of December 31, 2014	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivables	Nonaccrual Loans	Loans Receivable > 90 Days and Accruing
	(In thousands)
Residential Mortgage
One-to-four family	$2,271	$901	$1,266	$4,438	$140,305	$144,743	$3,360	$360
Home equity	98	—	223	321	36,524	36,845	430	—
Commercial and multi-family real estate	—	—	1,239	1,239	30,335	31,574	1,239	—
Construction
One-to-four family owner-occupied	—	—	—	—	1,760	1,760	—	—
Other	—	65	—	65	9,290	9,355	65	—
Commercial and industrial	260	—	169	429	9,225	9,654	628	—
Consumer	—	—	—	—	1,152	1,152	—	—

Total	$2,629	$966	$2,897	$6,492	$228,591	$235,083	$5,722	$360

As of June 30, 2014	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivables	Nonaccrual Loans	Loans Receivable > 90 Days and Accruing
	(In thousands)
Residential Mortgage
One-to-four family	$2,496	$1,381	$2,185	$6,062	$137,048	$143,110	$4,346	$310
Home equity	32	125	1,207	1,364	37,049	38,413	1,586	51
Commercial and multi-family real estate	—	—	1,248	1,248	30,715	31,963	1,248	—
Construction
One-to-four family owner-occupied	—	—	—	—	2,557	2,557	—	—
Other	—	—	—	—	7,433	7,433	137	—
Commercial and industrial	9	—	170	179	9,473	9,652	635	—
Consumer	4	—	—	4	829	833	—	—

Total	$2,541	$1,506	$4,810	$8,857	$225,104	$233,961	$7,952	$361

As of June 30, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivables	Nonaccrual Loans	Loans Receivable > 90 Days and Accruing
	(In thousands)
Residential Mortgage
One-to-four family	$3,910	$1,525	$5,822	$11,257	$125,189	$136,446	$7,955	$501
Home equity	412	127	1,317	1,856	38,825	40,681	1,502	146
Commercial and multi-family real estate	782	—	1,805	2,587	29,516	32,103	2,587	—
Construction
One-to-four family owner-occupied	—	—	—	—	4,552	4,552	—	—
Other	1,000	—	601	1,601	1,968	3,569	601	—
Commercial and industrial	472	49	280	801	8,445	9,246	—	—
Consumer	5	—	—	5	924	929	802	—

Total	$6,581	$1,701	$9,825	$18,107	$209,419	$227,526	$13,447	$647

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

Allowance for Loan Losses

The following table summarizes the allowance for loan losses and the loan receivable balances, by the portfolio segment segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2014 and June 30, 2014 and 2013.

	At December 31, 2014
(in thousands)	Residential Mortgage	Commercial and Multi- Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Ending Balance	$2,109	$885	$317	$290	$6	$27	$3,634

Ending balance: individually evaluated for impairment	$—	$7	$—	$—	$—	$—	$7

Ending balance: collectively evaluated for impairment	$2,109	$878	$317	$290	$6	$27	3,627

Loans receivable:
Ending balance	$181,588	$31,574	$11,115	$9,654	$1,152	$—	$235,083

Ending balance: individually evaluated for impairment	$15,213	$1,872	$564	$727	$—	$—	$18,376

Ending balance: collectively evaluated for impairment	$166,375	$29,702	$10,551	$8,927	$1,152	$—	$216,707

	As of June 30, 2014
(in thousands)	Residential Mortgage	Commercial and Multi- Family Real Estate	Construction	Commercial and Industrial	Consumer	Total
Allowance for loan losses:
Ending Balance	$2,183	$860	$379	$256	$8	$3,686

Ending balance: individually evaluated for impairment	$—	$—	$73	$—	$—	$73

Ending balance: collectively evaluated for impairment	$2,183	$860	$306	$256	$8	$3,613

Loans receivables:
Ending balance	$181,524	$31,963	$9,990	$9,652	$832	$233,961

Ending balance: individually evaluated for impairment	$17,715	$1,973	$2,594	$648	$—	$22,930

Ending balance: collectively evaluated for impairment	$163,809	$29,990	$7,396	$9,004	$832	$211,031

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

	At June 30, 2013
(in thousands)	Residential Mortgage	Commercial and Multi- Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Ending Balance	$3,036	$706	$238	$276	$11	$3	$4,270

Ending balance: individually evaluated for impairment	$291	$88	$23	$31	$—	$—	$433

Ending balance: collectively evaluated for impairment	$2,745	$618	$215	$245	$11	$3	$3,837

Loans receivable:
Ending balance	$177,127	$32,103	$8,121	$9,246	$929	$—	$227,526

Ending balance: individually evaluated for impairment	$19,553	$3,240	$3,308	$900	$—	$—	$27,001

Ending balance: collectively evaluated for impairment	$157,574	$28,863	$4,813	$8,346	$929	$—	$200,525

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

Federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

The following table presents changes in the allowance for loan losses for the six months ended December 31, 2014 and 2013 and the years ended June 30, 2014 and 2013:

	Six Months Ended December 31, 2014
(in thousands)	Residential Mortgage	Commercial and Multi- Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Balance, beginning	$2,183	$860	$379	$256	$8	$—	$3,686
Provisions	231	25	(218)	35	—	27	100
Loans charged-off	(342)	—	(73)	(1)	(2)	—	(418)
Recoveries	37	—	229	—	—	—	266

Balance, ending	$2,109	$885	$317	$290	$6	$27	$3,634

	Six Months Ended December 31, 2013 (Unaudited)
(in thousands)	Residential Mortgage	Commercial and Multi- Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Balance, beginning	$3,036	$706	$238	$276	$11	$3	$4,270
Provisions	(183)	253	166	63	1	—	300
Loans charged-off	(498)	(340)	(118)	(54)	—	—	(1,010)
Recoveries	11	—	—	8	—	—	19

Balance, ending	$2,366	$619	$286	$293	$12	$3	$3,579

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

	Year Ended June 30, 2014
(in thousands)	Residential Mortgage	Commercial and Multi- Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Balance, beginning	$3,036	$706	$238	$276	$11	$3	$4,270
Provisions	(351)	494	246	208	6	(3)	600
Loans charged-off	(537)	(340)	(119)	(236)	(9)	—	(1,241)
Recoveries	35	—	14	8	—	—	57

Balance, ending	$2,183	$860	$379	$256	$8	$—	$3,686

	Year Ended June 30, 2013
(in thousands)	Residential Mortgage	Commercial and Multi- Family Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:
Balance, beginning	$1,808	$445	$527	$272	$13	$—	$3,065
Provisions	3,039	609	44	346	3	3	4,044
Loans charged-off	(1,867)	(348)	(333)	(342)	(5)	—	(2,895)
Recoveries	42	—	14	—	—	—	56

Balance, ending	$3,022	$706	$252	$276	$11	$3	$4,270

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

Troubled Debt Restructurings

The recorded investment balance of troubled debt restructurings, (“TDRs”) totaled $16.1 million at December 31, 2014 compared with $16.7 million and $18.1 million at June 30, 2014 and June 30, 2013, respectively. The majority of the Company’s TDRs are on accrual status and totaled $11.5 million at December 31, 2014 versus $13.4 million and $11.8 million at June 30, 2014 and June 30, 2013. The total of TDRs on non-accrual status was $4.6 million for December 31, 2014 and $3.2 million and $6.2 million at the respective June periods. The allowance for loan losses included specific reserves of $7,000, $73,000 and $152,000 for the December and June 2014 and 2013 periods respectively, related to TDRs.

During the Transition Period, the Company had three loans modified as TDR’s. One of the loans was a fixed rate mortgage loan that had its interest reduced from 5.5% to 5.0%. The second loan was a fixed rate home equity loan which was restructured to a 7 year term, based on the original amortization period, and the rate was reduced to 4.75%, from 6.25%. The third loan was an adjustable rate home equity line of credit whose rate and term did not change, but the outstanding real estate taxes were capitalized to the existing loan balance.

The Company had two loans modified as TDRs during the year ended June 30, 2014. One of the loans was a residential adjustable rate mortgage whereby the borrower was able to pay past due interest and escrow. The past due principal was re-amortized over the remaining term. There was no change in the interest rate or maturity date. The other loan was a fixed rate mortgage whereby the past due taxes were capitalized and the Company granted interest-only payments until March 2015. In addition, tax escrows will be required on an on-going basis. There was no change in the interest rate or maturity date.

The Company had eighteen loans modified in TDRs during the year ended June 30, 2013. Three of these loans were restructured as interest only for a one-year period. Four of the loans were commercial lines of credit that were extended for another twelve months of which two were given higher interest rates and two remained at the same rate. One loan had the maturity extended from a 20-year term to a 30-year term with a reduced rate. Five loans had interest rates reduced for a five-year period. One loan had a rate reduction for a one-year period. One commercial construction loan was restructured bringing in a new owner and scheduling annual principal step-downs over a three-year period which will result in a full payout. Three loans were restructured by capitalizing past due amounts of interest and escrow and granting lower rates.

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

The following tables summarize by class loans modified into TDRs during the six months ended December 31, 2014 and 2013 and the years ended June 30, 2014 and 2013.

	Six Months Ended December 31, 2014
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Residential Mortgage
One-to-four family	3	$779	$811

Total	3	$779	$811

	Six Months Ended December 31, 2013 (Unaudited)
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Residential Mortgage
One-to-four family	1	$818	$816

Total	1	$818	$816

	Year Ended June 30, 2014
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Residential Mortgage
One-to-four family	2	$1,054	$1,071

Total	2	$1,054	$1,071

	Year Ended June 30, 2013
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Residential Mortgage
One-to-four family	10	$3,625	$3,582
Commercial and multi-family real estate	3	1,119	1,063
Construction
Other	1	1,150	987
Commercial and industrial	4	214	214

Total	18	$6,108	$5,846

Note 5 - Loans Receivable and Allowance for Loan Losses (Continued)

The following tables summarize loans modified in TDRs during the previous six months and for which there was a subsequent payment default for the six months ended December 31, 2014 and 2013 and during the previous 12 months and for which there was a subsequent payment default during the years ended June 30, 2014 and June 30, 2013. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

	Six Months Ended December 31, 2014
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Residential Mortgage
Commercial and multi-family real estate	—	$—	$—
Commercial and industrial	—	—	—

Total	—	$—	$—

	Six Months Ended December 31, 2013 (Unaudited)
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Commercial and multi-family real estate	1	$409	$409

Total	1	$409	$409

	Year Ended June 30, 2014
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Residential Mortgage
Commercial and multi-family real estate	1	$409	$409
Commercial and industrial	2	23	68

Total	3	$432	$477

	Year Ended June 30, 2013
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
		(Dollars in thousands)
Residential Mortgage
One-to-four family	1	$156	$127

Total	1	$156	$127

Note 6 - Premises and Equipment

The components of premises and equipment at December 31, 2014 and June 30, 2014 and 2013 were as follows:

	At December 31, 2014	At June 30,
		2014	2013
	(In thousands)
Land	$1,937	$1,937	$1,937
Buildings and improvements	8,477	8,477	8,469
Leasehold improvements	1,769	1,767	1,787
Furnishings and equipment	1,868	1,835	1,887
Assets being developed for future use	7	15	3

	14,058	14,031	14,083
Accumulated depreciation and amortization	(5,760)	(5,545)	(5,201)

	$8,298	$8,486	$8,882

Note 7 - Accrued Interest Receivable

The components of interest receivable at December 31, 2014 and June 30, 2014 and 2013 were as follows:

	At December 31, 2014	At June 30,
		2014	2013
	(In thousands)
Loans	$874	$886	$847
Securities held to maturity	377	432	382

	$1,251	$1,318	$1,229

Note 8 - Deposits

Deposits at December 31, 2014 and at June 30, 2014 and 2013 consist of the following classifications:

	At December 31, 2014		At June 30,
			2014		2013
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
			(Dollars in thousands)
Non-interest bearing demand	$24,821	—%	$22,206	—%	$18,559	—%
NOW	35,770	0.12	31,899	0.15	31,973	0.14
Super NOW	5,645	0.20	4,791	0.20	3,991	0.20
Savings and club	101,210	0.22	102,241	0.21	112,385	0.21
Money market demand	4,684	0.23	3,724	0.23	3,611	0.23
Certificates of deposit	93,938	1.30	98,528	1.32	109,948	1.40

	$266,068	0.57%	$263,389	0.60%	$280,467	0.65%

A summary of certificates of deposit by maturity at December 31, 2014 and June 30, 2014 is as follows (in thousands):

	At December 31, 2014	At June 30, 2014
Within one year	$56,692	$62,142
One to two years	19,505	19,058
Two to three years	10,647	9,154
Three to four years	3,595	3,515
Four to five years	1,418	2,527
Thereafter	2,081	2,132

	$93,938	$98,528

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $41.5 million, $41.8 million and $44.7 million at December 31, 2014 and at June 30, 2014 and 2013, respectively. Generally, deposits in excess of $250,000 are not insured by the FDIC.

A summary of interest expense on deposits for the six months ended December 31, 2014 and 2013 and for the years ended June 30, 2014 and 2013 is as follows:

	Six Months Ended December 31,		Year Ended June 30,
	2014	2013	2014	2013
		(Unaudited)
		(Dollars in thousands)
NOW, super NOW and money market demand	$33	$25	$50	$51
Savings and club	109	120	233	251
Certificates of deposit	642	723	1,372	1,705

	$784	$868	$1,655	$2,007

Note 9 - Borrowings

The Company participates in the FHLB of New York (the “FHLB of NY”) Overnight Advance Program. Advances under this program allow the Company to borrow up to the balance of its qualifying mortgage loans that have been pledged as collateral, less any related outstanding indebtedness. As of December 31, 2014 and June 30, 2014 and 2013, the Company had $69.0 million, $69.5 million and $80.8 million, respectively, available for borrowing under this agreement.

Term advances due to the FHLB of NY at December 31, 2014 and June 30, 2014 and 2013 consisted of the following:

	Fixed Interest Rate	At December 31, 2014	At June 30,
Maturity			2014	2013
			(In thousands)
February 25, 2016	0.780%	$5,000	$5,000	$5,000
March 07, 2016	0.780	5,000	5,000	5,000
November 27, 2017	3.272	10,000	10,000	10,000
March 05, 2018	3.460	10,000	10,000	10,000

	2.504%	$30,000	$30,000	$30,000

The advances are secured by a blanket assignment of unpledged and qualifying mortgage loans.

The Company did not have any overnight advances with the FHLB of NY as of December 31, 2014 compared to an $8.0 million overnight advance with the FHLB of NY as of June 30, 2014. The Company did not have any overnight advances with the FHLB of NY as of June 30, 2013.

As of December 31, 2014 and June 30, 2014, the Company also had a $20.0 million line of credit with a financial institution for reverse repurchase agreements that it could access if necessary. There were no amounts outstanding on the line at December 31, 2014, June 30, 2014 and 2013

Note 10 - Lease Commitments and Total Rental Expense

The Company leases three branch locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2014 and at June 30, 2014 (in thousands):

	At December 31, 2014	At June 30, 2014
Within one year	$415	$415
One to two years	421	415
Two to three years	388	431
Three to four years	324	333
Four to five years	172	263
Thereafter	237	307

	$1,957	$2,164

The total rental expense for all leases was approximately $208,000 for the six months ended December 31, 2014 and 2013 and $407,000 for each of the years ended June 30, 2014 and 2013, respectively.

Note 11 - Income Taxes

The total tax expense (benefit) consisted of the following for the six months ended December 31, 2014 and 2013 and the years ended June 30, 2014 and 2013:

	Six-Months Ended December 31,		Year Ended June 30,
	2014	2013	2014	2013
		(Unaudited)
		(In thousands)
Current income tax expense (benefit):
Federal	$(91)	$(445)	$7	$(394)
State	(30)	54	93	(99)

	(121)	(391)	100	(493)

Deferred income tax expense (benefit):
Federal	120	638	408	(384)
State	58	14	40	(110)

	178	652	448	(494)

	$57	$261	$548	$(987)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense (benefit) included in the statements of comprehensive income (loss) for the six months ended December 31, 2014 and 2013 and the years ended June 30, 2014 and 2013, is as follows:

	Six-months ended December 31,
	2014		2013
	Amount	% of Pretax Income	Amount	% of Pretax Income
			(Unaudited)
Federal income tax at statutory rate	$93	34.0%	$258	34.0%
State tax, net of federal benefit	19	6.9	45	5.9
Bank Owned Life Insurance	(38)	(13.7)	(37)	(4.9)
ESOP and stock-based compensation	(19)	(6.9)	(6)	(0.8)
Other	2	0.5	1	0.1

	$57	20.8%	$261	34.3%

	Year ended June 30,
	2014		2013
	Amount	% of Pretax Income	Amount	% of Pretax Income
Federal income tax at statutory rate	$522	34.0%	$(807)	34.0%
State tax, net of federal benefit	88	5.8	(138)	5.8
Bank Owned Life Insurance	(74)	(4.8)	(69)	2.9
ESOP and stock-based compensation	(19)	(1.3)	57	(2.4)
Other	31	2.0	(30)	1.3

	$548	35.7%	$(987)	41.6%

Note 11 - Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2014 and June 30, 2014 and 2013 were as follows:

	At December 31,	At June 30,
	2014	2014	2013
		(In thousands)
Deferred tax assets:
Allowances for losses on loans and commitments	$1,463	$1,484	$1,717
Uncollected interest	106	142	425
Benefit plans	967	983	941
Benefit plans AOCI	50	24	21
Restricted stock award	33	72	72
Other	66	63	56

	2,685	2,768	3,232

Deferred tax liabilities
Depreciation	(217)	(148)	(166)

Net deferred tax asset included in other assets	$2,468	$2,620	$3,066

Retained earnings included $1.5 million at December 31, 2014 and at June 30, 2014 and 2013, for which no provision for income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 (the “Act”) eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The Act also provides for the recapture of deductions arising from the “applicable excess reserve” defined as the total amount of reserve over the base year reserve. The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

Note 12 - Benefit Plans

Directors’ Retirement Plan

The Bank has a Directors’ Retirement Plan, which provides that certain directors meeting specified age and service requirements may retire and continue to be paid. This plan is unfunded.

The following table sets forth the accumulated benefit obligation, the changes in the plan’s projected benefit obligation and the plan’s funded status as of and for each period presented.

	As of and for the Six Months Ended December 31,	As of and for the Years Ended June 30,
	2014	2014	2013
	(Dollars in thousands)
Accumulated benefit obligation – ending	$1,416	$1,356	$1,231

Projected benefit obligation – beginning	$1,454	$1,380	$1,340
Service cost	11	22	17
Interest cost	32	67	56
Actuarial loss	71	19	(10)
Benefit payments	(17)	(34)	(23)
Plan Amendments	(115)	—	—

Projected benefit obligation – ending	$1,436	$1,454	$1,380

Plan assets at fair value – beginning	$—	$—	$—
Employer contribution	17	34	23
Benefit payments	(17)	(34)	(23)

Plan assets at fair value – ending	$—	$—	$—

Funded status at end of year (included in other liabilities)	$1,436	$1,454	$1,380

Assumptions:
Discount rate	4.00%	4.50%	5.00%
Rate of compensation increase	3.00%	3.00%	3.00%

Note 12 - Benefit Plans (Continued)

Directors’ Retirement Plan (Continued)

Net periodic pension cost included the following:

	Six Months Ended December 31,		Years Ended June 30,
	2014	2013	2014	2013
		(Unaudited)
		(Dollars in thousands)
Service cost	$11	$11	$22	$17
Interest cost	32	33	67	56
Amortization of unrecognized loss	11	8	17	33
Amortization of unrecognized past service liability	—	2	4	11

Net periodic pension cost	$54	$54	$110	$117

Assumptions:
Discount rate	4.50%	5.00%	5.00%	4.25%
Rate of compensation	3.00%	3.00%	3.00%	3.00%

For the year ending December 31, 2015, the Bank expects to contribute $69,000 to the plan.

Estimated future benefit payments for the years ending December 31, which reflect expected future service, as appropriate, are as follows (in thousands):

2015	$69
2016	98
2017	104
2018	114
2019	131
2020 – 2024	714

As of December 31, 2014 and June 30, 2014 and 2013, unrecognized past service liabilities and actuarial losses aggregating approximately $186,000, $240,000 and $244,000, respectively, were included, net of income taxes of $74,000, $96,000 and $98,000, respectively, in accumulated other comprehensive loss. Approximately $15,000 of this amount is expected to be recognized as a component of net periodic pension cost during the year ending December 31, 2015.

Note 12 - Benefit Plans (Continued)

Executive Incentive Retirement Plan

The Bank has an unfunded, non-qualified executive incentive retirement plan covering all eligible executives. The plan provides for either a lump sum payment or equal annual installments for a period of fifteen years commencing on the first day of the calendar month following the termination of employment due to retirement, resignation, disability or death. The amount payable is based on the vested balance of the executive’s accumulated awards plus interest. The annual awards are based upon the executive’s base salary in effect at the beginning of the plan year and the Bank’s net income for the prior fiscal year. The percentage vested is based on the sum of the executive’s age and years of service.

The following table sets forth the accumulated benefit obligation, changes in the plan’s projected benefit obligation and the plan’s funded status as of and for each period presented:

	As of and for the Six Months Ended December 31,	As of and for the Years Ended June 30.
	2014	2014	2013
	(Dollars in thousands)
Accumulated benefit obligation – ending	$592	$459	$442

Projected benefit obligation – beginning	$459	$442	$472
Service cost	18	39	47
Interest cost	10	22	20
Actuarial loss (gain)	105	(22)	(76)
Benefits paid	—	(22)	(21)

Projected benefit obligation and funded status – ending (included in other liabilities)	$592	$459	$442

Assumption:
Discount rate	4.00%	4.50%	5.00%

Net periodic pension cost included the following:

	Six Months Ended December 31,		Years Ended June 30,
	2014	2013	2014	2013
		(Unaudited)
		(Dollars in thousands)
Service cost	$18	$20	$39	$47
Interest cost	10	11	22	20
Amortization of unrecognized loss	(15)	(14)	(28)	(16)

Net periodic pension cost	$13	$17	$33	$51

Assumptions:
Discount rate	4.50%	5.00%	5.00%	4.25%

Note 12 - Benefit Plans (Continued)

Executive Incentive Retirement Plan (Continued)

For the year ending December 31, 2015, the Bank expects to contribute $34,000 to the plan. Estimated future benefit payments for the years ending December 31, which reflect expected future service, as appropriate, are as follows (in thousands):

2015	$34
2016	34
2017	35
2018	36
2019	37
2020 – 2024	228

As of December 31, 2014 and June 30, 2014 and 2013, actuarial gains of approximately $62,000, $182,000 and $188,000, respectively, were included, net of income taxes of $24,000, $73,000 and $75,000, respectively, in accumulated other comprehensive loss. Approximately $1,000 of this amount is expected to be recognized as a component of net periodic pension cost during the year ending December 31, 2015.

401(k) Savings and Profit Sharing Plan

The Bank sponsors a savings and profit sharing plan, pursuant to Section 401(k) of the Internal Revenue Code (“IRC”), for all eligible employees. The plan has a profit sharing component paid annually by the Bank of 3% of each eligible employee’s compensation. Employees may also elect to defer up to 80% of their compensation, subject to IRC limitations. The Bank will match 50% of the first 6% of the employee’s salary deferral up to a maximum of 3% of each employee’s compensation. The Plan expense amounted to approximately $32,000 and $25,000 (unaudited) for the six months ended December 31, 2014 and 2013 and $53,000 and $48,000 for the years ended June 30, 2014 and 2013, respectively. The Bank terminated the annual 3% profit sharing component of the plan, effective December 31, 2012, but still matches 50% of the first 6% of the employee’s salary deferral up to a maximum of 3% of each employee’s compensation.

Employee Stock Ownership Plan

Effective upon completion of the Company’s initial public stock offering, the Bank established an Employee Stock Ownership Plan (“ESOP”) for all eligible employees who complete a twelve-month period of employment with the Bank, have attained the age of 21 and have completed at least 1,000 hours of service in a plan year. The ESOP used $2.0 million in proceeds from a term loan obtained from the Company to purchase 202,342 shares of Company common stock. The term loan principal is payable over 48 equal quarterly installments through December 31, 2018. The interest rate on the term loan is 8.25%. Each quarter, the Bank intends to make discretionary contributions to the ESOP, which will be equal to principal and interest payments required on the term loan. The ESOP may further pay down the loan with dividends paid, if any, on the Company common stock owned by the ESOP. Shares purchased with the loan proceeds provide collateral for the term loan and are held in a suspense account for future allocations among participants. Base compensation is the basis for allocation to participants of contributions to the ESOP and shares released from the suspense account, as described by the ESOP, in the year of allocation.

Note 12 - Benefit Plans (Continued)

ESOP shares pledged as collateral were initially recorded as unallocated ESOP shares in the consolidated statement of financial condition. On a monthly basis, 1,405 shares are allocated and compensation expense is recorded equal to the number of allocated shares multiplied by the monthly average market price of the Company’s common stock and the allocated shares become outstanding for basic earnings per common share computations. The difference between the fair value of shares and the cost of the shares allocated by the ESOP is recorded as an adjustment to paid-in capital. ESOP compensation expense was approximately $76,000 and $63,000 (unaudited) for the six months ended December 31, 2014 and 2013 and $131,000 and $111,000 for the years ended June 30, 2014 and 2013, respectively.

ESOP shares at December 31, 2014 and at June 30, 2014 and 2013 are summarized as follows:

	At December 31, 2014	At June 30,
		2014	2013
Allocated shares – beginning	126,464	109,602	92,741
Shares allocated during the year	8,431	16,862	16,861

Allocated shares – ending	134,895	126,464	109,602

Total ESOP Shares	202,342	202,342	202,342

Fair value of unallocated shares	$682,076	$614,612	$669,576

Stock-Based Compensation

The Company maintains the MSB Financial Corp. 2008 Stock Compensation and Incentive Plan (the “2008 Plan”). Under this plan, the Company may grant options to purchase up to 275,410 shares of Company’s common stock. At December 31, 2014 and at June 30, 2014 and 2013, there were no shares remaining for future option grants under the plan.

On May 9, 2008, options to purchase 275,410 shares of common stock at an exercise price of $10.75 per share were awarded and will expire no later than ten years following the grant date. The options granted vest over a five-year service period, with 20% of the awards vesting on each anniversary date of grant. The fair value of the options granted, as computed using the Black-Scholes option-pricing model, was determined to be $2.99 per option on the date of grant based upon the following underlying assumptions: a risk-free interest rate, expected option life, expected stock price volatility, and dividend yield of 3.33%, 6.5 years, 24.23%, and 1.11%, respectively.

Management recognized compensation expense for the fair value of the options, which have graded vesting, on a straight-line basis over the requisite service period of the awards. As of May 9, 2013 all shares in the plan became vested and the Company did not record any stock option expense during the six months ended December 31, 2014 or 2013 (unaudited) or the fiscal year ended June 30, 2014 compared to $137,000 in stock option expense along with a $19,000 income tax benefit recorded during the fiscal year ended June 30, 2013.

Note 12 - Benefit Plans (Continued)

A summary of stock options at December 31, 2014 and June 30, 2014 and 2013 was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2013	275,410	10.75	4.8 years	$—

Outstanding at June 30, 2014	275,410	10.75	3.8 years	$—

Outstanding at December 31, 2014	275,410	10.75	3.3 years	$—

Exercisable at December 31, 2014	275,410	10.75	3.3 years	$—

Shares issued upon the exercise of stock options are planned to be issued from treasury stock. The 275,410 options outstanding as of December 31, 2014 are fully vested. There is no unrecognized compensation expense related to these options as of December 31, 2014.

On November 9, 2009, the Company’s stockholders approved an amendment to the 2008 Plan to increase the number of shares of the Company’s common stock authorized for issuance under the 2008 Plan from 275,410 to 385,574, with such additional shares to be available for awards in the form of restricted stock awards. On November 24, 2009, the Company purchased 110,164 shares of its common stock at a purchase price of $932,000, which amount, was charged to paid-in capital. On December 14, 2009, the Board of Directors granted 110,164 shares of restricted stock to certain employees and directors. The restricted stock awards are to be vested over a five year period and expensed accordingly based on the fair value at the date of grant. For each of the six months ended December 31, 2014 and 2013 and the fiscal years ended June 30, 2014 and 2013, the Company recognized approximately $82,000, $90,000 (unaudited), $180,000 and $180,000, respectively, in stock-based compensation expense related to restricted stock awards along with an income tax benefit of $32,000, $36,000 (unaudited), $72,000 and $72,000, respectively. At December 31, 2014, 884 shares were available for grants under the 2008 Plan.

Note 12 - Benefit Plans (Continued)

The following is a summary of the activity related to the Company’s restricted stock awards for the six months ended December 31, 2014 and the year ended June 30, 2014:

	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at June 30, 2013	44,076	$8.15
Vested	(21,584)	8.15

Unvested at June 30, 2014	22,492	8.15
Vested	(21,608)	8.15
Forfeited	(884)	8.15

Unvested at December 31, 2014	—	8.15

Note 13 - Transactions with Officers and Directors

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, their immediate families, and affiliated companies (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others with the exception that all employees with one year of service, directors and executive officers are offered a 50 basis point reduction for consumer loans or primary residence mortgage loans. These persons were indebted to the Bank for loans totaling $8.1 million, $7.7 million and $10.0 million at December 31, 2014 and June 30, 2014 and 2013, respectively. During the year ended June 30, 2014, $755,000 of new loans and $571,000 of repayments were made. In addition, one director that was placed on emeritus status and non-voting status, resulted in a $2.4 million reduction in loan indebtedness to the Bank related to him and his immediate family. During the six months ended December 31, 2014, $636,000 of new loans and $240,000 of repayments were made.

Note 14 - Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible, core and risk-based capital as defined in the regulations. Management believes, as of December 31, 2014 and June 30, 2014 and 2013, that the Bank met all capital adequacy requirements to which it is subject.

Note 14 - Regulatory Capital (Continued)

As of December 31, 2014, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum core, Tier 1 risk-based and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The following table presents a reconciliation of GAAP capital and regulatory capital and information as to the Bank’s capital levels at the dates presented:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
December 31, 2014:
Tangible	$36,209	10.64%	$5,105	≥1.50%	$	N/A	N/A
Core (leverage)	36,209	10.64	13,613	≥4.00		17,016	≥ 5.00%
Tier 1 risk-based	36,209	17.68	8,193	≥4.00		12,290	≥ 6.00
Total risk-based	38,783	18.93	16,387	≥8.00		20,483	≥ 10.00

June 30, 2014:
Tangible	$35,862	10.39%	$5,179	≥1.50%	$	N/A	N/A
Core (leverage)	35,862	10.39	13,812	≥4.00		17,264	≥ 5.00%
Tier 1 risk-based	35,862	17.45	8,221	≥4.00		12,331	≥ 6.00
Total risk-based	38,444	18.71	16,442	≥8.00		20,552	≥ 10.00

June 30, 2013:
Tangible	$34,651	9.93%	$5,234	≥1.50%	$	N/A	N/A
Core (leverage)	34,651	9.93	13,958	≥4.00		17,447	≥ 5.00%
Tier 1 risk-based	34,651	16.87	8,216	≥4.00		12,324	≥ 6.00
Total risk-based	37,243	18.13	16,432	≥8.00		20,539	≥ 10.00

Note 15 - Commitments and Contingencies

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit, and interest rate risk in excess of the amount recognized in the statements of financial condition.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At December 31, 2014 and June 30, 2014 and 2013, the following financial instruments were outstanding whose contract amounts represent credit risk:

	At December 31, 2014	At June 30,
		2014	2013
	(In thousands)
Commitments to grant loans	$2,857	$2,122	$7,671
Unfunded commitments under lines of credit	20,034	20,093	23,659
Standby letters of credit	347	247	327

	$23,238	$22,462	$31,657

At December 31, 2014, the commitments to grant loans included $736,000 of fixed rate mortgage loan with interest rates ranging from 3.625% to 5.00%; commercial real estate loans of $1.1 million with terms that include a 10 year balloon payment with an interest rate of 4.875% and based on a 25 year amortization; and a 15 year fixed rate with an interest rate of 4.75% and $1.0 million variable rate construction loan based on the Wall Street Journal Prime Rate + 1.00%, with a floor rate of 5.00%. Of the unfunded commitments under lines of credit at December 31, 2014, $16.7 million was available under the Bank’s home equity lending program, $465,000 was available under the overdraft protection lending program and $2.9 million was available under commercial lines of credit. Amounts outstanding under these unfunded lines have interest rates ranging from 1.00% below prime rate to 4.00% over the prime rate.

At June 30, 2014, the commitments to grant loans included a $172,000 fixed rate mortgage loan with an interest rate of 4.00%; an adjustable rate mortgage loan of $200,000 with an initial rate of 4.00% adjusting to 6.25% after 10 years and a commercial real estate loan of $1.8 million with 10 year balloon payment based on a 20 year amortization and an initial rate of 4.00% fixed for the first five years and a variable rate based on the Wall Street Journal Prime + 1.00% for the second five years. Of the unfunded commitments under lines of credit at June 30, 2014, $16.8 million was available under the Bank’s home equity lending program, $547,100 was available under the overdraft protection lending program and $2.7million was available under commercial lines of credit. Amounts outstanding under these unfunded lines have interest rates ranging from 1.00% below prime rate to 4.00% over the prime rate.

Note 15 - Commitments and Contingencies (Continued)

At June 30, 2013, commitments to grant loans included $871,000 of fixed rate mortgage loans with interest rates ranging from 3.125% to 4.50%; adjustable rate mortgage loans of $27 million with an initial rate of 3.25% adjusting to 6.00% after 10 years and a $4.1 million variable rate construction loan based on the Wall Street Journal Prime Rate + 1.00%, with a floor rate of 5.00%. Of the unfunded commitments under lines of credit at June 30, 2013, $19.4 million was available under the Bank’s home equity lending program, $541,900 was available under the overdraft protection lending program and $3.7 million was available under commercial lines of credit. Amounts outstanding under these unfunded lines have interest rates ranging from 1.00% below prime rate to 4.00% over the prime rate.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but primarily includes residential and income-producing commercial real estate properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The fair values of these obligations were immaterial as of December 31, 2014 and June 30, 2014 and 2013.

Note 16 - Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.

FASB ASC Topic 820, Fair Market Value Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Note 16 - Fair Value Measurements (Continued)

ASC 820 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•	Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Note 16 - Fair Value Measurements (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Bank did not have any financial assets measured at fair value on a recurring basis as of December 31, 2014 and June 30, 2014 and 2013.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain financial and non-financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The following tables summarize those assets measured at fair value on a non-recurring basis as of December 31, 2014 and June 30, 2014 and 2013:

	December 31, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(In thousands)
Impaired loans	$—	$—	$1,308	$1,308

	June 30, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(In thousands)
Impaired loans	$—	$—	$2,789	$2,789

	June 30, 2013
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(In thousands)
Impaired loans	$—	$—	$15,066	$15,066

Note 16 - Fair Value Measurements (Continued)

For Level 3 input assets measured at fair value on non-recurring basis as of December 31, 2014 and June 30, 2014 and 2013, the significant unobservable inputs used in fair value measurements were as follows:

	December 31, 2014
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
		(Dollars in thousands)
Impaired loans	$1,308	Appraisal of Collateral	Appraisal adjustments	0% to - 6.87% (0.09%)
			Liquidation expense	4.56% to -52.9% (8.4%)

	June 30, 2014
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
		(Dollars in thousands)
Impaired loans	$2,789	Appraisal of Collateral	Appraisal adjustments	0% to - 19.4% (1.1%)
			Liquidation expense	4.2% to -57.9% (7.7%)

	June 30, 2013
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
		(Dollars in thousands)
Impaired loans	$15,066	Appraisal of collateral	Appraisal adjustments	0% to - 37.9% (3.5%)
			Liquidation expense	0.11% to -27.4% (7.9%)

An impaired loan is measured for impairment at the time the loan is identified as impaired. Loans are considered impaired when based on current information and events it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. The Company’s impaired loans are generally collateral dependent and, as such, are carried at the lower of cost or estimated fair value less estimated selling costs. Fair values are estimated through current appraisals and adjusted as necessary to reflect current market conditions and as such are classified as Level 3.

Other real estate is carried at the lower of cost or fair value less estimated selling costs. The fair value of other real estate is determined based upon independent third-party appraisals of the properties. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. As of December 31, 2014 and June 30, 2014 and 2013, there was no further impairment of the other real estate owned below the cost basis established at the time the other real owned was originally recognized. Accordingly, the table above does not include other real estate owned.

Note 16 - Fair Value Measurements (Continued)

Disclosure about Fair Value of Financial Instruments

The fair value of a financial instrument is defined above. Significant estimates were used for the purposes of disclosing fair values. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. However, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective reporting dates, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.

The following presents the carrying amount, fair value and placement in the fair value hierarchy as of December 31, 2014 and June 30, 2014 and June 30, 2013, of the Company’s financial instruments which are carried on the consolidated statement of financial condition at cost and are not measured or recorded at fair value on a recurring basis. This table excludes financial instruments for which the carrying amount approximates fair value, which includes cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable, interest and non-interest bearing demand, savings and club deposits, and accrued interest payable.

	Carrying Amount	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
As of December 31, 2014	(In thousands)
Financial assets:
Securities held to maturity	$78,518	$77,975	$—	$77,975	$—
Loans receivable (1)	231,449	233,629	—	—	233,629

Financial liabilities:
Certificate of deposits	93,938	95,146	—	95,146	—
Advances from Federal Home Loan Bank of New York	30,000	31,111	—	31,111	—

As of June 30, 2014
Financial assets:
Securities held to maturity	84,932	83,636	—	83,636	—
Loans receivable (1)	230,275	230,300	—	—	230,300

Financial liabilities:
Certificate of deposits	98,528	100,120	—	100,120	—
Advances from Federal Home Loan Bank of New York	38,000	39,281	—	39,281	—

Note 16 - Fair Value Measurements (Continued)

As of June 30, 2013
Financial assets:
Securities held to maturity	80,912	78,367	—	78,367	—
Loans receivable (1)	223,256	227,556	—	—	227,556

Financial liabilities:
Certificate of deposits	109,948	111,797	—	111,797	—
Advances from Federal Home Loan Bank of New York	30,000	32,208	—	32,208	—

(1)	Includes impaired loans measured at fair value on a non-recurring basis as discussed above.

Methods and assumptions used to estimate fair values of financial assets and liabilities previously disclosed are as follows:

Cash and Cash Equivalents

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Securities Held to Maturity

The fair value for securities held to maturity is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

The fair value of loans is based upon a multitude of sources, including assumed current market rates by category and the Bank’s current offering rates. Both fixed and variable rate loan fair values are derived at using a discounted cash flow methodology. For variable rate loans, repricing terms, including next reprice date, reprice frequency and reprice rate are factored into the discounted cash flow formula.

Federal Home Loan Bank Stock

The carrying amount of Federal Home Loan Bank of New York stock approximates fair value since the Company is generally able to redeem this stock at par.

Accrued Interest Receivable and Payable

The carrying amounts of accrued interest receivable and payable approximate fair value due to the short term nature of these instruments.

Deposits

Fair values for demand deposits, savings accounts and club accounts are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar instruments with similar maturities.

Note 16 - Fair Value Measurements (Continued)

Advances from Federal Home Loan Bank of New York

Fair values of advances are estimated using discounted cash flow analyses, based on rates currently available to the Company for advances from the Federal Home Loan Bank of New York with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

Fair values of commitments to extend credit are estimated using the fees currently charged to enter into similar agreement, into account market interest rates, the remaining terms, and the present credit worthiness of the counterparties. As of December 31, 2014 and June 30, 2014 and 2013, the fair value of the commitments to extend credit was not considered to be material. Note 17 - Parent Only Financial Statements

Note 17 - Parent Only Financial Statements

Condensed Statements of Financial Condition

	At December 31, 2014	At June 30,
(In thousands)		2014	2013
		(Restated)
Assets
Cash and due from banks	$3,161	$3,232	$2,994
Loan receivable	903	996	1,172
Investments in subsidiaries	36,778	36,382	35,135
Other assets	235	178	1,172

Total Assets	$41,072	$40,788	$40,473

Liabilities
Other liabilities	$47	$100	$1,082

Total liabilities	47	100	1,082

Stockholders’ Equity
Common stock	562	562	562
Paid-in capital	24,689	24,616	24,473
Retained earnings	21,766	21,548	20,560
Unallocated common stock held by ESOP	(674)	(759)	(927)
Treasury stock	(5,244)	(5,244)	(5,244)
Accumulated other comprehensive loss	(74)	(35)	(33)

Total Stockholders’ Equity	41,025	40,688	39,391

Total Liabilities and Stockholders’ Equity	$41,072	$40,788	$40,473

Note 17 - Parent Only Financial Statements (Continued)

Condensed Statements of Comprehensive (Loss) Income

	Six Months Ended December 31,		Years Ended June 30,
	2014	2013	2014	2013
		(Unaudited)
	(In thousands)
Equity in undistributed earnings of subsidiaries	$396	$546	$1,118	$(1,272)
Interest income	40	47	91	105
Non-interest expense	(179)	(125)	(226)	(221)

Income (Loss) Before Income Taxes	257	468	983	(1,388)

Income tax expense(benefit)	39	(31)	(5)	(3)

Net Income (Loss)	$218	$499	$988	$(1,385)

Comprehensive Income (Loss)	$179	$497	$986	$(1,317)

Note 17 - Parent Only Financial Statements (Continued)

Condensed Statements of Cash Flows

	Six Months Ended December 31,		Years Ended June 30,
	2014	2013	2014	2013
		(Unaudited)
	(In thousands)
Cash Flows from Operating Activities
Net income (loss)	$218	$499	$988	$(1,385)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(396)	(546)	(1,118)	1,272
Net change in other assets and liabilities	14	64	192	88

Net Cash Provided by (Used in) Operating Activities	(164)	17	62	(25)

Cash Flows from Investing Activities
Repayment of ESOP loan receivable	93	86	176	162

Net Cash Provided by Investing Activities	93	86	176	162

Cash Flows from Financing Activities
Dividends paid to minority stockholders	—	—	—	(56)
Purchase of treasury stock	—	—	—	(476)
Capital distribution to Bank	—	—	—	(1,000)

Net Cash Used in Financing Activities	—	—	—	(1,532)

Net (Decrease) Increase in Cash and Cash Equivalents	(71)	103	238	(1,395)

Cash and Cash Equivalents - Beginning	3,232	2,994	2,994	4,389

Cash and Cash Equivalents - Ending	$3,161	$3,097	$3,232	$2,994

Note 18 - Quarterly Results of Operations (Unaudited)

The following is a condensed summary of quarterly results of operations for the six months ended December 31, 2014 and for the years ended June 30, 2014 and 2013:

	9/30/14 Quarter	12/31/14 Quarter
Interest income	$2,987	$2,981
Interest expense	591	582

Net Interest Income	2,396	2,399

Provision for loan losses	100	—

Net Interest Income after Provision for Loan Losses	2,296	2,399

Non-interest income	162	162
Non-interest expenses	2,116	2,628

Income (Loss) before Income Taxes	342	(67)

Income tax expense (benefit)	115	(58)

Net Income (Loss)	$227	$(9)

Earnings (Loss) per share:
Basic and diluted	$0.05	$(0.00)

Note 18 - Quarterly Results of Operations (Unaudited) (Continued)

	Year Ended June 30, 2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
Interest income	$2,965	$3,005	$3,038	$2,984
Interest expense	632	617	585	588

Net Interest Income	2,333	2,388	2,453	2,396

Provision for loan losses	150	150	150	150

Net Interest Income after Provision for Loan Losses	2,183	2,238	2,303	2,246

Non-interest income	181	182	184	177
Non-interest expenses	1,987	2,037	2,117	2,017

Income before Income Taxes	377	383	370	406

Income tax expense	129	132	127	160

Net Income	$248	$251	$243	$246

Earnings per share:
Basic and diluted	$0.05	$0.05	$0.05	$0.05

Note 18 - Quarterly Results of Operations (Unaudited) (Continued)

	Year Ended June 30, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
Interest income	$3,142	$3,000	$2,985	$2,905
Interest expense	727	689	648	657

Net Interest Income	2,415	2,311	2,337	2,248
Provision for loan losses	746	2,973	175	150

Net Interest Income (Loss) after Provision for Loan Losses	1,669	(662)	2,162	2,098
Non-interest income	159	162	159	170
Non-interest expenses	2,004	2,122	2,188	1,975

(Loss) Income before Income Taxes	(176)	(2,622)	133	293
Income tax (benefit) expense	(84)	(1,047)	44	100

Net (Loss) Income	$(92)	$(1,575)	$89	$193

(Loss) Earnings per share:
Basic and diluted	$(0.02)	$(0.32)	$0.02	$0.04

Note 19 – Recent Accounting Pronouncements

In January 2014, FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors, which clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. For public entities, the guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Note 19 – Recent Accounting Pronouncements (Continued)

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of the pending adoption of ASU 2014-09 on our consolidated financial statements and have not yet determined the method by which we will adopt the standard in 2017.

In June 2014, FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which amends previously issued guidance on this topic. The amendments in this Update require two accounting changes. (1) repurchase-to-maturity transactions will be accounted for as secured borrowing transactions on the balance sheet, rather than sales and (2) for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with (or in contemplation of) a repurchase agreement with the same counterparty, which also will generally result in secured borrowing accounting for the repurchase agreement. This ASU also introduces new disclosures to increase transparency about the types of collateral pledged for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The ASU also requires a transferor to disclose information about transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the transferee. For public entities, the accounting changes and disclosure for certain transactions accounted for as a sale are effective for the first interim or annual period beginning after December 15, 2014. The disclosure for transactions accounted for as secured borrowings is required for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. All entities are required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Note 20 – Adoption of Plan of Conversion and Reorganization

On November 17, 2014, the Boards of Directors of the Company, the Bank and the MHC adopted a Plan of Conversion and Reorganization (the “Plan”) pursuant to which the MHC will undertake a “second-step” conversion and both the MHC and the Company will cease to exist. The Bank will reorganize from the two-tier mutual holding company form of organization to a fully-public stock holding company form of organization. The terms of the Plan provide for the sale of shares of a newly-formed holding company representing the MHC’s ownership interest in the Company and for the exchange of shares of the Company for shares of the new holding company pursuant to an exchange ratio designed to approximate the existing shareholders’ percentage ownership interest, after giving effect to assets held at the MHC level and dividends previously waived by the MHC as required by bank regulatory requirements.

MSB Financial Corp. (“MSB Financial – Maryland”), a Maryland-chartered holding company, will offer shares of its common stock for sale to the Bank’s eligible account holders, to the Bank’s employee stock ownership plan and to members of the general public in a subscription and community offering in the manner, and subject to the priorities, set forth in the Plan. The highest priority will be depositors with qualifying deposits as of September 30, 2013.

At the time of conversion, liquidation accounts will be established in an amount equal to the percentage of the outstanding shares of the Company owned by the MHC before completion of the conversion, multiplied by the Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering prospectus for the conversion, plus the value of the net assets of the MHC as reflected in the latest statement of financial condition of the MHC before the effective date of the conversion. The liquidation accounts will be maintained for the benefit of eligible account holders and supplemental eligible account holders (collectively, “eligible depositors”) who continue to maintain their deposit accounts in the Bank after the conversion. In the event of a complete liquidation of the Bank or the Bank and MSB Financial - Maryland (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. Neither MSB Financial - Maryland nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements applicable to the Bank or MSB Financial - Maryland.

The transactions contemplated by the Plan of Conversion are subject to approval by the shareholders of the Company, the depositors of the Bank and the Board of Governors of the Federal Reserve System. If the conversion and offering are completed, eligible conversion and offering costs will be netted against the offering proceeds. If the conversion and offering are terminated, such costs will be expensed.

You should rely only on the information contained in this prospectus. Neither Millington Bank nor MSB Financial Corp. has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Up to 3,277,500 Shares

(Subject to increase to 3,769,125 Shares)

(Proposed Holding Company for Millington Savings Bank)

COMMON STOCK

PROSPECTUS

May 14, 2015

Until June 23, 2015, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.